PROSPECTUS

Filed pursuant to Rule 424(b)(3)

Registration No. 333-121185

CBD Media Holdings LLC

CBD Holdings Finance, Inc.

OFFER TO EXCHANGE

$100,000,000 principal amount of their 9 1/4% Senior

Notes due 2012, which have been registered

under the Securities Act, for any and all of their outstanding

9 1/4% Senior Notes due 2012

CBD Media Holdings LLC and its wholly-owned subsidiary, CBD Holdings Finance, Inc., are co-issuers of their outstanding 9 1/4% senior notes due 2012. The issuers are offering to exchange all of their outstanding 9 1/4% senior notes due 2012, which are also referred to as the outstanding notes, for their registered 9 1/4% senior notes due 2012, which are referred to as the exchange notes, and together with the outstanding notes, the notes. The terms of the exchange notes are identical to the terms of the outstanding notes except that the exchange notes have been registered under the Securities Act of 1933 and, therefore, are freely transferable. The issuers will pay interest on the notes on January 15 and July 15 of each year. The first interest payment on the exchange notes will be made on July 15, 2005. The notes will mature on July 15, 2012.

The issuers may redeem all or part of the exchange notes on or after July 15, 2008. Redemption prices are set forth under “Description of the Exchange Notes—Optional Redemption.” Before July 15, 2007, the issuers may redeem up to 35% of the aggregate principal amount of the exchange notes issued under the indenture at a redemption price equal to 109.25% of the principal amount of exchange notes redeemed, plus accrued and unpaid interest and liquidated damages, if any, to the date of redemption, with the net cash proceeds of equity offerings. In addition, before July 15, 2007, the issuers may redeem all of the exchange notes upon the occurrence of a change of control, upon not less than 30 nor more than 60 days prior notice, at a redemption price equal to 109.25% of the principal amount of exchange notes redeemed, plus accrued and unpaid interest and liquidated damages, if any, to the date of redemption.

The principal features of the exchange offer are as follows:

•	The exchange offer expires at 5:00 pm, New York City time, on March 3, 2005, unless extended.

•	The issuers will exchange all outstanding notes that are validly tendered and not validly withdrawn prior to the expiration of the exchange offer.

•	You may withdraw tendered outstanding notes at any time prior to the expiration of the exchange offer.

•	The exchange of outstanding notes for exchange notes pursuant to the exchange offer will not be a taxable event for U.S. federal income tax purposes.

•	The issuers will not receive any proceeds from the exchange offer.

•	The issuers do not intend to apply for listing of the exchange notes on any securities exchange or automated quotation system.

•	The outstanding notes will be tendered in multiples of $1,000.

Each broker-dealer that receives the exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. The letter of transmittal delivered with this prospectus states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act of 1933. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for outstanding notes where such outstanding notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that, for a period of at least 90 days after consummation of the exchange offer, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution.”

Investing in the exchange notes involves risks. See “ Risk Factors” beginning on page 13.

Neither the U.S. Securities and Exchange Commission nor any other federal or state agency has approved or disapproved of these securities to be distributed in the exchange offer, nor have any of these organizations determined that this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus is February 2, 2005

We have not authorized any dealer, salesman or other person to give any information or to make any representation other than those contained or incorporated by reference in this prospectus. You must not rely upon any information or representation not contained in this prospectus as if we had authorized it. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the registered securities to which it relates, nor does this prospectus constitute an offer to sell or a solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

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PROSPECTUS SUMMARY

This summary highlights important information contained elsewhere in this prospectus. Because this is only a summary, it does not contain all of the information that may be important to you. This prospectus includes specific terms of the exchange offer, as well as information regarding our business and detailed financial data. Please review this prospectus in its entirety, including the information set forth under the heading “Risk Factors,” the financial statements and related notes and the other financial data included herein, before making an investment decision.

In this prospectus, unless the context otherwise requires:

•	the term “CBD Holdings” refers to CBD Media Holdings LLC;

•	the term “CBD Media” refers to CBD Media LLC, a wholly-owned subsidiary of CBD Holdings;

•	the term “CBD Holdings Finance” refers to CBD Holdings Finance, Inc., a wholly-owned subsidiary of CBD Holdings;

•	the term “CBD Investor” refers to CBD Investor, Inc., the direct parent of CBD Holdings;

•	the term “financing transactions” refers to the offering of the outstanding notes completed on October 26, 2004, the increase in the term loan portion of our senior credit facility and the distributions that were made by CBD Media to CBD Holdings and by CBD Holdings to its equityholders with the proceeds of the offering of the notes and the increased term loan and cash on hand, all of which occurred on October 26, 2004;

•	the term “issuers” refers to CBD Holdings and CBD Holdings Finance;

•	when we refer to “our predecessor” we are referring to Cincinnati Bell Directory Inc.; and

•	the terms “we,” “us,” “our” or other similar terms refer to CBD Holdings and its subsidiaries, including our directory business, which is operated by CBD Media.

CBD Media

We are the exclusive telephone directory publisher for Cincinnati Bell-branded yellow pages in the Cincinnati-Hamilton metropolitan area, which is the 23rd largest metropolitan area in the country, according to the most recent U.S. Census. We are a leader in the directory publishing industry and, in 2003, we believe our directories captured over 85% of total directory advertising spending in the Cincinnati-Hamilton metropolitan area.

We generate our revenues primarily through the sale of advertising in our directories. In 2003, we published 14 yellow pages directories and distributed over 2.3 million copies to businesses and residences. These directories included advertisements from over 19,000 local customers who are principally small and medium-sized businesses, as well as approximately 1,100 national advertisers. We are also the exclusive publisher of the white pages for Cincinnati Bell Telephone. In 2003, we published one white pages directory and distributed over one million copies to businesses and residences. For the nine months ended September 30, 2004, our net revenue was $66.4 million, our EBITDA (as defined on page 43) was $35.9 million, and our cash flows provided by operating activities were $21.6 million.

We seek to provide our advertising customers with a cost-effective, fully integrated advertising solution that includes printed, Internet-based and other forms of electronic directories. We believe that our advertisers value: (1) our strong local market position; (2) our powerful brand name; (3) the attractiveness of the demographics of our market; and (4) the effectiveness and low cost of advertising in our directories compared to other forms of advertising.

The U.S. directory advertising industry has historically experienced stable and consistent revenue growth, with revenues for the industry increasing over the past 18 years at a compound annual growth rate of approximately 6%. In addition, during the last two recessions in 1991 and 2001, the U.S. directory advertising industry continued to grow, while other major advertising media, including radio, television and newspaper, experienced revenue declines. We believe that the non-cyclical nature of the directory publishing business is a result of several advantages that directory advertising has relative to other forms of advertising, including:

•	directories are, in many cases, the primary form of paid advertising used by small and medium-sized businesses due to their low cost, broad demographic distribution, enduring presence and high customer usage rates;

•	directory advertising is attractive to our customers because consumers may view telephone directories as a free, comprehensive, single source of information;

•	the “directional” nature of directory advertising is valuable to our advertisers, as directory advertisements reach consumers at a time when they are actively seeking information and are prepared to make a purchase;

•	the once yearly publication cycle and the priority placement given to renewal advertisements result in a consistent customer renewal rate even during weak economic times; and

•	directory advertising generates a higher return on investment for our target advertisers than most other major media, including newspaper, television and radio.

Competitive Strengths

Powerful incumbent market position. We acquired our directory publishing business in March 2002 from Cincinnati Bell Inc., which we refer to as the “acquisition.” As a part of the acquisition, we received an exclusive, royalty-free license to use the name “Cincinnati Bell Directory” to conduct our directory publishing business in the Cincinnati-Hamilton metropolitan area until March 2012, with an automatic renewal until 2022 at our discretion. In addition, if Cincinnati Bell Inc. or any of its affiliates engages in the directory publishing business in our markets after the expiration of the non-competition agreement in March 2012, Cincinnati Bell Inc. will be obligated to pay us 85% of all revenues resulting from the business through the earlier of 2022 or the termination of our trademark license agreement. We believe our strategic relationship with Cincinnati Bell affords us brand recognition as the incumbent yellow pages provider and gives us a significant competitive advantage compared with directory publishers in our markets who are not associated with the Cincinnati Bell brand.

Strong local market presence. According to a 2003 study prepared for us by the University of Cincinnati, we are the preferred yellow pages directory for 92% of the population of the Cincinnati-Hamilton metropolitan area and have residential and business possession rates of 97% and 91%, respectively. We believe these usage statistics are partly responsible for our high advertiser satisfaction rates, as well as our average local advertiser retention rate of approximately 86% over the last five years, which we believe is the highest in our market and compares favorably to other directories published nationwide under other local exchange carrier brands.

Attractive financial profile. Our business has been characterized by consistent revenue growth and high operating margins. Our net revenue has increased each year since 1993, from approximately $58.7 million in 1993 to approximately $86.3 million in 2003. The stability of our financial results is driven by (1) our directory advertising sales, which are presold through one-year contracts typically paid on a monthly basis; (2) our historically high collection rate, which was approximately 95% of gross accounts receivable during the year ended December 31, 2003 and which we believe compares favorably to the collection rates of other directory publishers; (3) our high advertising retention rates from existing customers, which have averaged approximately 85% over the last five years; and (4) the fact that 85% of our operating expenses are tied to contracts with strategic partners and tend to be correlated with our revenue.

Favorable cash flow characteristics. Our business has strong cash flow characteristics due to the combination of our consistent revenue, strong operating margins, high collection rates, low capital expenditures, minimal working capital requirements, limited corporate overhead and a favorable tax position resulting from the acquisition from Cincinnati Bell Inc. in 2002. We utilize select strategic partners, whom we believe are among the best operators in their respective industries, to provide sales, printing, distribution and billing support under long-term contracts. This business model allows us to realize best-in-industry service and cost efficiencies that directly contribute to our operating and free cash flow margins, which we believe are among the highest in the directory publishing industry.

Strong market demographics. The Cincinnati-Hamilton metropolitan area is a strong and vibrant economy which has experienced economic growth that has exceeded the national average over the past nine years. From 1994 to 2003, the Cincinnati Gross Regional Product grew at an estimated average annual rate of approximately 3.6% compared to the national Gross Domestic Product average annual growth rate of 3% over the same period. The 2003 unemployment rate for the Cincinnati-Hamilton metropolitan area was nearly 5%, well below the national unemployment rate, and the majority of newly-created or retained jobs were in the services industries. Businesses in the services industries, such as law, accounting and medicine, tend to be more likely to place advertisements in the yellow pages than businesses in the non-services industries. In addition, more than 370 Fortune 500 firms have a presence in Cincinnati, including eight that are headquartered in the region. We believe the presence of these firms helps support the Cincinnati economy and attracts more service-oriented businesses to the area.

Large, diverse customer base. In 2003, we served more than 19,000 local and approximately 1,100 national advertisers through our 14 yellow pages directories. We believe that the diversity of our customer base mitigates the effect of downturns in the economy or any individual sector of the economy on our business as our operations are not dependent on any one particular advertiser or industry segment. In 2003, no single advertiser represented more than 0.4% of our revenue and our largest topical directory heading accounted for only 5.2% of our total revenue.

Experienced management team. Our management team has over 50 years combined experience with our business, with an average of approximately 13 years of experience each. Our President and Chief Executive Officer, Douglas A. Myers, has worked at our business for the past 16 years, holding a variety of positions prior to being appointed to his current role in 1999. John P. Schwing, our Chief Financial Officer, and David D. Miller, our Vice President of Sales and Operations, have served in senior management roles with us for the past 12 and 15 years, respectively. Senior management’s relationships with the strategic partners involved in our operations are well-established and long-standing. In addition, each member of our senior management has an equity interest in our business.

Business Strategy

Increase revenue from existing local customer base. Our strategy is to achieve annual revenue growth by selling additional advertising or services to our existing local customer base of more than 19,000 local customers, comprised primarily of small to medium-sized service businesses. By offering a larger ad display, color text instead of black and white, improved display placement under a heading, and a wide variety of specialty product offerings such as directory spine and back-cover advertising, we intend to continue to generate higher average revenue per customer over time, the key focus of our sales force.

Pursue Internet expansion. We are pursuing an integrated Internet strategy to leverage our strong relationships with our existing advertisers. While we provide small and medium-sized businesses with a fully-integrated solution for their directory advertising needs, many of our local advertisers have historically advertised primarily in printed yellow pages. Fewer than one-third of our local print customers currently advertise using our Internet directory advertising site, www.cincinnatibellyellowpages.com. We have fully integrated this website in our local sales channel and provide a bundled advertising product consisting of print and Internet advertising to our customers. We believe that as the percentage of our customer base using our Internet directory advertising products increases, we will be able to generate incremental revenue from these products.

Leverage strategic partnerships. Our unique partnership-based business model allows us to generate operating margins which we believe are among the highest in the directory publishing industry and allows our management team to focus on growth and execution. We will continue to use these partnerships to generate continued revenue growth while maintaining our strong operational margins. We believe that our selection of industry-leading strategic partners and our value to these partners has allowed us to achieve favorable operating results while avoiding significant capital expenditures and limiting corporate overhead.

Risk Factors

Our competitive strengths and business strategy discussed in this summary are subject to the material risks set forth in “Risk Factors” beginning on page 13 of this prospectus, including risks associated with dependence on third-party service providers and a decline in the use of printed yellow pages directories.

The Financing Transactions

On October 26, 2004, CBD Holdings completed an offering of $100.0 million of 9 1/4% senior notes due 2012, pursuant to a Purchase Agreement, dated October 21, 2004 among CBD Holdings, CBD Holdings Finance, Lehman Brothers Inc., Banc of America Securities LLC and Goldman, Sachs & Co. As part of the financing transactions, CBD Media distributed approximately $7.0 million of cash on hand and $23.0 million of net proceeds of the increased term loan to CBD Holdings, which, in turn, distributed such funds, along with the net proceeds of the senior notes offering of approximately $97.0 million, to its equityholders.

On October 26, 2004, CBD Media amended its senior credit facility. The parties to the amended senior credit facility are CBD Media, CBD Holdings, Lehman Commercial Paper Inc., as administrative agent, and other lender parties. The amended senior credit facility is guaranteed unconditionally and irrevocably by CBD Holdings and CBD Media’s subsidiary, CBD Finance, Inc. The amendment (1) increased the size of the term loan portion of the senior credit facility by $23.0 million by replacing the tranche C term loan facility with a $153.0 million tranche D term loan facility; (2) permitted CBD Holdings to issue $100.0 million of senior notes due 2012; (3) permitted CBD Media, so long as there is no default or event of default under the senior credit facility, to make distributions to CBD Holdings necessary to make regularly scheduled payments of interest with respect to the senior notes due 2012; (4) so long as there was no default or event of default under the senior credit facility, permitted CBD Media and CBD Holdings to set aside funds for a distribution to the equityholders of CBD Holdings in amount not to exceed $130.0 million; (5) deleted from the senior credit facility the requirement that CBD Media maintain a “fixed charge coverage ratio” and modified other financial ratios that CBD Media is required to maintain; and (6) made other amendments to the senior credit facility related to the issuance of the senior notes by CBD Holdings.

CBD Holdings Finance, Inc.

CBD Holdings Finance is a wholly-owned finance subsidiary of CBD Holdings that was incorporated in Delaware on October 13, 2004. CBD Holdings Finance co-issued the notes, jointly and severally, with CBD Holdings. CBD Holdings believes that some holders or prospective holders of the notes, including insurance companies, may be restricted in their ability to purchase debt securities of limited liability companies, such as CBD Holdings, unless such debt securities are jointly issued by a corporation. CBD Holdings Finance does not, and will not, have any substantial operations or assets and does not, and will not, have any revenues. As a result, holders and prospective holders of the notes should not expect CBD Holdings Finance to participate in servicing the interest and principal obligations on the notes.

CBD Media Post-Financing Transactions Structure

(1)	Co-Issuer of 9 1/4% senior notes due 2012.
(2)	Co-Issuer of 8 5/8% senior subordinated notes due 2011.
(3)	Borrower under the senior credit facility.
(4)	Guarantor under the senior credit facility.

The Offering of the Outstanding Notes

On October 26, 2004, the issuers completed an offering of $100.0 million in aggregate principal amount of their 9 1/4% senior notes due 2012, which was exempt from registration under the Securities Act.

Outstanding notes

CBD Media Holdings LLC and CBD Holdings Finance, Inc. sold the outstanding notes to Lehman Brothers Inc., Banc of America Securities LLC and Goldman, Sachs & Co., the initial purchasers, on October 26, 2004. The initial purchasers subsequently resold the outstanding notes to qualified institutional buyers pursuant to Rule 144A under the Securities Act, to non-U.S. persons outside the United States in reliance on Regulation S under the Securities Act and to a limited number of accredited investors, as defined in Rule 501(a) of the Securities Act.

Registration rights agreement	In connection with the sale of the outstanding notes, the issuers entered into a registration rights agreement with the initial purchasers. Under the terms of that agreement, the issuers agreed to:

•	file a registration statement for the exchange offer and the exchange notes within 90 days after the date on which the outstanding notes were purchased by the initial purchasers;

•	use their reasonable best efforts to cause the exchange offer registration statement to become effective under the Securities Act within 180 days after the date on which the outstanding notes were purchased by the initial purchasers; and

•	file a shelf registration statement for the resales of the outstanding notes or the exchange notes, as the case may be, if necessary and use their reasonable best efforts to cause such shelf registration statement to be declared effective under the Securities Act.

If the issuers fail to meet any of these requirements, it will constitute a default under the registration rights agreement and the issuers must pay additional interest on the notes in an amount equal to $.05 per week per $1,000 principal amount of notes for the first 90-day period after any such default. The amount of additional interest will increase by an additional $.05 per week per $1,000 principal amount of notes with respect to each subsequent 90-day period until all such defaults have been cured, up to a maximum amount of additional interest of $.50 per week per $1,000 principal amount of notes. The exchange offer is being made pursuant to the registration rights agreement and is intended to satisfy the rights granted under the registration rights agreement, which rights terminate upon completion of the exchange offer.

The Exchange Offer

The following is a summary of the exchange offer. For a more complete description of the terms of the exchange offer, see the section entitled “The Exchange Offer” located elsewhere in this prospectus.

Securities to be exchanged

On October 26, 2004, we sold $100 million in aggregate principal amount of outstanding notes in a transaction exempt from the registration requirements of the Securities Act of 1933, or the Securities Act. The terms of the outstanding notes and the exchange notes are substantially identical in all material respects, except that the exchange notes will be freely transferable by the holders thereof except as otherwise provided in this prospectus.

Exchange offer	$1,000 principal amount of exchange notes will be issued in exchange for each $1,000 principal amount of outstanding notes validly tendered.

Resale

Based upon interpretations by the staff of the Securities and Exchange Commission, which we refer to as the “SEC,” set forth in no-action letters issued to unrelated third parties, we believe that the exchange notes may be offered for resale, resold or otherwise transferred by you without compliance with the registration and prospectus delivery requirements of the Securities Act, unless you:

•	are an “affiliate” of CBD Holdings, CBD Holdings Finance, within the meaning of Rule 405 under the Securities Act;

•	are a broker-dealer who purchased the outstanding notes directly from us for resale under Rule 144A or any other available exemption under the Securities Act of 1933;

•	acquired the exchange notes other than in the ordinary course of your business; or

•	have an arrangement with any person to engage in the distribution of exchange notes.

However, the issuers have not submitted a no-action letter and there can be no assurance that the staff of the SEC will make a similar determination with respect to the exchange offer. Furthermore, in order to participate in the exchange offer, you must make the representations set forth in the letter of transmittal that the issuers are sending you with this prospectus.

Expiration date	The exchange offer will expire at 5:00 pm, New York City time, on March 3, 2005, which is referred to as the “expiration date,” unless the issuers, in their sole discretion, extend it.

Conditions to the exchange offer	The exchange offer is subject to customary conditions, some of which may be waived by the issuers. See “The Exchange Offer—Conditions to the Exchange Offer.”

Procedure for tendering outstanding notes	If you wish to accept the exchange offer, you must complete, sign and date the letter of transmittal, or a copy of the letter of transmittal, in accordance with the instructions contained in this prospectus and in the letter of transmittal, and mail or otherwise deliver the letter of transmittal, or the copy, together with the outstanding notes and any other required documentation to the exchange agent at the address set forth in this prospectus and in the letter of transmittal.

The issuers will accept for exchange any and all outstanding notes that are properly tendered in the exchange offer prior to the expiration date. The exchange notes issued in the exchange offer will be delivered promptly following the expiration date. See “The Exchange Offer—Terms of the Exchange Offer.”

Special procedures for beneficial owners

If you are the beneficial owner of outstanding notes registered in the name of a broker, dealer, commercial bank, trust company or other nominee and wish to tender in the exchange offer, you should contact the person in whose name your notes are registered and promptly instruct the person to tender on your behalf. See “The Exchange Offer—Procedures for Tendering.”

Guaranteed delivery procedures

If you wish to tender your outstanding notes and time will not permit your required documents to reach the exchange agent by the expiration date, or the procedure for book-entry transfer cannot be completed on time, you may tender your notes according to the guaranteed delivery procedures. For additional information, you should read the discussion under “The Exchange Offer—Guaranteed Delivery Procedures.”

Withdrawal rights	The tender of the outstanding notes pursuant to the exchange offer may be withdrawn at any time prior to 5:00 pm, New York City time, on the expiration date.

Acceptance of outstanding notes and delivery of exchange notes

Subject to customary conditions, the issuers will accept outstanding notes which are properly tendered in the exchange offer and not withdrawn prior to the expiration date. The exchange notes will be delivered promptly following the expiration date.

Effect of not tendering

Any outstanding notes that are not tendered or that are tendered but not accepted will remain subject to the restriction on transfer. Since the outstanding notes have not been registered under the federal securities laws, they bear a legend restricting their transfer absent registration or the availability of a specific exemption from registration. Upon completion of the exchange offer, the issuers will have no further obligations, except under limited circumstances, to provide for registration of the outstanding notes under the federal securities laws. See “The Exchange Offer— Consequences of Failure to Exchange.”

Interest on the exchange notes and the outstanding notes	The exchange notes will bear interest from the most recent interest payment date to which interest has been paid on the notes or, if no interest has been paid, from October 26, 2004. Interest on the outstanding notes accepted for exchange will cease to accrue upon the issuance of the exchange notes.

Material U.S. federal income tax considerations	The exchange of outstanding notes for exchange notes by tendering holders will not be a taxable event for federal income tax purposes. See “Material U.S. Federal Income Tax Considerations.”

Exchange agent	HSBC Bank USA, National Association, the trustee under the indenture, is serving as exchange agent in connection with the exchange offer.

Use of proceeds	The issuers will not receive any proceeds from the issuance of exchange notes pursuant to the exchange offer.

Summary of the Terms of the Exchange Notes

Issuers	CBD Media Holdings LLC and CBD Holdings Finance, Inc., a wholly-owned subsidiary of CBD Media Holdings LLC.

Notes offered	$100,000,000 in aggregate principal amount of 9 1/4% senior notes due 2012.

Maturity date	July 15, 2012.

Interest payment dates	Interest on the notes will be payable semi-annually in arrears on January 15 and July 15 of each year, beginning on July 15, 2005.

Ranking	The notes will be the issuers’ unsecured senior obligations and will rank:

•	senior in right of payment to the issuers’ existing and future subordinated indebtedness;

•	equal in right of payment to the issuers’ other existing and future senior unsecured indebtedness; and

•	effectively subordinated in right of payment to (i) any of the issuers’ existing and future secured indebtedness (including CBD Holdings’ guarantee of borrowings under the senior credit facility) to the extent of the collateral securing such indebtedness and (ii) any existing and future liabilities and obligations of the issuers’ subsidiaries (including indebtedness under the senior credit facility and the 8 5/8% senior subordinated notes due 2011 of CBD Media).

After giving pro forma effect to the financing transactions, as of September 30, 2004, (i) on an unconsolidated basis, the issuers would have had $100.0 million of senior indebtedness (represented by the notes), excluding their guarantee of borrowings under the senior credit facility, (ii) CBD Media would have had $303.0 million of indebtedness, consisting of $153.0 million of borrowings under the senior credit facility ($130.0 million of which was outstanding as of September 30, 2004 and $23.0 million of which reflects the increased term loan borrowings as part of the financing transactions) and $150.0 million aggregate principal amounts of its 8 5/8% senior subordinated notes due 2011, and (iii) CBD Holdings and its subsidiaries, on a consolidated basis, would have had $403.0 million of indebtedness, including indebtedness outstanding under the credit agreement, the senior subordinated notes due 2011 issued by CBD Media on June 13, 2003 and the notes. In addition, as of September 30, 2004, an additional $5.0 million was available for borrowing under the senior credit facility.

Optional redemption	On or after July 15, 2008 the issuers may redeem some or all of the notes at any time at the redemption prices as described in the section “Description of the Exchange Notes—Optional Redemption.”

At any time prior to July 15, 2007, the issuers may on one or more occasions redeem up to 35% of the aggregate principal amount of notes (including additional notes) issued under the indenture at a redemption price of 109.25% of the principal amount thereof, plus accrued and unpaid interest and liquidated damages, if any, to the redemption date, with the net cash proceeds of any equity offerings; provided, however, that: (1) at least 65% of the aggregate principal amount of notes (which includes additional notes, if any) issued under the indenture remain outstanding immediately after the occurrence of such redemption (excluding notes held by us and our subsidiaries); and (2) the redemption occurs within 90 days of the date of the closing of such equity offering.

In addition, prior to July 15, 2007, the issuers may redeem all of the notes upon the occurrence of a change of control upon not less than 30 nor more than 60 days prior notice at a redemption price of 109.25% of the principal amount thereof, plus accrued and unpaid interest and liquidated damages, if any, to the redemption date, subject to the right of holders on the relevant record date to receive interest on the relevant interest payment date; provided, however, that such redemption occurs within 90 days of such change of control.

Mandatory offer to repurchase

If the issuers experience specific kinds of a change of control, the issuers must offer to repurchase the notes at a price equal to 101% of the aggregate principal amount of the notes repurchased plus accrued and unpaid interest and liquidated damages, if any, on the notes repurchased to the date of repurchase as described in the section “Description of the Exchange Notes—Repurchase at the Option of Holders—Change of Control.”

Covenants	The issuers will issue the notes under an indenture. The indenture will (among other things) limit the issuers’ ability and that of their restricted subsidiaries to:

•	incur additional indebtedness;

•	issue preferred equity;

•	pay dividends or make other distributions in respect of their equity interests or make other types of restricted payments or investments;

•	sell assets;

•	agree to payment restrictions affecting their restricted subsidiaries;

•	consolidate, merge, sell or otherwise dispose of all or substantially all of their assets;

•	enter into transactions with affiliates;

•	create liens;

•	designate any future subsidiaries as unrestricted subsidiaries; and

•	enter into new lines of business.

Each of the covenants is subject to a number of important exceptions and qualifications. See “Description of the Exchange Notes—Certain Covenants.”

No Public Market for the Exchange Notes

The exchange notes are new issues of securities and will not be listed on any securities exchange or included in any automated quotation system. The initial purchasers of the outstanding notes have advised us that they intend to make a market in the exchange notes. The initial purchasers are not obligated, however, to make a market in the exchange notes, and any such market-making may be discontinued by the initial purchasers in their discretion at any time without notice. See “Plan of Distribution.”

PORTAL Trading of the Exchange Notes

We expect the exchange notes to be eligible for trading on the Private Offerings, Resales and Trading through Automated Linkages, or “PORTAL,” System of the National Association of Securities Dealers, Inc.

Address and Telephone Number

Our principal executive office is located at 312 Plum Street, Suite 900, Cincinnati, Ohio 45202 and our telephone number is (513) 397-6794. Our web site is www.cincinnatibellyellowpages.com.

RISK FACTORS

You should carefully consider the risk factors set forth below before making an investment decision. Any of the following risks could materially adversely affect our business, financial condition or results of operations. In such case, you may lose all or part of your original investment.

Risks Relating to Our Business

We could be adversely affected by the declining or stagnating usage of printed yellow pages directories or a decline in the number of businesses that place advertisements in yellow pages directories.

According to a report produced by the Kelsey Group dated March 17, 2004, from 1995 through 2000, the overall usage of printed yellow pages directories in the United States declined, while usage stabilized between 2001 and 2003. We believe factors such as the increased usage of Internet-based directories and the proliferation of wireless devices offering yellow pages-like content have caused these declines and that these factors may cause further declines in usage, possibly at accelerated rates. We currently derive substantially all of our revenues from our printed yellow page directories. A decline in the usage of our printed yellow pages directories could:

•	impair our ability to maintain or increase our advertising prices;

•	cause businesses that purchase advertising in our yellow pages directories to reduce or discontinue those purchases; and

•	discourage businesses that do not purchase advertising in our yellow pages directories from doing so.

Any of these consequences, or a combination of them, could have a material adverse effect on our revenues, results of operations and financial condition. In addition, a decline in the number of businesses that purchase advertising from us, whether as a result of the factors described above or other factors, could affect our revenues. In the past we have experienced such declines and may continue to do so in the future. Further declines could have a material adverse effect on our results of operations and financial condition.

Our significant dependence on third-party service providers could materially and adversely affect us.

Substantially all of our operations are outsourced to third-party service providers, and we are dependent upon the performance of third parties for the following key components of our operations:

•	sales of advertising;

•	printing of directories;

•	distribution and delivery of directories; and

•	billing and collection.

We must rely on the information and other systems of our third-party service providers, their ability to perform key operations on our behalf in a timely manner and in accordance with agreed levels of service and their ability to attract and retain sufficient qualified personnel to perform our work. A failure in the systems of our third-party service providers or their inability to perform in accordance with the terms of our contracts or to retain sufficient qualified personnel could have a material adverse effect on our business, results of operations and financial condition. For example, L.M. Berry and Company is, and since 1996 has been, our exclusive sales agent for local advertising. As our exclusive sales agent for local advertising, L.M. Berry expends significant resources and management time in identifying and training its sales representatives and is required to employ an adequate sales force and support staff to sell our directory advertising and to provide customer support to our local advertisers. L.M. Berry’s ability to attract and retain qualified sales personnel depends, however, on numerous factors, including factors that we cannot control. A loss of a significant number of experienced sales representatives would likely result in reduced sales of advertising in our directories and could materially adversely affect our business. In addition, we are a party to a contract with Quebecor World Directory Sales Corporation for the printing of our directories which expires on December 31, 2007. Because of the large print volume and specialized binding of directories, there are only a small number of companies in the printing industry that could service our needs. Accordingly, the inability or unwillingness of Quebecor to provide services to us on acceptable terms or at all could have a material adverse effect on our business.

While we are parties to long-term contracts with the third parties who provide key operational services to us, we may not be able to maintain our current relationships with these or any other third-party service providers. If we were to lose the services of any of our key third-party service providers, we would be required either to hire sufficient staff to perform the provider’s services in-house or to find an alternative service provider. In some cases, such as the printing of our directories, it would be impracticable for us to perform the function internally. Even when practicable, in the event we were required to perform any of the services that we currently outsource, we may not be able to perform them on a cost effective basis. In each case, there are a limited number of alternative third-party service providers, if any.

The loss of any of our key agreements with Cincinnati Bell Inc. or its wholly-owned subsidiary, Cincinnati Bell Telephone Company, could have a material adverse effect on our business.

In connection with the acquisition of our business from Cincinnati Bell Inc., we entered into a series of contracts with Cincinnati Bell Inc. and Cincinnati Bell Telephone, including, but not limited to, a trademark license agreement, a non-competition agreement, a subscriber list information license agreement, a white pages publication and distribution agreement, and a billing and collection services agreement. An affiliate of Cincinnati Bell Inc., BRHI Inc. (“BRHI”), retains a 2.5% equity interest in CBD Holdings. Under the trademark license agreement, Cincinnati Bell Inc. has granted us a royalty-free, exclusive right to the trademark and service mark “Cincinnati Bell Directory” in our publication area. In addition, Cincinnati Bell Inc. has granted us a royalty-free, non-exclusive right to use other trademarks, trade names and service marks in our publication area. The agreement commenced in March 2002 and will remain in effect until March 2012, at which time it may be automatically renewed for an additional ten-year term at our discretion. We consider the “Cincinnati Bell” name to have substantial branding value in our publication area. If we were to lose our right to the “Cincinnati Bell” brand under the license agreement, it could have a material adverse effect on the usage of our directories and on our ability to sell advertising, either of which could have a material adverse effect on our revenues, results of operations and financial condition. In addition, the loss of our right to use the “Cincinnati Bell Directory” trademark could constitute an event of default under the senior credit facility.

Under the non-competition agreement, Cincinnati Bell Inc. has agreed that neither it nor its subsidiaries or affiliates will own, manage, join, operate or control or participate in the ownership, management, operation or control of, or be connected as a director, officer, employee, partner, consultant or advisor with, or permit their names to be used by, any business that competes with our business as constituted at the time of the acquisition in our publication territory. This agreement commenced in March 2002 and will expire in March 2012. We are entitled to injunctive relief should Cincinnati Bell Inc. breach its obligation not to compete with us. If Cincinnati Bell Inc. were to breach this agreement and our remedies prove inadequate, it could have a material adverse effect on our business.

Under the billing and collection services agreement, Cincinnati Bell Telephone bills our customers on our behalf and collects payments from them. Our contract with Cincinnati Bell Telephone commenced in March 2002 and continues until March 2012, with an automatic renewal for a subsequent ten-year period unless we elect to terminate the agreement prior to the initial term. If Cincinnati Bell Telephone were unable or unwilling to provide billing and collection services and we were unable to promptly transition to a new billing system or to an alternative service provider, we may not be able to collect our unpaid receivables which could have a material adverse effect on our results of operations and cash flow. We believe our collection efforts are enhanced because Cincinnati Bell Telephone collects on our behalf and therefore our inability to use Cincinnati Bell Telephone would have a material adverse effect on our business.

Under the white pages publication agreement, we are the exclusive publisher of, and distributor and sales agent for, the white pages directories for Cincinnati Bell Telephone. The agreement commenced in March 2002 and will remain in effect until March 2012 at which time it will automatically renew for an additional ten-year term at our discretion. If Cincinnati Bell Inc. were to breach this agreement and our remedies prove inadequate, it could have a material adverse effect on our business.

If Cincinnati Bell Inc. or Cincinnati Bell Telephone were to seek protection under the U.S. bankruptcy laws, our agreements with Cincinnati Bell Inc. or Cincinnati Bell Telephone, as the case may be, could be adversely affected. For example, Cincinnati Bell Inc. or Cincinnati Bell Telephone could seek to reject their respective agreements with us as executory contracts under U.S. bankruptcy law. If the bankruptcy court were to hold that any such contract was executory, Cincinnati Bell Inc. or Cincinnati Bell Telephone, as the case may be, could void its obligations under the contract. While we might have a claim for damages against Cincinnati Bell Inc. or Cincinnati Bell Telephone in this circumstance, such damages, if any, may not be sufficient to compensate us for the loss of any rejected contract. Moreover, in the case of the license agreement and the non-competition agreement, our inability to enforce our rights under those agreements could cause irreparable damage to our business. Our collection of cash under the billing and collection services agreement also could be adversely affected if a bankruptcy court, in a case involving Cincinnati Bell Telephone as a debtor, were to rule that amounts collected on our behalf by Cincinnati Bell Telephone became property of Cincinnati Bell Telephone prior to their payment to us. In that event, the bankruptcy court could determine that (1) any amounts (a) billed but not collected prior to the commencement of the bankruptcy case, or (b) collected but not remitted to us prior to the commencement of the bankruptcy case were property of Cincinnati Bell Telephone for which we would have only an unsecured claim and (2) any amounts paid to us by Cincinnati Bell Telephone during the 90-day period prior to the bankruptcy could be recovered from us as a preference. In addition, we could experience delays in obtaining payment of amounts that Cincinnati Bell Telephone collects on our behalf after such a bankruptcy filing.

We focus exclusively on the Cincinnati-Hamilton metropolitan area, and consequently we may be subject to greater business risk than more geographically diversified directory publishers.

Our directory publishing services are concentrated in the Cincinnati-Hamilton metropolitan area, and we do not expect that we will expand our operations in the foreseeable future. As a result, we will likely continue to be entirely dependent upon our Cincinnati-Hamilton operations for all of our cash flow. Because our operations focus on a single market, we may be subject to greater risks than a geographically diversified directory publishing company as a result of:

•	a downturn in local or regional economic conditions;

•	an increase in competition in our area;

•	changes in local and state governmental laws and regulations; and

•	natural and other disasters in our area.

Competition from other directory publishers and other forms of advertising media could materially and adversely affect us.

We derive substantially all our revenues from the sale of advertising which is placed in our printed directories, our electronic directories on CD-ROM or on www.cincinnatibellyellowpages.com, our Internet-based directory. In the Cincinnati-Hamilton metropolitan area, we compete with a number of independent directory publishers, including Yell Group plc. Our Internet-based directory competes with other yellow pages publishers’ Internet-based directories, Internet portal sites providing classified directory information, such as Yahoo!, Google and America Online, with pure-play independent Internet-based yellow pages such as Switchboard.com and Yellowpages.com and with vertical players such as Citysearch.com and Zagat.com, some of which have entered into affiliate agreements with other major directory publishers. In the future, other directory publishers could elect to publish directories in the Cincinnati market and other competitors to our Internet-based directory could emerge. A new competitor, Verizon Information Services (SuperPages brand), began selling print advertising in the Cincinnati marketplace during the first quarter of 2004. They published two directories in September 2004 that overlay our coverage area and we expect that they will publish a third directory in 2005. We may not be able to compete effectively with any of our existing or future competitors, many of which will have greater resources than we do. In addition, we also compete against other media, including newspapers, radio, television, the Internet, billboards and direct mail, for advertising, and we may not be able to compete successfully against these and other media for such advertising.

A decline in the dominance of Cincinnati Bell Telephone Company could adversely affect our business.

The Telecommunications Act of 1996 effectively opened local telephone markets to increased competition. Consequently, Cincinnati Bell Telephone may not remain the dominant local telephone service provider in its local service area. If Cincinnati Bell Telephone were no longer the dominant local telephone service provider in its local service area, we may not realize some of the anticipated benefits under our trademark license agreement, subscriber list information license agreement and billing and collection services agreement with Cincinnati Bell Telephone. A decrease in the benefits we realize from these agreements could have a material adverse effect on our business.

Fluctuations in the price of paper could adversely affect our cost of revenue, results of operations and cash flows.

The principal raw material used in producing our printed directories is paper. For the year ended December 31, 2003, paper costs comprised approximately 5.9% of our net revenue and 15.1% of our cost of revenue. We obtain our supply of paper through Quebecor under our agreement with it for the printing and binding of our directories, although we retain the right to purchase paper from other providers. Under the Quebecor agreement, we have the option to purchase paper at prevailing spot market prices or lock in a fixed price for a two-year period. As of September 30, 2004, we had elected to purchase paper at prevailing spot market prices. We do not engage in hedging activities to limit our exposure to paper price increases. The price of paper may fluctuate significantly in the future. Changes in the supply of, or demand for, paper could affect delivery times and prices. We may not be able to continue to purchase paper at reasonable prices and any increases in the cost of paper may have a material adverse effect on our cost of revenue, results of operations and cash flows.

Our practice of extending credit to small and medium-sized businesses may result in sales adjustments and could have a material adverse effect on our financial position, results of operations and cash flows.

For the year ended December 31, 2003, approximately 82.0% of our net revenue was generated through the sale of advertising to local businesses, which are generally small and medium-sized businesses. In the ordinary course of our directory operations, we extend credit to these customers for advertising purchases. As of September 30, 2004, we had approximately 19,000 customers to which we extended credit with an average amount due per customer of approximately $465. Full collection of delinquent accounts can take many months or may never occur. For the year ended December 31, 2003, sales adjustments for our customers amounted to $4.1 million, or approximately 4.6% of our revenue. Small and medium-sized businesses tend to have fewer financial resources and higher rates of failure than do larger businesses. Although our historical sales adjustments have been approximately 4.5%, our practice of extending credit to small and medium-sized businesses may result in significantly higher sales adjustments in the future which could have a material adverse effect on our financial position, results of operations and cash flows.

Our sales of advertising to national accounts is coordinated by third parties that we do not control.

Approximately 14.1% of our net revenue for the year ended December 31, 2003 was derived from the sale of advertising to national or large regional chains, such as rental car companies, automobile repair shops and pizza delivery businesses, that purchase advertising in several of our directories. We sell advertising to these accounts through approximately 220 certified marketing representatives, or CMRs. CMRs are independent third parties that act as agents for national companies, design their advertisements, arrange for the placement of those advertisements in directories and provide billing services. Our relationships with our national and large regional advertisers depend significantly on the performance of these third-party CMRs whom we do not control. Any decline in the performance of the CMRs with whom we contract could harm our ability to generate revenue from our national and large regional accounts and could have a material adverse effect on our results of operations.

Given our limited number of employees, the loss of key personnel could have a material adverse effect on our business due to their specific knowledge associated with CBD Media and the yellow pages industry.

Our current management team has over 50 years combined experience. Our business depends upon the continued efforts, abilities and expertise of our executive officers, Douglas A. Myers, John P. Schwing and David D. Miller, each of whom has served in the management of our business for many years and has relationships with one or more of our strategic partners. We believe that the loss of one or more of these individuals could have a material adverse effect on our business. While these key individuals each have a five-year employment agreement, effective March 7, 2002 in the case of Mr. Myers and March 8, 2003 in the cases Messrs. Schwing and Miller, they do represent three of eleven employees, or 27% of the Company’s workforce.

We are controlled by affiliates of Spectrum Equity Investors, whose interests may not be aligned with yours.

An affiliate of Spectrum Equity Investors beneficially owns approximately 95.1% of our equity interests and, as a result, it is in a position to control all matters affecting us. The interests of Spectrum and its affiliates could conflict with your interests. For example, if we encounter financial difficulties or are unable to pay our debts as they mature, the interests of our equityholders might conflict with your interests as a noteholder. Affiliates of Spectrum may also have an interest in pursuing acquisitions, divestitures, financings or other transactions that, in their judgment, could enhance their equity investments even though such transactions might involve risks to you as a noteholder.

Risks Related to the Exchange Notes

Our substantial debt could adversely affect our financial condition and prevent us from fulfilling our obligations under the notes.

We are a highly leveraged company. The following table sets forth on a consolidated basis, our total debt, total members’ capital, total capitalization and ratio of total debt to total capitalization as of September 30, 2004, as adjusted to give effect to the financing transactions:

(Dollars in millions)
Total debt(1)	$403.0
Total members’ capital	$(110.4)

Total capitalization	$292.6

Ratio of total debt to total capitalization	138%

(1)	Consists of the notes, $150.0 million aggregate principal amount of 8 5/8% senior subordinated notes due 2011, which we refer to as the “subsidiary notes,” $130.0 million of borrowings outstanding under the senior credit facility and $23.0 million of additional term loan borrowings as part of the financing transactions. In addition, as of September 30, 2004, $5.0 million was available for borrowing under the revolving credit portion of the senior credit facility.

Our ability to make distributions, pay dividends or make other payments will be subject to applicable law and contractual restrictions contained in the instruments governing any indebtedness of ours and our subsidiaries, including the senior credit facility which we guarantee on a senior secured basis.

Our level of debt could have important consequences to you, including the following:

•	our debt service requirements could make it more difficult for us to satisfy our obligations with respect to the notes;

•	a substantial portion of our cash flow from operations will be dedicated to the servicing of our debt and will not be available for other purposes;

•	it could limit our ability to borrow money to fund our working capital, debt service and general corporate requirements;

•	it may limit our flexibility in planning for, or reacting to, changes in our business and future business opportunities;

•	we may be more highly leveraged than some of our competitors which could place us at a competitive disadvantage;

•	it may make us more vulnerable to a downturn in our business or the economy; and

•	there would be a material adverse effect on our business and financial condition if we were unable to service our debt or obtain additional financing, as needed.

We may not have access to the cash flow and other assets of CBD Media that may be needed to make payments on the notes.

CBD Holdings is a holding company with no material operations of its own or material assets other than the equity interests of CBD Holdings Finance and CBD Media. Our operations are conducted through CBD Media, and our ability to make payments on the notes is dependent on the earnings and distribution of funds from CBD Media through loans, distributions or otherwise. However, CBD Media is not obligated to make funds available to us for payment on the notes. The terms of the senior credit facility significantly restrict CBD Media from paying dividends and otherwise transferring assets to us, except for administrative, legal and accounting services. For example, under the terms of our senior credit facility as we have amended it, during any period that CBD Media is in default under the senior credit facility (including for failure to maintain required financial ratios) it is prohibited from making distributions to us for the purpose of allowing us to make regularly scheduled interest payments on the notes. Moreover, the terms of our senior credit facility currently do not permit CBD Media to make distributions to us in order to permit us to repurchase notes in connection with a change of control or an asset sale as may be required under the indenture governing the notes.

Further, the terms of the indenture governing the 8 5/8% senior subordinated notes due 2011, which we refer to as the “subsidiary notes,” significantly restrict CBD Media and its subsidiaries from paying dividends or distributions to us and otherwise transferring assets to us if the aggregate amount of such dividends, distributions and transfers, together with all other “restricted payments” made by CBD Media since July 1, 2003, would exceed the sum of an amount calculated pursuant to a formula taking into account, among other things, the amount of CBD Media’s consolidated cash flow since July 1, 2003. There is no exception to this restriction (referred to as “restricted payments capacity”) in the indenture governing the subsidiary notes that would specifically permit us to pay interest and liquidated damages, if any, on the notes, repay the notes at maturity or to repurchase the notes in connection with an asset sale or change of control transaction. Moreover, CBD Media’s ability to make any such dividends, distributions or other restricted payments requires that CBD Media (1) be in compliance with the leverage ratio set forth in the indenture governing the subsidiary notes (which measures its ratio of indebtedness to consolidated cash flow) and (2) not otherwise be in default under such indenture.

As part of the financing transactions, CBD Media paid a dividend in the amount of approximately $30.0 million, which included $7.0 million of CBD Media’s available cash, to us and we paid a dividend in the amount of approximately $127.0 million to our equityholders. As a result of the dividends, a significant amount of our cash is unavailable to make payments on the notes. Furthermore, following the payment of the dividend to us, CBD Media has limited capacity to make any distributions to us in the near term under the senior credit facility or the indenture governing the subsidiary notes. Given the restrictions in our existing debt instruments, we currently anticipate that, in order to pay interest and liquidated damages, if any, on the notes, we will be required to (1) generate, every six months, restricted payment capacity under the restricted payments covenant in excess of $4.625 million and (2) have the ability to incur at least $1.00 of additional debt under the indebtedness incurrence covenant of the indenture governing the subsidiary notes.

We cannot assure you that the agreements governing the current and future indebtedness of CBD Media will permit CBD Media to provide us with sufficient dividends, distributions or loans to permit us to pay interest and liquidated damages, if any, on the notes or to repay the notes at maturity. Failure to make such payments could cause us to be in default under the notes.

Given the restrictions in our existing debt instruments, we currently anticipate that, in order to pay the aggregate principal amount of the notes on the maturity date or to repurchase the notes upon a change of control as defined in the indenture governing the notes, we will be required to adopt one or more alternatives, such as refinancing all of our indebtedness, selling our equity securities or the equity securities or assets of CBD Media or seeking capital contributions or loans from our affiliates. None of our affiliates is required to make any capital contributions, loans or other payments to us with respect to our obligations on the notes. There can be no assurance that any of the foregoing actions could be effected on satisfactory terms, if at all, or that any of the foregoing actions would enable us to refinance our indebtedness or pay the principal amount of the notes or that any of such actions would be permitted by the terms of any other debt instruments of ours or CBD Media then in effect. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Description of Other Indebtedness.”

We are the sole obligors of the notes, and CBD Media will not guarantee our obligations under the notes or have any obligation with respect to the notes and as such, the notes will be effectively subordinated to the indebtedness and liabilities of CBD Media.

We have no material operations of our own and derive all of our revenues and cash flow from CBD Media. CBD Media is a separate and distinct legal entity and has no obligation, contingent or otherwise, to pay amounts due under the notes or to make any funds available to pay those amounts, whether by dividend, distribution, loan or otherwise.

The notes will be effectively subordinated to all indebtedness and liabilities of CBD Media. In the event of a bankruptcy, liquidation or reorganization or similar proceeding relating to CBD Media, you will participate with all other holders of our indebtedness in the assets remaining after CBD Media has paid all of its indebtedness and liabilities. In any of these cases, CBD Media may not have sufficient funds to make payments to us, and you may receive less, ratably, than the holders of indebtedness of CBD Media and its other liabilities. Accordingly, we cannot assure you that, if CBD Media has its indebtedness accelerated, we will be able to repay our indebtedness. After giving pro forma effect to the financing transactions, as of September 30, 2004, (i) on an unconsolidated basis, the issuers would have had $100.0 million of senior indebtedness, consisting of the outstanding senior notes due 2012, excluding their guarantee of borrowings under the senior credit facility, (ii) our subsidiary, CBD Media, would have had $303.0 million of indebtedness, consisting of $153.0 million of borrowings under the senior credit facility (including $130.0 million outstanding as of September 30, 2004 and $23.0 million of increased term loan borrowings as part of the financing transactions), and $150.0 million aggregate principal amount of the subsidiary notes and (iii) CBD Holdings and its subsidiaries, on a consolidated basis, would have had $103.0 million of indebtedness, including indebtedness outstanding under the senior credit facility, the subsidiary notes and the notes. In addition, as of September 30, 2004, an additional $5.0 million was available for borrowing under the revolving credit portion of the senior credit facility. Furthermore, the instruments governing the indebtedness of CBD Media and the indenture governing the notes permit us and/or CBD Media to incur additional indebtedness, including secured indebtedness. If CBD Media incurs any additional indebtedness under the senior credit facility, such indebtedness would be guaranteed by us and secured by a pledge of our assets. See “Description of Other Indebtedness.”

We also cannot assure you that our assets and CBD Media’s assets will be sufficient to fully repay the notes and our other indebtedness. Our assets consist principally of the membership interests of CBD Media. As of

September 30, 2004, CBD Media’s assets included intangible assets in the amount of $278.6 million, representing approximately 88% of our total consolidated assets and consisting primarily of contractual rights. The value of these intangible assets will continue to depend significantly upon the success of our business as a going concern and the remaining terms of our contracts. Some of our larger contracts contain change of control provisions, which may diminish the realizable value of the contracts. As a result, in the event of a default on our notes, the subsidiary notes, or any bankruptcy or dissolution of our company or CBD Media, the realizable value of these assets may be substantially lower and may be insufficient to satisfy the claims of our creditors.

CBD Media may not be able to generate sufficient cash to service all of its indebtedness and may be forced to take other actions to satisfy its obligations under such indebtedness, which may not be successful.

We cannot assure you that CBD Media will maintain a level of cash flows from operating activities sufficient to permit it to pay the principal, premium, if any, and interest on its indebtedness. If CBD Media’s cash flows and capital resources are insufficient to fund its debt service obligations, CBD Media may be forced to reduce or delay capital expenditures, sell assets, seek additional capital or restructure or refinance its indebtedness. These alternative measures may not be successful and may not permit CBD Media to meet its scheduled debt service obligations. In the absence of CBD Media generating cash flow from operating activities to service its indebtedness, it could face substantial liquidity problems and might be required to dispose of material assets or operations to meet its debt service and other obligations. The senior credit facility and the indenture governing the subsidiary notes restrict CBD Media’s ability to dispose of assets and use the proceeds from the disposition. CBD Media may not be able to consummate those dispositions or to obtain the proceeds which could be realized from them and such proceeds may not be adequate to meet any debt service obligations then due. Even if CBD Media could consummate those dispositions, there is no assurance that the loss of the disposed assets would not materially affect its and our operating results. CBD Media’s ability to make scheduled payments on or to refinance its debt obligations will depend on its financial condition and operating performance, which is subject to prevailing economic and competitive conditions and to financial, business and other factors beyond its or our control.

If CBD Media defaults on its obligations to pay its indebtedness, we may not be able to make payments on the notes.

If CBD Media is unable to generate sufficient cash flow and is otherwise unable to obtain funds necessary to meet required payments of principal, premium, if any, and interest on its indebtedness, or if it otherwise fails to comply with the various covenants, including financial and operating covenants, in the instruments governing its indebtedness (including covenants in the senior credit facility), we or CBD Media could be in default under the terms of the agreements governing such indebtedness. If CBD Media’s operating performance declines in the future, CBD Media may need to obtain waivers from the lenders under its senior credit facility to avoid being in default under the facility. If CBD Media breaches its covenants under the senior credit facility and seeks a waiver, it may not be able to obtain a waiver from the required lenders. In the event of such a default, the holders of such indebtedness could elect to declare all the funds borrowed thereunder to be due and payable, together with accrued and unpaid interest and the lenders under the senior credit facility could elect to terminate their commitments thereunder, cease making further loans and institute foreclosure proceedings against CBD Media’s and our assets, and CBD Media and we could be forced into bankruptcy or liquidation. Such an event would also constitute an event of default under the indenture and the holders of the notes would have the right to accelerate payment of the notes. Any of the foregoing could prevent us from paying principal, premium, if any, and interest and liquidated damages, if any, on the notes and substantially decrease the market value of the notes.

Since the notes are unsecured, your right to collect from our assets is limited by the rights of holders of our secured debt.

Our obligations under the notes will be unsecured while our guarantee under the senior credit facility will be secured by substantially all of our assets. After giving pro forma effect to the financing transactions, as of September 30, 2004, CBD Media would have had $153.0 million of indebtedness under the senior credit facility, all of which is guaranteed by us. In addition, as of September 30, 2004, an additional $5.0 million was available for borrowing by CBD Media under the revolving credit portion of the senior credit facility, which would be guaranteed by us and constitute secured indebtedness of us. If we become insolvent or are liquidated, or if payment under the senior credit facility is accelerated, the lenders under the senior credit facility will be entitled to exercise the remedies available to a secured lender under applicable law. These lenders will have a claim on all assets securing the senior credit facility before the holders of unsecured indebtedness, including the notes. Additionally, if we incur any additional secured indebtedness in the future, holders of such secured indebtedness will have claims that are prior to your claims as holders of the notes to the extent of the value of the assets securing that other indebtedness. In the event of a bankruptcy, liquidation or reorganization or similar proceeding relating to us, holders of secured indebtedness will have a prior claim to the assets that constitute their collateral. See “Description of Other Indebtedness—Senior Credit Facility.”

Despite our substantial indebtedness, we may still incur significantly more debt. This could exacerbate the risks described above.

Although covenants under (1) the indenture governing the subsidiary notes limit the ability of CBD Media to incur additional indebtedness, (2) the senior credit facility limit our ability and the ability of CBD Media to incur additional indebtedness and (3) the indenture governing the notes limits our ability and the ability of CBD Media to incur additional indebtedness, the terms of the senior credit facility and the indentures permit us and CBD Media to incur significant additional indebtedness in the future, including additional secured indebtedness under CBD Media’s senior credit facility, subject to the satisfaction of conditions. As of September 30, 2004, an additional $5.0 million was available for borrowing under the revolving credit portion of the senior credit facility.

Credit ratings may affect our ability to obtain financing and the cost of such financing.

Our ability to obtain external financing and, in particular, debt financing is affected by our debt ratings, which are periodically reviewed by the major credit rating agencies. In determining our credit ratings, the rating agencies generally consider a number of both quantitative and qualitative factors. These factors include earnings, fixed charges such as interest, cash flows, total debt outstanding, off-balance-sheet obligations and other commitments, total capitalization and various ratios calculated from these factors. The ratings provided to us by Moody’s and S&P for the notes were Caa2 and CCC+, respectively. A debt rating of Caa2 by Moody’s and CCC+ by S&P indicates that it has determined that our notes have a currently identifiable vulnerability to default and that we are dependent upon favorable business, financial, and economic conditions to meet timely payment of interest and repayment of principal on the notes.

Restrictive covenants in the senior credit facility and the indentures governing the notes and the subsidiary notes may restrict our ability to pursue our business strategies.

The senior credit facility and the indentures governing the notes and the subsidiary notes limit CBD Holdings’ and/or its subsidiaries’ ability, among other things, to:

•	incur additional indebtedness;

•	issue preferred equity;

•	pay dividends or make distributions in respect of CBD Holdings’ or CBD Media’s membership interests, including for the purpose of paying interest and/or principal on the notes, or to make other restricted payments or investments;

•	sell assets;

•	agree to payment restrictions affecting our restricted subsidiaries;

•	consolidate, merge, sell or otherwise dispose of all or substantially all of CBD Holdings’ or CBD Media’s assets;

•	enter into transactions with affiliates;

•	incur liens;

•	designate any of CBD Holdings’ or CBD Media’s future subsidiaries as unrestricted subsidiaries; and

•	enter into new lines of business.

In addition, the senior credit facility includes other and more restrictive covenants and prohibits us from prepaying other indebtedness, while indebtedness under the senior credit facility is outstanding. The agreement governing the senior credit facility as amended, also requires us to achieve specified financial and operating results and maintain compliance with specified financial ratios, including interest coverage, maximum senior leverage and maximum total leverage. Our ability to comply with these ratios may be affected by events beyond our control, and we may need to refrain from taking actions or taking actions we otherwise would avoid in order to continue to meet these ratios and tests.

The restrictions contained in the senior credit facility and the indentures governing the notes and the subsidiary notes could:

•	limit our ability to plan for or react to market conditions or meet capital needs or otherwise restrict our activities or business plans; and

•	adversely affect our ability to finance our operations or to engage in other business activities that would be in our interest.

A breach of any of these restrictive covenants or CBD Media’s inability to comply with the required financial ratios could result in a default under the agreements governing the senior credit facility. If a default occurs, the lenders under the senior credit facility may elect to declare all borrowings outstanding, together with accrued interest and other fees, to be immediately due and payable or prevent CBD Media from making distributions to CBD Holdings which are necessary in order for CBD Holdings to make payments on the notes, either of which would result in an event of default under the notes. The lenders will also have the right in these circumstances to terminate any commitments they have to provide further borrowings. If CBD Media is unable to repay outstanding borrowings when due, the lenders under the senior credit facility will also have the right to proceed against the collateral, including our available cash, granted to them to secure the indebtedness. If the indebtedness under the senior credit facility, the subsidiary notes and the notes were to be accelerated, we can make no assurances that our assets would be sufficient to repay in full that indebtedness and our other indebtedness, including the notes.

For a more complete description of the restrictive covenants and maintenance covenants contained in the senior credit facility and the indentures governing the notes and subsidiary notes see the sections entitled, “Description of Other Indebtedness—Senior Credit Facility—Covenants,” “Description of Other Indebtedness—Senior Subordinated Notes Due 2011” and “Description of the Exchange Notes—Certain Covenants.”

We may not have the ability to raise the funds necessary to finance any change of control offer required by the indenture.

Upon the event of a change of control as specified in the indenture for the notes, we must offer to purchase the notes at a price equal to 101% of the principal amount of the notes, plus any accrued and unpaid interest and liquidated damages, if any, to the date of purchase. The source of funds for any purchase of these notes will be our available cash or cash generated from the earnings of, or distributions from, CBD Media or other sources, including borrowings, sales of assets or sales of equity. There may not be sufficient funds available for us to make any required repurchases of the notes upon a change of control. In addition, the senior credit facility prohibits us from repurchasing the notes until we first repay the senior credit facility in full. If we do not have sufficient cash on hand to repay the senior credit facility, we could seek to have CBD Media refinance it or obtain a waiver from the lenders under the senior credit facility. We may not, however, be able to obtain a waiver or refinance our indebtedness on satisfactory terms, or at all.

Our failure to repurchase the notes, or our failure to give notice of the repurchase offer, would be a default under the indenture governing the notes, which would result in a default under the senior credit facility. In addition, a change of control will constitute a default under the senior credit facility. A default under the senior credit facility would result in an event of default under the indenture for the notes if the lenders were to accelerate the indebtedness under the senior credit facility. Furthermore, if the holders of the notes exercise their right to require us to repurchase the notes, the financial effect of this repurchase could cause a default under our other indebtedness, including the senior credit facility and the indenture governing the subsidiary notes, even if the event itself would not cause a default. Any future indebtedness that we incur may also contain restrictions on repayment upon a change of control. If any change of control occurs, we may not have sufficient funds to satisfy all of our indebtedness obligations.

Our interest expense may increase significantly and could cause our net income and distributable cash to decline significantly.

The senior credit facility is subject to periodic renewal or must otherwise be periodically refinanced. CBD Media may not be able to renew or refinance the senior credit facility, or if renewed or refinanced, the renewal or refinancing may occur on terms that are less favorable than the current senior credit facility. Borrowings under the senior credit facility are made at a floating rate of interest. In the event of an increase in the base reference interest rates, CBD Media’s interest expense will increase, which could have a material adverse effect on CBD Media’s ability to make cash distributions to us.

Because the net proceeds from the outstanding notes were distributed to our equityholders, a court could deem our obligations to you evidenced by the exchange notes a fraudulent conveyance.

The net proceeds from the notes were distributed to our equityholders. The incurrence of the indebtedness evidenced by the outstanding notes and the subsequent distribution are subject to review under relevant federal and state fraudulent conveyance statutes in a bankruptcy or reorganization case or a lawsuit by or on behalf of creditors of CBD Holdings. Under these statutes, if a court were to find that at the time the outstanding notes were issued:

•	CBD Holdings issued the outstanding notes with the intent to hinder, delay or defraud any present or future creditor, or

•	CBD Holdings did not receive fair consideration or reasonably equivalent value for issuing the outstanding notes and, at the time CBD Holdings issued the outstanding notes, it:

•	was insolvent or became insolvent as a result of issuing the outstanding notes;

•	was engaged or about to engage in a business or transaction for which its remaining assets constituted unreasonably small capital; or

•	intended to incur, or believed that it would incur, indebtedness beyond its ability to pay such indebtedness as it matured or became due.

(as all of the foregoing terms are defined or interpreted under the relevant fraudulent transfer or conveyance statutes), the court could void or subordinate the obligations evidenced by the exchange notes in favor of our other obligations.

The measure of insolvency for purposes of a fraudulent conveyance claim will vary depending upon the law of the applicable jurisdiction. Generally, however, a company will be considered insolvent at a particular time if the sum of its indebtedness at that time is greater than the then fair value of its assets or if the fair saleable value of its assets at that time is less than the amount that would be required to pay its probable liability on its existing indebtedness as it matures. We believe CBD Holdings was not insolvent nor was it rendered insolvent as a result of the offering of the outstanding notes and the distribution to CBD Holdings’ equityholders of net proceeds therefrom; CBD Holdings was in possession of sufficient capital to run its business effectively; and CBD Holdings had incurred debts within its ability to pay as the same matures or becomes due. There can be no assurance, however, as to what standard a court would apply to evaluate CBD Holdings’ intent or to determine whether CBD Holdings was insolvent at the time of, or rendered insolvent upon, the consummation of the offering of the outstanding notes and the making of the distribution or that, regardless of the standard, a court would not determine that CBD Holdings was insolvent at the time of, or rendered insolvent upon, the consummation of the offering of the outstanding notes and the making of the distribution.

There is no established public market for the notes, and a market for the notes may not develop and you may not be able to sell your outstanding notes or, if issued, the exchange notes.

The exchange notes are new issues of securities for which there is no established public market. We do not intend to have the exchange notes listed on a national securities exchange. The initial purchasers have advised us that it was their intention to make a market in the outstanding notes and the exchange notes, if issued, as permitted by applicable laws and regulations. However, the initial purchasers are not obligated to make a market in the outstanding notes or, if issued, the exchange notes, and they may discontinue their market-making activities at any time without notice. Therefore, an active market for the outstanding notes or, if issued, the exchange notes, may not develop or, if it develops, that it may not continue.

The trading price of the notes may be volatile.

Historically, the market for non-investment grade debt has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the notes. We cannot assure you that any such disruptions may not adversely affect prices at which you may sell your notes or, if issued, the exchange notes. In addition, subsequent to their initial issuance, the notes and, if issued, the exchange notes may trade at a discount from the initial offering price of the notes, depending upon prevailing interest rates, the market for similar notes, our performance and other factors.

If you do not properly tender your outstanding notes, your ability to transfer your outstanding notes will be adversely affected.

We will only issue exchange notes in exchange for outstanding notes that are timely received by the exchange agent, together with all required documents, including a properly completed and signed letter of transmittal. Therefore, you should allow sufficient time to ensure timely delivery of the outstanding notes and you should carefully follow the instructions on how to tender your outstanding notes. Neither the issuers nor the exchange agent are required to tell you of any defects or irregularities with respect to your tender of the outstanding notes. If you do not tender your outstanding notes or if the issuers do not accept your outstanding notes because you did not tender your outstanding notes properly, then after the issuers consummate the exchange offer, you may continue to hold outstanding notes that are subject to the existing transfer restrictions. In addition, if you tender your outstanding notes for the purpose of participating in a distribution of the exchange notes, you will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the exchange notes. If you are a broker-dealer that receives exchange notes for your own account in exchange for outstanding notes that you acquired as a result of market-making activities or any other trading activities, you will be required to acknowledge that you will deliver a prospectus in connection with any resale of such exchange notes. After the exchange offer is consummated, if you continue to hold any outstanding notes, you may have difficulty selling them because there will be fewer outstanding notes. In addition, if a large amount of outstanding notes are not tendered or are tendered improperly, the limited amount of exchange notes that would be issued and outstanding after we consummate the exchange offer could lower the market price of such exchange notes.

FORWARD-LOOKING STATEMENTS

This prospectus includes “forward-looking” statements that are subject to risks and uncertainties. All statements other than statements of historical facts included in this prospectus that address activities, events or developments that we expect, believe or anticipate will or may occur in the future are forward-looking statements. Forward-looking statements give our current expectations and projections relating to our financial condition, results of operations, plans, objectives, future performance and business. You can identify these statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project” and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

These forward-looking statements are based on our expectations and beliefs concerning future events affecting us. They are subject to uncertainties and factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control. Although we believe that the expectations reflected in our forward-looking statements are reasonable, we do not know whether our expectations will prove correct. They can be affected by inaccurate assumptions we might make or by known or unknown risks and uncertainties. Many factors mentioned in our discussion in this prospectus, including the risks outlined under “Risk Factors,” will be important in determining future results. Factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by us in those statements include, among others, the following:

•	a declining or stagnating usage of printed yellow page directors or a decrease in the number of businesses that advertise with us;

•	our ability to maintain relationships with third-party service providers;

•	our relationship with Cincinnati Bell Telephone;

•	our lack of geographic diversity;

•	the effect of competition in local telephone service on Cincinnati Bell Telephone’s current dominant position in the local market;

•	a decline in the dominance of Cincinnati Bell Telephone;

•	any fluctuations in the price of paper;

•	the effect of extending credit to small and medium-sized businesses;

•	a decline in the performance of third-party certified marketing representatives;

•	our ability to maintain assets sufficient to satisfy our creditors’ outstanding claims;

•	the retention of key employees;

•	any national and local economic and business conditions that affect advertising expenditures by businesses and individuals as well as consumer trends in the usage of our principal product; and

•	the divergence of the interests of Spectrum Equity Investors and our other investors.

In light of these risks, uncertainties and assumptions, you should not place undue reliance on any forward-looking statements. Additional risks that we may currently deem immaterial or that are not presently known to us could also cause the forward-looking events discussed in this prospectus not to occur. Except as otherwise required by applicable securities laws, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, changed circumstances or any other reason after the date of this prospectus. Investors should also be aware that, while we do, at various times, communicate with securities analysts, it is against our policy to disclose to them any material non-public information or other confidential information. Accordingly, investors should not assume that we agree with any statement or report issued by an analyst irrespective of the content of the statement or report. To the extent that reports issued by securities analysts contain any projections, forecasts or opinions, such reports are not our responsibility.

MARKET AND INDUSTRY DATA

Unless otherwise indicated, information contained in this prospectus concerning the U.S. and the Cincinnati-Hamilton metropolitan area directory advertising industry, the U.S. and the Cincinnati-Hamilton metropolitan area advertising industry and their respective segments, our general expectations concerning such industries and their segments and our market position and market share within such industries and their segments are derived from data from various third-party sources. We derived the Cincinnati Gross Regional Product average annual growth rate from the estimates and projections of Regional Financial Associates and we derived the U.S. Gross Domestic Product average annual growth rate from the U.S. Department of Commerce. Except where otherwise noted, we have derived industry and market data from the July 1997 and the July 2004 editions of Veronis Suhler Stevenson, Communications Industry Forecast. The July 2004 edition, the most recent version, provides data from 1997 through 2003. The July 1997 edition provides data from 1984 to 1996. The July 2004 edition reflects several changes in methodologies used to calculate advertising spending when compared with the methodologies used in the July 1997 edition. Based upon our review of the changes and conversations with Veronis Suhler Stevenson, we believe these changes from the July 1997 methodologies do not have a material effect on the data as presented in this prospectus. We have not independently verified any of such information and cannot assure you of its accuracy or completeness. In addition, this prospectus presents similar information based on management estimates. Such estimates are derived from third-party sources as well as data from our internal research and on assumptions made by us, based on such data and our knowledge of the U.S. and the Cincinnati-Hamilton metropolitan area directory advertising industry, which we believe to be reasonable. Our internal research has not been verified by any independent source. While we are not aware of any misstatements regarding any industry or similar data presented herein, such data involves risks and uncertainties and is subject to change based on various factors, including those discussed under the heading “Risk Factors” in this prospectus.

Data on our market position and market share within our industry is based on U.S. and Cincinnati-Hamilton metropolitan area directory advertising sales. Our revenue per advertiser (local) for a given period is calculated by dividing the total local advertising revenue in a given period by the total number of local advertisers at the end of such period. Our market penetration for a given period is calculated by dividing the total number of yellow pages advertisers in the applicable area by the total number of businesses with basic listings in that area, in each case, at the end of such period. Printed revenues are revenues related to printed directories.

THE EXCHANGE OFFER

Purpose and Effect

Concurrently with the sale of the outstanding notes on October 26, 2004, the issuers entered into a registration rights agreement with the initial purchasers of the outstanding notes which requires the issuers to file the registration statement under the Securities Act with respect to the exchange notes and, upon the effectiveness of the registration statement, to offer the holders of the outstanding notes the opportunity to exchange their outstanding notes for a like principal amount of exchange notes. The exchange notes will be issued without a restrictive legend and, generally, may be reoffered and resold without registration under the Securities Act. The registration rights agreement further provides that the issuers must use their reasonable best efforts to cause the registration statement to be declared effective within 180 days of the issue date of the outstanding notes and must consummate the exchange offer within 30 business days after the effective date of the registration statement.

Except as described below, upon the completion of the exchange offer, the issuers’ obligations with respect to the registration of the outstanding notes and the exchange notes will terminate. A copy of the registration rights agreement has been filed as an exhibit to the registration statement of which this prospectus is a part, and this summary of the material provisions of the registration rights agreement does not purport to be complete and is qualified in its entirety by reference to the complete registration rights agreement. As a result of the timely filing and the effectiveness of the registration statement, the issuers will not have to pay additional interest on the outstanding notes provided in the registration rights agreement. Following the completion of the exchange offer, holders of outstanding notes not tendered will not have any further registration rights other than as set forth in the paragraphs below, and the outstanding notes will continue to be subject to restrictions on transfer. Additionally, the liquidity of the market for the outstanding notes could be adversely affected upon consummation of the exchange offer. See “Risk Factors—If you do not properly tender your outstanding notes, your ability to transfer your outstanding notes will be adversely affected.”

In order to participate in the exchange offer, a holder must represent to the issuers, among other things, that:

•	the exchange notes acquired pursuant to the exchange offer are being obtained in the ordinary course of business of the holder;

•	the holder is not engaging in and does not intend to engage in a distribution of the exchange notes;

•	the holder does not have an arrangement or understanding with any person to participate in the distribution of the exchange notes;

•	the holder is not an “affiliate,” as defined under Rule 405 under the Securities Act, of CBD Holdings or CBD Holdings Finance; and

•	if the holder is a broker-dealer that will receive exchange notes for its own account in exchange for outstanding notes that were acquired as a result of market-making or other trading activities, then the holder will deliver a prospectus in connection with any resale of such exchange notes.

Pursuant to the registration rights agreement we will be required to file a “shelf” registration statement for a continuous offering pursuant to Securities Act Rule 415 in respect of the outstanding notes if:

•	we determine that we are not permitted to effect the exchange offer as contemplated hereby because of any change in applicable law or applicable interpretations of the staff of the SEC; or

•	holders of the outstanding notes notify us prior to the 20th day following the consummation of the exchange offer that such holder (1) is prohibited by applicable U.S. law or SEC policy from participating in the exchange offer, (2) may not resell the exchange notes acquired by it in the exchange offer to the public without delivering a prospectus and that the prospectus contained in this exchange offer registration statement is not appropriate or available for such resales by such holder or (3) is a broker-dealer and holds outstanding notes acquired directly from the issuers or one of the issuers’ affiliates.

Based on an interpretation by the SEC’s staff set forth in no-action letters issued to third parties unrelated to us, we believe that, with the exceptions set forth below, exchange notes issued in the exchange offer may be offered for resale, resold and otherwise transferred by the holder of exchange notes without compliance with the registration and prospectus delivery requirements of the Securities Act, unless the holder:

•	is an “affiliate” of CBD Holdings or CBD Holdings Finance, within the meaning of Rule 405 under the Securities Act;

•	is a broker-dealer who purchased outstanding notes directly from the issuers for resale under Rule 144A or Regulation S or any other available exemption under the Securities Act;

•	acquired the exchange notes other than in the ordinary course of the holder’s business; or

•	has an arrangement with any person to engage in the distribution of the exchange notes.

Any holder who tenders in the exchange offer for the purpose of participating in a distribution of the exchange notes cannot rely on this interpretation by the SEC’s staff and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. Each broker-dealer that receives exchange notes for its own account in exchange for outstanding notes, where such outstanding notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. See “Plan of Distribution.” Broker-dealers who acquired outstanding notes directly from us and not as a result of market-making activities or other trading activities may not rely on the staff’s interpretations discussed above or participate in the exchange offer, and must comply with the prospectus delivery requirements of the Securities Act in order to sell the outstanding notes.

Consequences of Failure to Exchange

Following the completion of the exchange offer, you will not have any further registration rights for outstanding notes that you did not tender. All outstanding notes not tendered in the exchange offer will continue to be subject to restrictions on transfer. Accordingly, the liquidity of the market for the outstanding notes could be adversely affected upon completion of the exchange offer.

Terms of the Exchange Offer

Upon the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal, the issuers will accept any and all outstanding notes validly tendered and not withdrawn prior to 5:00 pm, New York City time, on March 3, 2005, or such date and time to which the issuers extend the offer. The issuers will issue $1,000 in principal amount of exchange notes in exchange for each $1,000 principal amount of outstanding notes accepted in the exchange offer. Holders may tender some or all of their outstanding notes pursuant to the exchange offer. However, outstanding notes may be tendered only in integral multiples of $1,000 in principal amount.

The exchange notes will evidence the same debt as the outstanding notes and will be issued under the terms of, and entitled to the benefits of, the indenture relating to the outstanding notes.

As of the date of this prospectus, $100.0 million in aggregate principal amount of outstanding notes were outstanding, and there was one registered holder, a nominee of the Depository Trust Company with respect to $100.0 million in aggregate principal amount of outstanding notes. This prospectus, together with the letter of transmittal, is being sent to the registered holders and to others believed to have beneficial interests in the outstanding notes. We intend to conduct the exchange offer in accordance with the applicable requirements of the Exchange Act and the rules and regulations of the SEC promulgated under the Exchange Act.

The issuers will be deemed to have accepted validly tendered outstanding notes when, as and if the issuers have given oral or written notice thereof to HSBC Bank USA, National Association, the exchange agent. The exchange agent will act as agent for the tendering holders for the purpose of receiving the exchange notes from the issuers. If any tendered outstanding notes are not accepted for exchange because of an invalid tender, the occurrence of other events set forth under the heading “—Conditions to the Exchange Offer” or otherwise, certificates for any such unaccepted outstanding notes will be returned, without expense, to the tendering holder of those outstanding notes promptly after the expiration date unless the exchange offer is extended.

Holders who tender outstanding notes in the exchange offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of outstanding notes in the exchange offer. The issuers will pay all charges and expenses applicable to the exchange offer, other than applicable taxes, underwriting discounts, if any, and commissions and transfer taxes, if any, which shall be borne be the holder. See “—Fees and Expenses.”

Expiration Date; Extensions; Amendments

The expiration date shall be 5:00 pm, New York City time, on March 3, 2005, unless the issuers, in their sole discretion, extend the exchange offer, in which case the expiration date shall be the latest date and time to which the exchange offer is extended. In order to extend the exchange offer, the issuers will notify the exchange agent and each registered holder of any extension by press release or other public notice, which may include oral or written notice, prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date. The issuers reserve the right, in their sole discretion:

•	to delay accepting any outstanding notes until confirmation that they have been properly tendered, to extend the exchange offer or, if any of the conditions set forth under “—Conditions to the Exchange Offer” shall not have been satisfied, to terminate the exchange offer, by giving oral or written notice of that delay, extension or termination to the exchange agent, or

•	to amend the terms of the exchange offer in any manner.

In the event that the issuers make a fundamental change to the terms of the exchange offer, the issuers will file a post-effective amendment to the registration statement.

Procedures for Tendering

Only a holder of outstanding notes may tender the outstanding notes in the exchange offer. Except as set forth under “—Book-Entry Transfer,” to tender in the exchange offer a holder must complete, sign and date the letter of transmittal, or a copy of the letter of transmittal, have the signatures on the letter of transmittal guaranteed if required by the letter of transmittal and mail or otherwise deliver the letter of transmittal or copy to the exchange agent prior to the expiration date. In addition:

•	certificates for the outstanding notes must be received by the exchange agent along with the letter of transmittal prior to the expiration date, or

•	a timely confirmation of a book-entry transfer, or a book-entry confirmation, of the outstanding notes, if that procedure is available, into the exchange agent’s account at The Depository Trust Company, which is referred to as the book-entry transfer facility, following the procedure for book-entry transfer described below, must be received by the exchange agent prior to the expiration date, or you must comply with the guaranteed delivery procedures described below.

To be tendered effectively, the letter of transmittal and other required documents must be received by the exchange agent at the address set forth under “—Exchange Agent” prior to the expiration date.

Your tender, if not withdrawn prior to 5:00 pm, New York City time, on the expiration date, will constitute an agreement among you and the issuers in accordance with the terms and subject to the conditions set forth herein and in the letter of transmittal.

The method of delivery of outstanding notes and the letter of transmittal and all other required documents to the exchange agent is at your election and risk. Instead of delivery by mail, it is recommended that you use an overnight or hand delivery service. In all cases, sufficient time should be allowed to assure delivery to the exchange agent before the expiration date. No letter of transmittal or outstanding notes should be sent to the issuers. You may request your broker, dealer, commercial bank, trust company or nominee to effect these transactions for you.

Any beneficial owner whose outstanding notes are registered in the name of a broker, dealer, commercial bank, trust company, or other nominee and who wishes to tender should contact the registered holder promptly and instruct the registered holder to tender on the beneficial owner’s behalf. If the beneficial owner wishes to tender on its own behalf, the beneficial owner must, prior to completing and executing the letter of transmittal and delivering the owner’s outstanding notes, either make appropriate arrangements to register ownership of the outstanding notes in the beneficial owner’s name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time.

Signatures on a letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed by an “eligible guarantor institution” within the meaning of Rule 17Ad-15 under the Exchange Act unless outstanding notes tendered pursuant thereto are tendered:

•	by a registered holder who has not completed the box entitled “Special Registration Instruction” or “Special Delivery Instructions” on the letter of transmittal, or

•	for the account of an eligible guarantor institution.

If signatures on a letter of transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, the guarantee must be by any eligible guarantor institution that is a member of or participant in the Securities Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program or an eligible guarantor institution.

If the letter of transmittal is signed by a person other than the registered holder of any outstanding notes listed in the letter of transmittal, the outstanding notes must be endorsed or accompanied by a properly completed bond power, signed by the registered holder as that registered holder’s name appears on the outstanding notes.

If the letter of transmittal or any outstanding notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and evidence satisfactory to us of their authority to so act must be submitted with the letter of transmittal unless waived by the issuers.

All questions as to the validity, form, eligibility, including time of receipt, acceptance, and withdrawal of tendered outstanding notes will be determined by the issuers in their sole discretion, which determination will be final and binding. The issuers reserve the absolute right to reject any and all outstanding notes not properly tendered or any outstanding notes our acceptance of which would, in the opinion of the issuers’ counsel, be unlawful. The issuers also reserve the right to waive any defects, irregularities or conditions of tender as to particular outstanding notes. The issuers’ interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of outstanding notes must be cured within such time as the issuers shall determine. Although the issuers intend to notify holders of defects or irregularities with respect to tenders of outstanding notes, neither the issuers, the exchange agent, nor any other person shall incur any liability for failure to give that notification. Tenders of outstanding notes will not be deemed to have been made until such defects or irregularities have been cured or waived. Any outstanding notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the exchange agent to the tendering holders, unless otherwise provided in the letter of transmittal, as soon as practicable following the expiration date, unless the exchange offer is extended.

In addition, the issuers reserve the right in their sole discretion to purchase or make offers for any outstanding notes that remain outstanding after the expiration date or, as set forth under “—Conditions to the Exchange Offer,” to terminate the exchange offer and, to the extent permitted by applicable law, purchase outstanding notes in the open market, in privately negotiated transactions, or otherwise. The terms of any such purchases or offers could differ from the terms of the exchange offer.

By tendering, you will be representing to the issuers that, among other things:

•	the exchange notes acquired in the exchange offer are being obtained in the ordinary course of business of the person receiving such exchange notes, whether or not such person is the registered holder;

•	you are not engaging in and do not intend to engage in a distribution of the exchange notes;

•	if you are a broker-dealer that will receive exchange notes for your own account in exchange for outstanding notes that were acquired as a result of market-making or other trading activities, then you will deliver a prospectus in connection with any resale of such exchange notes;

•	you do not have an arrangement or understanding with any person to participate in the distribution of such exchange notes; and

•	you are not an “affiliate,” as defined under Rule 405 of the Securities Act, of CBD Media Holdings LLC or CBD Holdings Finance, Inc.

In all cases, issuance of exchange notes for outstanding notes that are accepted for exchange in the exchange offer will be made only after timely receipt by the exchange agent of certificates for such outstanding notes or a timely book-entry confirmation of such outstanding notes into the exchange agent’s account at the book-entry transfer facility, a properly completed and duly executed letter of transmittal or, with respect to The Depository Trust Company and its participants, electronic instructions in which the tendering holder acknowledges its receipt of and agreement to be bound by the letter of transmittal, and all other required documents. If any tendered outstanding notes are not accepted for any reason set forth in the terms and conditions of the exchange offer or if outstanding notes are submitted for a greater principal amount than the holder desires to exchange, such unaccepted or non-exchanged outstanding notes will be returned without expense to the tendering holder or, in the case of outstanding notes tendered by book-entry transfer into the exchange agent’s account at the book-entry transfer facility according to the book-entry transfer procedures described below, those non-exchanged outstanding notes will be credited to an account maintained with that book-entry transfer facility, in each case, promptly after the expiration or termination of the exchange offer.

Each broker-dealer that receives exchange notes for its own account in exchange for outstanding notes, where those outstanding notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of those exchange notes. See “Plan of Distribution.”

Book-Entry Transfer

The exchange agent will make a request to establish an account with respect to the outstanding notes at the book-entry transfer facility for purposes of the exchange offer within two business days after the date of this prospectus, and any financial institution that is a participant in the book-entry transfer facility’s systems may make book-entry delivery of outstanding notes being tendered by causing the book-entry transfer facility to transfer such outstanding notes into the exchange agent’s account at the book-entry transfer facility in accordance with that book-entry transfer facility’s procedures for transfer. However, although delivery of outstanding notes may be effected through book-entry transfer at the book-entry transfer facility, the letter of transmittal or copy of the letter of transmittal, with any required signature guarantees and any other required documents, must, in any case other than as set forth in the following paragraph, be transmitted to and received by the exchange agent at the address set forth under “—Exchange Agent” on or prior to the expiration date or the guaranteed delivery procedures described below must be complied with.

The Depository Trust Company’s Automated Tender Offer Program, or ATOP, is the only method of processing exchange offers through The Depository Trust Company. To accept the exchange offer through ATOP, participants in The Depository Trust Company must send electronic instructions to The Depository Trust Company through The Depository Trust Company’s communication system instead of sending a signed, hard copy letter of transmittal. The Depository Trust Company is obligated to communicate those electronic instructions to the exchange agent. To tender outstanding notes through ATOP, the electronic instructions sent to The Depository Trust Company and transmitted by The Depository Trust Company to the exchange agent must contain the character by which the participant acknowledges its receipt of and agrees to be bound by the letter of transmittal.

Guaranteed Delivery Procedures

If a registered holder of the outstanding notes desires to tender outstanding notes and the outstanding notes are not immediately available, or time will not permit that holder’s outstanding notes or other required documents to reach the exchange agent prior to 5:00 pm, New York City time, on the expiration date, or the procedure for book-entry transfer cannot be completed on a timely basis, a tender may be effected if:

•	the tender is made through an eligible guarantor institution;

•	prior to 5:00 pm, New York City time, on the expiration date, the exchange agent receives from that eligible guarantor institution a properly completed and duly executed letter of transmittal or a facsimile of a duly executed letter of transmittal and notice of guaranteed delivery, substantially in the form provided by us, by telegram, telex, fax transmission, mail or hand delivery, setting forth the name and address of the holder of outstanding notes and the amount of the outstanding notes tendered and stating that the tender is being made by guaranteed delivery and guaranteeing that within three New York Stock Exchange, Inc., or NYSE, trading days after the date of execution of the notice of guaranteed delivery, the certificates for all physically tendered outstanding notes, in proper form for transfer, or a book-entry confirmation, as the case may be, will be deposited by the eligible guarantor institution with the exchange agent; and

•	the certificates for all physically tendered outstanding notes, in proper form for transfer, or a book-entry confirmation, as the case may be, are received by the exchange agent within three NYSE trading days after the date of execution of the notice of guaranteed delivery.

Withdrawal Rights

Tenders of outstanding notes may be withdrawn at any time prior to 5:00 pm, New York City time, on the expiration date.

For a withdrawal of a tender of outstanding notes to be effective, a written or, for The Depository Trust Company participants, electronic ATOP transmission, notice of withdrawal, must be received by the exchange agent at its address set forth under “—Exchange Agent” prior to 5:00 pm, New York City time, on the expiration date. Any such notice of withdrawal must:

•	specify the name of the person having deposited the outstanding notes to be withdrawn, who is referred to as the depositor;

•	identify the outstanding notes to be withdrawn, including the certificate number or numbers and principal amount of such outstanding notes;

•	be signed by the holder in the same manner as the original signature on the letter of transmittal by which such outstanding notes were tendered, including any required signature guarantees, or be accompanied by documents of transfer sufficient to have the trustee register the transfer of such outstanding notes into the name of the person withdrawing the tender; and

•	specify the name in which any such outstanding notes are to be registered, if different from that of the depositor.

All questions as to the validity, form, eligibility and time of receipt of such notices will be determined by the issuers, whose determination shall be final and binding on all parties. Any outstanding notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offer. Any outstanding notes which have been tendered for exchange, but which are not exchanged for any reason, will be returned to the holder of those outstanding notes without cost to that holder as soon as practicable after withdrawal, rejection of tender, or termination of the exchange offer. Properly withdrawn outstanding notes may be retendered by following one of the procedures under “—Procedures for Tendering” at any time on or prior to the expiration date.

Conditions to the Exchange Offer

Notwithstanding any other provision of the exchange offer, the issuers will not be required to accept for exchange, or to issue exchange notes in exchange for, any outstanding notes and may terminate or amend the exchange offer if at any time before the expiration date the issuers determine that the exchange offer violates applicable law, any applicable interpretation of the staff of the SEC or any order of any governmental agency or court of competent jurisdiction.

The foregoing conditions are for the issuers’ sole benefit and may be asserted by the issuers regardless of the circumstances giving rise to any such condition or may be waived by the issuers in whole or in part at any time prior to the expiration date in their sole discretion. The failure by the issuers at any time to exercise any of the foregoing rights shall not be deemed a waiver of any of those rights and each of those rights shall be deemed an ongoing right which may be asserted at any time and from time to time.

In addition, the issuers will not accept for exchange any outstanding notes tendered, and no exchange notes will be issued in exchange for those outstanding notes, if at such time any stop order shall be threatened or in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of the indenture under the Trust Indenture Act of 1939. In any of those events the issuers are required to use every reasonable effort to obtain the withdrawal of any stop order at the earliest possible time.

Exchange Agent

All executed letters of transmittal should be directed to the exchange agent. HSBC Bank USA, National Association, has been appointed as exchange agent for the exchange offer. Questions, requests for assistance and requests for additional copies of this prospectus or of the letter of transmittal should be directed to the exchange agent addressed as follows:

By Registered or Certified Mail:	By Hand Delivery or Overnight Courier:	By Facsimile: (Eligible Institutions Only)
HSBC Bank USA, National Association Lower Level One Hanson Place Brooklyn, New York 11243 Phone: (718) 488-4475 Attn: Paulette Shaw Reference: CBD Media Holdings	HSBC Bank USA, National Association Lower Level One Hanson Place Brooklyn, New York 11243 Phone: (718) 488-4475 Attn: Paulette Shaw Reference: CBD Media Holdings	(718) 488-4488 Attn: Paulette Shaw

For Information or Confirmation by Telephone: (718) 488-4475

Originals of all documents sent by facsimile should be sent promptly by registered or certified mail, by hand or by overnight delivery service.

Fees and Expenses

We will not make any payments to brokers, dealers or others soliciting acceptances of the exchange offer. The principal solicitation is being made by mail; however, additional solicitations may be made in person or by telephone by the issuers’ officers and employees. The estimated cash expenses to be incurred in connection with the exchange offer will be paid by the issuers and will include fees and expenses of the exchange agent, accounting, legal, printing and related fees and expenses.

Transfer Taxes

Holders who tender their outstanding notes for exchange will not be obligated to pay any transfer taxes in connection with that tender or exchange, except that holders who instruct the issuers to register exchange notes in the name of, or request that outstanding notes not tendered or not accepted in the exchange offer be returned to, a person other than the registered tendering holder will be responsible for the payment of any applicable transfer tax on those outstanding notes.

USE OF PROCEEDS

This exchange offer is intended to satisfy the issuers’ obligations under the registration rights agreement, dated October 26, 2004 by and among the issuers and the initial purchasers of the outstanding notes. The issuers will not receive any proceeds from the issuance of the exchange notes in the exchange offer. The issuers will receive in exchange outstanding notes in like principal amount. The issuers will retire or cancel all of the outstanding notes tendered in the exchange offer.

On October 26, 2004, the issuers issued and sold the outstanding notes. The issuers used the remaining proceeds from the offering of the outstanding notes, together with additional borrowings under the senior credit facility and available cash on hand to consummate the financing transactions and pay the related fees and expenses. See “Prospectus Summary—The Financing Transactions.”

CAPITALIZATION

The following table sets forth our capitalization on a consolidated basis as of September 30, 2004:

•	on an actual basis (representing the cash and cash equivalents and capitalization of CBD Holdings); and

•	on an as adjusted basis giving effect to the financing transactions and the exchange of the exchange notes for the outstanding notes as if they had occurred on that date.

You should read this table in conjunction with our financial statements and the related notes, “Selected Historical Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	As of September 30, 2004
	Actual	As adjusted
	(Dollars in millions)
Cash and cash equivalents	$14.1	$7.1

Long-term debt (including current portion):
Subsidiary debt:
Senior credit facility(1)	$130.0	$153.0	(2)
8 5/8% senior subordinated notes due 2011	150.0	150.0
CBD Holdings:
9 1/4% senior notes due 2012	—	100.0

Total long-term debt	280.0	403.0
Total members’ capital (deficit)	16.6	(110.4	)(3)

Total capitalization	$296.6	$292.6

(1)	Does not include available borrowings of up to $5.0 million under the revolving credit portion of CBD Media’s senior credit facility, none of which is expected to be drawn upon the closing of the financing transactions.
(2)	As adjusted to represent the increased term loan portion of the senior credit facility by $23.0 million as part of the financing transactions. See “Prospectus Summary—The Financing Transactions.”
(3)	As adjusted, members’ capital reflects the application of the net proceeds of the financing transactions, plus $7.0 million of cash on hand, to pay a dividend to our equityholders in the amount of $127.0 million.

UNAUDITED PRO FORMA FINANCIAL DATA

The following unaudited pro forma financial data as of and for the nine months ended September 30, 2004, and for the twelve months ended December 31, 2003, are based on the historical financial statements included elsewhere in this prospectus.

The pro forma balance sheet as of September 30, 2004 is adjusted to give effect to the financing transactions as if they had occurred on September 30, 2004. On October 26, 2004, we issued the notes, refinanced the senior credit facility and made distributions to our equityholders. See “Prospectus Summary—The Financing Transactions.” The pro forma statement of operations for the nine months ended September 30, 2004 is adjusted to give effect to the financing transactions as if they had occurred on January 1, 2004. The pro forma statement of operations for the twelve months ended December 31, 2003 is adjusted to give effect to the financing transactions as if they had occurred on January 1, 2003. The pro forma financing transactions adjustments are described in the accompanying notes and are based upon available information and assumptions that management believes are reasonable.

The unaudited pro forma financial data do not purport to represent what our results of operations or financial condition would actually have been had the financial transactions occurred on the dates indicated or to project our results of operations or financial condition for any future period or date. The unaudited pro forma financial data should be read in conjunction with our and our predecessor’s historical financial statements and related notes thereto included elsewhere in this prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

UNAUDITED PRO FORMA BALANCE SHEET

AS OF SEPTEMBER 30, 2004

(in thousands)

	Historical	Pro Forma Financing Transactions Adjustments		Pro Forma as Adjusted
Assets
Current assets:
Cash and cash equivalents	$14,062	$(7,000	)(a)	$7,062
Accounts receivable, net	6,481			6,481
Deferred directory costs	14,767			14,767
Prepaid expenses and other current assets	661			661
Related party receivable	992			992

Total current assets	36,893	(7,000)		29,893
Property, plant and equipment, net	92			92
Debt issuance costs, net	8,742	3,000	(b)	11,742
Goodwill	28,299			28,299
Intangible assets, net	241,595			241,595

Total assets	$315,621	$(4,000)		$311,621

Liabilities and Members’ Capital
Current liabilities:
Accounts payable	$994			$994
Accrued liabilities	8,654			8,654
Deferred revenue	6,712			6,712
Other current liabilities	635			635
Related party payable	271			271

Total current liabilities	17,266			17,266

Long-term debt	280,000	$123,000	(c)	403,000
Other long-term liabilities (net of current portion)	1,729			1,729
Member’s capital:
Contributed capital (deficit)	10,950	(127,000	)(d)	(116,050)
Retained earnings	5,676			5,676

Total members’ capital (deficit)	16,626	(127,000)		(110,374)

Total liabilities and members’ capital (deficit)	$315,621	$(4,000)		$311,621

See Notes to Unaudited Pro Forma Financial Data

UNAUDITED PRO FORMA STATEMENT OF OPERATIONS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004

(in thousands)

	Historical	Pro Forma Financing Transactions Adjustments		Pro Forma as Adjusted
Net revenue	$66,354			$66,354
Cost of revenue	25,069			25,069
General and administrative expense	5,405			5,405
Depreciation and amortization	19,348			19,348

Total operating expenses	49,822			49,822
Operating income before interest	16,532			16,532
Interest expense, net	14,740	$8,002	(e)	22,742

Net income (loss)	$1,792	$(8,002)		$(6,210)

See Notes to Unaudited Pro Forma Financial Data

UNAUDITED PRO FORMA STATEMENT OF OPERATIONS

FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2003

(in thousands)

	Historical Period from March 8, 2002 to December 31, 2002	Pro Forma Financing Transactions Adjustments		Pro Forma as Adjusted
Net revenue	$86,285			$86,285
Cost of revenue	33,409			33,409
General and administrative expense	3,749			3,749
Depreciation and amortization	26,532			26,532

Total operating expenses	63,690			63,690
Operating income before interest	22,595			22,595
Interest expense, net	25,341	$10,669	(e)	36,010

Net income (loss)	$(2,746)	$(10,669)		$(13,415)

See Notes to Unaudited Pro Forma Financial Data

Notes to Unaudited Pro Forma Financial Data

(a) The net decrease in cash of $7,000 reflects the following:

Proceeds from senior notes	$100,000
Proceeds from senior credit facility	23,000
Payment to equityholders	(127,000)
Payment for estimated fees and expenses related to the senior notes	(3,000)

$(7,000)

(b) Represents the capitalization of deferred financing costs related to the financing transactions.

(c) Represents indebtedness incurred under the financing transactions.

(d) Represents adjustment to contributed capital to reflect the distribution to our equityholders.

(e) Reflects interest expense associated with the new borrowings and amortization of the deferred financing costs related to the financing transactions. The new borrowings include the $23.0 million of additional borrowing under the senior credit facility and the $100.0 million senior notes. The senior credit facility bears interest at a variable rate (4.38% at December 31, 2003 and 3.94% at September 30, 2004). The senior notes bear interest at a fixed rate of 9.25%. Deferred financing costs associated with the new borrowings were approximately $3.0 million. Deferred financing costs are amortized to expense over the term of the new borrowings using the effective interest method.

	Nine Months Ended September 30, 2004	Twelve Months Ended December 31, 2003
Interest on the additional borrowings under the senior credit facility and the senior notes	$7,721	$10,294
Amortization of deferred financing costs	281	375

	$8,002	$10,669

SELECTED HISTORICAL FINANCIAL DATA

The following table sets forth selected historical financial data for CBD Holdings for the periods indicated. We have derived the statement of operations and balance sheet data for our predecessor as of and for the years ended December 31, 1999, 2000 and 2001 from our predecessor’s audited financial statements. We have derived the statement of operations data for our predecessor for the period from January 1, 2002 to March 7, 2002 and balance sheet data as of March 7, 2002 from our predecessor’s audited financial statements. We have derived the statement of operations data for the period from March 8, 2002 to December 31, 2002, and the year ended December 31, 2003, and the balance sheet data as of December 31, 2002 and 2003 from CBD Holdings’ audited consolidated financial statements. We have derived the statement of operations and balance sheet data as of and for the nine-month periods ended September 30, 2003 and 2004 from our unaudited condensed consolidated interim financial statements. In the opinion of management, such unaudited condensed consolidated interim financial statements have been prepared on a basis consistent with our audited consolidated financial statements as of and for the year ended December 31, 2003 and include all adjustments, which are normal recurring adjustments, necessary for a fair presentation of the financial position and results of operations for the interim periods. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year or any future period. Our predecessor’s financial statements for the year ended December 31, 2001, its financial statements for the period from January 1, 2002 to March 7, 2002 and CBD Holdings’ financial statements for the period from March 8, 2002 to December 31, 2002 and for the year ended December 31, 2003 and its unaudited interim condensed consolidated financial statements as of and for the nine months ended September 30, 2003 and 2004 are included elsewhere in this prospectus.

In June and July of 2003, CBD Media completed the prior recapitalization, which we refer to as the “prior recapitalization,” in which it entered into the senior credit facility and issued the subsidiary notes. CBD Media also made aggregate distributions to CBD Holdings, and CBD Holdings in turn made aggregate distributions to its equityholders, of approximately $128.3 million. As a result, CBD Media’s total outstanding indebtedness, other long-term obligations and members’ capital are not comparable to periods occurring before the prior recapitalization.

You should read the following data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and CBD Holdings’ and our predecessor’s financial statements and related notes thereto included elsewhere in this prospectus.

As a result of adjustments to the carrying value of assets and liabilities of the directory publishing business pursuant to the acquisition, and other significant differences between our business and the business of our predecessor, the financial position and results of operations of CBD Holdings for periods subsequent to the acquisition are not comparable to those of our predecessor.

	CBD Media Holdings LLC						Predecessor
	Nine Months Ended September 30,			Year Ended December 31, 2003	Period from March 8, 2002 to December 31, 2002		Period From January 1, 2002 to March 7, 2002		Year Ended December 31,
	2004		2003						2001		2000		1999
	(Dollars in thousands)						(Dollars in thousands)
Statement of Operations Data:
Net revenue	$66,354		$64,646	$86,285	$67,535		$14,269		$80,224		$78,095		$74,220
Cost of revenue	25,069		24,303	33,409	26,099		8,873		45,198		46,932		45,534
General and administrative expense	5,405		2,811	3,749	1,645		395		1,987		1,594		1,530
Depreciation and amortization	19,348		19,893	26,532	22,778		24		132		142		109

Total operating expenses	49,822		47,007	63,690	50,522		9,292		47,317		48,668		47,173

Operating income before interest and taxes	16,532		17,639	22,595	17,013		4,977		32,907		29,427		27,047
Interest expense, net	14,740		20,359	25,341	10,383		12		62		10		17
Provision for income taxes	—		—	—	—		1,954		13,433		12,036		11,050

Net income (loss)	$1,792		$(2,720)	$(2,746)	$6,630		$3,011		$19,412		$17,381		$15,980

Balance Sheet Data (at period end):
Cash and cash equivalents	$14,062		$16,696	$22,466	$33,213		$—		$—		$—		$—
Total assets	315,621		345,028	340,494	372,900		13,201		21,546		17,778		15,337
Total debt	280,000		308,600	308,600	210,000		—		—		—		—
Total stockholders’ equity	—		—	—	—		5,056		10,076		7,105		5,514
Total members’ capital	16,626		15,583	15,557	144,514		—		—		—		—

Other Financial Data:
Capital expenditures	$39		$48	$48	$57		$—		$—		$187		$151
Ratio of earnings to fixed charges(1)	1.1	x	N/A	N/A	1.6	x	161.2	x	139.6	x	140.4	x	123.9	x
Cash flows provided by (used for):
Operating activities	$21,558		$22,629	$28,041	$33,983		$7,882		$16,890		$15,757		$19,099
Investing activities	(39)		(48)	(48)	(343,491)		—		—		(187)		(151)
Financing activities	(29,923)		(39,098)	(38,740)	342,721		(7,882)		(16,890)		(15,570)		(18,948)
EBITDA(2)	35,880		37,532	49,127	39,791		5,001		33,039		29,569		27,156

Operating Data:
Local advertiser retention rate(3)	82.8%		84.1%	84.1%	86.2%		86.2%		88.9%		86.0%		82.8%
Circulation(4) (in thousands)	3,344		3,336	3,330	3,346		3,400		3,400		3,520		3,602

(1)	For purposes of computing the ratio of earnings to fixed charges, earnings consist of earnings before income tax expense, plus fixed charges. These charges consist of interest expense (which includes amortization of deferred financing costs) whether expensed or capitalized and one quarter of rental expense, deemed representative of that portion of rental expense estimated to be attributable to interest. For the nine-month period ended September 30, 2003 and the year ended December 31, 2003, earnings were insufficient to cover fixed charges by $2,046 and $2,746, respectively.

(2)	EBITDA represents earnings before interest, taxes, depreciation and amortization. EBITDA should not be considered in isolation or as a substitute for net income, operating income, cash flows from operating activities and other income or cash flow statement data prepared in accordance with generally accepted accounting principles. EBITDA is included to provide additional information with respect to our ability to satisfy our debt service, capital expenditure and working capital requirements. While EBITDA is used as a measure of operations and our ability to meet our debt service requirements, it is not necessarily comparable to other similarly titled captions of other companies due to differences in methods of calculations. Management believes the most directly comparable measure to EBITDA calculated in accordance with generally accepted accounting principles is operating cash flow as presented in the statement of cash flows. The reconciliation of cash flows provided by operating activities to EBITDA is set forth below:

	CBD Media Holdings LLC				Predecessor
	Nine Months Ended September 30,		Year Ended December 31, 2003	Period from March 8, 2002 to December 31, 2002	Period from January 1, 2002 to March 7, 2002	Year Ended December 31,
	2004	2003				2001	2000	1999
	(Dollars in thousands)				(Dollars in thousands)
Statement of Cash Flows Data:
Cash flows provided by (used in) operating activities	$21,558	$22,629	$28,041	$33,983	$7,882	$16,890	$15,757	$19,099
Cash interest expense	11,987	11,407	19,360	6,756	12	62	10	17
Changes in working capital accounts	2,292	3,458	1,726	(991)	(5,013)	1,884	2,247	(2,956)
Taxes paid	43	38	—	43	2,120	14,203	11,555	10,996

EBITDA	$35,880	$37,532	$49,127	$39,791	$5,001	$33,039	$29,569	$27,156

(3)	Local advertiser retention is calculated as the number of individual advertisers at the end of any given sales campaign (which typically last approximately 10 to 12 months), divided by the number of individual advertisers at the end of the previous sales campaign.
(4)	Circulation is the combined number of yellow pages and white pages directories delivered to businesses and residences during the course of a given period.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

Overview

CBD Holdings operates entirely through its wholly-owned subsidiary, CBD Media. The following discussion and analysis of CBD Holdings’ financial condition and results of operations covers periods prior and subsequent to its acquisition of the directory publishing business assets of Cincinnati Bell Inc. CBD Holdings has operated as a stand-alone company since its acquisition of these assets on March 8, 2002. The acquisition was accounted for under the purchase method of accounting. The terms “we,” “us,” “our” or other similar terms refer to CBD Holdings and its subsidiaries, including our directory business, which is operated by CBD Media.

We are the exclusive telephone directory publisher for Cincinnati Bell branded yellow pages in the Cincinnati-Hamilton metropolitan area, which is the 23rd largest metropolitan area in the country according to the most recent U.S. Census. We are a leader in the directory publishing industry, and in 2003, we believe our directories captured over 85% of total directory advertising spending in the Cincinnati-Hamilton metropolitan area.

We generate our revenues primarily through the sale of advertising in our directories. In 2003, we published 14 yellow pages directories and distributed over 2.3 million copies. These directories included advertisements from over 19,000 local customers who are principally small and medium-sized businesses, as well as approximately 1,100 national advertisers. We are also the exclusive publisher of the white pages for Cincinnati Bell Telephone. In 2003, we published one white pages directory and distributed over one million copies to businesses and residences.

History

Cincinnati Bell Directory Inc. historically operated the print and Internet directory businesses of Cincinnati Bell Telephone, the incumbent local exchange operator in the Cincinnati-Hamilton metropolitan area. The financial statements included in this report for periods prior to March 8, 2002 have been derived from the historical financial statements of Cincinnati Bell Directory, and include the assets, obligations and activities of the directory publishing business of Cincinnati Bell Directory as conducted prior to the acquisition. Because of Cincinnati Bell Directory’s relationship with Cincinnati Bell Telephone and Cincinnati Bell Inc. and its other affiliates, the historical results of operations, financial position and cash flows of Cincinnati Bell Directory are not indicative of what they would have been had it operated as a stand-alone entity. Accordingly, the financial statements for periods prior to March 8, 2002 are not indicative of our most recent and future results of operations, financial position and cash flows.

Prior to March 8, 2002, Cincinnati Bell Directory reimbursed Cincinnati Bell Telephone for services it and its affiliates provided to Cincinnati Bell Directory based upon either (1) tariffed or negotiated contract rates, (2) market prices or (3) fully distributed costs. Fully distributed costs include costs associated with employees of Cincinnati Bell Telephone or its affiliates that are entirely dedicated to functions within Cincinnati Bell Directory. Such fully distributed employee costs were paid by Cincinnati Bell Directory through shared payroll and benefit systems as incurred. Other affiliate service costs were paid by Cincinnati Bell Directory based upon presentation of periodic billings from Cincinnati Bell Telephone or its affiliates. Cincinnati Bell Telephone has continued to provide us services that it historically provided to Cincinnati Bell Directory, specifically billing and collections. Our agreement with Cincinnati Bell Telephone for billing and collections services expires March 8, 2012 and can be renewed at our option for another 10 years. For additional information about this agreement, see “Business—Billing and Collections Services.” Prior to March 8, 2002, Cincinnati Bell Directory, Inc. paid an annual royalty of $15 million to Cincinnati Bell Inc. for the use of various trademarks and tradenames.

Prior to March 8, 2002, Cincinnati Bell Directory was included in the consolidated federal income tax returns filed by Cincinnati Bell Inc. The acquisition was treated as an asset purchase for federal income tax purposes resulting in a tax basis in the acquired assets of $343.5 million. Of this amount, we are able to amortize $310.2 million of the intangible assets for purposes of determining our taxable income. These intangible assets are being amortized over 15 years for tax purposes. We estimate that the amortization will significantly reduce the amount of cash required for income taxes over the remainder of the 15-year period.

In connection with the prior recapitalization in June 2003, CBD Media entered into the senior credit facility, which provided for borrowings in an aggregate principal amount of up to $165.0 million, including a tranche B term loan facility of $160.0 million and a revolving credit facility providing for borrowings of up to $5.0 million. In June 2003, CBD Media also issued $150.0 million of its 8 5/8% senior subordinated notes due 2011. In June and July 2003, CBD Media made aggregate distributions to CBD Holdings, which in turn made aggregate distributions to our equityholders of approximately $128.3 million. In February 2004, CBD Media refinanced its tranche B term loan with a tranche C term loan to adjust the interest rate and eliminate the annual principal reduction requirement. Prior to this refinancing, CBD Media made a principal payment of $8.6 million in January 2004, thereby reducing the outstanding balance. Since February 2004, CBD Media has made $20.0 million of principal repayments under the senior credit facility and the outstanding balance as of September 30, 2004 was $130.0 million.

CBD Holdings has not conducted any material operations, other than holding, directly or indirectly, equity interests in CBD Media and CBD Holdings Finance.

Financial Statement Presentation

Net revenue. We derive over 95% of our net revenue from the sale of advertising in our printed directories, which we refer to as directory advertising revenue. We also provide related services, including Internet-based directory advertising, and the production and distribution of the Cincinnati Bell White Pages and the related sale of advertising for Cincinnati Bell Telephone. Growth in our advertising revenue has been affected by several factors, including increases in the price of advertising, increases in the quantity of advertising purchased per customer and the introduction of additional products that generate incremental revenues. Advertising revenue also may increase through the publication of newly-introduced printed directories.

Our financial statements have been prepared on the basis of the deferral and amortization method, meaning revenue and direct costs are recognized ratably over the life of each directory (a twelve-month period), commencing in the month of delivery. We deliver 76% of our directories, constituting approximately 75% of our annual advertising revenue, in June of a given year, and deliver 24% of our directories constituting approximately 25% of our annual advertising revenue, in November of a given year. Revenue from Internet advertisements is recognized ratably over the twelve-month period we commit to carry the advertisement.

Adjustments to revenue are primarily for estimated losses due to claims resulting from publication errors, omissions in customer advertising, customer early terminations or other customer complaints. They are accrued over the time period for which the associated revenues are billed.

Cost of revenue. Cost of revenue consists of direct costs associated with the publication of print directories, including sales commissions, paper, printing, transportation, distribution and pre-press production and employee costs relating to each of the foregoing as well as costs of advertising, promotion, marketing, customer billing and collection and Internet expenses. Direct costs associated with the publication of print directories are recognized ratably over the life of each directory. Costs not directly associated with the publication of print directories are recognized in the period in which they are incurred. Prior to March 8, 2002, an annual royalty payment of $15.0 million was paid to Cincinnati Bell Inc. and was included in cost of revenue. This payment ceased to be an ongoing cost upon the close of the acquisition.

Cost recognition begins in the month of directory delivery and continues on a pro rated basis over the estimated twelve-month life of each directory and is accounted for under the deferral and amortization method.

Accordingly, our cost of revenue recognized in a given period consists of: (1) cash expenditures incurred in the given period and recognized in the given period, such as advertising, promotion and marketing and customer billing and collection expenses; (2) cash expenditures incurred in a prior period, a portion of which are amortized and recognized in the given period; and (3) cash expenditures incurred in the given period, a portion of which are amortized and recognized in the given period and the balance of which are deferred until future periods. Consequently, there will be a difference between the cost of revenue recognized in any given period and the cash costs incurred in the given period, the difference of which may be significant.

Cincinnati Bell Telephone is a wholly-owned subsidiary of Cincinnati Bell Inc., whose affiliate, BRHI, currently holds an approximately 2.5% equity interest in CBD Holdings. Cincinnati Bell Telephone provides us with billing and collection services pursuant to a contract. For additional information about this contract, see “Business—Billing and Collection Services.”

General and administrative expense. Our general and administrative expense consists of the costs of administrative staff, real estate, information technology, finance, human resources and corporate management and a consulting fee paid to Applegate & Collatos, Inc., which we refer to as “ACI,” an affiliate of Spectrum Equity Investors. All of our general and administrative expense is recognized in the period in which it is incurred.

Depreciation and amortization expense. Our depreciation and amortization expense consists primarily of the amortization of intangible assets and, to a lesser degree, the depreciation of property and equipment. Intangible assets with finite lives are amortized over periods ranging from 10 to 30 years, their estimated useful lives for financial accounting purposes. Property and equipment are depreciated over estimated useful lives of three to five years.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in conformity with accounting principles generally accepted in the United States of America. The application of these principles requires that we make estimates and assumptions regarding future events that impact the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Predicting future events is inherently an imprecise activity and as such requires the use of judgments. On an ongoing basis, we review the basis for our estimates and make adjustments based on historical experience, current and anticipated economic conditions, accepted actuarial valuation methodologies or other factors that we consider to be reasonable under the circumstances. We cannot assure you that actual results will not differ from those estimates.

We consider the following policies to be important in understanding the judgments involved in preparing our financial statements and the uncertainties that could affect our financial condition, results of operations or cash flows.

Revenue recognition. The sale of advertising in telephone directories published by us is our primary source of revenue. We recognize revenues ratably over the life of each directory using the deferral and amortization method, with revenue recognition commencing in the month of delivery.

Revenue from Internet advertisements is recognized ratably over the twelve-month period we commit to carry the advertisement.

Cost of revenue. Direct costs related to the publication of print directories, including sales commissions, paper, printing, transportation, distribution and pre-press production and employee costs relating to each of the foregoing are recognized ratably over the life of each directory under the deferral and amortization method, with cost recognition commencing in the month of delivery. In addition, costs associated with advertising and electronic directories are included in this category.

Allowance for sales adjustments. Adjustments to revenue are primarily for estimated losses due to claims resulting from publication errors, omissions in customer advertising, customer early terminations or other customer complaints. They are accrued over the time period for which the associated revenues are recognized based on our knowledge of known issues and our historical experience.

Vendor incentives. We have long-term contracts with vendors under which the vendors pay cash incentives to us for entering into the contracts. These incentives are recorded as deferred income and amortized as a reduction of cost of revenue over the related contract terms. The amount of deferred vendor incentives that are expected to be amortized within one year are recorded as a current liability within other current liabilities. The remaining portion of deferred vendor incentives are recorded within other long-term liabilities.

Goodwill and other intangible assets. We review our long-lived assets, including goodwill for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Several factors could trigger an impairment review such as:

•	significant underperformance relative to expected historical or projected future operating results;

•	significant regulatory changes that would impact future operating revenues;

•	significant negative industry or economic trends; and

•	significant changes in the overall strategy by which we operate our business.

We are required to perform an annual impairment review of goodwill as required by Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets. No impairment of goodwill or other long-lived assets resulted from the annual valuation of goodwill.

We reduce the carrying amounts of long-lived assets, goodwill and identifiable intangible assets to their fair values when the fair value of such assets is determined to be less than their carrying amounts. Fair value is typically estimated using a discounted cash flow analysis, which requires us to estimate the future cash flows anticipated to be generated by the particular asset being tested for impairment as well as select a discount rate to measure the present value of the anticipated cash flows. When determining future cash flow estimates, we consider historical results adjusted to reflect current and anticipated operating conditions. Estimating future cash flows requires significant judgment by us in such areas as future economic conditions, industry-specific conditions, product pricing and necessary capital expenditures. The use of different assumptions or estimates for future cash flows could produce different impairment amounts (or none at all) for long-lived assets, goodwill and identifiable intangible assets.

We consider the following policies to be important in understanding the judgments involved in preparing our predecessor’s financial statements.

Income taxes. Cincinnati Bell Directory’s operations were included in the combined U.S. federal and state income tax returns filed by Cincinnati Bell Inc. During such time, income tax in Cincinnati Bell Directory’s financial statements was calculated as if Cincinnati Bell Directory had filed separate income tax returns. Allocations of income taxes payable were considered to have been remitted, in cash, in the period the related income tax expense was recorded.

Corporate allocations. General corporate overhead costs related to Cincinnati Bell Inc.’s corporate headquarters and shared service functions were allocated to Cincinnati Bell Directory, to the extent such amounts were applicable to Cincinnati Bell Directory, primarily based on the ratio of anticipated support provided to Cincinnati Bell Directory as compared to other subsidiaries of Cincinnati Bell Inc. The allocation was calculated as a function of revenue, payroll and property. The allocations were recorded in the period that they were incurred.

Results of Operations

There are significant differences between the results of operations of our business and the business of our predecessor that are reflected in the following comparisons. The most significant differences include the following:

•	The financial statements of our predecessor reflect a $15.0 million annual royalty payment the predecessor paid to Cincinnati Bell Inc.; and

•	Our financial statements reflect:

•	increased depreciation and amortization expense associated with our intangible asset amortization;

•	increased indebtedness and related interest expense due to the financing of the acquisition and the prior recapitalization; and

•	the management fee we pay to ACI.

Comparison of Results of Operations for the Nine Months Ended September 30, 2004 and 2003.

Net revenue. Net revenue for the nine months ended September 30, 2004 was $66.4 million, consisting of $53.6 million in local advertising, $10.0 million in national advertising and $2.8 million in internet advertising; net revenue for the nine months ended September 30, 2003 was $64.6 million, consisting of $52.6 million in local advertising, $9.5 million in national advertising and $2.5 million in internet advertising. The difference was primarily related to an increase in local and Internet revenue from the directories published in June 2003.

Adjustments to revenue were $2.7 million for the nine months ended September 30, 2004 and 2003. Adjustments as a percentage of total revenue were 4% in 2004 and 2003.

Cost of revenue. Cost of revenue was $25.1 million for the nine months ended September 30, 2004 and $24.3 million for the nine months ended September 30, 2003. Cost of revenue was 38% of net revenue for the nine months ended September 30, 2004 and 2003. The increase is primarily due to the increase in revenue and corresponding increase in advertising, printing, and billing and collection costs as these costs tend to be variable in nature.

General and administrative expense. General and administrative expense was $5.4 million for the nine months ended September 30, 2004 and $2.8 million for the nine months ended September 30, 2003. General and administrative expense was 8% of net revenue for the nine months ended September 30, 2004 and 3% of net revenue for the nine months ended September 30, 2003. The increase is related to additional compensation expense of $1.1 million related to the management units, an increase in management fees of $0.7 million, and $1.1 million of professional fees in connection with the examination of alternative capital structures. These increases were offset by the $0.7 million one-time management payout associated with the prior recapitalization that was included within general and administrative expense for the nine months ended September 30, 2003.

Depreciation and amortization expense. Depreciation and amortization expense was $19.3 million for the nine months ended September 30, 2004 and $19.9 million for the nine months ended September 30, 2003. The decrease is due primarily to the accelerated amortization method used to amortize advertiser related intangible assets.

Interest expense. Interest expense was $14.8 million for the nine months ended September 30, 2004 and $20.5 million for the nine months ended September 30, 2003. The decrease is primarily related to the write-off of deferred financing costs associated with the former credit facility in 2003 and the decrease in outstanding debt from $308.6 million at September 30, 2003 to $280 million at September 30, 2004.

Net income (loss). Net income was $1.8 million for the nine months ended September 30, 2004 and net loss was $2.7 million for the nine months ended September 30, 2003. The increase in net income is due primarily to the decrease in interest expense as compared to the same period last year offset by higher general and administrative costs in 2004.

Comparison of Results of Operations for the Year Ended December 31, 2003 and the Period From March 8, 2002 to December 31, 2002.

The following results of operations comparisons demonstrate a significant increase between the compared periods. As we were acquired on March 8, 2002, the majority of the first quarter was a predecessor period not reflected in our results of operations. Hence the comparison periods are of differing lengths.

Net Revenue. Net revenue for the year ended December 31, 2003 was $86.3 million, consisting of $70.2 million of local advertising, $12.7 million of national advertising and $3.4 million in Internet advertising. Net revenue for the period from March 8, 2002 to December 31, 2002 was $67.5 million, consisting of $54.8 million of local advertising, $10.4 million of national advertising and $2.3 million in Internet advertising. The difference was primarily related to the time discrepancy between the compared periods of operations.

Adjustments to revenue for estimated losses due to claims resulting from publication errors, omissions in customer advertising, customer early terminations or other customer complaints were $4.1 million for the year ended December 31, 2003 and $3.2 million for the period from March 8, 2002 to December 31, 2002. Adjustments as a percentage of total revenue were 4.6% for the year ended December 31, 2003 as compared to 4.5% for the period from March 8, 2002 to December 31, 2002.

Cost of Revenue. Cost of revenue was $33.4 million for the year ended December 31, 2003 and $26.1 million for the period from March 8, 2002 to December 31, 2002. Cost of revenue represented 38.7% of net revenue for the year ended December 31, 2003 and for the period from March 8, 2002 to December 31, 2002.

General and Administrative Expense. General and administrative expense was $3.7 million for the year ended December 31, 2003 and $1.6 million for the period from March 8, 2002 to December 31, 2002. Of the increase of approximately $2.1 million, $1.7 million was related primarily to a one-time management payout associated with the prior recapitalization to personnel that are included in the general and administrative expense classification and an increase in the related party management fee. The remaining increase was primarily the result of $0.4 million in time discrepancy between the comparable periods of operations.

Depreciation and Amortization Expense. Depreciation and amortization expense was $26.5 million for the year ended December 31, 2003 and $22.8 million for the period from March 8, 2002 to December 31, 2002. The difference was primarily related to the time discrepancy between the compared periods of operations.

Interest Expense. Interest expense was $25.5 million for the year ended December 31, 2003 and $10.5 million for the period from March 8, 2002 to December 31, 2002. The increase was primarily related to the $2.9 million payment made to terminate the interest rate swap, the one-time $4.9 million write-off of debt issuance costs of the former credit facility, and the increase in outstanding borrowings as a result of the prior recapitalization.

Net Income (Loss). Net loss was $2.7 million for the year ended December 31, 2003 compared to net income of $6.6 million for the period from March 8, 2002 to December 31, 2002. The change in income was primarily related to the increase in interest expense as a result of the senior credit facility and the subsidiary notes and the time discrepancy between the compared periods of operations.

Comparison of Results of Operations for the Period From March 8, 2002 to December 31, 2002 and the Year Ended December 31, 2001.

The following results of operations comparisons demonstrate a significant decrease between the compared periods. As we were acquired on March 8, 2002, a portion of the calendar year 2002 was a predecessor period not reflected in our results of operations. Hence the comparison periods are of differing lengths. In addition, the acquisition on March 8, 2002 was accounted for under the purchase method of accounting resulting in an increase in the basis of our assets. Due to the change in basis, our results of operations and those of our predecessor are not considered comparable. Our results of operations include amortization expense related to the identifiable intangible assets and interest expense related to the borrowings incurred in connection with the acquisition.

Net Revenue. Net revenue for the period from March 8, 2002 to December 31, 2002 was $67.5 million, consisting of $54.8 million in local advertising, $10.4 million in national advertising and $2.3 million in Internet advertising. Net revenue for the year ended December 31, 2001 was $80.2 million, consisting of $64.1 million of local advertising, $13.4 million in national advertising and $2.7 million in Internet advertising. The difference was primarily related to the time discrepancy between the compared periods of operations.

Adjustments to revenue for estimated losses due to claims resulting from publication errors, omissions in customer advertising, customer early terminations or other customer complaints were $3.2 million for the period from March 8, 2002 to December 31, 2002 and $2.9 million for the year ended December 31, 2001. The difference was due to one-time write-offs of accounts receivable deemed not collectible in connection with the sale of the directory publishing business. Adjustments as a percentage of total revenue were 4.5% in 2002 as compared to 3.6% in 2001.

Cost of Revenue. Cost of revenue recognized was $26.1 million for the period from March 8, 2002 to December 31, 2002 and $45.2 million for the year ended December 31, 2001. Cost of revenue was 38.7% of net revenue for the period from March 8, 2002 to December 31, 2002 and 56.3% of net revenue for the year ended December 31, 2001. This difference was related to the elimination of the annual royalty payment to Cincinnati Bell Inc. of $15.0 million and the time discrepancy between the periods of operations.

General and Administrative Expense. General and administrative expense was $1.6 million for the period from March 8, 2002 to December 31, 2002 and $2.0 million for the year ended December 31, 2001. The difference was primarily related to the time discrepancy between the compared periods of operations.

Depreciation and Amortization Expense. Depreciation and amortization expense was $22.8 million for the period from March 8, 2002 to December 31, 2002 and $0.1 million for the year ended December 31, 2001. This increase was due to the amortization of identifiable intangible assets.

Interest Expense. Interest expense was $10.5 million for the period from March 8, 2002 to December 31, 2002 and $0.1 million for the year ended December 31, 2001. This increase was due to the borrowings incurred in connection with the acquisition.

Net Income (Loss). Net income was $6.6 million for the period from March 8, 2002 to December 31, 2002 and $19.4 million for the year ended December 31, 2001. The decrease in net income was primarily related to the increases in interest expense and amortization expense as a result of the acquisition.

Liquidity and Capital Resources

Our principal source of liquidity has been cash flow generated from operations. The timing of our cash flows throughout the year is reasonably predictable, as our customers typically pay for their advertisements in equal payments over a twelve-month period. The payment of our material expenses is based on our contractual arrangements and occurs predictably at set times during the year. Our primary liquidity requirements have been for debt service on the senior credit facility, the subsidiary notes and related party notes payable and for working capital needs. We have historically generated sufficient cash flow to fund our operations and capital expenditures and to make required debt service payments.

Our management believes that cash flow generated from operations will be sufficient to continue to fund our interest and principal payment obligations, working capital requirements and future capital expenditures. The revolving credit facility provides an additional source of capital to fund these obligations, subject to the restrictions contained in the senior credit facility and the indentures governing the notes and subsidiary notes. Any future acquisitions may require additional capital, which may be financed through borrowings under the revolving portion of the senior credit facility, the issuance of additional indebtedness or, issuance of equity securities of us or CBD Media, net cash provided by operations, other third-party financing or a combination of these alternatives. Such capital may not be available to us on acceptable terms or at all.

Total capital expenditures in 2003 were $48,000. We anticipate that the amount of capital expenditures will remain at historical levels and will not significantly increase for the foreseeable future.

Net Cash Provided by (Used in) Operations. Net cash provided by operations for the nine months ended September 30, 2004, was $21.6 million as compared to $22.6 million for the same period in 2003. This difference is primarily related to the $2.9 million payment made to terminate the interest rate swap. Net cash provided by operations for the year ended December 31, 2003, was $28.0 million as compared to $34.0 million for the period ended December 31, 2002. The changes in net cash provided by operations were primarily impacted by the changes associated with the prior recapitalization in June 2003. Cash paid for interest in 2003 was approximately $12.6 million higher than in the period from March 8, 2002 to December 31, 2002 due primarily to the higher level of debt, differences in interest rates charged and the terminated interest rate swap. Offsetting the impact of these higher interest related payments, we generated higher cash receipts from sales due to the time discrepancies between periods of operations. Net cash provided by operations for the year ended December 31, 2001 was $16.9 million. Changes in cash provided by operations from 2001 to 2002 relate primarily to the elimination of the annual royalty payment by our predecessor to Cincinnati Bell Inc. at the time of the acquisition.

Net Cash Provided by (Used in) Financing Activities. Net cash used in financing activities for the nine months ended September 30, 2004, was $30.0 million as compared to $39.1 million for the same period in 2003. The net cash used in financing activities for the 2004 period was the result of pre-payments of $28.6 million on the senior credit facility and costs associated with the refinancing of the tranche B term loan portion of the senior credit facility. Net cash used in financing activities for the 2003 period was the result of a distribution to our equityholders and the repayment of our former credit facility. Net cash used in financing activities for the year ended December 31, 2003 was $38.7 million, as compared to $342.7 million of net cash provided by financing activities for the period ended December 31, 2002. The net cash used in financing activities in 2003 related primarily to our prior recapitalization in June 2003, including the repayments of $211.4 million under the former credit facility of CBD Media and distributions to our equityholders of $128.3 million. Other components included $10.1 million of debt issuance costs related to the prior recapitalization. In 2002, cash from financing activities related primarily to the acquisition of the Cincinnati Bell Directory, including $220.0 million of debt incurrence and $139.0 million of contributions from members. Other components included $6.2 million of debt issuance costs and $10.0 million of debt repayment. Net cash used in financing activities for the year ended December 31, 2001 was $16.9 million. In 2001, the principal use of cash for financing activities was to pay $16.4 million in owner transfers to Cincinnati Bell Inc.

Net Cash Provided by (Used in) Investing Activities. Net cash used in investing activities for the nine months ended September 30, 2004 and 2003 was insignificant. Net cash used in investing activities for the year ended December 31, 2003 was insignificant. Net cash used in investing activities for the period from March 8, 2002 to December 31, 2002 was related to the acquisition of the directory publishing business from Cincinnati Bell Telephone for $343.0 million on March 8, 2002. Net cash used in investing activities for the year ended December 31, 2001 was insignificant.

Indebtedness. In connection with our acquisition of the directory publishing business, CBD Media incurred indebtedness of $220.0 million under its former credit facility, which was repaid and terminated on June 13, 2003 in connection with the prior recapitalization. On June 13, 2003, CBD Media entered into the senior credit facility providing for borrowings in an aggregate principal amount of up to $165.0 million and issued the subsidiary notes. The senior credit facility contains financial, negative and affirmative covenants and requirements affecting CBD Holdings, CBD Media and its subsidiaries, including the maintenance of ratios measuring consolidated total leverage and consolidated senior leverage to EBITDA (as defined in the senior credit facility) as well as EBITDA (as defined in the senior credit facility) to consolidated interest expense. These financial covenants are discussed in more detail in “Description of Other Indebtedness—Senior Credit Facility—Covenants.” The senior credit facility also includes interest rate and similar arrangements that we may enter into with the lenders under the senior credit facility and/or the affiliates of those lenders. In the February 2004 refinancing, CBD Media amended the senior credit facility whereby the $160.0 million tranche B term loan facility was replaced with a $150.0 million tranche C term loan facility. In connection with the issuance of the outstanding notes, CBD Media executed an amendment to its senior credit facility that, among other things, (i) increased the size of the term loan portion of the senior credit facility by $23.0 million; (ii) replaced the $150.0 million tranche C term loan facility with a $153.0 million tranche D term loan facility; (iii) permitted us to issue the notes; (iv) permits CBD Media, so long as there is no default or event of default under the senior credit facility, to make distributions to us necessary to make regularly scheduled payments of interest in respect of the notes; (v) so long as there was no default or event of default under the senior credit facility, set aside funds for the distribution to our equityholders described in “Prospectus Summary—The Financing Transactions” and “Use of Proceeds” of an amount not to exceed $130 million; (vi) deleted from the senior credit facility the requirement that CBD Media maintain a “fixed charge coverage ratio” and modified other financial ratios that CBD Media is required to maintain; and (vii) made other amendments and modifications to the senior credit facility related to the issuance of the notes.

In connection with the prior recapitalization, on June 16, 2003, CBD Media paid a breakage fee of approximately $2.9 million to cancel a fixed interest rate swap agreement related to its former credit facility and substantially increased its leverage and significantly increased its liquidity requirements, primarily due to increased debt service obligations.

In June 2003, also as part of the prior recapitalization, CBD Media issued $150.0 million in aggregate principal amount of the subsidiary notes. Interest is payable on the subsidiary notes on June 1 and December 1 of each year and the subsidiary notes will mature on June 1, 2011. The subsidiary notes were issued pursuant to an indenture containing financial, negative and affirmative covenants and requirements affecting CBD Media and its affiliates, including limits on CBD Media’s ability to incur additional indebtedness, pay distributions or dividends or make other types of restructured payments, sell assets, consolidate, merge, sell or otherwise dispose of all or substantially all of its assets, enter into transactions with affiliates, create liens and enter into new lines of business.

In October 2004, CBD Holdings issued $100.0 million of senior notes due in 2012 with an interest rate of 9 1/4%. The notes will be paid semi-annually on January 15 and July 15, beginning on January 15, 2005. The aggregate principal amount of the notes will be due on July 15, 2012. The indenture governing the notes limits our ability to incur additional indebtedness, pay distributions or dividends or make other types of restricted payments, sell assets, consolidate, merge, sell or otherwise dispose of all or substantially all of our assets, enter into transactions with affiliates, create liens and enter into new lines of business.

As of September 30, 2004, after adjusting to give effect to the financing transactions, we would have had outstanding, on a consolidated basis, $403.0 million in aggregate indebtedness including $130.0 million of borrowings outstanding under the senior credit facility and $23.0 million of additional term loan borrowings, $150.0 million in aggregate principal amount of the subsidiary notes, and $100.0 million of the outstanding notes. An additional $5.0 million of borrowing capacity was available under the revolving credit facility as of such date. Our interest expense for the nine months ended September 30, 2004, after giving pro forma effect to the financing transactions, would have been $22.7 million.

Liquidity. Our operations are conducted through CBD Media. Our ability to make payments on our consolidated indebtedness, and to fund our working capital needs and planned capital expenditures will depend upon our ability to generate cash in the future. This, to an extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. Our liquidity could also be impacted by a decline in usage of printed yellow page directories. While in the short term any impact could be offset by price increases, in the long term any such impact could limit our ability to meet our financial obligations.

Our ability to make payments on the notes is also subject to the terms and restrictions set forth in the senior credit facility and the indenture governing the subsidiary notes. For example, under the terms of the senior credit facility, during any period that CBD Media is in default under the senior credit facility (including for failure to maintain required financial ratios) it would be prohibited from making distributions to us for the purpose of allowing us to make regularly scheduled interest payments on the notes. Moreover, the terms of the senior credit facility currently do not permit CBD Media to make distributions to us in order to permit us to repurchase notes in connection with a change of control or asset sale as may be required under the indenture governing the notes. Any failure by us to make such payments or to repurchase notes would be a default under the indenture governing the notes.

Further, the terms of the indenture governing the subsidiary notes significantly restrict CBD Media and its subsidiaries from paying dividends or distributions to us and otherwise transferring assets to us if the aggregate amount of such dividends, distributions and transfers, together with all other “restricted payments” made by CBD Media since July 1, 2003, would exceed the sum of an amount calculated pursuant to a formula taking into account, among other things, the amount of CBD Media’s consolidated cash flow since July 1, 2003. There is no exception to this restriction in the indenture governing the subsidiary notes that would specifically permit us to pay interest and liquidated damages, if any, on the notes, repay the notes at maturity or to repurchase notes in connection with an asset sale or change of control transaction. Moreover, CBD Media’s ability to make any such dividends, distributions or other restricted payments requires that CBD Media (1) not be in default under the indenture and (2) be in compliance with the leverage ratio set forth in such indenture (which measures its ratio of indebtedness to consolidated cash flow).

In June and July 2003 as part of the prior recapitalization, CBD Media made to us, and correspondingly we made to our equityholders, aggregate distributions of approximately $128.3 million. As part of the financing transactions, CBD Media made distributions to us of approximately $30.0 million, including $7.0 million from available cash. We paid a distribution to our equityholders of approximately $127.0 million, consisting of the aforementioned $30.0 million received from CBD Media together with the net proceeds from the offering of the outstanding notes. Employee equityholders received distributions as follows: 50% (approximately $1.5 million) was paid at closing and the remaining 50% (approximately $1.5 million) escrowed subject to time vesting of three years. As a result of these distributions, a significant amount of cash is unavailable to make payments on CBD Media’s indebtedness or on the notes. We have had, and expect to continue to have in the future, limited cash and cash equivalents on hand. Our primary source of liquidity is, and is expected to continue to be, cash flow generated from operations as well as our ability to borrow up to $5.0 million under the revolving portion of the senior credit facility.

Following the payment of these distributions to us, CBD Media has limited capacity to make distributions to us in the near future. Given the restrictions on CBD Media under the debt covenants, we currently anticipate that, in order to make scheduled payments of interest and liquidated damages, if any, on the notes, we will be required to (1) generate, every six months, restricted payment capacity under the restricted payment covenant under the indenture governing the subsidiary notes in excess of $4.625 million and (2) have the ability to incur at least $1.00 of additional debt under such indenture.

Based on our current levels of operations, we believe that our cash flow from operations and available borrowings under the senior credit facility will be adequate to meet our consolidated liquidity for the foreseeable future and to permit CBD Media to make distributions to us to make scheduled interest payments on the notes. We cannot assure you, however, that in the long-term our business will generate sufficient cash flow from operations or that future borrowings will be available to us under the senior credit facility or otherwise in an amount sufficient to enable us to pay our indebtedness or to fund our other liquidity needs. To the extent that such sources were not adequate to fund our liquidity needs, we would need to raise additional capital, restructure our indebtedness or cut costs in order to lower our liquidity needs. If we consummate an acquisition, our debt service requirements could increase. We may need to refinance all or a portion of our indebtedness on or before maturity. We cannot assure you that we will be able to refinance any of our indebtedness on commercially reasonable terms or at all. We will require a significant amount of cash to service our debt, including the notes, and our ability to generate cash depends on many factors beyond our control.

Advisory agreement. CBD Media is a party to an advisory agreement dated March 7, 2002 and further amended on June 13, 2003, with a related party, Applegate & Collatos, Inc., or ACI. This advisory agreement requires CBD Media to make quarterly payments of $500,000 to ACI and reimburse ACI for its reasonable expenses. Pursuant to a letter of instruction effective October 1, 2003, ACI directed CBD Media to make quarterly payments to CBD Holdings (capped at $500,000) and without additional payments for reimbursement of expenses. Such quarterly payments were received by CBD Holdings for the period from October 1, 2003 until September 30, 2004, and then paid by CBD Holdings to ACI. The letter of instruction has been withdrawn and, pursuant to the advisory agreement, CBD Media will make quarterly payments of $500,000 to ACI directly and will reimburse ACI for reasonable expenses, effective October 1, 2004.

Contractual Obligations

The following table is a summary of our contractual obligations (excluding interest) as of December 31, 2003, after giving effect to the February 2004 refinancing:

		‘04	’05-‘07	’07-‘09	‘09-
		Payments Due by Period (in millions)
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt obligations(1)	$390.6	$12.9	$25.9	$175.9	$175.9
Operating leases(2)	0.3	0.1	0.2	—	—
Purchase Obligations—
L.M. Berry(3)	92.4	15.4	46.2	30.8	—
Cincinnati Bell Telephone(4)	13.0	1.3	3.9	3.9	3.9
Quebecor(5)	37.2	9.3	27.9	—	—
Advisory Agreement(6)	16.0	2.0	6.0	6.0	2.0
DDA(7)	5.6	1.4	4.2	—	—

Total	$555.1	$42.4	$114.3	$216.6	$181.8

(1)	This does not include an additional $123.0 million of long-term indebtedness incurred pursuant to the financing transactions, consisting of $100.0 million of outstanding notes and an additional $23.0 million of indebtedness incurred under the term loan portion of our senior credit facility, as well as $20.0 million of prepayments under the senior credit facility. This includes the fixed interest amounts which would be paid on the subsidiary notes through 2011. This does not include, however, any interest amounts due on our senior facility which has a variable interest rate. Failure to comply with financial covenants, scheduled interest payments, scheduled principal repayments or any other items of the senior credit facility and the subsidiary notes could result in the acceleration of the maturity of outstanding debt.
(2)	This does not include a new lease arrangement we entered into on May 11, 2004 for a distribution warehouse. Base rent is approximately $65,000 each year for the first three years with escalations approximating 3% per year thereafter or the Consumer Price Index, whichever is greater. The lease will continue until May 31, 2012.
(3)	We have outsourced our direct sales effort to L.M. Berry and Company (a subsidiary of BellSouth Corporation). Our directory advertising and marketing agreement with L.M. Berry expires in August 2009. As the required payments as specified under the contract are variable, we have estimated future payments based on actual payments made to L.M. Berry during the period ended December 31, 2003.
(4)	We entered into a billing and collection services operating agreement with Cincinnati Bell Telephone, the local exchange carrier subsidiary of Cincinnati Bell Inc. This operating agreement will continue until March 2012, with an automatic renewal for a subsequent ten-year period unless we elect to terminate the agreement prior to the end of the initial term. As the required payments as specified under the contract are variable, we have estimated future payments based on actual payments made to Cincinnati Bell Telephone during the period ended December 31, 2003. Estimated future payments assume the automatic renewal provision as stated in the agreement. The annual payments expected have been disclosed in the table for periods “More than 5 years.”

(5)	Quebecor World Directory Sales Corporation prints all of our directories. Our current contract with Quebecor expires on December 31, 2007, at which time the contract may be extended by mutual agreement for up to two additional years. As the required payments as specified under the contract are variable, we have estimated future payments based on actual payments made to Quebecor during the period ended December 31, 2003. Estimated future payments assume the exercise of the renewal provision as stated in the agreement.
(6)	We have entered into an advisory agreement with an affiliate of Spectrum Equity Investors for management services provided to us. We have assumed renewal of the agreement which contemplates annual payments of $2 million in perpetuity. Because the advisory agreement is perpetual, we have reflected aggregate payments for periods beyond five years as equaling $2 million, the annual payment amount.
(7)	We have entered into a directory agreement with Directory Distributing Associates, Inc. to distribute our printed directories and other collateral advertising material in our service territories. The agreement will continue until December 31, 2005, but we have an option to renew the agreement for up to two additional one-year terms. As the required payments as specified under the contract are variable, we have estimated future payments based on actual payments made to DDA during the period ended December 31, 2003. Estimated future payments assume the exercise of the two renewal provisions as stated in the agreement.

Recent Accounting Pronouncements

Effective January 1, 2003, we adopted FAS 146—Accounting for Costs Associated with Exit or Disposal Activities, which is effective for exit or disposal activities that are initiated after December 31, 2002. This statement requires that liabilities associated with exit or disposal activities be recognized and measured at fair value when incurred as opposed to at the date an entity commits to an exit plan. Adoption of this standard had no effect on our financial statements.

In 2003, we adopted FASB Interpretation No. (“Interpretation”) 45—Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. Interpretation 45 requires a guarantor to disclose information regarding the amounts, terms, maximum future payments and the carrying amount of guarantees, and to recognize a liability for the obligations undertaken at the time a guarantee is issued. Adoption of this standard had no effect on our financial statements.

FAS Interpretation No. (“Interpretation”) 46 Revised (“46-R”)—Consolidation of Variable Interest Entities was issued in January 2003. Interpretation 46-R clarifies when such entities must be consolidated. We do not hold any interests in such entities. Therefore adoption of the standard had no effect on our financial statements.

FAS 149—Amendment of Statement 133 on Derivative Instruments and Hedging Activities was issued in April 2003. FAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including derivative instruments embedded in other contracts, and is effective for contracts entered into or modified after June 30, 2003. We are currently evaluating the impact these pronouncements will have on our financial statements.

FAS 150—Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity was issued in May 2003. FAS 150 established standards for classification and measurement of financial instruments with characteristics of both liabilities and equity, including mandatorily redeemable stock, financial instruments that require or may require the issuers to buy back some of their shares in exchange for cash or other assets, and obligations that can be settled with shares of stock. Under FAS 150, such financial instruments are required to be classified as liabilities (or assets in some circumstances) in the statement of financial position. The FASB has indefinitely deferred the application of FAS 150 to non-controlling interests in a subsidiary company that are mandatorily redeemable only upon the liquidation or termination of the subsidiary company. We are currently evaluating the impact these pronouncements will have on our financial statements.

In 2003 we adopted FAS 132 (Revised) (“FAS 132-R”)—Employer’s Disclosure about Pensions and Other Postretirement Benefits. FAS 132-R retains the disclosure requirement of the original FAS 132 and requires new disclosures relating to plan assets, investment strategy, plan obligations, cash flows, and the components of net periodic benefit costs and requires disclosures to be included in interim and annual financial statements. Additional disclosures regarding expected future benefit payments will become effective for fiscal years ending after June 15, 2004. Adoption of the standard had no effect on our financial statements.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

We did not experience a change in our independent registered public accountants during the last two fiscal years.

Quantitative and Qualitative Disclosures about Market Risk

Interest on the subsidiary notes issued is charged at a fixed rate. As of September 30, 2004, approximately 54% of our total outstanding debt had a fixed interest rate. Interest rate changes generally do not affect the market value of floating rate debt but do impact the amount of our interest payments and our future earnings and cash flows. Conversely for fixed rate debt, interest rate changes do not impact future cash flows and earnings, but do impact the fair market value of such debt. As a portion of our debt bears a variable interest rate, changes in market rates for interest can impact our operating results and cash flows. For example, holding the amount of senior credit facility debt outstanding constant, a one percentage point increase in interest rates would have caused an estimated decrease in annual pre-tax earnings and cash flows of $1.5 million. The fair value of our debt obligations was approximately $288.4 million as of September 30, 2004.

BUSINESS

We are the exclusive telephone directory publisher for Cincinnati Bell-branded yellow pages in the Cincinnati-Hamilton metropolitan area, which is the 23rd largest metropolitan area in the country, according to the most recent U.S. Census. We are a leader in the directory publishing industry and, in 2003, we believe our directories captured over 85% of total directory advertising spending in the Cincinnati-Hamilton metropolitan area.

We generate our revenues primarily through the sale of advertising in our directories. In 2003, we published 14 yellow pages directories and distributed over 2.3 million copies to businesses and residences. These directories included advertisements from over 19,000 local customers who are principally small and medium-sized businesses, as well as approximately 1,100 national advertisers. We are also the exclusive publisher of the white pages for Cincinnati Bell Telephone. In 2003, we published one white pages directory and distributed over one million copies to businesses and residences. For the nine months ended September 30, 2004, our net revenue was $66.4 million, our EBITDA was $35.9 million, and our cash flows provided by operating activities were $21.6 million.

We seek to provide our advertising customers with a cost-effective, fully integrated advertising solution that includes printed, Internet-based and other forms of electronic directories. We believe that our advertisers value: (1) our strong local market position; (2) our powerful brand name; (3) the attractiveness of the demographics of our market; and (4) the effectiveness and low cost of advertising in our directories compared to other forms of advertising.

The U.S. directory advertising industry has historically experienced stable and consistent revenue growth, with revenues for the industry increasing over the past 18 years at a compound annual growth rate of approximately 6%. In addition, during the last two recessions in 1991 and 2001, the U.S. directory advertising industry continued to grow, while other major advertising media, including radio, television and newspaper, experienced revenue declines. We believe that the non-cyclical nature of the directory publishing business is a result of several advantages that directory advertising has relative to other forms of advertising, including:

•	directories are, in many cases, the primary form of paid advertising used by small and medium-sized businesses due to their low cost, broad demographic distribution, enduring presence and high customer usage rates;

•	directory advertising is attractive to our customers because consumers may view telephone directories as a free, comprehensive, single source of information;

•	the “directional” nature of directory advertising is valuable to our advertisers, as directory advertisements reach consumers at a time when they are actively seeking information and are prepared to make a purchase;

•	the once yearly publication cycle and the priority placement given to renewal advertisements result in a consistent customer renewal rate even during weak economic times; and

•	directory advertising generates a higher return on investment for our target advertisers than most other major media, including newspaper, television and radio.

Competitive Strengths

Powerful incumbent market position. We acquired our directory publishing business in March 2002 from Cincinnati Bell Inc. As a part of the acquisition, we received an exclusive, royalty-free license to use the name “Cincinnati Bell Directory” to conduct our directory publishing business in the Cincinnati-Hamilton metropolitan area until March 2012, with an automatic renewal until 2022 at our discretion. In addition, if Cincinnati Bell Inc. or any of its affiliates engages in the directory publishing business in our markets after the expiration of the non-competition agreement in March 2012, Cincinnati Bell Inc. will be obligated to pay us 85% of all revenues resulting from the business through the earlier of 2022 or the termination of our trademark license agreement. We believe our strategic relationship with Cincinnati Bell affords us brand recognition as the incumbent yellow pages provider and gives us a significant competitive advantage compared with directory publishers in our markets who are not associated with the Cincinnati Bell brand.

Strong local market presence. According to a 2003 study prepared for us by the University of Cincinnati, we are the preferred yellow pages directory for 92% of the population of the Cincinnati-Hamilton metropolitan area and have residential and business possession rates of 97% and 91%, respectively. We believe these usage statistics are partly responsible for our high advertiser satisfaction rates, as well as our average local advertiser retention rate of approximately 86% over the last five years, which we believe is the highest in our market and compares favorably to other directories published nationwide under other local exchange carrier brands.

Attractive financial profile. Our business has been characterized by consistent revenue growth and high operating margins. Our net revenue has increased each year since 1993, from approximately $58.7 million in 1993 to approximately $86.3 million in 2003. The stability of our financial results is driven by (1) our directory advertising sales, which are presold through one-year contracts typically paid on a monthly basis; (2) our historically high collection rate, which was approximately 95% of gross accounts receivable during the year ended December 31, 2003 and which we believe compares favorably to the collection rates of other directories publishers; (3) our high advertising retention rates from existing customers, which have averaged approximately 85% over the last five years; and (4) the fact that 85% of our operating expenses are tied to contracts with strategic partners and tend to be correlated with our revenue.

Favorable cash flow characteristics. Our business has strong cash flow characteristics due to the combination of our consistent revenue, strong operating margins, high collection rates, low capital expenditures, minimal working capital requirements, limited corporate overhead and a favorable tax position resulting from the acquisition from Cincinnati Bell Inc. in 2002. We utilize select strategic partners, whom we believe are among the best operators in their respective industries, to provide sales, printing, distribution and billing support under long-term contracts. This business model allows us to realize best-in-industry service and cost efficiencies that directly contribute to our operating and free cash flow margins, which we believe are among the highest in the directory publishing industry.

Strong market demographics. The Cincinnati-Hamilton metropolitan area is a strong and vibrant economy which has experienced economic growth that has exceeded the national average over the past nine years. From 1994 to 2003, the Cincinnati Gross Regional Product grew at an estimated average annual rate of approximately 3.6% compared to the national Gross Domestic Product average annual growth rate of 3% over the same period. The 2003 unemployment rate for the Cincinnati-Hamilton metropolitan area was nearly 5%, well below the national unemployment rate, and the majority of newly-created or retained jobs were in the services industry. Businesses in the services industries, such as law, accounting and medicine, tend to be more likely to place advertisements in the yellow pages than businesses in the non-services industry. In addition, more than 370 Fortune 500 firms have a presence in Cincinnati, including eight that are headquartered in the region. We believe the presence of these firms helps support the Cincinnati economy and attracts more service-oriented businesses to the area.

Large, diverse customer base. In 2003, we served more than 19,000 local and approximately 1,100 national advertisers through our 14 yellow pages directories. We believe that the diversity of our customer base mitigates the effect of downturns in the economy or any individual sector of the economy on our business as our operations are not dependent on any one particular advertiser or industry segment. In 2003, no single advertiser represented more than 0.4% of our revenue and our largest topical directory heading accounted for only 5.2% of our total revenue.

Experienced management team. Our management team has over 50 years combined experience with our business, with an average of approximately 13 years of experience each. Our President and Chief Executive

Officer, Douglas A. Myers, has worked at our business for the past 16 years, holding a variety of positions prior to being appointed to his current role in 1999. John P. Schwing, our Chief Financial Officer, and David D. Miller, our Vice President of Sales and Operations, have served in senior management roles with us for the past 12 and 15 years, respectively. Senior management’s relationships with the strategic partners involved in our operations are well-established and long-standing. In addition, each member of our senior management has an equity interest in our business.

Business Strategy

Increase revenue from existing local customer base. Our strategy is to achieve annual revenue growth by selling additional advertising or services to our existing local customer base of more than 19,000 local customers, comprised primarily of small to medium-sized service businesses. By offering a larger ad display, color text instead of black and white, improved display placement under a heading, and a wide variety of specialty product offerings such as directory spine and back-cover advertising, we intend to continue to generate higher average revenue per customer over time, the key focus of our sales force.

Pursue Internet expansion. We are pursuing an integrated Internet strategy to leverage our strong relationships with our existing advertisers. While we provide small and medium-sized businesses with a fully-integrated solution for their directory advertising needs, many of our local advertisers have historically advertised primarily in printed yellow pages. Fewer than one-third of our local print customers currently advertise using our Internet directory advertising site, www.cincinnatibellyellowpages.com. We have fully integrated this website in our local sales channel and provide a bundled advertising product consisting of print and Internet advertising to our customers. We believe that as the percentage of our customer base using our Internet directory advertising products increases, we will be able to generate incremental revenue from these products.

Leverage strategic partnerships. Our unique partnership-based business model allows us to generate operating margins which we believe are among the highest in the directory publishing industry and allows our management team to focus on growth and execution. We will continue to use these partnerships to generate continued revenue growth while maintaining our strong operational margins. We believe that our selection of industry-leading strategic partners and our value to these partners has allowed us to achieve favorable operating results while avoiding significant capital expenditures and limiting corporate overhead.

Industry

Directory advertising competes with all other forms of media advertising, including television, radio, newspapers, the Internet, billboards and direct mail. Unlike other forms of advertising, directory advertising is characterized as primarily directional advertising (which refers to advertising targeted at consumers who are actively seeking information and are prepared to purchase a product or service). Historically, the U.S. directory advertising industry has been dominated by the large publishing businesses of regional Bell operating companies, or RBOCs, and other incumbent local telephone companies.

Directory advertising market size

It is estimated that the U.S. directory advertising industry generated sales of approximately $14.9 billion in 2003. The industry is characterized by steady and consistent growth with advertising spending increasing at a 4.3%, 4.6% and 4.4% compound annual growth rate over the last five, 10 and 15 years, respectively. The following chart depicts the estimated size and growth of the U.S. directory advertising industry since 1985:

U.S. directory advertising: 1985 - 2003

Year	Growth	Spending	Year	Growth	Spending
	(Dollars in billions)			(Dollars in billions)
1985	—	$5.8	1994	3.2%	$9.8
1986	12.1%	6.5	1995	4.6	10.2
1987	12.3	7.3	1996	4.8	10.7
1988	6.6	7.8	1997	5.8	11.4
1989	7.1	8.3	1998	6.5	12.1
1990	7.2	8.9	1999	6.9	13.0
1991	2.9	9.2	2000	7.8	14.0
1992	1.5	9.3	2001	5.2	14.7
1993	2.1	9.5	2002	1.1	14.9
			2003	0.5	14.9

Source: Veronis Suhler Stevenson, Communications Industry Forecast, July 1997 and 2004. Reported Yellow Pages Advertising revenue includes revenue from publishers’ Internet Yellow Pages operations.

Local versus national advertising

While directory advertising is sold on both a local and national basis, local advertising from small and medium-sized businesses constitutes the majority of directory advertising spending. As shown in the table below, from 1998 to 2003, local print directory advertising constituted approximately 84.9% of total spending for the U.S. directory advertising industry. This is consistent with our experience, where for the period from January 1, 2003 to December 31, 2003, local advertising accounted for over 80% of our total revenue.

Local versus national U.S. directory advertising: 1998 - 2003

	1998	% of total	1999	% of total	2000	% of total	2001	% of total	2002	% of total	2003	% of total	CAGR ’98-‘03
	(Dollars in billions)
Local	$10.2	84.2%	$10.9	83.8%	$11.8	84.3%	$12.4	84.4%	$12.6	84.6%	$12.7	84.9%	4.5%
% growth yearly	5.6%		6.8%		7.9%		5.1%		1.3%		1.0%
National	$1.9	15.8%	$2.0	16.2%	$2.2	15.7%	$2.3	15.6%	$2.3	15.4%	$2.2	15.1%	3.0%
% growth yearly	10.6%		7.1%		7.3%		6.0%		0.2%		(1.8)%

Total	$12.1	100.0%	$13.0	100.0%	$14.0	100.0%	$14.7	100.0%	$14.9	100%	$14.9	100%	4.3%
% growth yearly	6.5%		6.9%		7.8%		5.2%		1.1%		0.5%

Source: Veronis Suhler Stevenson, Communications Industry Forecast, July 2004. Publishers’ Internet Yellow Pages revenue is included in the Local Yellow Pages figures.

Competition within the industry

Presently, the industry can be divided into two major groups of directory advertising publishers: the directory businesses of RBOCs and other incumbent local telephone companies such as Cincinnati Bell Telephone, referred to as incumbent publishers, and independent publishers such as TransWestern Publishing Company LLC and the U.S. business of Yell Group plc, referred to as independent publishers. Fueled by the Telecommunications Act of 1996, which assured access to telephone subscriber listings at nominal rates, and significant private equity investment, independent publishers have begun to consolidate and increase their market share. As shown in the table below, the independent publishers’ revenues have increased over the last five years, yet the incumbent publishers remain the dominant players, with an estimated 86.7% share of total 2003 revenue for the U.S. directory advertising industry.

U.S. directory market share: 1998 - 2003

	1998	% of total	1999	% of total	2000	% of total	2001	% of total	2002	% of total	2003	% of total
	(Dollars in billions)
Incumbent publishers(1)	$11.2	92.8%	$11.8	91.4%	$12.3	90.0%	$12.9	89.3%	$12.8	88.3%	$12.4	86.7%
% growth yearly	5.3%		4.9%		4.9%		4.6%		-0.6%		(3.2)%
Independent publishers	$0.9	7.2%	$1.1	8.6%	$1.4	10.0%	$1.5	10.7%	$1.7	11.7%	$1.9	13.3%
% growth yearly	20.7%		26.0%		25.2%		12.0%		10.0%		14.1%

Total	$12.1	100.0%	$12.9	100.0%	$13.7	100.0%	$14.4	100.0%	$14.5	100.0%	$14.3	100.0%
% growth yearly	6.5%		6.4%		6.6%		5.3%		0.5%		(1.2)%

Source: Veronis Suhler Stevenson, Communications Industry Forecast, July 2004.

(1)	Includes the directory businesses of RBOC’s and other incumbent local telephone companies. Revenues from publishers’ Internet Yellow Pages has been excluded from reported revenues.

We believe that incumbent publishers maintain higher margins than their independent publisher competitors due to their affiliation with the incumbent local telephone service provider, highly recognized brand names, established consumer usage, broader distribution, wider geographic coverage and long-term advertiser relationships. Given these advantages, independent publishers are forced to compete primarily on price, with advertising rates that are significantly lower than the rates for equivalent products listed by incumbent publishers. As a result, independent publishers typically have substantially lower margins than incumbent publishers.

Competition with other media

We believe that one of the most compelling aspects of yellow pages directories is their ability to weather economic downturns more favorably than other forms of advertising. For example, during the last two recessions, beginning in 1991 and 2001, yellow pages directory advertising was one of the only media segments to show revenue growth. As the table below highlights, U.S. directory advertising industry spending increased 2.9% and 5.2% in 1991 and 2001, respectively, while other major media segments declined.

Advertising spending by media category: 1990 – 2003

Year	US Directories	Spending Growth	Television(1)	Spending Growth	Radio	Spending Growth	Newspaper	Spending Growth
	(Dollars in billions)
1990	$8.9	—	$29.2	—	$8.7	—	$35.6	—
1991	9.2	2.9%	28.3	(2.8)%	8.5	(2.9)%	33.6	(5.7)%
1992	9.3	1.5	30.5	7.8	8.7	2.1	33.9	1.0
1993	9.5	2.1	31.9	4.4	9.5	9.3	35.4	4.4
1994	9.8	3.2	35.7	12.0	10.5	11.3	38.1	7.7
1995	10.2	4.6	37.6	5.1	11.3	7.5	40.3	5.7
1996	10.7	4.8	40.7	8.4	12.3	8.4	42.6	5.8
1997	11.4	5.8	42.8	5.0	13.5	10.0	46.3	8.6
1998	12.1	6.5	46.4	8.6	15.4	14.0	49.3	6.5
1999	13.0	6.9	49.4	6.3	17.7	14.6	52.2	5.8
2000	14.0	7.8	55.5	12.4	19.8	12.1	55.0	5.3
2001	14.7	5.2	50.0	(9.9)	18.4	(7.3)	50.7	(7.7)
2002	14.9	1.1	53.8	7.6	19.4	5.7	50.8	0.1
2003	14.9	0.5	56.1	4.3	19.6	1.0	51.9	2.2

’98-’03 CAGR		4.3%		3.9%		4.9%		1.3%

Source: Veronis Suhler Stevenson, Communications Industry Forecast, July 1997 and 2004.

(1)	Includes broadcast television and cable and satellite television; excludes barter syndication.

We believe directory advertising is the preferred form of advertising for many small and medium-sized businesses due to its relatively low cost, broad demographic and geographic distribution, enduring presence and high customer usage rates. We believe that yellow pages advertising is attractive to our customers because consumers may view yellow pages directories as a free, comprehensive single source of information. While overall advertising tends to track an economy’s business cycle, directory advertising tends to be more stable and does not fluctuate widely with economic cycles due to its preference by small to medium-sized businesses, often as their principal or only form of advertising. Directory advertising is also recession-resistant because failure to advertise in a given directory cannot be remedied until the replacement directory is published, usually one year later. Moreover, most directory publishers, including us, give priority placement within a directory classification to their longest-tenured advertisers. As a result, advertisers have a strong incentive to renew their directory advertising purchases from year to year, so as not to lose their priority placement within the directory.

Long-term growth rates for the U.S. directory advertising industry also compare favorably to most other major media categories with a compounded annual growth rate of 4.3% from 1998 to 2003 versus a 2.8% average compounded annual growth rate during the same period for an aggregate of major forms of media consisting of newspaper, radio and television. According to CRM Associates, it was estimated that in 2002, directory advertising for the top 135 topical directory headings generated a median return on investment of $51 for every $1 spent, as compared to a median return on investment of $34 for newspapers, $19 for radio and $10 for television.

The Internet

Most major directory publishers, including us, operate an Internet-based directory business, or IYP. The U.S. Internet yellow pages market represented a small, but growing segment of the total U.S. directory advertising market. The Internet directories that have succeeded in generating advertising revenue have generally been captive ventures of incumbent print directory publishers. Publishers have increasingly bundled online advertising with their traditional print offerings while applying some notional value to the online product. We expect IYP usage to continue to steadily grow in support of overall directory usage.

Markets and Directories

In 2003, we published 14 directories, including yellow pages, white pages and other specialty directories, and distributed approximately 3.4 million copies to businesses and residences primarily in the Cincinnati-Hamilton metropolitan area, which includes local communities and counties surrounding Cincinnati and Northern Kentucky. Our directories are generally well-established in their communities and cover contiguous geographic areas to create a strong local market presence and to achieve selling efficiencies. The following table shows yellow pages directory services revenue and other data for the year ended December 31, 2003 for our directories in each area in which we operate:

Directory	Directory Services Revenue (1)	Percentage of Directory Services Revenue(1)	Total Circulation
	(in thousands)
Greater Cincinnati	$52,401	60.8%	856,200
Northern Kentucky	10,930	12.7	204,800
Butler County	8,243	9.6	144,700
Clermont County	5,645	6.6	125,400
The Work Book	4,986	5.8	247,700
GGP/Harrison (2 directories)	1,639	1.9	45,900
Neighborhood YPs (7 directories)	2,282	2.6	700,000

TOTAL	$86,126	100.0%	2,324,700

(1)	Excludes non-print related directory services revenue and white pages, which represented less than 1% of directory services revenue and included a total circulation of 1,081,000.

Products

Our main product is printed directories, which generated over 95% of our total revenue for the year ended December 31, 2003. We also operate an Internet-based directory, and offer audiotext and other direct marketing services.

Printed directories

In 2003, we published 14 printed directories, consisting of:

•	Thirteen directories that contained a combination of yellow pages, business and/or residential white pages for the areas served, as well as display and other paid forms of advertisements;

•	One business-to-business directory (the Work Book) that contained yellow pages and business white page listings for select business-to-business and commercial businesses in the Cincinnati-Hamilton and Dayton regions, as well as display and other paid advertisements; and

•	One directory that contained only white pages, listing the names, addresses and phone numbers of residences and businesses in the area served, as well as limited paid advertising.

Our directories are designed to meet the advertising needs of local and national businesses and the informational needs of consumers. The diversity of our advertising products enables us to create customized advertising programs that are responsive to specific needs and financial resources of small and medium-sized businesses. Our yellow pages and white pages directories are also efficient sources of buying information for consumers, featuring a comprehensive list of businesses in the local market that are conveniently organized under approximately 2,600 topical directory headings.

Yellow pages directories. We offer every business a basic listing at no charge in the relevant edition of our yellow pages directories. This listing includes the name, address and telephone number of the business and is included in alphabetical order in the relevant business classification. We maintain a database of these listings, which is derived from data supplied daily from Cincinnati Bell Telephone. This database is supplemented with additional information acquired by our sales representatives and customer service employees.

For the year ended December 31, 2003, we derived over 95% of our total revenue from the sale of advertising in our yellow pages directories. A full range of paid advertising products is available in our yellow pages directories, as set forth below:

•	Listing options. An advertiser may enhance its complimentary listing in several ways. It may pay to have its listing highlighted or printed in bold or superbold text, which increases the visibility of the listing. An advertiser may also purchase extra lines of text to convey additional relevant business information such as hours of operation or a more detailed description of its business.

•	In-column advertising options. For greater prominence on a page, an advertiser may expand its basic alphabetical listing by purchasing advertising space in the column in which the listing appears. The cost of in-column advertising depends on the size and type of the advertisement purchased. In-column advertisements may include such features as bolding, special fonts, color and graphics.

•

Display advertising options. A display advertisement allows businesses to include a wide range of information, illustrations, photographs and logos. The cost of display advertisements depends on the size and type of advertisement purchased. Display advertisements are placed at the front of a classification, and are ordered first by size and then by advertiser seniority. This process of ordering provides a strong incentive to advertisers to renew their advertising purchases from year-to-year and to increase the size of their advertisements to ensure that their advertisements receive priority placement. Display advertisements range in size from a quarter column to as large as two pages (a “double truck” advertisement).

•	Awareness products. Our line of “awareness products” allows businesses to advertise in a variety of high-visibility locations on or in a directory. Each directory has a limited inventory of awareness products, which provide high value to advertisers and are priced at a premium to in-column and display advertisements. Our awareness products include:

•	Cover. Premium location advertisements are available on the inside front and back cover and the outside back and front cover of a directory.

•	Spine. Premium location advertisements are available on the spine of select yellow and white pages directories.

•	Tabs. A full-page, double-sided, hardstock, full-color insert that is bound into and separates key sections of the directory. These inserts enable advertisers to achieve awareness and increase the amount of information displayed to directory users.

•	Tip-On. Removable paper or magnet adhered to the front of the directory.

•	Banners. A banner ad sold at the bottom of any page in the Community or Government sections of the print directory.

•	Ride-Alongs. Promotional inserts that are packaged and distributed along with the directories during initial and secondary deliveries.

•	Talking Yellow Pages. An Audiotext product that is bundled and sold as sponsorships at select high usage headings.

•	Delivery Bag. Up to two customers can advertise on the bag used in the initial delivery of all print directories.

White pages directory. State public utilities commissions require Cincinnati Bell Telephone, as the local exchange carrier in its local service area, to publish and distribute a white pages directory to serve the local service area. In March 2002, we entered into a White Pages Publication and Distribution Agreement with Cincinnati Bell Telephone whereby we were appointed Cincinnati Bell Telephone’s exclusive agent to sell advertising, manufacture and distribute their white pages directory. By virtue of this agreement, we provide a white pages listing to every residence and business in a given area that sets forth the name, address and phone number of the residence or business in question unless they have requested to be a non-published or non-listed customer. Under this agreement, we also solicit and sell advertising to be included in the white pages directory. This agreement is effective until March 2012 at which time it is renewable at our discretion for a period of an additional 10 years.

Internet-based directory and electronic products

Although we remain primarily focused on our printed directories, we also market an Internet-based yellow pages directory (IYP), www.cincinnatibellyellowpages.com, to our advertisers. We believe that www.cincinnatibellyellowpages.com is the leading Internet yellow pages directory in our market. For the year ended December 31, 2003, our Internet-based directory services generated approximately 3.7% of our total revenue and had an average of approximately 250,000 monthly yellow pages searches. All of the listings in our printed directories also appear in our Internet-based directory, which is available to users at no additional charge to our advertisers. The content we create for our printed directories, which we also post on our website, as well as the unique content within our semi-custom websites, makes us competitive on the Internet.

As in our printed directories, businesses may pay to enhance their listings or enhance their listing placement on www.cincinnatibellyellowpages.com and for other premium advertising products. Options that are available on our website include pay per click placements on National search engines, semi-custom web sites, category sponsorships, keyword advertising enhanced listings, replicated print advertisements, website and email links, banner ads and traffic packages on affiliate IYP platforms. We view our Internet-based directory as a complement to our print product rather than as a stand-alone business. We believe that increased usage of Internet-based directories will continue to support overall usage of the directory business. At this time leveraging the key assets of the sales channel and products as a single solution continues to make strategic sense.

To promote future usage of our Internet-based directories, we continue to bundle our Internet products with our print advertising products as a single source solution to increase the customer value proposition while supporting rate increases. We also deliver our yellow pages content electronically, including through CD-ROMs and soon through wireless platforms, and will continue to explore new means to gather and deliver our content to consumers to best meet their needs.

Sales and Marketing

The marketing of directory advertisements is primarily a direct sales business that requires both maintaining existing customers and developing new customers. Renewing customers comprise our core advertiser base, and a large number of these customers have advertised in our directories for many years. In 2003, we retained over 84.1% of our local advertisers from the previous year. We believe that this high renewal rate reflects the importance of our directories to our local customers, for whom yellow pages directory advertising is, in many cases, the primary form of advertising.

We have outsourced our direct sales effort to L.M. Berry and Company (a subsidiary of the BellSouth Corporation), which we believe to be one of the most experienced sales forces in the U.S. directory advertising industry. Our directory advertising and marketing agreement with L.M. Berry expires in August 2009. L.M. Berry is a sales agency dedicated to the selling of local yellow pages advertising on behalf of incumbent local telephone companies across the United States and currently has offices in 39 states. L.M. Berry handles the sale of local advertising for our yellow and white pages directories, manages our national advertising sale process for these directories and is responsible for all yellow and white pages “pre-press” services.

We conduct two major sales campaigns each year, selling both print and Internet-based directory advertising to our customers. The first campaign consists of two Cincinnati-Hamilton metropolitan area directories, a Cincinnati city edition and a Northern Kentucky edition, as well as neighborhood underlay directories. The metropolitan campaign delivers its books in June and typically contributes 75% of revenue. The second campaign consists of suburban market directories and a business-to-business directory. The suburban campaign delivers its books in November and typically contributes 25% of our revenue. Each of these campaigns consists of an extended marketing plan, sales canvas and sales campaign.

As our exclusive local advertising sales agent, L.M. Berry is required to employ an adequate sales force and support staff to sell our directory advertising and provide customer support to our local advertisers. L.M. Berry provides sales management, clerical and sales support staff to provide these services, as well as artists and graphic designers who are responsible for assisting advertisers to create art copy to be included in their print and Internet yellow pages advertisements. L.M. Berry also prepares credit and billing information for us, assists us with the collection of delinquent accounts, and prepares presentations and reports that update us on its sales progress and other marketing information.

In addition to our locally-based sales personnel, L.M. Berry manages a separate sales channel to serve our approximately 1,100 national advertisers. National advertisers are typically national or large regional chains, such as rental car companies, insurance companies and pizza delivery businesses, that purchase advertisements in many yellow pages directories in multiple geographical regions. In order to sell to national advertisers, we retain the services of third-party certified marketing representatives, or CMRs. CMRs design and create advertisements for national companies and place those advertisements in yellow pages directories nationwide. Some CMRs are departments of general advertising agencies, while others are specialized agencies that focus solely on directory advertising. The national advertiser pays the CMR, which then pays us after deducting its commission. We have relationships with approximately 220 CMRs and employ two national sales managers to manage our selling efforts to national customers. For the national sales function, L.M. Berry manages order processing, updates and maintains advertising rates, supports CMR relationships and generates sales reports and analyzes national advertising sales performance.

With respect to pre-press services, L.M. Berry provides services including ad design and production, page layout, pagination, advertising inventory control, customer acknowledgement preparation and mailing, quality review of final page proofs, production scheduling and provisioning and forwarding of completed directory products to the printer.

L.M. Berry is compensated for its services on a commission basis, consisting of a base commission and incentive commission. In addition, we pay L.M. Berry an annual prepress fee. For the year ended December 31, 2003, we paid L.M. Berry approximately $15 million for its services to us. L.M. Berry’s performance is measured through a system of key performance indicators, which monitor our revenue growth, advertiser contact and satisfaction and production cycle time, among other things. Based on the annual results of these key performance indicators, L.M. Berry may earn additional compensation for exceeding performance levels, or in the case of two consecutive years of below average industry performance, we may terminate the agreement. In addition, during the term and for one year following the expiration or termination of the agreement, L.M. Berry and its parent company, BellSouth Advertising and Publishing Company, and all of its majority owned subsidiaries may not compete with us in the service area covered by the agreement.

Billing and Collection Services

In connection with the purchase of the directory publishing assets of Cincinnati Bell Directory from Cincinnati Bell Inc., we entered into a billing and collection services operating agreement with Cincinnati Bell Telephone, the local exchange carrier subsidiary of Cincinnati Bell Inc. Pursuant to this billing and collections services operating agreement, Cincinnati Bell Telephone continues to bill and collect, on our behalf, amounts owed by our customers in connection with our directory services and sweeps cash to us on a daily basis. For customers for whom Cincinnati Bell Telephone is the provider of local telephone service, Cincinnati Bell Telephone bills the customer on the same billing statement that it bills the customer for its local telephone service. For the year ended December 31, 2003, we paid Cincinnati Bell Telephone approximately $1.4 million for its services to us. In addition, Cincinnati Bell Telephone has agreed not to provide similar services to any of our competitors during the term of the agreement. This billing arrangement will continue until March 2012, with an automatic renewal for a subsequent ten-year period unless we elect to terminate the agreement prior to the end of the initial term. Either party may also terminate this agreement if the other party commits a material breach that is not cured within 60 days of written notice of the breach. As part of the agreement, Cincinnati Bell Telephone also agreed to meet service level requirements with the goal of ensuring high quality service under objectively agreed upon standards. If Cincinnati Bell Telephone fails to meet these service level requirements, we may have the right to receive credits towards the fee payments that we owe under the agreement. Cincinnati Bell Telephone prepares a regular monthly report summarizing its collections and settlements effort and service performance, including service level requirement statistics.

Printing, Paper and Distribution

Quebecor Agreement

Quebecor World Directory Sales Corporation prints all of our directories. Our directories are typically printed two months before delivery. Our current contract with Quebecor began in January 1999 and expires on December 31, 2007, at which time the contract may be extended by mutual agreement for up to two additional years. Under the agreement, Quebecor provides us with printing services, including white pages and miscellaneous photocompilation, plating, presswork, binding and other services for each of our directories. Small size directories are produced by Quebecor in its Waukee, Iowa facility, while full to midsize directories and photocompilation are primarily manufactured at Quebecor’s Hazleton, Pennsylvania facility. Quebecor’s services are performed in accordance with specifications set forth in the agreement, which we may change upon written notice to Quebecor provided the changes do not materially adversely affect its business and we provide a reasonable time to effect the changes. We have the opportunity to access Quebecor’s facilities during work hours to review its quality systems and to make observations. Quebecor also agrees to host semi-annual sessions to target quality improvement. For the year ended December 31, 2003, we paid Quebecor approximately $9 million for its services to us. Quebecor agreed to indemnify us for third-party intellectual property infringement and other claims related to the printing services, including an amount of losses or expenses arising out of our customers’ claims of errors or omissions in the directories caused by Quebecor.

DDA Agreement

We have entered into a directory delivery agreement with Directory Distributing Associates, Inc. (DDA), under which DDA distributes our printed directories and other collateral advertising material to consumers in our service territories, including Ohio, Kentucky and Indiana, by hand or mail delivery. The distribution typically commences each May and October of a given year for the June and November sales campaigns, respectively. This agreement will continue until December 31, 2005, but we have an option to renew the agreement for up to two additional one-year terms. We may terminate all or part of the agreement if DDA fails to deliver the directories within the specified time frame or upon a breach of another term, condition or provision of the contract not cured within 10 days of receipt of notice of breach. We may also terminate at our convenience upon payment of any amount due to DDA for services provided and costs incurred. During the term, DDA may not distribute any other directory to our customers.

As part of its directory distribution services, DDA is responsible for hiring, training, compensating and terminating personnel or contractors used to perform the services, as well as other matters related to such persons or businesses, organizing delivery stations in each delivery area, coordinating shipping and shipping instructions, having and being responsible for delivery equipment, trucks and labor and conducting telephone quality checks to monitor performance.

We reimburse DDA for direct expenses indicated in the agreement and pay DDA an additional annual fixed fee (negotiated at the beginning of each calendar year) for each metropolitan and suburban distribution. For the year ended December 31, 2003, we paid DDA approximately $1.1 million for their services to us. To measure DDA’s performance and ensure that we receive quality service, we have established a system of performance measures, including delivery timing benchmarks, customer satisfaction, claimed possession, delivery quality and delivery packaging that are measured each year. Based on the results of these performance measures, we may grant DDA a contract extension, award it a bonus or terminate the agreement.

Customers

In 2003, more than 19,000 local businesses purchased advertising in our printed directories. Approximately 80% of our revenue for the year ended December 31, 2003 was generated by the sale of advertising in our printed directories to local businesses, which are generally small and medium-sized enterprises.

We do not depend to any significant extent on the sale of advertising to a particular industry or to a particular advertiser. The diversity of our customer base reduces exposure to adverse economic conditions that may affect particular geographic regions or particular industries and provides additional stability in operating results. The table below, which sets forth 2003 information relating to our largest directory headings, demonstrates the diversity of our customer base:

Directory heading	Percentage of total revenue	Number of advertisers
Attorneys	5.2%	561
Physicians & Surgeons	3.0	617
Insurance	2.4	695
Dentists	2.2	507
Storage	1.8	137
Mortgage	1.6	217
Plumbing Contractors	1.5	227
Roofing Contractors	1.5	187
Physicians & Surgeons—M.D.	1.4	547
Automobile Dealers-New	1.4	177

Total	22.6%	3,872

We enjoy high local advertiser retention rates. In 2003, our annual customer retention rate remained stable at approximately 84%, including the loss of advertisers as a result of business failures. We believe this retention rate compares favorably to the retention rates of our competitors. The loss of advertisers was offset by the addition of new customers. Increases in total advertising spending and average dollars spent per advertisement also offset any net loss of advertisers.

We believe that this low level of turnover reflects a high level of satisfaction among our customers. The training that L.M. Berry and we provide to L.M. Berry’s sales representatives emphasizes the fostering of long- term relationships between sales representatives and their customers, and our blend of salary and incentive-based compensation structure with L.M. Berry is more customer-focused by equitably rewarding customer growth and new customer acquisition. In addition, our customers often do not reduce or eliminate directory spending during difficult economic periods because the failure to advertise cannot be remedied until the replacement directory is published, usually one year later. Moreover, most directory publishers, including us, give priority placement within a directory classification to long-time advertisers. As a result, businesses have a strong incentive to renew their directory advertising purchases from year-to-year, even during difficult economic times, so as not to lose their placement within the directory.

Competition

The U.S. directory advertising industry is competitive. We compete with many different advertising and other media, including newspapers, radio, television, the Internet, billboards, direct mail and other yellow pages directory publishers. In total, there are five directory publishers we compete against, and we estimate that we have the dominant market share with over 85% of the market revenue. We compete with these publishers on value, quality, features, distribution and brand. Additionally, a new competitor, Verizon Information Services (SuperPages brand), has begun selling print advertising in the Cincinnati marketplace during the first quarter of 2004. They published two directories in September 2004 that overlay our coverage area and we expect that they will publish a third directory in 2005. Given our experience with new competitors in our marketplace in the past, we do not believe that Verizon’s new directories will have a material adverse impact on our financial performance.

In connection with the acquisition of our business from Cincinnati Bell Inc., we entered into a licensing agreement and a non-competition agreement with Cincinnati Bell Inc., the sole shareholder of Cincinnati Bell Directory, and a white pages publishing agreement with Cincinnati Bell Telephone. Under the license agreement, we have the exclusive right to the trademark “Cincinnati Bell Directory” in the conduct of our directory business in the Cincinnati-Hamilton metropolitan area. The agreement commenced in March 2002 and will remain in effect until March 2012 at which time it will automatically renew for an additional ten-year term at our discretion. We believe the brand recognition afforded to us under the incumbent telephone company’s brand differentiates our directories from our independent competitors and provides a competitive advantage that leads to broader distribution, higher usage of our directories by end-users and long-term relationships with our customers.

Under the non-competition agreement, which remains in effect until March 2012, Cincinnati Bell Inc. and its subsidiaries and affiliates are contractually prohibited from competing with us in the directory publishing business in the Cincinnati-Hamilton metropolitan area. This prohibition extends to our entire telephone directory business in that territory, whether conducted in written or electronic form, or displayed on the Internet or other dissemination device, including all primary, metro and suburban, business to business and underlay; all products and services related to the foregoing; and all Internet initiatives, websites, web hosting, web design and similar activities relating to the foregoing which existed when we acquired the business from Cincinnati Bell Inc. In addition, if Cincinnati Bell Inc. or any of its subsidiaries or affiliates engages in the directory publishing business (as was conducted immediately prior to our acquisition in March 2002) in the Cincinnati-Hamilton metropolitan area at any time after the expiration of the non-competition agreement in March 2012 or upon any termination of that agreement prior to that time, Cincinnati Bell Inc. is obligated, under the terms of the asset purchase agreement, to pay us 85% of all revenues resulting from such business through the earlier of 2022 or the termination of our trademark license agreement pursuant to its terms.

Under the white pages publication agreement, we are the exclusive publisher of, and distributor and sales agent for, the white pages directories for Cincinnati Bell Telephone. The agreement commenced in March 2002 and will remain in effect until March 2012 at which time it will automatically renew for an additional ten-year term at our discretion.

The Internet has emerged as a new medium for consumers and advertisers. Although advertising on the Internet still represents a small part of the total advertising market, as yellow pages references migrate to the Internet, it will become increasingly important to the directory advertising medium. Most major yellow pages publishers operate an Internet-based directory business. We compete through our primary Internet site, www.cincinnatibellyellowpages.com, with these other publishers, with Internet portal sites providing classified directory information, such as Yahoo!, Google and America Online, with other independent IYP’s such as Switchboard.com, YellowPages.com and with vertical players, such as Citysearch.com and Zagat.com, some of which have entered into affiliate agreements with other major directory publishers. As a result of the acquisition, we also acquired 74 relevant domain names which could be used in the conduct of our business. Cincinnati Bell Inc.’s prohibition against competing with our business also includes the Internet and other dissemination devices.

Intellectual Property

In 2002, we entered into an agreement with Cincinnati Bell Inc. that allows us to use the widely-recognized Cincinnati Bell directory marks in the conduct of our business in the Cincinnati-Hamilton metropolitan area. Under this agreement, in the Cincinnati-Hamilton metropolitan area we have an exclusive (even as to Cincinnati Bell Inc., its parent, subsidiaries and affiliates), royalty-free license to use the trademark and service mark “Cincinnati Bell Directory” and a royalty-free, non-exclusive right to use other trademarks, trade names and service marks which were licensed to Cincinnati Bell Inc. in the 1980s under a set of agreements relating to the December 31, 1983 divestiture of the Bell companies by AT&T. The agreement commenced in March 2002 and will remain in effect until March 2012 at which time it will automatically renew for an additional ten-year term expiring in March 2022 at our discretion. Under the agreement, Cincinnati Bell Inc. has the obligation to take all actions reasonably necessary to enforce the marks described in the license agreement.

We are also party to a non-exclusive agreement with Cincinnati Bell Telephone Company, whereby we are granted a worldwide, irrevocable license to use Cincinnati Bell Telephone’s subscriber list information and subscriber list information updates, for the purposes of publishing directories in any format (electronic or otherwise), and to display the subscriber list information and the subscriber list information updates on any website or other Internet or wireless dissemination device, for a scheduled fee plus costs. The agreement commenced in March 2002 and will remain in effect until March 2012 at which time it will automatically renew for an additional ten-year term at our discretion.

We believe that the phrase “yellow pages” and the walking fingers logo are in the public domain in the United States.

Properties

The table below provides a summary of our leased facilities as of September 30, 2004. Currently, we do not own any real property.

Location	Total Square Feet	Lease Expiration	Principal Function
312 Plum Street, 9th Floor, Cincinnati, Ohio	5,600	April 2007	Headquarters and administration
2130 Western Avenue, Cincinnati, Ohio	10,250	May 2012	Secondary delivery

We consider our properties to be in good condition generally and believe that our facilities are adequate to meet our anticipated requirements.

Employees

As of September 30, 2004, we employed 11 full-time employees. None of our employees are unionized. We consider relations with our employees to be good.

Legal Proceedings

From time to time, we are a party to litigation matters arising in connection with the normal course of our business. In many of these matters, plaintiffs allege that they have suffered damages from errors or omissions or improper listings contained in directories published by us. Although we have not had notice of any such claims that we believe to be material, any pending or future claim could have a material adverse effect on our business, financial condition, results of operations or cash flows.

In addition, we are exposed to defamation and breach of privacy claims arising from our publication of directories and our methods of collecting, processing and using personal data. The subjects of our data and users of data that we collect and publish could have claims against us if such data were found to be inaccurate, or if personal data stored by us was improperly accessed and disseminated by unauthorized persons. Although we have not had notice of any material claims relating to defamation or breach of privacy claims to date, we may become party to litigation matters that could have a material adverse effect on our business.

MANAGEMENT

Directors and Executive Officers

CBD Holdings operates entirely through its wholly-owned subsidiary CBD Media. Consequently, the following table sets forth information with respect to each of CBD Holdings’ and CBD Media’s executive officers and directors.

Name	Age	Position
		CBD Media	CBD Holdings
Douglas A. Myers	44	President and Chief Executive Officer and Director	President and Chief Executive Officer and Director
John P. Schwing	48	Vice President—Finance and Administration and Chief Financial Officer	Chief Financial Officer
David D. Miller	44	Vice President—Sales and Operations	(1)
Brion B. Applegate	50	Director	Director and Secretary
Benjamin M. Coughlin	32	Director and Secretary	Director

(1)	David D. Miller does not hold a position with CBD Holdings.

Douglas A. Myers became President and Chief Executive Officer of CBD Media in March 2002 and President and Chief Executive Officer of CBD Holdings in March 2002. Previously, he was President and Chief Executive Officer of our predecessor, Cincinnati Bell Directory, from February 1999 until March 2002, and also served as Vice President—Business Market Operations for Cincinnati Bell Telephone and Cincinnati Bell Inc. from November 2000 to March 2002. Additionally, he served as Vice President—Sales & Marketing and Director—Marketing & Operations with Cincinnati Bell Directory from 1992 to 1999 and prior to that, he held a variety of marketing and management positions at Cincinnati Bell Telephone beginning in 1982. Mr. Myers is also a director of both CBD Media and CBD Holdings. Mr. Myers has been a director since the acquisition.

John P. Schwing became Vice President of Finance and Administration and Chief Financial Officer of CBD Media in March 2002 and Chief Financial Officer of CBD Holdings in March 2002. Previously, Mr. Schwing was the Vice President of Finance and Administration for Cincinnati Bell Directory from 1992 through March 2002. Mr. Schwing has also had financial responsibility for Cincinnati Bell Messaging Services from 1994 to 1995, Cincinnati Bell Long Distance in 2000, as well as the Information Technology, Human Resources, Legal, Regulatory Affairs, and Public Affairs operating units for Cincinnati Bell Telephone in 2001.

David D. Miller became Vice President—Sales and Operations of CBD Media in March 2002. Mr. Miller joined Cincinnati Bell Directory in 1989 where he served as Director of Yellow Pages Operations from April 1999 until March 2002. He also served as Director-Print Media and Operations, Senior Manager Manufacturing and Distribution, in addition to other product management and business planning management positions.

Brion B. Applegate co-founded Spectrum Equity Investors in 1993, and serves as general partner of various partnerships affiliated with Spectrum. Prior to forming Spectrum, he began his career in the private equity industry in 1979. Mr. Applegate is currently a director of Nassau Broadcasting Partners, Inc. and Loews Cineplex Entertainment, Inc. and prior directorships include American Cellular Corp., H.O. Systems, Inc., and PriCellular Corp. He is a Director of CBD Media and CBD Holdings and Secretary of CBD Holdings. Mr. Applegate has been a director since the acquisition.

Benjamin M. Coughlin is a Principal at Spectrum Equity Investors, which he joined in 1997. Prior to Spectrum, Mr. Coughlin worked as an Associate at Apax Partners in Munich, Germany, where he was involved with later-stage and buyout opportunities in the technology and information services industries. Mr. Coughlin serves as a director of Loews Cineplex Entertainment, Inc. Mr. Coughlin has been a director of CBD Holdings and CBD Media since the acquisition. From the time of the acquisition through October 2004, Mr. Coughlin was a Vice President of CBD Holdings and a Secretary of CBD Media.

Executive Compensation

The following table sets forth information with respect to compensation for services in all capacities for CBD Holdings and CBD Media beginning on January 1, 2003 for the year ended December 31, 2003 paid to our President and Chief Executive Officer and two other executive officers of CBD Holdings and CBD Media, whom we refer to as the Named Executive Officers. Our executive officers have employment agreements with CBD Media.

		Annual Compensation				Long-Term Compensation
Name and Principal Position	Year	Salary		Bonus(1)	Other Annual Compensation	Restricted Unit Awards(3)
Douglas A. Myers, President and Chief Executive Officer	2004 2003 2002	$ $	326,538 244,327 161,147	$(4) 646,500 80,000	(2)	$0
John P. Schwing, Vice President of Finance and Administration	2004 2003 2002		$204,731 148,517 101,138	(4) 205,581 42,074	(2)	0
David D. Miller, Vice President of Sales and Operations	2004 2003 2002		$152,442 116,517 79,988	(4) 165,147 33,275	(2)	0

(1)	The bonus amounts for 2003 include $521,500 for Mr. Myers, $150,581 for Mr. Schwing and $115,147 for Mr. Miller paid in connection with the prior recapitalization. Such amounts should be considered non-recurring.
(2)	The value of perquisites and other personal benefits paid did not, in the aggregate, exceed the lesser of $50,000 or 10% of the total annual salary and bonus reported.
(3)	Mr. Myers, Mr. Schwing and Mr. Miller were granted 12,500, 2,760 and 2,760 restricted units, respectively, on March 7, 2002 (in the case of Mr. Myers) and March 8, 2003 (in the case of Mr. Schwing and Mr. Miller). Mr. Schwing was granted an additional 806 restricted units on June 13, 2003. The estimated value of all restricted units at the time of the grant was zero because they represent solely an interest in future profits, if any, and are subject to forfeiture and other restrictions on transfer. All restricted unit awards vest ratably over a four-year period beginning on the one-year anniversary of the grant date of the award.
(4)	The bonus amounts for 2004 have not yet been determined.

Compensation of Directors

We currently pay no compensation to our board of directors. We expect to pay our independent directors for their duties.

Employee Incentive Plan

In connection with the prior recapitalization, CBD Investor, an affiliate of Spectrum, established an incentive compensation program for employees of CBD Media, who held equity interests in CBD Holdings at the time of the prior recapitalization. Pursuant to the program, CBD Investor agreed to provide an incentive pool to these employees of up to $4,000,000. This incentive amount is subject to vesting over a five-year period and is not payable unless and until a sale by CBD Media of 50% or more of its assets to a third party, a sale by CBD Investor of 50% or more of its interests in CBD Holdings to a third party, a sale by CBD Holdings of 50% or more of the equity interests in CBD Media to a third party or a sale by affiliates of Spectrum of 50% or more of the equity interests in CBD Investor to a third party, but excluding any such event in which the employees of CBD Media purchase such interests (a “Spectrum exit event”). Additionally, in order for any incentive amount to be payable, the aggregate value of the employees’ Class C units of CBD Holdings must equal or exceed a threshold amount, but may not exceed a ceiling amount at the time of the Spectrum exit event. The amount of the incentive pool actually payable at a Spectrum exit event will be determined by subtracting the total value of the employees’ equity from the ceiling amount, but in no event shall the incentive pool exceed $4,000,000 in the aggregate. The current threshold and ceiling amounts are $8,600,000 and $13,250,000 respectively. Upon consummation of the offering of the outstanding notes the threshold and ceiling amounts were reduced by the distributions received on the Class C units made upon completion of the offering. The threshold and ceiling amounts are subject to further reduction in the event distributions are made on the Class C units in the future, other than tax distributions. The incentive pool, if payable, will be allocated among the employees based on their relative percentage ownership in CBD Holdings. For administrative reasons, such amounts will actually be paid by CBD Media and CBD Investor will fund all amounts payable through contributions to us, which we in turn will contribute to CBD Media.

CBD Investor has also agreed that upon a Spectrum exit event, if the value of the Class C units held by employees is between the threshold and ceiling amounts as described above, then CBD Investor will pay Mr. Schwing an amount equal to $350,000. For administrative reasons, such amounts will actually be paid by CBD Media, and CBD Investor will fund all amounts payable through contributions to us, which in turn we will contribute to CBD Media.

Restrictions on Employee Distributions

We distributed the net proceeds of this offering of the outstanding notes, to our equityholders, including the employees of CBD Media who hold Class C units. Half of any such distributions made to employee holders of our Class C units will be subject to vesting and held by us instead of being paid directly to such employees. Each such employee will generally vest in and be paid such restricted distributions ratably over a three-year period on each anniversary of the distribution provided he or she remains employed by CBD Media. Each such employee will fully vest in the unvested distributions upon a change in control. Upon termination of employment with CBD Media, an employee will forfeit any unpaid distributions. Forfeited distributions will be allocated among the remaining employees of CBD Media who hold Class C units holders ratably according to their equity holdings at the time the net proceeds initially were distributed.

Employment Agreements

Douglas A. Myers Employment Agreement

Under an amended and restated employment agreement entered into with CBD Media in connection with the prior recapitalization, Mr. Myers was retained to serve as its Chief Executive Officer with a five-year term, commencing September 1, 2003. Under the agreement, Mr. Myers is entitled to receive a minimum base salary during the term in the following amounts: $300,000 (2003); $350,000 (2004); $400,000 (2005); $425,000 (2006); $450,000 (2007); and $475,000 (2008). Mr. Myers is also entitled to a bonus during the term under CBD Media’s incentive bonus compensation plan in the following minimum bonus amounts: $100,000 (2003); $125,000 (2004); $150,000 (2005); $175,000 (2006); $200,000 (2007); and $225,000 (2008). Under the agreement, Mr. Myers is entitled to participate during the term of the agreement in medical, health, retirement, welfare and insurance plans available to senior executives and is entitled to receive a matching contribution to his 401(k) plan and life and disability insurance coverage. Mr. Myers is also entitled to an allowance of up to $750 per month for use of an automobile and reimbursement of up to $5,000 a year for personal financial and estate planning services (plus taxes incurred), up to $10,000 in legal fees incurred in the negotiation of the employment agreement and up to $25,000 for his initial membership fees to a country club, as well as annual membership dues. Under the agreement, Mr. Myers was granted a 1.25% membership interest on a fully diluted basis in CBD Holdings, subject to a vesting schedule of 25% of the interests per year, with vesting accelerating upon a change of control as a result of which Spectrum and its affiliates do not control at least 50% of the voting securities of CBD Media or CBD Holdings. Mr. Myers is prohibited from competing with CBD Media during the term of his employment and for a period of 24 months following termination of his employment by CBD Media with cause or by his resignation without good reason (as defined in the employment agreement). CBD Media is obligated to make a severance payment to him of up to two times his then-current base salary and target bonus under the terms of the agreement in the event Mr. Myers’ employment is terminated by CBD Media without cause or if he resigns for good reason prior to the end of the employment term.

John P. Schwing Employment Agreement

Under an amended and restated employment agreement entered into with CBD Media in connection with the prior recapitalization, Mr. Schwing was retained to serve as Vice President—Finance & Administration and Chief Financial Officer of CBD Media, for a five-year term commencing September 1, 2003. Under the agreement, Mr. Schwing is entitled to receive a minimum base salary during the term in the following amount: $175,000 (2003); $200,000 (2004); $225,000 (2005); $240,000 (2006); $260,000 (2007); and $285,000 (2008). Mr. Schwing is also entitled to a bonus during the term under CBD Media’s incentive bonus compensation plan in the following minimum amounts: $50,000 (2003); $63,000 (2004); $75,000 (2005); $88,000 (2006); $100,000 (2007); and $115,000 (2008). Under the agreement, Mr. Schwing is entitled to participate during the term of the agreement in medical, health, retirement, welfare and insurance plans available to employees and is entitled to receive a matching contribution to his 401(k) plan and life and disability insurance coverage. Mr. Schwing is also entitled to an allowance of up to $400 per month for use of an automobile. Under the employment agreement, Mr. Schwing was granted a 0.276% membership interest on a fully diluted basis in CBD Holdings, subject to a vesting schedule of 25% of the interests per year, with vesting accelerating upon a change of control as a result of which Spectrum and its affiliates do not control at least 50% of the voting securities of CBD Media or CBD Holdings. Mr. Schwing is prohibited from competing with CBD Media during the term of his employment and for a period of one year following termination of his employment by CBD Media for cause (as defined in the employment agreement) or by him. CBD Media is obligated to make a severance payment to him of up to two times his then-current base salary and target bonus under the terms of the agreement in the event Mr. Schwing’s employment is terminated by CBD Media without cause prior to the end of the employment term.

David D. Miller Employment Agreement

Under an employment agreement entered into with CBD Media in connection with the acquisition, Mr. Miller was retained to serve as Vice President—Sales and Operations of CBD Media, for a five-year term commencing September 1, 2003. Under the Agreement, Mr. Miller is entitled to receive a minimum base salary during the term in the followings amounts: $135,000 (2003); $150,000 (2004); $165,000 (2005); $180,000 (2006); $190,000 (2007); and $200,000 (2008). Mr. Miller is also entitled to a bonus during the term under CBD Media’s incentive bonus compensation plan in the following amounts: $50,000 (2003); $63,000 (2004); $75,000 (2005); $88,000 (2006); $100,000 (2007); and $115,000 (2008). Under the agreement, Mr. Miller is entitled to participate during the term of the agreement in medical, health, retirement, welfare and insurance plans available to employees and is entitled to receive a matching contribution to his 401(k) plan and life and disability insurance coverage. Mr. Miller is also entitled to an allowance of up to $400 per month for use of an automobile. Under the employment agreement, Mr. Miller was granted a 0.276% membership interest on a fully diluted basis in CBD Holdings, subject to a vesting schedule of 25% of the interests per year, with vesting accelerating upon a change of control as a result of which Spectrum and its affiliates do not control at least 50% of the voting securities of CBD Media or CBD Holdings. Mr. Miller is prohibited from competing with us during the term of his employment and for a period of one year following termination of his employment by CBD Media for cause (as defined in the employment agreement) or by him. CBD Media is obligated to make a severance payment to him of up to two times his then-current base salary and target bonus under the terms of the agreement in the event Mr. Miller’s employment is terminated by CBD Media without cause prior to the end of the employment term.

401(k) and Profit Sharing Plan

CBD Media currently sponsors a defined contribution benefit plan covering substantially all employees. The plan has 100% participation by all employees. Under the plan, employees may contribute a percentage of their annual compensation to the plan up to a maximum percentage identified in the plan. The annual dollar contribution by the employees is limited to a maximum amount determined by the Internal Revenue Service. CBD Media matches a percentage of employee contributions, and those funds are invested by each employee in a variety of investment options with the plans administrator. CBD Media contributed its share of matching contributions to the plan amounting to $62,000 in 2003 and $33,000 in 2002.

Supplemental Executive Retirement Plan

Effective January 1, 2004, CBD Media established a supplemental executive retirement plan (SERP), which is a non-qualified deferred compensation plan. Participants may elect to defer receipt of compensation under the SERP until termination of employment, death, disability, change of control (unless assumed by a successor) or termination of the SERP. CBD Media contributes a matching contribution equal to 50% of the participant’s compensation deferral. The participants’ deferrals and CBD Media’s contributions are credited with interest equal to the greater of (1) 5% or (2) the prime rate plus 2%. The SERP is an unfunded plan, as no assets have been set aside for the benefit of participants. As a result, participants only have an unsecured unfunded promise to pay and will be treated as general unsecured creditors in the event of the insolvency or bankruptcy of CBD Media. The financing transactions did not constitute a change of control under the SERP.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table shows information regarding the beneficial ownership of the membership interests of CBD Holdings, immediately after the completion of the financing transactions and shows the number of and percentage owned by:

•	each person known to own beneficially more than 5% of any units of CBD Holdings’ membership interests;

•	each of our directors and named executive officers; and

•	all of our directors and executive officers as a group.

A person is a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of the security, or “investment power,” which includes the power to dispose of or to direct the disposition of the security. Unless otherwise noted in the footnotes to the following table, the persons named in the table have sole voting and investment power with respect to their beneficially owned membership interests.

	Units
	Class A		Class B		Class C(1)
Name of Beneficial Owner	Number of Units Beneficially Owned	Percent of Class	Number of Units Beneficially Owned	Percent of Class	Number of Units Beneficially Owned(2)	Percent of Class(2)	Percent of Total Voting Power
CBD Investor, Inc.(3)	491,137	97.44%	267,818	97.44%	—	—	100.00%
Brion B. Applegate(4)(6)	—	—	—	—	—	—	—
Benjamin M. Coughlin(5)(6)	—	—	—	—	—	—	—
Douglas A. Myers	—	—	—	—	6,250.0	52.64%	—
John P. Schwing	—	—	—	—	1,581.5	13.32%	—
David D. Miller	—	—	—	—	1,380.0	11.62%	—
All directors and executive officers as a group	—	—	—	—	9,211.5	77.58%	—

(1)	Holders of Class C units are not entitled to vote with respect to their Class C units. The number of units indicated reflects all issued and outstanding Class C units each of which have vested as of September 30, 2004. The remaining issued and outstanding Class C units will vest ratably on March 7 of each of 2005 and 2006, except with respect to 806 issued and outstanding Class C units granted to John P. Schwing which will vest ratably on June 13 of each of 2005, 2006 and 2007.
(2)	Assumes vesting of issued and outstanding Class C units as of December 31, 2004, which is approximately 65 days from the date of the offering of the outstanding notes.
(3)	Spectrum Equity Investors III, L.P., SEI III Entrepreneurs’ Fund, L.P., Spectrum III Investment Managements’ Fund, L.P., Spectrum Equity Investors IV, L.P., Spectrum Equity Investors Parallel IV, L.P., and Spectrum IV Investment Manager’s Fund, L.P. (the “Spectrum Partnerships”) collectively own all of the outstanding shares of CBD Investor. The address for each of these entities is c/o Spectrum Equity Investors, 333 Middlefield Road, Suite 200, Menlo Park, California, 94025.
(4)	Mr. Applegate is also a general partner of two of the Spectrum Partnerships and a general partner of each of the general partners of the other four Spectrum Partnerships. He is also President and a director of CBD Investor. Voting and disposition of the membership units owned by CBD Investor is controlled indirectly by the general partners of the Spectrum Partnerships, and requires the approval of two or more individual general partners. In his capacity as general partner, Mr. Applegate may be deemed to share beneficial ownership of the membership units shown as beneficially owned by CBD Investor, but disclaims such beneficial ownership.
(5)	Mr. Coughlin is also Secretary and a director of CBD Investor. He does not directly or indirectly have or share voting or investment power or have or share the ability to influence voting or investment power over the membership units shown as beneficially owned by CBD Investor.
(6)	The address for this director is c/o Spectrum Equity Investors, 333 Middlefield Road, Suite 200, Menlo Park, California, 94025.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Limited Liability Company Agreement of CBD Holdings

In connection with the acquisition of the directory publishing business of Cincinnati Bell Directory, CBD Investor (an entity controlled by the Spectrum entities and of which Brion B. Applegate and Benjamin A. Coughlin are directors), BRHI, Douglas A. Myers, John P. Schwing, David D. Miller and our other management employees (who we collectively refer to as “management members”) entered into a limited liability company agreement for CBD Holdings. The limited liability company agreement defines the members’ rights with respect to voting, ownership and transfer of their interests in CBD Holdings as well as management, distributions (including tax distributions) and indemnifications and allocates the membership interests in CBD Holdings among these parties. CBD Investor and BRHI both hold interests in two classes of membership units, and management members hold interests in a separate class of units. CBD Investor is the only party that is entitled to vote with respect to its units. Approval of actions of CBD Holdings requiring a vote of a group of members must receive a majority vote of the particular class(es) of members entitled to vote. Amendments of the CBD Holdings limited liability company agreement which adversely and/or disproportionately affect the interests of BRHI and/or the management members require the consent of BRHI and/or management members.

The voting members of CBD Holdings elect three directors to its board. Currently, the directors of CBD Holdings are Brion B. Applegate, Benjamin M. Coughlin and Douglas A. Myers. To date, no independent director has been appointed to CBD Holdings’ board.

No members of CBD Holdings may transfer their membership interests if the transfer causes a termination of CBD Holdings for income tax purposes, causes CBD Holdings to become a publicly traded partnership under the Internal Revenue Code, subjects CBD Holdings to regulations under the Investment Company Act of 1940, the Investment Advisors Act of 1940 or ERISA laws or violates applicable laws, unless the voting members of CBD Holdings authorize a transfer by majority vote. Unless a transfer is otherwise permitted under the limited liability company agreement, any transfer of membership interests requires approval by the majority vote of the voting members, which approval may be withheld in the sole and absolute discretion of such members.

The agreement limits the liability of all of CBD Media’s directors, officers and members to CBD Media and any member of CBD Media for losses incurred on behalf of CBD Media. In addition, CBD Media is obligated to indemnify any member, officer or director of CBD Media against any liability or loss suffered and expenses reasonably incurred on behalf of CBD Media in good faith. Indemnification under the agreement is to be provided out of and to the extent of CBD Media’s assets only, and no member of CBD Media has any personal liability with respect to such indemnity.

Tag-along and Drag-along Rights

If the voting members of CBD Holdings elect to sell some or all of their membership interests to a third-party in a transaction that is not a permitted transfer under the limited liability company agreement, the voting members may require all of the other members to sell an equal proportion of their interests to such third-party on the same terms and conditions and the other members shall have the right to require such third-party to purchase an equal proportion of their interests on these terms.

Limited Liability Company Agreement of CBD Media

CBD Media’s limited liability company agreement defines the rights of its sole member, CBD Holdings, with respect to management, distributions (including tax distributions) and indemnification. Its board is composed of three directors, elected by CBD Holdings, who manage all aspects and decisions of its business and affairs. Currently, the directors of CBD Holdings are Brion B. Applegate, Benjamin M. Coughlin and Douglas A. Myers. To date, no independent director has been appointed to CBD Holdings’ board. Under the agreement, CBD Media is obligated to make distributions to CBD Holdings at times and in the aggregate amounts determined by its directors.

The agreement limits the liability of all of CBD Media’s directors, officers and members to CBD Media and any member of CBD Media for losses incurred on behalf of CBD Media. In addition, CBD Media is obligated to indemnify any member, officer or director of CBD Media against any liability or loss suffered and expenses reasonably incurred on behalf of CBD Media in good faith. Indemnification under the agreement is to be provided out of and to the extent of CBD Media’s assets only, and no member of CBD Media has any personal liability with respect to such indemnity.

Advisory Agreement

In connection with the acquisition in 2002, Applegate & Collatos, Inc., or ACI, a firm co-owned by Brion B. Applegate, one of our directors, was engaged to provide advisory services and financing advice, as well as, financial, managerial and operational advice in connection with the day-to-day operations of CBD Media. Under the initial agreement, CBD Media agreed to pay ACI an annual management fee for its services, which is payable in quarterly installments, and to reimburse ACI for additional reasonable expenses upon its request. Effective as of June 13, 2003, the advisory agreement with ACI was amended to increase the annual management fee due to ACI thereunder from $500,000 to $2.0 million. The agreement is for an indefinite period and may only be terminated or amended by mutual consent of the parties. CBD Media has agreed to indemnify and hold harmless ACI and its affiliates, officers, partners, directors, employees, agents and other controlling persons from losses arising in connection with the acquisition or its engagement to provide advice under the agreement with CBD Media. CBD Media also agreed that the indemnified persons will not be liable to it or its security holders or creditors as a result of the engagement or the performance of services unless such losses are determined by a judge to have resulted from such person’s bad faith or gross negligence. Pursuant to a letter of instruction effective October 1, 2003, ACI directed CBD Media to make quarterly payments to CBD Holdings (capped at $500,000) and without additional payments for reimbursement of expenses to CBD Holdings. Such quarterly payments were received by CBD Holdings for the period from October 1, 2003 until September 30, 2004, and then paid by CBD Holdings to ACI. The letter of instruction has been withdrawn and, pursuant to the advisory agreement, CBD Media will make quarterly payments of $500,000 to ACI directly and reimburse ACI for reasonable expenses, effective October 1, 2004.

In 2003, CBD Media paid ACI (directly or indirectly), in the aggregate, a management fee of $1,327,000 under the advisory agreement. Through the first nine months of 2004, CBD Media made payments in the amount of $1,500,000.

Prior Recapitalization

In connection with our prior recapitalization in June and July 2003, CBD Media and CBD Finance, Inc. issued the subsidiary notes and CBD Media entered into the senior credit facility providing for borrowings of up to an aggregate principal amount of $165.0 million. Proceeds from the sale of the subsidiary notes and the borrowings under the existing senior credit facility were used, among other things, to repay outstanding borrowings under a former credit facility and to make a distribution of $128.3 million to CBD Holdings.

In June and July of 2003, CBD Holdings distributed approximately $125.0 million and $3.3 million to its Class A and Class B membership interest holders, CBD Investor and BRHI, respectively, as a return on capital and in cancellation of a portion of the Class B membership interests in CBD Holdings.

Acquisition Related Expenses

As a part of the acquisition in March 2002, CBD Media paid transaction related costs of approximately $251,000 to ACI.

DESCRIPTION OF OTHER INDEBTEDNESS

Senior Subordinated Notes due 2011

On June 13, 2003, CBD Media (along with its co-issuer CBD Finance, Inc.) issued $150.0 million aggregate principal amount of its 8 5/8% senior subordinated notes due 2011 in connection with the prior recapitalization. We refer to these notes as the subsidiary notes. The subsidiary notes mature on June 1, 2011.

The subsidiary notes are CBD Media’s unsecured senior subordinated obligations. The subsidiary notes will be guaranteed on a senior subordinated basis by each of CBD Media’s future domestic subsidiaries that is a guarantor under the senior credit facility and any future credit facilities. CBD Media currently does not have any domestic subsidiaries other than CBD Finance, Inc. The subsidiary notes and any future guarantees will rank equally with all of CBD Media’s and any subsidiary guarantors’ other unsecured senior subordinated indebtedness, and are subordinated in right of payment to all of CBD Media’s and any subsidiary guarantors’ senior indebtedness.

CBD Media cannot redeem the subsidiary notes until June 1, 2007, except that, at any time prior to June 1, 2006, CBD Media may on one or more occasions redeem up to 35% of the aggregate principal amount of subsidiary notes (including additional subsidiary notes) issued under the indenture governing the subsidiary notes, with the net cash proceeds of equity offerings, so long as:

•	CBD Media pays holders of the subsidiary notes a redemption price equal to of 108.625% of the principal amount thereof, plus accrued and unpaid interest;

•	at least 65% of the aggregate principal amount of subsidiary notes (which includes additional subsidiary notes, if any) remain outstanding immediately after the occurrence of such redemption (excluding subsidiary notes held by CBD Media and its subsidiaries); and

•	the redemption occurs within 90 days of the date of the closing of such equity offering.

After June 1, 2007, CBD Media may redeem some or all of the subsidiary notes at the applicable redemption prices, plus accrued and unpaid interest.

If a change of control of CBD Media occurs, CBD Media must give holders of the subsidiary notes the opportunity to sell their subsidiary notes to CBD Media at a purchase price of 101% of their principal amount, plus accrued and unpaid interest.

The indenture governing the subsidiary notes limits CBD Media’s ability, among other things, to: incur additional debt; pay dividends or make distributions in respect of our equity interests or to make other restricted payments or investments; sell assets; allow its restricted subsidiaries to make certain payments; consolidate, merge, sell or otherwise dispose of all or substantially all of its assets; enter into transactions with its affiliates; create liens; and enter into new lines of businesses. Specifically, the restricted payments covenant in the indenture governing the subsidiary notes permits CBD Media to make dividend payments and other distributions to its direct or indirect equityholders only if: (1) no default or event of default has occurred or would occur as a result of such distribution; (2) at the time of such distribution and after giving pro forma effect thereto as if such had been made at the beginning of the applicable four-quarter period, CBD Media would have been permitted to incur at least $1.00 of additional debt pursuant to the leverage ratio test set forth in the first paragraph of the debt incurrence covenant under the indenture governing the subsidiary notes; and (3) the amount of such distribution is less than a sum calculated pursuant to a formula taking into account, among other things, the amount of CBD Media’s consolidated cash flow since July 1, 2003.

Senior Credit Facility

General

In June 2003, CBD Media entered into a senior credit facility, providing for borrowings in an aggregate principal amount of up to $165.0 million, including a tranche B term loan facility of $160.0 million and a revolving credit facility providing for borrowings of up to $5.0 million with Lehman Commercial Paper Inc., as administrative agent, Bank of America, N.A., as syndication agent, Toronto Dominion (Texas), Inc., as documentation agent, and Lehman Brothers Inc. and Banc of America Securities LLC, as joint advisors, joint lead arrangers and joint book runners. In February 2004, CBD Media amended the senior credit facility and replaced the $160.0 million tranche B term loan facility with a $150.0 million tranche C term loan facility. We have unconditionally and irrevocably guaranteed CBD Media’s obligations under the senior credit facility jointly and severally with each current or future direct or indirect domestic subsidiary of CBD Media, including CBD Finance, Inc., with exceptions as set forth in the senior credit facility. As of September 30, 2004, the principal amount of the tranche C term loan facility outstanding was $130.0 million.

In connection with the issuance of the outstanding notes, CBD Media executed an amendment to its senior credit facility that, among other things, (i) increased the size of the term loan portion of the senior credit facility by $23.0 million; (ii) replaced the $150.0 million tranche C term loan facility with a $153.0 million tranche D term loan facility; (iii) permitted us to issue the notes; (iv) permits CBD Media, so long as there is no default or event of default under the senior credit facility, to make distributions to us necessary to make regularly scheduled payments of interest in respect of the notes; (v) so long as there was no default or event of default under the senior credit facility, set aside funds for the distribution to our equityholders described in “Prospectus Summary—The Financing Transactions” and “Use of Proceeds” of an amount not to exceed $130 million; (vi) deleted from the senior credit facility the requirement that CBD Media maintain a “fixed charge coverage ratio” and modified other financial ratios that CBD Media is required to maintain; and (vii) made other amendments and modifications to the senior credit facility related to the issuance of the notes.

Security interests

The borrowings and all other obligations under the senior credit facility, the guarantees and related hedging agreements are secured by a perfected first priority security interest in:

•	all of CBD Media’s membership interests and all of CBD Holdings Finance’s capital stock and all of the capital stock or other equity interests held by CBD Media and CBD Holdings of each of their existing and future direct or indirect domestic subsidiaries; in the case of a foreign subsidiary, if any, such pledge shall be limited to 65% of the shares of such capital stock or equity interests;

•	all of CBD Media’s membership interests and CBD Holdings Finance’s capital stock held by us and all other capital stock or other equity interests held by each guarantor of each of their existing and future direct or indirect domestic subsidiaries; in the case of a foreign subsidiary, if any, such pledge shall be limited to 65% of the shares of such capital stock or equity interests; and

•	all of CBD Media’s tangible and intangible assets and the tangible and intangible assets of each of the guarantors (which are us and each existing and future direct or indirect subsidiaries that may be created or acquired, including CBD Holdings Finance, Inc., with exceptions as set forth in the credit agreement).

Interest rates and fees

Borrowings under the senior credit facility bear interest, at CBD Media’s option, at either:

•	a base rate, plus an applicable margin for the term loan facility and revolving facility, respectively; or

•	a Eurodollar rate on deposits for one, two, three or six-month periods, plus an applicable margin for the term loan facility and revolving facility, respectively.

CBD Media also pays the lenders a commitment fee on the unused commitments under the revolving credit facility, which is payable quarterly in arrears.

Mandatory and optional repayment

Subject to exceptions for reinvestment of proceeds, CBD Media is required to prepay outstanding loans under the senior credit facility with the net proceeds of asset dispositions, issuances of equity or incurrence of indebtedness and a portion of excess cash flow.

CBD Media may voluntarily prepay loans or reduce commitments under the senior credit facility, in whole or in part, subject to minimum amounts. If CBD Media prepays eurodollar rate loans other than at the end of an applicable interest period, CBD Media will be required to reimburse lenders for their redeployment costs.

Covenants

The senior credit facility contains negative and affirmative covenants and requirements affecting us, CBD Media and domestic subsidiaries that we or CBD Media create or acquire, with exceptions set forth in the credit agreement. The senior credit facility contains the following negative covenants and restrictions, among others: restrictions on liens, real estate purchases, sale-leaseback transactions, indebtedness, dividends and other restricted payments, guarantees, redemptions, liquidations, consolidations and mergers, acquisitions, asset dispositions, investments, loans, advances, changes in line of business, formation of new subsidiaries, changes in fiscal year, transactions with affiliates, amendments to charter, by-laws and other material documents, hedging agreements and intercompany indebtedness. The amendment to the senior credit facility requires CBD Media to maintain the following financial ratios:

•	Maximum Leverage Ratio. CBD Holdings would be required to maintain a Leverage Ratio (which measures the ratio of Total Debt to EBITDA, as defined in the senior credit facility) that does not exceed the ratio set forth for the following periods:

Period	Ratio
For each fiscal quarter from October 1, 2004 through December 31, 2005	8.25 to 1.00
January 1, 2006 through June 30, 2006	8.00 to 1.00
July 1, 2006 through December 31, 2006	7.75 to 1.00
January 1, 2007 through June 30, 2007	7.50 to 1.00
July 1, 2007 through December 31, 2007	7.25 to 1.00
January 1, 2008 through June 30, 2008	7.00 to 1.00
For each fiscal quarter from July 1, 2008 through December 31, 2009	6.25 to 1.00

•	Senior Leverage Ratio. CBD Holdings would be required to maintain a Senior Leverage Ratio (which measures the ratio of Senior Debt to EBITDA, as defined in the senior credit facility) that does not exceed the ratio set forth for the following periods:

Period	Ratio
October 1, 2004 through September 30, 2005	3.25 to 1.00
October 1, 2005 through September 30, 2006	3.00 to 1.00
October 1, 2006 through September 30, 2007	2.75 to 1.00
For each fiscal quarter from October 1, 2007 through December 31, 2009	2.50 to 1.00

•	Interest Coverage Ratio. CBD Holdings would be required to maintain an Interest Coverage Ratio (which measures the ratio of EBITDA, as defined in the senior credit facility, to Interest Expense) that does not exceed the ratio set forth for the following periods:

Period	Ratio
For each fiscal quarter from October 1, 2004 through December 31, 2007	1.50 to 1.00
For each fiscal quarter from January 1, 2008 through December 31, 2009	1.75 to 1.00

Each of the aforementioned ratios are measured for CBD Holdings, CBD Media and their subsidiaries on a consolidated basis. Under the senior credit facility as amended, the term “Total Debt” means, for the entities, indebtedness for borrowed money in accordance with GAAP, including indebtedness under the senior credit facility and the subsidiary notes. The term “Senior Debt” means, for these entities, total debt less the subsidiary notes and the notes. The term “Interest Expense,” as modified by the amendment to the senior credit facility, means, for any period, all cash interest paid (including imputed interest with respect to capitalized lease obligations) with respect to the indebtedness for money borrowed of CBD Holdings and its subsidiaries (including, without limitation, with respect to the notes and the subsidiary notes) on a consolidated basis during such period pursuant to the terms of such indebtedness for money borrowed, together with all fees required to be accounted for as an interest expense in accordance with GAAP paid in respect of such indebtedness for money borrowed during such period (including commitment fees payable with respect to the obligations, but specifically excluding upfront fees paid on June 13, 2003, the date of the senior credit facility, or the effective date of the amendment and fees paid during previous periods but amortized during the current period in accordance with GAAP), calculated in accordance with GAAP. The term “EBITDA” for any period means, for such entities, the sum of (a) net income for such period (excluding extraordinary gains and losses) and (b) to the extent deducted in determining net income, the sum of the following for such period, without duplication: (i) depreciation and amortization, (ii) interest expense (as defined above), (iii) taxes, (iv) other non-cash charges, (v) upfront fees and expenses payable with respect to the senior credit facility and the subsidiary notes, (vi) management fees paid to ACI, (vii) tax distributions by CBD Media or CBD Holdings and (viii) amounts paid in connection with the management incentive compensation plan (MICP) (see “Management—Employee Incentive Plan”) up to $5 million. In addition, the amendment to the senior credit facility amended this definition to add back non-recurring fees and expenses incurred in non-recurring transactions.

The senior credit facility contains the following affirmative covenants, among others: delivery of financial and other information to the administrative agent, compliance with laws, maintenance of properties, licenses and insurance, access to books and records by the lenders, notice to the administrative agent upon the occurrence of events of default, material litigation and other events, conduct of business and existence, payment of obligations, further assurances, maintenance of collateral and maintenance of interest rate protection agreements.

The amendment to the senior credit facility also restricts the ability of CBD Holdings Finance to (i) conduct, transact or otherwise engage in any business or operations, (ii) incur any indebtedness (other than the notes or its guarantee of obligations under the senior credit facility) or other liabilities or financial obligations, or (iii) own, lease, manage or otherwise operate any properties or assets (including cash), subject to exceptions.

Events of Default

The senior credit facility specifies events of default, including, among others: failure to pay principal, interest or fees; material inaccuracy of representations and warranties; violation of covenants; cross-defaults and cross-accelerations in other material agreements; bankruptcy and insolvency events; ERISA events; undischarged judgments; the loss of material rights under any material contract including the loss of the right to use the “Cincinnati Bell Directory” trademark pursuant to an agreement with Cincinnati Bell Inc.; invalidity of guarantees or security documents; and change of control.

DESCRIPTION OF THE EXCHANGE NOTES

The Issuers issued the outstanding notes and will issue the exchange notes under an Indenture (the “Indenture”) among the Issuers and HSBC Bank USA, National Association, as Trustee. The form and terms of the exchange notes are identical to those of the outstanding notes in all material respects, except the exchange notes will have been registered under the Securities Act. See “The Exchange Offer—Purpose and Effect.” The terms of the notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act. Terms used in this description are defined under the subheading “—Certain Definitions.” Defined terms used in this description but not defined below under “—Certain Definitions” have the meanings assigned to them in the Indenture. In this description, the terms “Issuers”, “we”, and “ours” refers only to CBD Media Holdings LLC and CBD Holdings Finance, Inc., as co-issuers and co-obligors, who are jointly and severally liable on the notes, and not to any of their respective subsidiaries.

The following description is only a summary of the material provisions of the Indenture and the registration rights agreement. We urge you to read the Indenture and the registration rights agreement because they, not this description, define your rights as holders of these Notes. We have filed copies of the Indenture and the registration rights agreement as exhibits to the registration statement, which includes this prospectus. You may also request copies of these agreements at our address set forth under the heading “Where You Can Find More Information.”

The registered holder of a note will be treated as its owner for all purposes. Only registered holders will have rights under the indenture.

Brief Description of the Exchange Notes

The notes will be:

•	our general unsecured obligations;

•	senior in right of payment to any of our future Indebtedness that is expressly subordinated to the notes;

•	equal in right of payment to any of our existing and future senior Indebtedness; and

•	effectively subordinated in right of payment to (i) any of our existing and future secured Indebtedness (including our guarantee of borrowings under the Credit Agreement) to the extent of the collateral securing such Indebtedness and (ii) any existing and future liabilities and obligations of our subsidiaries.

The notes will not be guaranteed by CBD Media LLC or CBD Finance, Inc. or by any of our future subsidiaries, other than in the limited circumstances described below in “—Certain Covenants—Issuances of Guarantees by Restricted Subsidiaries.”

After giving pro forma effect to the offering of the outstanding notes and borrowings under the Credit Agreement in connection with the financing transactions, as of September 30, 2004, (i) on an unconsolidated basis, we would have had $100.0 million of senior Indebtedness, consisting of the outstanding notes, excluding our guarantee of borrowings under the Credit Agreement, (ii) CBD Media would have had $303.0 million of indebtedness, consisting of $153.0 million of borrowings under the Credit Agreement and $150.0 million aggregate principal amount of the Existing Subsidiary Notes and (iii) we and CBD Media, on a consolidated basis, would have had $403.0 million of indebtedness, including indebtedness outstanding under the Credit Agreement, the Existing Subsidiary Notes and the notes. In addition, as of September 30, 2004, an additional $5.0 million was available for borrowing under the Credit Agreement.

Principal, Maturity and Interest

We initially issued $100.0 million aggregate principal amount of notes (the “initial notes”). Subject to compliance with the covenant described under the caption “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock” below, we may issue additional notes under the indenture from time to time after the offering of the initial notes. The initial notes and any additional notes subsequently issued under the indenture will be treated as a single class for all purposes under the indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase. We will issue notes in denominations of $1,000 and integral multiples of $1,000. The notes will mature on July 15, 2012.

Interest on the notes will accrue at the rate of 9 1/4% per annum and will be payable semi-annually in arrears on January 15 and July 15, commencing on July 15, 2005. We will make each interest payment to the holders of record on the immediately preceding January 1 and July 1.

Interest on the notes will accrue from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

As described under the caption “—Registration Rights; Liquidated Damages” below, we may be required to pay Liquidated Damages on interest payment dates under circumstances pursuant to the registration rights agreement.

Methods of Receiving Payments on the Notes

If a holder of at least $1,000,000 in principal amount of notes has given wire transfer instructions to us, we will pay all principal, interest, premium and Liquidated Damages, if any, on that holder’s notes in accordance with those instructions. All other payments on notes will be made at the office or agency of the paying agent and registrar within the City and State of New York unless we elect to make interest payments by check mailed to the holders at their address set forth in the register of holders.

Paying Agent and Registrar for the Notes

The trustee will initially act as paying agent and registrar. We may change the paying agent or registrar without prior notice to the holders of the notes, and we or any of our Subsidiaries may act as paying agent or registrar.

Transfer and Exchange

A holder may transfer or exchange notes in accordance with the indenture. The registrar and the trustee may require a holder to furnish appropriate endorsements and transfer documents in connection with a transfer of notes. Holders will be required to pay all taxes due on transfer. We are not required to transfer or exchange any note selected for redemption. Also, we are not required to transfer or exchange any note for a period of 15 days before a selection of notes to be redeemed.

Holding Company Structure and Ranking

CBD Holdings is a holding company and does not have any material assets or operations other than ownership of the Capital Stock of its wholly-owned Subsidiaries, CBD Holdings Finance, Inc. CBD Media LLC and CBD Holdings Finance, Inc. CBD Holdings Finance, Inc. does not and will not have any material operations, and all of our operations are conducted through CBD Media LLC and its subsidiaries and, therefore, we will be dependent upon the cash flow of CBD Media LLC and its subsidiaries to meet our obligations, including our obligations on the notes. See “Risk Factors—We may not have access to the cash flow and other assets of CBD Media that may be needed to make payments on the notes.” The terms of the Credit Agreement significantly restrict CBD Media LLC from paying dividends and otherwise transferring assets to us, except for administrative, legal and accounting services.

Further, the terms of the indenture governing the Existing Subsidiary Notes significantly restrict CBD Media LLC and its subsidiaries from paying dividends or distributions to us and otherwise transferring assets to us if the aggregate amount of such dividends, distributions and transfers, together with all other “restricted payments” made by CBD Media LLC since July 1, 2003, would exceed the sum of an amount calculated pursuant to a formula taking into account, among other things, the amount of CBD Media LLC ‘s consolidated cash flow since July 1, 2003. There is no exception to this restriction in the indenture governing the Existing Subsidiary Notes that would specifically permit us to pay interest and Liquidated Damages, if any, on the notes, repay the notes at maturity or to repurchase notes in connection with an asset sale or change of control transaction. Moreover, CBD Media LLC ‘s ability to make any such dividends, distributions or other restricted payments requires that CBD Media LLC be in compliance with the leverage ratio set forth in the indenture governing the Existing Subsidiary Notes (which measures its ratio of indebtedness to consolidated cash flow) and not be in default under such indenture. In addition, certain laws restrict the ability of our subsidiaries to pay dividends and make loans and advances to us. We only have a stockholder’s claim on the assets of our subsidiaries. This stockholder’s claim is junior to the claim that creditors of the subsidiaries have against those subsidiaries.

The notes will be our general unsecured obligations that rank senior in right of payment to all existing and future Indebtedness that is expressly subordinated in right of payment to the notes. The notes will rank equally in right of payment with all of our existing and future liabilities that are not so subordinated and will be effectively subordinated to all of our secured Indebtedness (including our guarantee of borrowings under the Credit Agreement) to the extent of the value of the assets that secure such Indebtedness, and the existing and future Indebtedness and liabilities of our subsidiaries, including Indebtedness under the Existing Subsidiary Notes and the Credit Agreement. Although we currently have no subsidiaries other than CBD Media LLC and CBD Holdings Finance, Inc., the indenture will not restrict our ability, or that of CBD Media LLC, to create, acquire or capitalize Subsidiaries in the future. Any right of ours and our creditors, including the holders of the notes, to participate in the assets of any of our subsidiaries upon such subsidiary’s liquidation or reorganization will be effectively subordinated to the claims of that subsidiary’s creditors. In addition, in the event of bankruptcy, liquidation, reorganization or other winding up of us, or upon a default in payment with respect to, or the acceleration of, any Indebtedness under the Credit Agreement or other secured Indebtedness, our assets that secure secured Indebtedness will be available to pay obligations on the notes only after all Indebtedness under the Credit Agreement and other secured Indebtedness has been paid in full from such assets. See “Risk Factors—We are the sole obligors of the notes, and CBD Media will not guarantee our obligations under the notes or have any obligation with respect to the notes and as such, the notes will be effectively subordinated to the indebtedness and liabilities of CBD Media.”

To the extent that we create or acquire Subsidiaries in the future, all of our direct and indirect subsidiaries will be “Restricted Subsidiaries.” However, under the circumstances described below under the subheading “—Certain Covenants—Designation of Restricted and Unrestricted Subsidiaries,” we will be permitted to designate certain of our subsidiaries (including subsidiaries of CBD Media LLC) as “Unrestricted Subsidiaries.” Our Unrestricted Subsidiaries will not be subject to many of the restrictive covenants in the indenture and will not guarantee the notes.

Optional Redemption

At any time prior to July 15, 2007, we may on one or more occasions redeem up to 35% of the aggregate principal amount of notes (including additional notes) issued under the indenture at a redemption price of 109.25% of the principal amount thereof, plus accrued and unpaid interest and Liquidated Damages, if any, to the redemption date, with the net cash proceeds of any Equity Offerings; provided, however, that:

(1) at least 65% of the aggregate principal amount of notes (which includes additional notes, if any) issued under the indenture remain outstanding immediately after the occurrence of such redemption (excluding notes held by us and our Subsidiaries); and

(2) the redemption occurs within 90 days of the date of the closing of such Equity Offering.

In addition, prior to July 15, 2007, we may redeem all of the notes upon the occurrence of a Change of Control upon not less than 30 nor more than 60 days prior notice at a redemption price of 109.25% of the principal amount thereof, plus accrued and unpaid interest and Liquidated Damages, if any, to the redemption date, subject to the right of holders on the relevant record date to receive interest on the relevant interest payment date; provided, however, that such redemption occurs within 90 days of such Change of Control.

Except pursuant to the preceding paragraphs, the notes will not be redeemable at our option prior to July 15, 2008.

On or after July 15, 2008, we may redeem all or a part of the notes upon not less than 30 nor more than 60 days’ notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest and Liquidated Damages, if any, on the notes redeemed, to the applicable redemption date, if redeemed during the twelve-month period beginning on July 15 of the years indicated below subject to the rights of holders on the relevant record date to receive interest on the relevant interest payment date:

Year	Percentage
2008	104.625%
2009	102.313%
2010 and thereafter	100.000%

Selection and Notice

If less than all of the notes are to be redeemed at any time, the trustee will select notes for redemption as follows:

(1) if the notes are listed on any national securities exchange, in compliance with the requirements of the principal national securities exchange on which the notes are listed; or

(2) if the notes are not listed on any national securities exchange, on a pro rata basis, by lot or by such method as the trustee deems fair and appropriate.

No notes of $1,000 or less can be redeemed in part. Notices of redemption will be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each holder of notes to be redeemed at its registered address, except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the notes or a satisfaction and discharge of the indenture. Notices of redemption may not be conditional.

If any note is to be redeemed in part only, the notice of redemption that relates to that note will state the portion of the principal amount of that note that is to be redeemed. A new note in principal amount equal to the unredeemed portion of the original note will be issued in the name of the holder of notes upon cancellation of the original note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on notes or portions of them called for redemption.

Mandatory Redemption; Offers to Purchase; Open Market Purchases

We are not required to make mandatory redemption or sinking fund payments with respect to the notes. However, under certain circumstances, we may be required to offer to purchase notes as described under the caption “—Repurchase at the Option of Holders—Change in Control” and “—Asset Sales.” We may at any time and from time to time purchase notes in the open market or otherwise.

Repurchase at the Option of Holders

Change of Control

If a Change of Control occurs, each holder of notes will have the right to require us to repurchase all or any part (equal to $1,000 or an integral multiple of $1,000) of that holder’s notes pursuant to a Change of Control Offer on the terms set forth in the indenture. In the Change of Control Offer, we will offer a Change of Control Payment in cash equal to 101% of the aggregate principal amount of notes repurchased plus accrued and unpaid interest and Liquidated Damages, if any, on the notes repurchased, to the date of repurchase subject to the right of holders on the relevant record date to receive interest due on the relevant payment date. Within 30 days following any Change of Control, we will mail a notice to each holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase notes on the Change of Control Payment Date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed, pursuant to the procedures required by the indenture and described in such notice. We will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the notes pursuant to a Change of Control Offer. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the indenture, we will comply with the applicable securities laws and regulations and will not be deemed to have breached our obligations under the Change of Control provisions of the indenture by virtue of such conflict.

On the Change of Control Payment Date, we will, to the extent lawful:

(1) accept for payment all notes or portions of notes properly tendered and not withdrawn pursuant to the Change of Control Offer;

(2) deposit with the paying agent an amount equal to the Change of Control Payment in respect of all notes or portions of notes properly tendered; and

(3) deliver or cause to be delivered to the trustee the notes properly accepted together with an officers’ certificate stating the aggregate principal amount of notes or portions of notes being purchased by us.

The paying agent will promptly mail to each holder of notes accepted for payment the Change of Control Payment for such notes, and the trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each holder a new note equal in principal amount to any unpurchased portion of the notes surrendered, if any; provided that each new note will be in a principal amount of $1,000 or an integral multiple of $1,000. We will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

The provisions described above that require us to make a Change of Control Offer following a Change of Control will be applicable whether or not any other provisions of the indenture are applicable. Except as described above with respect to a Change of Control, the indenture does not contain provisions that permit the holders of the notes to require that we repurchase or redeem the notes in the event of a takeover, recapitalization or similar transaction.

We will not be required to make a Change of Control Offer upon a Change of Control if (1) a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the indenture applicable to a Change of Control Offer made by us and purchases all notes properly tendered and not withdrawn under the Change of Control Offer; or (2) notice of redemption has been given pursuant to the indenture as described above with under the heading “—Optional Redemption,” unless and until there is a default in payment of the applicable redemption price. A Change in Control Offer may be made in advance of a Change of Control, conditional upon such Change of Control, if a definitive agreement is in place for the Change of Control at the time of making of the Change of Control Offer. Notes repurchased pursuant to a Change of Control Offer will be retired and cancelled.

The Change of Control purchase feature of the notes may make more difficult or discourage a sale or takeover of Holdings and, thus, the removal of incumbent management. The Change of Control purchase feature is a result of negotiations between the initial purchasers and us. We have no present intention to engage in a transaction involving a Change of Control, although it is possible that we could decide to do so in the future. Subject to the limitations discussed below, we could, in the future, enter into transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the indenture, but that could increase the amount of Indebtedness outstanding at such time or otherwise affect our capital structure or credit ratings. Restrictions on our ability to incur additional Indebtedness are contained in the covenants described under “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock.” Such restrictions can only be waived with the consent of the holders of a majority in principal amount of the notes then outstanding. Except for the limitations contained in such covenant, however, the indenture will not contain any covenants or provisions that may afford holders of the notes protection in the event of a highly leveraged transaction.

Our ability to repurchase notes pursuant to a Change of Control Offer may be limited by a number of factors. The Credit Agreement provides that change of control events with respect to us would constitute a default thereunder. Future Indebtedness of us and our subsidiaries may also contain prohibitions of events that would constitute a Change of Control or require such Indebtedness to be repurchased upon a Change of Control. The exercise by holders of notes of their right to require us to repurchase such notes could cause a default under existing or future Indebtedness of ours, even if the Change of Control does not, due to the financial effect of such repurchase on us. Our ability to pay cash to the holders of the notes in connection with a Change of Control may be limited by our then existing financial resources, and the financial resources of our subsidiaries. Our subsidiaries, including CBD Media LLC and CBD Finance, Inc., are parties to debt instruments, including the Credit Agreement and the Existing Subsidiary Notes, which restrict the payment of dividends or distributions thereunder to us. There can be no assurance that sufficient funds will be available when necessary to make any required repurchases. Our failure to repurchase notes in connection with a Change of Control would result in a default under the indenture. See “Risk Factors—We may not have the ability to raise the funds necessary to finance any change of control offer required by the indenture.” Such a default may constitute a default under future Indebtedness of ours.

The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of “all or substantially all” of the properties or assets of us and our Restricted Subsidiaries, taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of notes to require us to repurchase our notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of our assets and our Restricted Subsidiaries’ assets, taken as a whole, to another Person or group may be uncertain.

Asset Sales

We will not, and will not permit any Restricted Subsidiary to, consummate an Asset Sale unless:

(1) We (or the Restricted Subsidiary, as the case may be) receive consideration at the time of the Asset Sale at least equal to the fair market value of the assets or Equity Interests issued or sold or otherwise disposed of;

(2) the fair market value is determined by our Board of Directors and evidenced by a resolution of the Board of Directors set forth in an officers’ certificate delivered to the trustee; and

(3) at least 75% of the consideration received in the Asset Sale by us or such Restricted Subsidiary is in the form of cash. For purposes of this provision, each of the following will be deemed to be cash:

(a) any liabilities shown on our or such Restricted Subsidiary’s most recent balance sheet (other than contingent liabilities and liabilities that are by their terms subordinated to the notes) that are assumed by the transferee of any such assets pursuant to a written instrument that releases us or such Subsidiary from further liability;

(b) any securities, notes or other obligations received by us or any such Restricted Subsidiary from such transferee that are converted within 60 days by us or such Restricted Subsidiary into cash, to the extent of the cash received in that conversion; and

(c) any stock or assets of the kind referred to in clause (2) of the next paragraph of this covenant.

Within 365 days after the receipt of any Net Proceeds from an Asset Sale, we or such Restricted Subsidiary may apply those Net Proceeds at our or its option:

(1) to repay or repurchase (A) senior Indebtedness of Holdings or obligations under the Credit Agreement (including guarantees of Indebtedness under the Credit Agreement) and other secured Indebtedness of Holdings, and to correspondingly reduce commitments with respect thereto, or (B) Indebtedness of any Restricted Subsidiary owed to a Person other than Holdings or any of its Restricted Subsidiaries (including, but not limited to, obligations under the Credit Agreement and the Existing Subsidiary Notes);

(2) to acquire (or enter into a binding agreement to acquire; provided that our commitment under such agreement shall be subject only to customary conditions and such acquisition shall be consummated within 60 days after the end of such 365-day period) all or substantially all of the assets of, or a majority of the Voting Stock of, another Person engaged in a Permitted Business or the minority interest in any Restricted Subsidiary; or

(3) to acquire assets or property that are not classified as current assets under GAAP and that are used or useful in a Permitted Business.

Pending the final application of any Net Proceeds, we or such Restricted Subsidiary may temporarily reduce revolving credit borrowings or otherwise invest the Net Proceeds in any manner that is not prohibited by the indenture.

Any Net Proceeds from Asset Sales that are not applied or invested as provided in the preceding paragraph will constitute “Excess Proceeds.” When the aggregate amount of Excess Proceeds exceeds $10.0 million, we will make an Asset Sale Offer to all holders of notes and all holders of other Indebtedness that is pari passu with the notes containing provisions similar to those set forth in the indenture with respect to offers to purchase or redeem with the proceeds of sales of assets to purchase the maximum principal amount of notes and such other pari passu Indebtedness that may be purchased out of the Excess Proceeds. The offer price in any Asset Sale Offer for the notes will be equal to 100% of principal amount plus accrued and unpaid interest and Liquidated Damages, if any, to the date of purchase, and will be payable in cash. If any Excess Proceeds remain after consummation of the purchase of all properly tendered and not withdrawn notes pursuant to an Asset Sale Offer, we may use such remaining Excess Proceeds for any purpose not otherwise prohibited by the indenture. If the aggregate principal amount of notes and other pari passu Indebtedness tendered into such Asset Sale Offer exceeds the amount of Excess Proceeds, the trustee will select the notes and such other pari passu Indebtedness to be purchased on a pro rata basis. Upon completion of each Asset Sale Offer, the amount of Excess Proceeds will be reset at zero.

We will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with each repurchase of notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the Asset Sale provisions of the indenture, we will comply with the applicable securities laws and regulations and will not be deemed to have breached our obligations under the Asset Sale provisions of the indenture by virtue of such conflict.

The Credit Agreement currently prohibits us from purchasing any notes and also provides that asset sale events with respect to us would constitute a default under the Credit Agreement. Any future credit agreements or other agreements relating to Indebtedness to which we become a party may contain similar restrictions and provisions. In the event an Asset Sale occurs at a time when we are prohibited from purchasing notes, we could seek the consent of our lenders to the purchase of notes or could attempt to refinance the borrowings that contain such prohibition. If we do not obtain such a consent or repay such borrowings, we will remain prohibited from purchasing notes. In such case, our failure to purchase tendered notes would constitute an Event of Default under the indenture which would, in turn, constitute a default under such Indebtedness.

Certain Covenants

Restricted Payments

We will not, and will not permit any Restricted Subsidiary to, directly or indirectly:

(1) declare or pay any dividend or make any other payment or distribution (including, without limitation, any payment or distribution in connection with any merger or consolidation involving us or any Restricted Subsidiary) on account of our or any Restricted Subsidiary’s Equity Interests or to the direct or indirect holders of our or any Restricted Subsidiary’s Equity Interests in their capacity as such (other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) of us or to us or a Restricted Subsidiary);

(2) purchase, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any merger or consolidation involving us) any of our or our parent’s Equity Interests;

(3) make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness that is subordinated to the notes (excluding any intercompany Indebtedness between or among us and any of our Restricted Subsidiaries), except a payment of interest or principal at the Stated Maturity thereof; or

(4) make any Restricted Investment (all such payments and other actions set forth in these clauses (1) through (4) above being collectively referred to as “Restricted Payments”),

unless, at the time of and after giving effect to such Restricted Payment:

(1) no Default or Event of Default has occurred and is continuing or would occur as a consequence of such Restricted Payment;

(2) we would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Leverage Ratio test set forth in the first paragraph of the covenant described below under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock;” and

(3) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by us and the Restricted Subsidiaries after the date of the indenture, is less than the sum, without duplication, of:

(a) (i) 100% of our Consolidated Cash Flow (or in the event such Consolidated Cash Flow shall be a deficit, minus 100% of such deficit) for the period (taken as one accounting period) from July 1, 2003 to the end of our most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment, less (ii) 1.5 times our Consolidated Interest Expense for the same period, plus

(b) 100% of the fair market value of the aggregate net proceeds received by us since the date of the indenture as a contribution to our common equity capital or from the issue or sale of Equity Interests of us (excluding Disqualified Stock) or from the issue or sale of convertible or exchangeable Disqualified Stock or convertible or exchangeable debt securities of us that have been converted into or exchanged for such Equity Interests (other than Equity Interests, Disqualified Stock or debt securities sold to a Subsidiary of us); provided that if the fair market value of the aggregate net proceeds received

(after deducting any net cash proceeds) exceeds $10.0 million, the Board of Directors of Holdings or CBD Media LLC shall receive a written opinion from an accounting, appraisal or investment banking firm of national standing as to the fair market value of the aggregate net proceeds, plus

(c) to the extent that any Restricted Investment that was made after the date of the indenture is sold for cash or otherwise liquidated or repaid for cash, the lesser of (i) the cash return with respect to such Restricted Investment (less the cost of disposition, if any) and (ii) the initial amount of such Restricted Investment, plus

(d) any dividends received by us or a Restricted Subsidiary after the date of the indenture from an Unrestricted Subsidiary of ours, to the extent that such dividends were not otherwise included in our Consolidated Net Income for such period; plus

(e) in case, after the date of the indenture, any Unrestricted Subsidiary has been redesignated as a Restricted Subsidiary under the terms of the indenture or has been merged, consolidated or amalgamated with or into, or transfers or conveys assets to, or is liquidated into us or a Restricted Subsidiary, an amount equal to the lesser of (i) the fair market value of the Investments owned by us and the Restricted Subsidiaries in such Unrestricted Subsidiary at the time of redesignation, combination or transfer (or of the assets transferred or conveyed, as applicable) and (ii) such fair market value as of the date on which such Subsidiary was originally designated as an Unrestricted Subsidiary.

The preceding provisions will not prohibit:

(1) the payment of any dividend or other distribution within 60 days after the date of declaration of the dividend, if at the date of declaration the dividend or distribution payment would have complied with the provisions of the indenture;

(2) the redemption, repurchase, retirement, defeasance or other acquisition of any subordinated Indebtedness of us or of any Equity Interests of us in exchange for, or out of the net cash proceeds of the substantially concurrent sale (other than to a Restricted Subsidiary of us) of, Equity Interests of us (other than Disqualified Stock); provided, however, that the amount of any such net cash proceeds that are utilized for any such redemption, repurchase, retirement, defeasance or other acquisition will be excluded from clause (3)(b) of the preceding paragraph;

(3) the defeasance, redemption, repurchase or other acquisition of subordinated Indebtedness of us with the net cash proceeds from an incurrence of Permitted Refinancing Indebtedness; provided, however, that such amounts shall be excluded from the calculation of Restricted Payments;

(4) the payment of any dividend by a Restricted Subsidiary to the holders of its Equity Interests on a pro rata basis; provided, however, that such amounts shall be excluded from the calculation of Restricted Payments;

(5) the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of us or any Restricted Subsidiary held by any of our (or any Restricted Subsidiary’s) employees, former employees, members of the Board of Directors or former members of the Board of Directors pursuant to any agreement (including employment agreements) or plan (or amendments thereto) approved by the Board of Directors of Holdings or CBD Media LLC under which such individuals purchase or sell or are granted the option to purchase or sell, Equity Interests; provided, however, that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests may not exceed, together with Restricted Payments made under clause (8)(ii) below, $1.0 million per fiscal year and up to an aggregate amount of, together with Restricted Payments made under clause (8)(ii) below, $5.0 million during the term of the indenture; provided, however that such purchases, repurchases, redemptions, retirements and other acquisitions for value shall be excluded in the calculation of the amounts of Restricted Payments;

(6) the payment (x) of one or more dividends or other distributions by Holdings in an aggregate amount for all such dividends and distributions not to exceed the net proceeds of this offering and (y) to employees of CBD Media LLC to pay amounts due under the Management Incentive Compensation Plan in an aggregate amount not to exceed $5.0 million; provided that any contributions to Holdings in connection with the Management Incentive Compensation Plan used to make such payments pursuant to this clause (6)(y) will be excluded from clause (3)(b) of the preceding paragraph; provided, however, that any such dividend or distribution payment pursuant to this clause (6) shall be excluded from the calculation of Restricted Payments;

(7) for so long as Holdings is treated as a pass-through or disregarded entity for United States federal income tax purposes or for so long as Holdings or CBD Holdings Finance, Inc. is a member of a consolidated group of corporations for federal income tax purposes, other than as the common parent, Tax Distributions, provided, however, that Tax Distributions shall be excluded in the calculation of the amount of Restricted Payments;

(8) any payment of dividends, other distributions or other amounts to our parent for the purposes set forth below; provided, however, that such dividend, distribution or other amounts will be excluded in the calculation of the amount of Restricted Payments:

(i) to pay franchise taxes and other fees required to maintain its existence, in amounts equal to the amounts required for such purpose;

(ii) to permit our parent to purchase, repurchase, redeem or otherwise acquire for value any of our parent’s Equity Interests held by any of our (or any Restricted Subsidiary’s) employees, former employees, members of the Board of Directors or former Member of the Board of Directors pursuant to any agreement (including employment agreements) or plan (or amendments thereto) approved by the Board of Directors of Holdings, under which such individuals purchase or sell or are granted the option to purchase or sell, Equity Interests; provided, however, that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests may not exceed, together with Restricted Payments made under paragraph (5) above, $1.0 million per fiscal year and up to an aggregate amount of, together with Restricted Payments made under clause (5) above, $5.0 million during the term of the indenture, plus any amounts contributed to us by our parent as a result of resales of such repurchased or acquired Equity Interests; provided any amounts so contributed and used to repurchase, redeem or acquire Equity Interests pursuant to this clause (8)(ii) will be excluded from clause (3)(b) of the preceding paragraph; or

(iii) to pay operating and overhead expenses incurred in the ordinary course of business and allocable to us in an aggregate amount not to exceed $500,000 per fiscal year;

(9) any payments of dividends, other distributions or other amounts by Holdings following the first bona fide underwritten public offering of common Equity Interests by Holdings or its successor of up to 6% per annum of the net proceeds received by Holdings or such successor, as the case may be, from such public offering; provided, however, that (A) the aggregate amount of all such dividends paid pursuant to this clause shall not exceed the aggregate amount of net proceeds received by Holdings or such successor, as the case may be, from such public offering; and (B) such dividends shall be included in the calculation of the amount of Restricted Payments;

(10) other Restricted Payments in an aggregate amount since the date of the Indenture not to exceed $5.0 million; provided, however, that such amounts shall be included in the calculation of Restricted Payments; or

(11) the payment of one or more dividends or other distributions in an aggregate amount for all such dividends and distributions not to exceed (A) the net proceeds of the increase in the amount of term Indebtedness under the Credit Agreement effected pursuant to the Second Credit Agreement Amendment, plus $7.0 million; provided, however, that such amounts shall be included in the calculation of Restricted Payments;

provided, however, that, with respect to clauses (5), (8)(ii), (8)(iii) and (9) above, no Default or Event of Default shall have occurred and be continuing immediately after such transaction.

The amount of all Restricted Payments (other than cash) will be the fair market value on the date of the Restricted Payment of the assets, property or securities proposed to be transferred or issued by us or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment. The fair market value of any assets or securities that are required to be valued by this covenant will be determined by the Board of Directors whose resolution with respect thereto will be conclusive and will be delivered to the trustee. The Board of Directors’ determination must be based upon an opinion or appraisal issued by an accounting, appraisal or investment banking firm of national standing if the fair market value exceeds $10.0 million. Not later than the date of making any Restricted Payment, we will deliver to the trustee an officers’ certificate stating that such Restricted Payment is permitted and setting forth the basis upon which the calculations required by this “Restricted Payments” covenant were computed, together with a copy of any fairness opinion or appraisal required by the indenture.

Incurrence of Indebtedness and Issuance of Preferred Stock

We will not, and will not permit any Restricted Subsidiary to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, “incur”) any Indebtedness (including Acquired Debt), and we will not issue any Disqualified Stock and will not permit any Restricted Subsidiary to issue any shares of preferred stock; provided, however, that (i) we may incur Indebtedness (including Acquired Debt) or issue Disqualified Stock, and (ii) any Restricted Subsidiary may incur Indebtedness (including Acquired Debt) or issue preferred stock, if our Leverage Ratio at the time of incurrence of such Indebtedness or the issuance of such Disqualified Stock or preferred stock, as the case may be, after giving pro forma effect to such incurrence or issuance as of such date and to the use of proceeds therefrom as if the same had occurred at the beginning of the most recently ended four full fiscal quarter period for which internal financial statements are available would have been no greater than 7.5 to 1 if such incurrence is on or prior to the second anniversary of the date of the indenture and 6.75 to 1 if such incurrence is after such date.

The first paragraph of this covenant will not prohibit the incurrence of any of the following items of Indebtedness (collectively, “Permitted Debt”):

(1) the incurrence by us or any Restricted Subsidiary of additional Indebtedness and letters of credit under one or more Credit Facilities, including the Credit Agreement in an aggregate principal amount at any one time outstanding under this clause (1) (with letters of credit being deemed to have a principal amount equal to the maximum potential liability of us and the Restricted Subsidiaries thereunder) not to exceed $165.0 million less the aggregate amount of all Net Proceeds of Asset Sales applied by us or any of our Restricted Subsidiaries since the date of the indenture to repay any term Indebtedness under a Credit Facility or to repay any revolving credit Indebtedness under a Credit Facility and effect a corresponding commitment reduction thereunder pursuant to provisions described above under the caption “—Repurchase at the Option of Holders—Asset Sales” above;

(2) the incurrence by us and the Restricted Subsidiaries of the Existing Indebtedness, including the Existing Subsidiary Notes;

(3) the incurrence by us of Indebtedness represented by the initial notes (and the related exchange notes to be issued in exchange for notes issued under the indenture);

(4) the incurrence by us or any Restricted Subsidiary of Indebtedness represented by Capital Lease Obligations, mortgage financings or purchase money obligations, in each case incurred for the purpose of financing all or any part of the purchase price or cost of construction or improvement of property, plant or equipment used in the business of us or such Restricted Subsidiary, in an aggregate principal amount, including all Permitted Refinancing Indebtedness incurred to refund, refinance or replace any Indebtedness incurred pursuant to this clause (4), not to exceed $5 million at any time outstanding;

(5) the incurrence by us or any Restricted Subsidiary of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to refund, refinance or replace Indebtedness (other than intercompany Indebtedness) that was incurred under the preceding paragraph or clauses (2), (3), (4), (5) or (14) of this paragraph subject in the case of clauses (4) and (14) to the limits therein;

(6) the incurrence by us or any Restricted Subsidiary of intercompany Indebtedness between or among us and any Restricted Subsidiary; provided, however, that:

(a) if we are the obligor on such Indebtedness, such Indebtedness must be expressly subordinated to the prior payment in full in cash of all obligations with respect to the notes; and

(b) (i) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than us or a Restricted Subsidiary and (ii) any sale or other transfer of any such Indebtedness to a Person that is not either us or a Restricted Subsidiary shall be deemed, in each case, to constitute an incurrence of such Indebtedness by us or such Restricted Subsidiary, as the case may be, that was not permitted by this clause (6);

(7) the incurrence by us or any Restricted Subsidiary of Hedging Obligations that are incurred in the ordinary course of business practices for the purpose of fixing or hedging currency, commodity or interest rate risk (including with respect to any floating rate Indebtedness that is permitted by the terms of the Indenture to be outstanding) and not for speculative purposes;

(8) the guarantee by us or any Restricted Subsidiary of Indebtedness of us or a Restricted Subsidiary that was permitted to be incurred by another provision of this “—Incurrence of Indebtedness and Issuance of Preferred Stock” covenant;

(9) the incurrence by our Unrestricted Subsidiaries of Non-recourse Debt; provided, however, that if any such Indebtedness ceases to be Non-recourse Debt of an Unrestricted Subsidiary, such event shall be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary that was not permitted by this clause (9);

(10) Indebtedness incurred by us or any of our Restricted Subsidiaries constituting reimbursement obligations with respect to letters of credit issued in the ordinary course of business, including without limitation to letters of credit in respect to workers’ compensation claims or self-insurance, or other Indebtedness with respect to reimbursement type obligations regarding workers’ compensation claims; provided, however, that upon the drawing of such letters of credit or the incurrence of such Indebtedness, such obligations are reimbursed within 30 days following such drawing or incurrence;

(11) obligations in respect of performance and surety bonds and completion guarantees provided by us or any Restricted Subsidiary in the ordinary course of business;

(12) the incurrence by us or any of our Restricted Subsidiaries of Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently (except in the case of daylight overdrafts) drawn against insufficient funds in the ordinary course of business; provided, however, that such Indebtedness is extinguished within two business days of incurrence;

(13) the issuance of Class C Units to the extent such securities constitute Disqualified Stock; and

(14) the incurrence by us or any Restricted Subsidiary of additional Indebtedness in an aggregate principal amount (or accreted value, as applicable) at any time outstanding, including all Permitted Refinancing Indebtedness incurred to refund, refinance or replace any Indebtedness incurred pursuant to this clause (14), not to exceed $7.5 million.

For purposes of determining compliance with this covenant, in the event that an item of proposed Indebtedness meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (14) above as of the date of incurrence thereof or is entitled to be incurred pursuant to the first paragraph of this covenant as of the date of incurrence thereof, we shall, in our sole discretion, classify in whole or in part on the date of incurrence (or later reclassify in whole or in part) such item of Indebtedness in any manner that complies with this covenant. Indebtedness under the Credit Agreement outstanding on the date on which the notes are first issued (including any amounts drawn to pay dividends) will be deemed to have been incurred on such date in reliance on the exception provided by clause (1) of the definition of Permitted Debt. Accrual of interest or dividends, the accretion or amortization of accreted value, original issue discount or liquidation preference and changes to amounts outstanding in respect of Hedging Obligations solely as a result of fluctuations in foreign currency, exchange ratios or interest rates or by reason of fees, indemnities and compensation payable thereunder and the payment of interest or dividends in the form of additional Indebtedness or Disqualified Stock will not be deemed to be an incurrence of Indebtedness or an issuance of Disqualified Stock for purposes of this covenant.

Liens

We will not, and will not permit any Restricted Subsidiary to, directly or indirectly, create, incur, assume or suffer to exist any Lien of any kind on any asset now owned or hereafter acquired by us or such Restricted Subsidiary securing Indebtedness of Holdings (other than Permitted Liens) unless all payments due under the notes are secured on an equal and ratable basis if such secured Indebtedness is pari passu with the notes, and otherwise, on a senior basis to the Indebtedness so secured until such time as such Indebtedness is no longer secured by a Lien.

Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

We will not, and will not permit any Restricted Subsidiary to, directly or indirectly, create or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to:

(1) pay dividends or make any other distributions on its Capital Stock to us or any Restricted Subsidiary, or with respect to any other interest or participation in, or measured by, its profits, or pay any indebtedness owed to any Restricted Subsidiary;

(2) make loans or advances to us or any Restricted Subsidiary; or

(3) transfer any of its properties or assets to us or any Restricted Subsidiary.

However, the preceding restrictions will not apply to encumbrances or restrictions existing under or by reason of:

(1) agreements governing Existing Indebtedness and Credit Facilities as in effect on the date of the indenture (including the Credit Agreement and the Existing Subsidiary Notes) and any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of those agreements, provided that the amendments, modifications, restatements, renewals, increases, supplements, refundings, replacement or refinancings are no more restrictive, taken as a whole, as determined by the Board of Directors in its reasonable and good faith judgment, with respect to such dividend and other payment restrictions than those contained in those agreements on the date of the indenture;

(2) the indenture and the notes;

(3) applicable law;

(4) any instrument governing Indebtedness or Capital Stock of a Person acquired by us or any Restricted Subsidiary as in effect at the time of such acquisition (except to the extent such Indebtedness or Capital Stock was incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired, provided that, in the case of Indebtedness, such Indebtedness was permitted by the terms of the indenture to be incurred;

(5) customary non-assignment provisions in leases entered into in the ordinary course of business;

(6) purchase money obligations for property acquired in the ordinary course of business that impose restrictions on that property of the nature described in clause (3) of the preceding paragraph;

(7) Permitted Refinancing Indebtedness, provided, however, that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are not materially more restrictive, taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced;

(8) Liens securing Indebtedness otherwise permitted to be incurred under the provisions of the covenant described above under the caption “—Liens” that limit the right of the debtor to dispose of the assets subject to such Liens;

(9) provisions with respect to the disposition or distribution of assets or property in joint venture agreements, asset sale agreements, stock sale agreements and other similar agreements entered into in the ordinary course of business;

(10) restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business;

(11) Indebtedness incurred by any Restricted Subsidiary pursuant to the covenant described above under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock;” provided, however, that the provisions relating to such encumbrances or restrictions are no more restrictive, taken as a whole, as determined by the Board of Directors in its reasonable and good faith judgment, than those contained in the Credit Agreement, the indenture governing the Existing Subsidiary Notes or the indenture, in each case, as in effect on the date of the indenture; and

(12) Indebtedness incurred by us which is pari passu in right of payment with the notes, as applicable, incurred under an indenture pursuant to the covenant described above under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock;” provided, however, that the provisions relating to such encumbrances or restrictions are no more restrictive, taken as a whole, as determined by the Board of Directors in its reasonable and good faith judgment, than those contained in the indenture governing the notes, as in effect on the date of the indenture.

Merger, Consolidation or Sale of Assets

We may not, directly or indirectly: (1) consolidate or merge with or into another Person (whether or not we are the surviving corporation) or (2) sell, assign, transfer, convey or otherwise dispose of all or substantially all of our properties or assets, in one or more related transactions, to another Person; unless:

(1) either: (a) we are the surviving corporation; or (b) the Person formed by or surviving any such consolidation or merger (if other than us) or to which such sale, assignment, transfer, conveyance or other disposition has been made is a corporation or so long as one of the issuers of the notes will remain a corporation, a limited partnership or limited liability company organized or existing under the laws of the United States, any state of the United States or the District of Columbia;

(2) the Person formed by or surviving any such consolidation or merger (if other than us) or the Person to which such sale, assignment, transfer, conveyance or other disposition has been made assumes all the obligations of us, under the notes, the indenture and the registration rights agreement pursuant to a supplemental indenture reasonably satisfactory to the trustee;

(3) immediately after such transaction no Default or Event of Default exists; and

(4) we or the Person formed by or surviving any such consolidation or merger (if other than us), or to which such sale, assignment, transfer, conveyance or other disposition has been made will, on the date of such transaction after giving pro forma effect thereto and any related financing transactions as if the same had occurred at the beginning of the applicable four-quarter period, be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Leverage Ratio test set forth in the first paragraph of the covenant described above under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock.”

In addition, we may not, directly or indirectly, lease all or substantially all of our properties or assets, in one or more related transactions, to any other Person.

Designation of Restricted and Unrestricted Subsidiaries

The Board of Directors may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if that designation would not cause a Default or Event of Default. If a Restricted Subsidiary is designated as an Unrestricted Subsidiary, the aggregate fair market value of all outstanding Investments owned by us and any Restricted Subsidiaries in the Subsidiary properly designated will be deemed to be an Investment made as of the time of the designation and will reduce the amount available for Restricted Payments under either the first paragraph of the covenant described under the caption “—Restricted Payments” above or under the definition of “Permitted Investments”, as determined by us. That designation will only be permitted if the Investment would be permitted at that time and if the Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. The Board of Directors may redesignate any Unrestricted Subsidiary to be a Restricted Subsidiary if the redesignation would not cause a Default or Event of Default.

Any designation of a Subsidiary of us as an Unrestricted Subsidiary will be evidenced to the trustee by us delivering to the trustee a certified copy of the resolution of the Board of Directors giving effect to such designation and an officers’ certificate certifying that such designation complied with the conditions set forth in the definition of “Unrestricted Subsidiary” and was permitted by the covenant described under the caption “—Restricted Payments” above. If, at any time, any Unrestricted Subsidiary would fail to meet the preceding requirements as an Unrestricted Subsidiary, it will thereafter cease to be an Unrestricted Subsidiary for purposes of the indenture and any Indebtedness of such Subsidiary will be deemed to be incurred by a Restricted Subsidiary as of such date and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock” above, we will be in default of such covenant. The Board of Directors may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided, however, that such designation will be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation will only be permitted if (1) such Indebtedness is permitted under the covenant described under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock” above, calculated on a pro forma basis as if such designation had occurred at the beginning of the four-quarter reference period; and (2) no Default or Event of Default would be in existence following such designation.

Transactions with Affiliates

We will not, and will not permit any Restricted Subsidiary to, make any payment to, or sell, lease, transfer or otherwise dispose of any of our or its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate (each, an “Affiliate Transaction”), unless:

(1) the Affiliate Transaction is on terms that are no less favorable to us or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by us or such Restricted Subsidiary with an unrelated Person; and

(2) we deliver to the trustee:

(a) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $5.0 million, a resolution of the Board of Directors set forth in an officers’ certificate certifying that such Affiliate Transaction complies with this covenant and that such Affiliate Transaction has been approved by a majority of the disinterested members of the Board of Directors; and

(b) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $10.0 million, an opinion as to the fairness to the holders of such Affiliate Transaction from a financial point of view issued by an accounting, appraisal or investment banking firm of national standing.

The following items will not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of the prior paragraph:

(1) any employment agreements or arrangements and benefits plans, officer or director indemnification agreements or any similar arrangements, and any transactions contemplated by any of the foregoing relating to the compensation and employee benefits matters, in each case in respect of employees, officers or directors entered into by us or any Restricted Subsidiary in the ordinary course of business;

(2) transactions between or among us and/or the Restricted Subsidiaries;

(3) transactions with a Person that is an Affiliate of us solely because we own an Equity Interest in such Person;

(4) payment of reasonable directors fees to Persons who are not otherwise Affiliates of us;

(5) transactions pursuant to any tax sharing agreement;

(6) transactions pursuant to the Advisory Agreement as in effect on the date of the indenture;

(7) sales of Equity Interests (other than Disqualified Stock) to Affiliates of us;

(8) loans or advances to employees in the ordinary course of business, but in any event, not to exceed $500,000 in the aggregate outstanding at any one time;

(9) the pledge of Equity Interests of Unrestricted Subsidiaries to support the Indebtedness thereof; and

(10) Restricted Payments or Permitted Investments that are permitted by the provisions of the indenture described above under the caption “—Restricted Payments.”

Issuances of Guarantees by Restricted Subsidiaries

Holdings will not permit any of its Restricted Subsidiaries to guarantee, directly or indirectly, any Indebtedness of Holdings which ranks equally with or subordinate in right of payment to the notes (“Guaranteed Indebtedness”), excluding any Guarantee of Indebtedness under a Credit Facility incurred pursuant to clause (1) of the definition of Permitted Debt, unless such Restricted Subsidiary simultaneously executes and delivers a supplemental indenture providing for a Guarantee (a “Subsidiary Guarantee”) of payment of the notes by such Restricted Subsidiary; provided, however, that this paragraph shall not be applicable to any Guarantee of any Restricted Subsidiary that existed at the time such Person became a Restricted Subsidiary and was not incurred in connection with, or in contemplation of, such Person becoming a Restricted Subsidiary. If the Guaranteed Indebtedness:

(a) ranks equally with the notes, then the Guarantee of such Guaranteed Indebtedness shall rank equally with, or be subordinated to, the Subsidiary Guarantee; or

(b) is subordinated to the notes, then the Guarantee of such Guaranteed Indebtedness shall be subordinated to the Subsidiary Guarantee at least to the extent that the Guaranteed Indebtedness is subordinated to the Notes.

Notwithstanding the foregoing, any Subsidiary Guarantee by a Restricted Subsidiary may provide by its terms that it shall be automatically and unconditionally released and discharged upon:

(1) any sale, exchange or transfer, to any Person not (either before or after giving effect to such transaction) an Affiliate of Holdings, of all of Holdings’ and each Restricted Subsidiary’s Capital Stock in, or all or substantially all the assets of, such Restricted Subsidiary, which sale, exchange or transfer is not prohibited by the indenture;

(2) the legal defeasance or release or discharge of the Guarantee of Indebtedness which resulted in the creation of such Subsidiary Guarantee, except a discharge or release by or as a result of payment under such Guarantee; or

(3) if Holdings designates such Restricted Subsidiary that has executed a Subsidiary Guarantee to be an Unrestricted Subsidiary in accordance with the applicable provisions in the indenture.

Business Activities

We will not, and will not permit any Restricted Subsidiary to, engage in any business other than Permitted Businesses, except to such extent as would not be material to us and the Restricted Subsidiaries taken as a whole.

Limitation on CBD Holdings Finance Inc.

Notwithstanding anything to the contrary herein, CBD Holdings Finance, Inc. may not hold any material assets (other than Indebtedness owing to CBD Holdings Finance, Inc. by Holdings and its Restricted Subsidiaries), become liable for any material obligations or engage in any significant business activities (other than treasury, cash management, hedging and cash pooling activities and activities incidental thereto); provided, however, that CBD Holdings Finance, Inc. may be a co-obligor or guarantor with respect to the Credit Agreement and any other Indebtedness if Holdings is an obligor (or guarantor) of such Indebtedness and the net proceeds of such Indebtedness are received by Holdings or one or more of its Restricted Subsidiaries.

For so long as Holdings is not a corporation organized or existing under the laws of the United States, any state of the United States or the District of Columbia, Holdings will not sell or otherwise dispose of any shares of Capital Stock of CBD Holdings Finance, Inc. and will not permit CBD Holdings Finance, Inc., directly or indirectly, to sell or otherwise dispose of any shares of its Capital Stock.

Payments for Consent

We will not, and will not permit any Subsidiary to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any holder of notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the indenture or the notes unless such consideration is offered to be paid and is paid to all holders of the notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

Reports

Whether or not required by the Commission, so long as any notes are outstanding, we will furnish to the trustee for mailing to holders of notes, within the time periods specified in the Commission’s rules and regulations:

(1) all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if we were required to file such Forms, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and, with respect to the annual information only, a report on the annual financial statements by our certified independent accountants; and

(2) all current reports that would be required to be filed with the Commission on Form 8-K if we were required to file such reports.

If we have designated any of our Subsidiaries as Unrestricted Subsidiaries, then the quarterly and annual financial information required by the preceding paragraph will include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes thereto, and in Management’s Discussion and Analysis of Financial Condition and Results of Operations, of the financial condition and results of operations of us and our Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of us.

In addition, following the consummation of the exchange offer contemplated by the registration rights agreement, whether or not required by the Commission, we will file a copy of all of the information and reports referred to in clauses (1) and (2) above with the Commission for public availability within the time periods specified in the Commission’s rules and regulations (unless the Commission will not accept such a filing) and make such information available to securities analysts and prospective investors upon request. In addition, we have agreed that, for so long as any notes remain outstanding, we will furnish to the holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

Events of Default and Remedies

Each of the following is an Event of Default:

(1) default for 30 days in the payment when due of interest on, or Liquidated Damages with respect to, the notes (whether or not prohibited by the subordination provisions of the indenture);

(2) default in payment when due of the principal of or premium, if any, on the notes (whether or not prohibited by the subordination provisions of the indenture);

(3) failure by us to comply with the provisions described under the captions “—Certain Covenants—Merger, Consolidation or Sale of Assets,” “—Repurchase at the Option of Holders—Asset Sales” or “—Repurchase at the Option of Holders—Change of Control;

(4) failure by us or any Restricted Subsidiary for 30 days after notice to comply with the provisions described under the captions “—Certain Covenants—Restricted Payments” or “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock;”

(5) failure by us or any Restricted Subsidiary for 60 days after notice to comply with any of its other agreements in the indenture or the notes;

(6) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by us or any Restricted Subsidiary (or the payment of which is guaranteed by us or any Restricted Subsidiary) whether such Indebtedness or Guarantee now exists, or is created after the date of the indenture, if that default:

(a) is caused by a failure to pay principal of, or interest or premium, if any, on such Indebtedness prior to the expiration of the grace period provided in such Indebtedness on the date of such default (a “Payment Default”); or

(b) results in the acceleration of such Indebtedness prior to its final stated maturity,

and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $10.0 million or more;

(7) failure by us or any of our Subsidiaries to pay final judgments aggregating in excess of $10.0 million, which judgments are not paid, discharged or stayed for a period of 60 days; and

(8) certain events of bankruptcy or insolvency with respect to us or any Restricted Subsidiary that would constitute a Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary.

In the case of an Event of Default arising under clause (8) above, all outstanding notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the trustee or the holders of at least 25% in principal amount of the then outstanding notes may declare all the notes to be due and payable immediately.

Holders of the notes may not enforce the indenture or the notes except as provided in the indenture. Subject to limitations, holders of a majority in principal amount of the then outstanding notes may direct the trustee in its exercise of any trust or power. The trustee may withhold from holders of the notes notice of any continuing Default or Event of Default if it determines that withholding notice is in their interest, except a Default or Event of Default relating to the payment of principal or interest or Liquidated Damages.

The holders of a majority in aggregate principal amount of the notes then outstanding by notice to the trustee may on behalf of the holders of all of the notes waive any existing Default or Event of Default and its consequences under the indenture except a continuing Default or Event of Default in the payment of interest or Liquidated Damages on, or the principal of, the notes (other than the non-payment of interest or Liquidated Damages, if any, on the notes that became due solely because of the acceleration of the notes).

In the case of any Event of Default occurring by reason of any willful action or inaction taken or not taken by or on behalf of us with the intention of avoiding payment of the premium that we would have had to pay if we then had elected to redeem the notes pursuant to the optional redemption provisions of the indenture, an equivalent premium will also become and be immediately due and payable to the extent permitted by law upon the acceleration of the notes. If an Event of Default occurs prior to July 15, 2008, by reason of any willful action (or inaction) taken (or not taken) by or on behalf of us with the intention of avoiding the prohibition on redemption of the notes prior to July 15, 2008, then the premium specified in the indenture will also become immediately due and payable to the extent permitted by law upon the acceleration of the notes.

We are required to deliver to the trustee annually a statement regarding compliance with the indenture. Upon becoming aware of any Default or Event of Default, we are required to deliver to the trustee a statement specifying such Default or Event of Default.

No Personal Liability of Directors, Officers, Employees and Stockholders

No director, officer, employee, incorporator, stockholder, partner or member of us, or any of our Restricted Subsidiaries, as such, will have any liability for any of our obligations under the notes or the indenture, or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of notes by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes. The waiver may not be effective to waive liabilities under the federal securities laws.

Legal Defeasance and Covenant Defeasance

We may, at our option and at any time, elect to have all of our obligations discharged with respect to the outstanding notes (“Legal Defeasance”) except for:

(1) the rights of holders of outstanding notes to receive payments in respect of the principal of, or interest or premium and Liquidated Damages, if any, on such notes when such payments are due from the trust referred to below;

(2) our obligations with respect to the notes concerning issuing temporary notes, registration of notes, mutilated, destroyed, lost or stolen notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(3) the rights, powers, trusts, duties and immunities of the trustee, and our obligations in connection therewith; and

(4) the Legal Defeasance provisions of the indenture.

In addition, we may, at our option and at any time, elect to have our obligations released with respect to covenants that are described in the indenture (“Covenant Defeasance”) and thereafter any omission to comply with those covenants will not constitute a Default or Event of Default with respect to the notes. In the event Covenant Defeasance occurs, events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under “—Events of Default and Remedies” will no longer constitute an Event of Default with respect to the notes.

In order to exercise either Legal Defeasance or Covenant Defeasance:

(1) We must irrevocably deposit with the trustee, in trust, for the benefit of the holders of the notes, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, or interest and premium and Liquidated Damages, if any, on the outstanding notes on the stated maturity or on the applicable redemption date, as the case may be, and we must specify whether the notes are being defeased to maturity or to a particular redemption date;

(2) in the case of Legal Defeasance, we have delivered to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that (a) we have received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the date of the indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel will confirm that, the holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3) in the case of Covenant Defeasance, we have delivered to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that the holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4) no Default or Event of Default has occurred and is continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit);

(5) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than the indenture) to which we or any of our Subsidiaries is a party or by which we or any of our Subsidiaries is bound;

(6) we must deliver to the trustee an officers’ certificate stating that the deposit was not made by us with the intent of preferring the holders of notes over the other creditors of us with the intent of defeating, hindering, delaying or defrauding creditors of us or others; and

(7) we must deliver to the trustee an officers’ certificate and an opinion of counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

Amendment, Supplement and Waiver

Except as provided in the next two succeeding paragraphs, the indenture or the notes may be amended or supplemented with the consent of the holders of at least a majority in principal amount of the notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes), and any existing default or compliance with any provision of the indenture or the notes may be waived with the consent of the holders of a majority in principal amount of the then outstanding notes (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes).

Without the consent of each holder affected, an amendment or waiver may not (with respect to any notes held by a non-consenting holder):

(1) reduce the principal amount of notes whose holders must consent to an amendment, supplement or waiver;

(2) reduce the principal of or change the fixed maturity of any note or alter the provisions with respect to the redemption or repurchase of the notes (including provisions (and applicable definitions) relating to the covenants described above under the caption “—Repurchase at the Option of Holders” other than amendments effective prior to the occurrence of the event that would otherwise give rise to such repurchase obligation);

(3) reduce the rate of or change the time for payment of interest on any note;

(4) waive a Default or Event of Default in the payment of principal of, or interest or premium, or Liquidated Damages, if any, on the notes (except a rescission of acceleration of the notes by the holders of at least a majority in aggregate principal amount of the notes and a waiver of the payment default that resulted from such acceleration);

(5) make any note payable in money other than that stated in the notes;

(6) make any change in the provisions (including applicable definitions) of the indenture relating to waivers of past Defaults or the rights of holders of notes to receive payments of principal of, or interest or premium or Liquidated Damages, if any, on the notes;

(7) waive a redemption or repurchase payment with respect to any note (including a payment required by the provisions described above under the caption “—Repurchase at the Option of Holders”); or

(8) make any change in the amendment and waiver provisions which require each holder’s consent or waiver.

Notwithstanding the preceding, without the consent of any holder of notes, we and the trustee may amend or supplement the indenture or the notes:

(1) to cure any ambiguity, defect or inconsistency or to correct a manifest error;

(2) to provide for uncertificated notes in addition to or in place of certificated notes;

(3) to provide for the assumption of our obligations to holders of notes in the case of a merger or consolidation or sale of all or substantially all of our assets;

(4) to make any change that would provide any additional rights or benefits to the holders of notes or that does not adversely affect the legal rights under the indenture of any such holder;

(5) to comply with requirements of the Commission in order to effect or maintain the qualification of the indenture under the Trust indenture Act;

(6) to comply with the rules of any applicable securities depositary;

(7) to add Guarantees with respect to the notes or to secure the notes;

(8) to add to our covenants for the benefit of the holders of the notes or surrender any right or power conferred upon us;

(9) to evidence and provide for the acceptance and appointment under the indenture of a successor trustee pursuant to the requirements thereof; or

(10) to conform the text of the indenture or the note to any provision of this Description of Notes to the extent that such provision in the Description of Notes was intended to be a verbatim recitation of a provision of the indenture or the notes.

The consent of the holders is not necessary under the indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

After an amendment under the indenture becomes effective, we are required to mail to holders of the notes a notice briefly describing such amendment. However, the failure to give such notice to all holders of the notes, or any defect therein, will not impair or affect the validity of the amendment.

Satisfaction and Discharge

The indenture will be discharged and will cease to be of further effect as to all notes issued thereunder, when:

(1) either:

(a) all notes that have been authenticated, except lost, stolen or destroyed notes that have been replaced or paid and notes for whose payment money has been deposited in trust and thereafter repaid to us, have been delivered to the trustee for cancellation; or

(b) all notes that have not been delivered to the trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or will become due and payable within one year, and we or any Restricted Subsidiary that has executed a Subsidiary Guarantee, have or has, irrevocably deposited or caused to be deposited with the trustee, in trust, solely for the benefit of the holders, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in such amounts as will be sufficient without consideration of any reinvestment of interest, to pay and discharge the entire indebtedness on the notes not delivered to the trustee for cancellation for principal, premium and Liquidated Damages, if any, and accrued interest to the date of maturity or redemption;

(2) no Default or Event of Default has occurred and is continuing on the date of the deposit or will occur as a result of the deposit and the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which we are, or any Restricted Subsidiary that has executed a Subsidiary Guarantee is, a party or by which we are, or any Restricted Subsidiary that has executed a Subsidiary Guarantee is, bound;

(3) we or any Restricted Subsidiary that has executed a Subsidiary Guarantee have or has paid or caused to be paid all sums payable by us or such Restricted Subsidiary under the indenture; and

(4) we have delivered irrevocable instructions to the trustee under the indenture to apply the deposited money toward the payment of the notes at maturity or the redemption date, as the case may be.

In addition, we must deliver an officers’ certificate and an opinion of counsel to the trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Concerning the Trustee

If the trustee becomes a creditor of us or any Restricted Subsidiary that has executed a Subsidiary Guarantee, the indenture limits its right to obtain payment of claims in certain cases, or to realize on property received in respect of any such claim as security or otherwise. The trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest, it must (i) eliminate such conflict within 90 days, (ii) apply to the Commission for permission to continue or (iii) resign.

The holders of a majority in principal amount of the then outstanding notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee, subject to exceptions. The indenture provides that in case an Event of Default occurs and is continuing, the trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any holder of notes, unless such holder has offered to the trustee security and indemnity satisfactory to it against any loss, liability or expense.

Where You Can Obtain Additional Information

Anyone who receives this prospectus may obtain a copy of the indenture and the registration rights agreement without charge by writing to CBD Media Holdings LLC, 312 Plum Street, Suite 900, Cincinnati, OH 45202, Attention: Chief Financial Officer.

Registration Rights; Liquidated Damages

We have filed a registration statement to comply with our obligations under the registration rights agreement to register the issuance of the exchange notes. See “The Exchange Offer.”

Certain Definitions

Set forth below are certain defined terms used in the indenture. Reference is made to the indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

“Acquired Debt” means, with respect to any specified Person:

(1) Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Subsidiary of such specified Person, whether or not such Indebtedness is incurred in connection with, or in contemplation of, such other Person merging with or into, or becoming a Subsidiary of, such specified Person; and

(2) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

“Advisory Agreement” means that certain Advisory Agreement, dated March 8, 2002, by and between CBD Media LLC and Applegate & Collatos, Inc., including any amendments, modifications or supplements thereto or letters of instructions, through the date of the indenture, provided that any payments made thereunder may be made directly by CBD Media LLC or indirectly through us or any of our Subsidiaries.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control,” as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided that beneficial ownership of 10% or more of the Voting Stock of a Person will be deemed to be control. For purposes of this definition, the terms “controlling,” “controlled by” and “under common control with” have correlative meanings.

“Asset Sale” means:

(1) the sale, lease, transfer, conveyance or other disposition of any assets or rights, provided, however, that the sale, lease, transfer, conveyance or other disposition of all or substantially all of the assets of us and the Restricted Subsidiaries taken as a whole will be governed by the provisions of the indenture described above under the caption “—Repurchase at the Option of Holders—Change of Control” and/or the provisions described above under the caption “—Certain Covenants—Merger, Consolidation or Sale of Assets” and not by the provisions described under the caption “—Repurchase at the Option of the Holders—Asset Sales”; and

(2) the sale or issuance of Equity Interests in any Restricted Subsidiary.

Notwithstanding the preceding, the following items will not be deemed to be Asset Sales:

(1) any single transaction or series of related transactions that involves assets having a fair market value of less than $1.0 million or for net cash proceeds of less than $1.0 million;

(2) a sale, lease, transfer, conveyance or other disposition of assets between or among us and the Restricted Subsidiaries;

(3) a sale, lease, transfer, conveyance or other disposition of inventory or accounts receivable in the ordinary course of business;

(4) the sale or other disposition of cash or Cash Equivalents in the ordinary course of business;

(5) any sale of Equity Interests in or Indebtedness of or other securities of an Unrestricted Subsidiary;

(6) an issuance of Equity Interests by a Restricted Subsidiary to us or to another Restricted Subsidiary;

(7) sales of property or equipment that has become worn out, obsolete or damaged or otherwise unsuitable for use in connection with our business or the business of any of our Restricted Subsidiaries;

(8) the license of patents, trademarks, copyrights and know-how to third persons in the ordinary course of business; and

(9) a Restricted Payment that is permitted by the covenant described above under the caption “—Certain Covenants—Restricted Payments” or any Permitted Investment.

“Beneficial Owner” has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular “person” (as that term is used in Section 13(d)(3) of the Exchange Act), such “person” will be deemed to have beneficial ownership of all securities that such “person” has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition. The terms “Beneficially Owns” and “Beneficially Owned” have a corresponding meaning.

“Board of Directors” means:

(1) with respect to a corporation, the board of directors of the corporation or any committee thereof duly authorized to act on behalf of such board;

(2) with respect to a partnership, the Board of Directors of the general partner of the partnership;

(3) with respect to any limited liability company (including Holdings and CBD Media LLC for so long as each is a limited liability company), the managing member or members or any controlling committee of members or body designated as the board of directors of the limited liability company; and

(4) with respect to any other Person, the board or committee of such Person serving a similar function.

“Capital Lease Obligation” means, at the time any determination is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet in accordance with GAAP, and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be prepaid by the lessee without payment of a penalty.

“Capital Stock” means:

(1) in the case of a corporation, corporate stock;

(2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

(4) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

“Cash Equivalents” means:

(1) United States dollars;

(2) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality of the United States government (provided that the full faith and credit of the United States is pledged in support of those securities) having maturities of not more than six months from the date of acquisition;

(3) certificates of deposit and eurodollar time deposits with maturities of six months or less from the date of acquisition, bankers’ acceptances with maturities not exceeding six months and overnight bank deposits, in each case, with any lender party to the Credit Agreement or with any domestic commercial bank having capital and surplus in excess of $500.0 million and a Thomson Bank Watch Rating of “B” or better;

(4) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above;

(5) commercial paper having the highest rating obtainable from Moody’s Investors Service, Inc. or Standard & Poor’s Rating Services and in each case maturing within six months after the date of acquisition; and

(6) money market funds at least 95% of the assets of which constitute Cash Equivalents of the kinds described in clauses (1) through (5) of this definition.

“Change of Control” means the occurrence of any of the following:

(1) the direct or indirect sale, transfer, lease, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of us and the Restricted Subsidiaries, taken as a whole, to any “person” (as that term is used in Section 13(d)(3) of the Exchange Act) other than a Principal or a Related Party of a Principal;

(2) the adoption of a plan relating to the liquidation or dissolution of us provided if the adoption of such plan is required to be approved by our equityholders, a Change of Control will only occur upon the adoption of such plan by our equityholders;

(3) the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any “person” (as defined above), other than the Principals and their Related Parties, becomes the Beneficial Owner, directly or indirectly, of more than 50% of the Voting Stock of us, measured by voting power rather than number of shares or Equity Interests; or

(4) the first day on which a majority of the members of our Board of Directors, or of the Board of Directors of our direct or indirect parent, are not Continuing Directors.

“Class C Unit” means the Class C Units issued under the limited liability agreement of Holdings with such terms as are set forth in such agreement on the date of the indenture.

“Code” means the Internal Revenue Code of 1986, as amended.

“Commission” means the Securities and Exchange Commission or any successor agency.

“Consolidated Cash Flow” means, with respect to any specified Person for any period, the Consolidated Net Income of such Person for such period plus:

(1) an amount equal to any extraordinary loss plus any net loss, together with any related provision for taxes or Tax Distributions, realized by such Person or any of its Restricted Subsidiaries in connection with (a) an Asset Sale, or (b) the disposition of any securities by such Person or any of its Restricted Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Restricted Subsidiaries, to the extent such losses were deducted in computing such Consolidated Net Income; plus

(2) provision for taxes based on income or profits or the Tax Distributions of such Person and its Restricted Subsidiaries for such period, to the extent that such provision for taxes or the Tax Distributions was deducted in computing such Consolidated Net Income; plus

(3) Consolidated Interest Expense of such Person and its Restricted Subsidiaries for such period, to the extent that any such expense was deducted in computing such Consolidated Net Income; plus

(4) depreciation, amortization (including amortization of intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) and other non-cash expenses (excluding any such non-cash expense to the extent that it represents an accrual of or reserve for cash expenses in any future period) of such Person and its Restricted Subsidiaries for such period to the extent that such depreciation, amortization and other non-cash expenses were deducted in computing such Consolidated Net Income; plus

(5) (x) any other non-cash items reducing Consolidated Net Income, including compensation expense resulting from distributions or other payments by us or our Affiliates (other than us) to management holders of our equity interests (but excluding any non-cash charges which require an accrual of or a cash reserve for cash charged for any future period) of such Person and its Restricted Subsidiaries and (y) any payments by Holdings in connection with the Management Incentive Compensation Plan to the extent funded by contributions to Holdings by CBD Investor Inc. or its Affiliates; plus

(6) non-capitalized charges related to the Recapitalization or aborted equity or debt offerings or acquisitions prior to the date of the indenture in an amount not to exceed $1.9 million; minus

(7) non-cash items increasing such Consolidated Net Income for such period, other than (a) the accrual of revenue in the ordinary course of business and (b) any reversal of any non-cash item to the extent such reversed non-cash item previously reduced an addition to Consolidated Cash Flow pursuant to the parenthetical to clause (5) above, in each case, on a consolidated basis and determined in accordance with GAAP.

“Consolidated Interest Expense” means, with respect to any Person for any period, the sum, without duplication, of:

(1) the consolidated interest expense of such Person and the Restricted Subsidiaries for such period, whether paid or accrued (including, without limitation, amortization of original issued discount, non-cash interest payments, the interest component of any deferred payment obligation, the interest component of all payments associated with Capital Lease Obligations, commission, discounts and other fees and charges incurred in respect of letters of credit or bankers acceptance financings, and net payments (if any) pursuant to Hedging Obligations);

(2) the consolidated interest expense of such Person and the Restricted Subsidiaries that was capitalized during such period;

(3) any interest expense on Indebtedness of another Person that is guaranteed by such Person or any of its Restricted Subsidiaries or secured by a Lien on assets of such Person or any of the Restricted Subsidiaries (whether or not such guarantee or Lien is called upon); and

(4) the product of:

(a) all cash dividend payments (and non-cash dividend payments in the case of a Person that is a Restricted Subsidiary) on any series of preferred Equity Interests or Disqualified Stock (other than Class C Units of Holdings) of such Person or its Restricted Subsidiaries, times

(b) a fraction, the numerator of which is one and the denominator of which is one minus the then-current combined federal, state and local statutory tax rate of such Person (or, in the case of a Person that is a partnership or a limited liability company, the combined federal, state and local income tax rate that was or would have been utilized to calculate the Tax Distribution of such Person), expressed as a decimal, in each case, on a consolidated basis and in accordance with GAAP.

“Consolidated Net Income” means, with respect to any specified Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided that:

(1) the Net Income (but not the loss) of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting will be included only to the extent of the amount of dividends or distributions paid in cash to the specified Person or a Restricted Subsidiary;

(2) the Net Income of any Restricted Subsidiary will be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders; provided, however, that, notwithstanding the foregoing, the amount of Net Income excluded from Consolidated Net Income as a result of this clause (2) shall be included in Consolidated Net Income to the extent that such restrictions are permitted under the covenant described above under the caption “Certain Covenants—Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries” with respect to such person;

(3) the Net Income of any Person acquired in a pooling of interests transaction for any period prior to the date of such acquisition will be excluded; and

(4) the cumulative effect of a change in accounting principles will be excluded.

“Continuing Directors” means, as of any date of determination, any member of the Board of Directors of an entity who:

(1) was a member of such Board of Directors on the date of the indenture; or

(2) was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board of Directors at the time of such nomination or election.

“Credit Agreement” means that certain Credit Agreement, dated as of June 13, 2003, as amended through the date of the indenture, by and among us, CBD Media LLC and the Lenders thereto, providing for up to $160.0 million of term loan borrowings and $5.0 million of revolving credit borrowings, including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, and in each case as amended, modified, renewed, refunded, replaced or refinanced from time to time.

“Credit Facilities” means, one or more debt facilities (including, without limitation, the Credit Agreement) or commercial paper facilities, in each case with banks or other institutional lenders providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit, in each case, as amended, restated, modified, renewed, refunded, replaced or refinanced in whole or in part from time to time and any other agreement (and related document) governing Indebtedness incurred to refinance, in whole or in part, the borrowings and commitments then outstanding or permitted to be outstanding under such Credit Facility or a successor Credit Facility, whether by the same or any other lender or group of lenders (including pursuant to indebtedness issued pursuant to an indenture).

“Default” means any event that is, or with the passage of time or the giving of notice would be, an Event of Default.

“Disqualified Stock” means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case at the option of the holder of the Capital Stock), or upon the happening of any event (other than an optional call for redemption by us), matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder of the Capital Stock, in whole or in part, on or prior to the date that is 91 days after the date on which the notes mature. Notwithstanding the preceding sentence, any Capital Stock that would constitute Disqualified Stock solely because the holders of the Capital Stock have the right to require us to repurchase such Capital Stock upon the occurrence of a change of control or an asset sale will not constitute Disqualified Stock if the terms of such Capital Stock provide that we may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with the covenant described above under the caption “—Certain Covenants—Restricted Payments.”

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

“Equity Offering” means a sale of common Equity Interests of us or a contribution to our common equity capital with the net cash proceeds of a substantially concurrent offering of common Equity Interests of our parent, excluding Disqualified Stock.

“Existing Indebtedness” means the Indebtedness of us and our Subsidiaries (other than Indebtedness under the Credit Agreement) in existence on the date of the indenture, including the Existing Subsidiary Notes, until such amounts are repaid.

“Existing Subsidiary Notes” means the $150.0 million aggregate principal amount of 8 5/8% Senior Subordinated Notes due 2011 issued by CBD Media LLC and CBD Finance, Inc. pursuant to an indenture dated as of June 13, 2003.

“GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect on the date of the indenture.

“guarantee” means a guarantee, other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness.

“Hedging Obligations” means, with respect to any specified Person, the obligations of such Person under:

(1) interest rate swap agreements, interest rate cap agreements and interest rate collar agreements; and

(2) other agreements or arrangements designed to protect such Person against fluctuations in interest rates.

“Income Tax Liabilities” means an amount determined by multiplying (a) all taxable income and gains of Holdings and its Restricted Subsidiaries for such taxable year by (b) forty-four percent (44%) or, if there is a change in applicable federal, state or local tax rates, such other rates as the Chief Financial Officer of Holdings determines in good faith to be a reasonable approximation of the effective combined federal, state and local income taxation rates generally payable by us, our owners or the Restricted Subsidiaries with respect to the income and gains of Holdings and its Restricted Subsidiaries.

“Indebtedness” means, with respect to any specified Person, any indebtedness of such Person, whether or not contingent:

(1) in respect of borrowed money;

(2) evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof);

(3) in respect of banker’s acceptances;

(4) representing Capital Lease Obligations;

(5) representing the balance deferred and unpaid of the purchase price of any property, except any such balance that constitutes an accrued expense or trade payable; or

(6) representing any Hedging Obligations,

if and to the extent any of the preceding items (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet of the specified Person prepared in accordance with GAAP. In addition, the term “Indebtedness” includes all Indebtedness of others secured by a Lien on any asset of the specified Person (whether or not such Indebtedness is assumed by the specified Person) and, to the extent not otherwise included, the Guarantee by the specified Person of any indebtedness of any other Person.

The amount of any Indebtedness outstanding as of any date will be:

(1) the accreted value of the Indebtedness, in the case of any Indebtedness issued with original issue discount; and

(2) the principal amount of the Indebtedness, together with any interest on the Indebtedness that is more than 30 days past due, in the case of any other Indebtedness.

“Investments” means, with respect to any Person, all direct or indirect investments by such Person in other Persons (including Affiliates) in the forms of loans (including Guarantees or other obligations), advances or capital contributions (excluding commission, travel, relocation and similar advances to officers and employees made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP. If we or any of our Restricted Subsidiaries sells or otherwise disposes of any Equity Interests of any direct or indirect Restricted Subsidiary of us such that, after giving effect to any such sale or disposition, such Person is no longer a Restricted Subsidiary of us, we will be deemed to have made an Investment on the date of any such sale or disposition equal to the fair market value of the Equity Interests of such Restricted Subsidiary not sold or disposed of in an amount determined as provided in the final paragraph of the covenant described above under the caption “—Certain Covenants—Restricted Payments.” The acquisition by us or any Restricted Subsidiary of us of a Person that holds an Investment in a third Person will be deemed to be an Investment by us or such Subsidiary in such third Person in an amount equal to the fair market value of the Investment held by the acquired Person in such third Person in an amount determined as provided in the final paragraph of the covenant described above under the caption “—Certain Covenants—Restricted Payments.”

“Leverage Ratio” means the ratio of:

(a) the aggregate principal amount of our outstanding Indebtedness and the Indebtedness of the Restricted Subsidiaries plus the amount of all obligations in respect of the repayment of Disqualified Stock (other than Class C Units) and the liquidation preference of preferred stock of Restricted Subsidiaries as of the date of calculation in accordance with GAAP, to

(b) our aggregate Consolidated Cash Flow for the last four full fiscal quarters for which financial statements are available and have been filed with the Commission or the trustee pursuant to “—Reports” (the “Reference Period”).

For purposes of this definition, the aggregate outstanding principal amount of the Indebtedness, the repayment obligations and liquidation preference amount of us and the Restricted Subsidiaries for which such calculation is made shall be determined on a pro forma basis as if the Indebtedness or capital stock giving rise to the need to perform such calculation had been incurred and issued and the proceeds therefrom had been applied, and all other transactions in respect of which such Indebtedness is being incurred or capital stock is being issued, had occurred on the first day of such Reference Period. In addition to the foregoing, for purposes of this definition, the Leverage Ratio shall be calculated on a pro forma basis, after giving effect to (i) any incurrence (and the application of the proceeds therefrom) or repayment of other Indebtedness or issuance of Disqualified Stock or preferred stock of a Restricted Subsidiary (and the application of the proceeds therefrom) or the redemption of such stock at any time subsequent to the beginning of the Reference Period and on or prior to the date of determination as if such incurrence (and the application of the proceeds thereof), or the repayment, as the case may be, occurred on the first day of the Reference Period, and (ii) any acquisition or disposition at any time on or subsequent to the first day of the Reference Period and on or prior to the date of determination as if such acquisition or disposition (including the incurrence, assumption or liability for, or repayment of, any such

Indebtedness or capital stock and also including any Consolidated Cash Flow associated with such acquisition or disposition) had occurred on the first day of the Reference Period. For purposes of this definition, whenever pro forma effect is to be given to a transaction, the pro forma calculations shall be determined in good faith by a responsible financial or accounting officer of us and shall comply with the requirements of Rule 11-02 of Regulation S-X promulgated by the Commission.

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction.

“Management Incentive Compensation Plan” means that certain incentive compensation program for the benefit of employees of CBD Media LLC to be funded by contributions from CBD Investor Inc. or its Affiliates.

“Net Income” means, with respect to any specified Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends, excluding, however:

(1) any gain (or loss), together with any related provision for taxes or Tax Distributions on such gain (or loss), realized in connection with: (a) any Asset Sale; or (b) the disposition of any securities by such Person or any of its Restricted Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Restricted Subsidiaries; and

(2) any extraordinary gain (or loss), together with any related provision for taxes or Tax Distributions on such extraordinary gain (or loss).

“Net Proceeds” means the aggregate cash proceeds received by us or any Restricted Subsidiary in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale but only as and when received), net of the direct costs relating to such Asset Sale, including, without limitation, legal, accounting and investment banking fees, and sales commissions, recording fees, title transfer fees, appraiser fees, costs of preparation of assets for sale and any relocation expenses incurred as a result of the Asset Sale, taxes or Tax Distributions paid or payable as a result of the Asset Sale, in each case, after taking into account any available tax credits or deductions and any tax sharing arrangements, and amounts required to be applied to the repayment of Indebtedness secured by a Lien on the asset or assets that were the subject of such Asset Sale, all distribution and other payments required to be made to minority interest holders in Restricted Securities or joint ventures as a result of the Asset Sale and any reserve for adjustment in respect of the sale price of such asset or assets established in accordance with GAAP.

“Non-recourse Debt” means Indebtedness:

(1) as to which neither the Company nor any Restricted Subsidiary (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness), (b) is directly or indirectly liable as a guarantor or otherwise, or (c) constitutes the lender;

(2) no default with respect to which (including any rights that the holders thereof may have to take enforcement action against an Unrestricted Subsidiary) would permit upon notice, lapse of time of both any holder of any other Indebtedness (other than the notes) of the Company or any of its Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its stated maturity; and

(3) as to which the lenders have been notified in writing that they will not have any recourse to the stock or assets of the Company or any Restricted Subsidiary;

provided, however, that in no event shall Indebtedness of any Unrestricted Subsidiary fail to be Non-Recourse Debt solely as a result of any default provisions contained in a Guarantee thereof by us or any Restricted Subsidiary if we or that Restricted Subsidiary was otherwise permitted to incur that Guarantee pursuant to the indenture.

“Permitted Business” means the business conducted by us and the Restricted Subsidiaries on the date of the indenture and the businesses reasonably related incidental or ancillary thereto.

“Permitted Investments” means:

(1) any Investment in us or in a Restricted Subsidiary;

(2) any Investment in Cash Equivalents;

(3) any Investment by us or any Restricted Subsidiary in a Person, if as a result of such Investment:

(a) such Person becomes a Restricted Subsidiary; or

(b) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, us or a Subsidiary of us;

(4) any Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption “—Repurchase at the Option of Holders—Asset Sales”;

(5) any acquisition of assets or Investment solely in exchange for the issuance of Equity Interests (other than Disqualified Stock) of us or made with the proceeds of a substantially concurrent sale of such Equity Interests (other than Disqualified Stock) made for such purpose;

(6) any Investments received in compromise of obligations of such persons incurred in the ordinary course of trade creditors or customers that were incurred in the ordinary course of business, including pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of any trade creditor or customer;

(7) Hedging Obligations;

(8) other Investments in any Person having an aggregate fair market value (measured on the date each such investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (8) since the date of the indenture that remains outstanding not to exceed $5.0 million at any one time;

(9) loans and advances to officers, members of the Board of Directors and employees which would otherwise constitute Restricted Investments in an aggregate amount not to exceed $500,000 extended during any one fiscal year or $1.0 million outstanding at one time;

(10) Guarantees that constitute Permitted Debt;

(11) Investments of any Person (other than Indebtedness of such Person) in existence at the time such Person becomes a Restricted Subsidiary of ours; provided such Investment was not made in connection with or in anticipation of such Person becoming a Restricted Subsidiary; and

(12) advances, loans or extensions of credit to suppliers in the ordinary course of business by us or any Restricted Subsidiary.

“Permitted Liens” means:

(1) Liens in favor of us;

(2) Liens securing Indebtedness under the Credit Agreement, including Hedging Obligations with respect thereto;

(3) Liens on property of a Person existing at the time such Person is merged with or into or consolidated with us or any Subsidiary of us; provided that such Liens were in existence prior to the contemplation of such merger or consolidation and do not extend to any assets other than those of the Person merged into or consolidated with us or the Subsidiary;

(4) Liens on property existing at the time of acquisition of the property by us or any Subsidiary of us, provided that such Liens were in existence prior to the contemplation of such acquisition;

(5) Liens to secure the performance of statutory obligations, surety or appeal bonds, performance bonds or other obligations of a like nature incurred in the ordinary course of business;

(6) Liens to secure Indebtedness (including Capital Lease Obligations) permitted by clause (4) of the second paragraph of the covenant described under “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock” covering only the assets acquired with such Indebtedness;

(7) Liens existing on the date of the indenture;

(8) Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded, provided that any reserve or other appropriate provision as is required in conformity with GAAP has been made therefor; and

(9) Liens incurred in the ordinary course of business of us or any Restricted Subsidiary of us with respect to obligations that do not exceed $1.0 million at any one time outstanding.

“Permitted Refinancing Indebtedness” means any Indebtedness of us or any Restricted Subsidiary issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, repay, replace, defease, retire, prepay or refund other Indebtedness of us or any Restricted Subsidiary (other than intercompany Indebtedness); provided, however, that:

(1) the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) of the Indebtedness extended, refinanced, repaid, renewed, replaced, defeased, retired, prepaid or refunded (plus all accrued interest on the Indebtedness and the amount of all expenses and premiums incurred in connection therewith);

(2) such Permitted Refinancing Indebtedness has a final maturity date equal to or later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being extended, refinanced, renewed, prepaid, replaced, defeased, retired, prepaid or refunded;

(3) if the Indebtedness being extended, refinanced, renewed, repaid, replaced, defeased, retired, prepaid or refunded is subordinated in right of payment to the notes, such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and is subordinated in right of payment to, the notes on terms at least as favorable to the holders of notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, repaid, replaced, defeased, retired, prepaid or refunded; and

(4) such Indebtedness is incurred either by us or by the Restricted Subsidiary that is the obligor on the Indebtedness being extended, refinanced, renewed, repaid, replaced, defeased, retired, prepaid or refunded.

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.

“Principals” means Spectrum Equity Investors and its Affiliates and any Person acting in the capacity of an underwriter in connection with a public or private offering of an Issuer’s or Holding’s Equity Interests.

“Recapitalization” refers to the recapitalization undertaken by CBD Media LLC in June and July of 2003 as described in this prospectus under the caption “Selected Historical Financial Data.”

“Related Party” means:

(1) any controlling equityholder, 80% (or more) owned Subsidiary, or immediate family member (in the case of an individual) of any Principal; or

(2) any trust, corporation, partnership or other entity, the beneficiaries, stockholders, partners, owners or Persons beneficially holding an 80% or more controlling interest of which consist of any one or more Principals and/or such other Persons referred to in the immediately preceding clause (1).

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Subsidiary” means all of our current and future Subsidiaries, other than Unrestricted Subsidiaries.

“Second Credit Agreement Amendment” means that certain Second Amendment to Credit Agreement, dated as of October 25, 2004, among us, CBD Media LLC and the Lenders thereto.

“Significant Subsidiary” means any Subsidiary that would be a “significant subsidiary” as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such Regulation is in effect on the date hereof.

“Stated Maturity” means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which the payment of interest or principal was scheduled to be paid in the original documentation governing such Indebtedness, and will not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

“Subsidiary” means, with respect to any specified Person:

(1) any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees of the corporation, association or other business entity is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(2) any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are that Person or one or more Subsidiaries of that Person (or any combination thereof).

“Tax Distribution” means any distribution by Holdings or its Restricted Subsidiaries to its direct or indirect owners which (i) with respect to quarterly estimated payments due in each calendar year shall be equal to twenty-five percent (25%) of the Income Tax Liabilities for such calendar year as estimated in writing by our chief financial officer, (ii) with respect to tax payments to be made with income tax returns filed for an entire taxable period or with respect to adjustments to such returns imposed by the Internal Revenue Service or other taxing authority, shall be equal to the Income Tax Liabilities for each taxable year or period minus the aggregate amount distributed for such taxable year or period as provided in clause (i) above and (iii) with respect to taxes not determined by reference to income, represents that amount of any such taxes imposed on a direct or indirect owner of Holdings as a result of such owner’s ownership of the equity of Holdings.

“Unrestricted Subsidiary” means any Subsidiary of us (or any successor to any of them) that is designated by the Board of Directors as an Unrestricted Subsidiary pursuant to a Board Resolution, but only to the extent that such Subsidiary:

(1) has no Indebtedness other than Non-Recourse Debt;

(2) is not party to any agreement, contract, arrangement or understanding with us or any Restricted Subsidiary of us unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to us or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of us;

(3) is a Person with respect to which neither we nor any of our Restricted Subsidiaries has any direct or indirect obligation (a) to subscribe for additional Equity Interests or (b) to maintain or preserve such Person’s financial condition or to cause such Person to achieve any specified levels of operating results;

(4) has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of us or any Restricted Subsidiary; and

(5) has at least one director on its Board of Directors that is not a director or executive officer of us or any Restricted Subsidiary and has at least one executive officer that is not a director or executive officer of us or any Restricted Subsidiary.

“Voting Stock” of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

(1) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect of the Indebtedness, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

(2) the then outstanding principal amount of such Indebtedness.

BOOK-ENTRY; DELIVERY AND FORM

The exchange notes will be issued in the form of one or more fully registered notes in global form (“Global Notes”). Ownership of beneficial interests in a Global Note will be limited to persons who have accounts with DTC (“participants”) or persons who hold interests through participants. Ownership of beneficial interests in a Global Note will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants).

So long as DTC, or its nominee, is the registered owner or holder of a Global Note, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the notes represented by such Global Note for all purposes under the indenture and the exchange notes. No beneficial owner of an interest in a Global Note will be able to transfer that interest except in accordance with DTC’s applicable procedures, in addition to those provided for under the indenture.

Payments of the principal of, and interest on, a Global Note will be made to DTC or its nominee, as the case may be, as the registered owner thereof. None of the issuers, the Trustee or any Paying Agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a Global Note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

We expect that DTC or its nominee, upon receipt of any payment of principal or interest in respect of a Global Note, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Note as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in such Global Note held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants.

Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and will be settled in same-day funds.

We expect that DTC will take any action permitted to be taken by a holder of exchange notes (including the presentation of exchange notes for exchange as described below) only at the direction of one or more participants to whose account the DTC interests in a Global Note is credited and only in respect of such portion of the aggregate principal amount of exchange notes as to which such participant or participants has or have given such direction. However, if there is an Event of Default under the notes, DTC will exchange the applicable Global Note for Certificated Notes, which it will distribute to its participants.

We understand that: DTC is a limited purpose trust company organized under the laws of the State of New York, a “banking organization” within the meaning of New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the Uniform Commercial Code and a “Clearing Agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies and other organizations that clear through or maintain a custodial relationship with a participant, either directly or indirectly (“indirect participants”).

Although DTC is expected to follow the foregoing procedures in order to facilitate transfers of interests in a Global Note among participants of DTC, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither the issuers nor the Trustee will have any responsibility for the performance by DTC or its respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

If DTC is at any time unwilling or unable to continue as a depositary for the Global Notes and a successor depositary is not appointed by the issuers within 90 days, we will issue Certificated Notes in exchange for the Global Notes. Holders of an interest in a Global Note may receive Certificated Notes in accordance with the DTC’s rules and procedures in addition to those provided for under the indenture.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a summary of material United States federal income tax considerations relevant to the exchange of the outstanding notes for the exchange notes pursuant to this exchange offer, but does not purport to be a complete analysis of all the potential tax effects. This discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), United States Treasury Regulations issued thereunder, Internal Revenue Service rulings and pronouncements and judicial decisions now in effect. These authorities may be changed, perhaps with retroactive effect, so as to result in United States federal income tax consequences different from those set forth below. We have not sought any ruling from the Internal Revenue Service with respect to the matters discussed below. There can be no assurance that the Internal Revenue Service will not take a different position concerning the tax consequences of the exchange of the outstanding notes for the exchange notes pursuant to this exchange offer or that any such position would not be sustained.

This discussion assumes that the notes are held as capital assets (i.e., generally held for investment) and holders purchase the notes for cash at original issue and at their “issue price” within the meaning of section 1273 of the Code (i.e., the first price at which a substantial amount of notes is sold to the public for cash). This discussion only applies to you if you exchange your outstanding notes for the exchange notes in the exchange offer. Moreover, the effect of any applicable state, local, foreign or other tax laws, including gift and estate tax laws, is not discussed. In addition, this discussion does not address all of the United States federal income tax consequences that may be applicable to holders’ particular circumstances or to holders that may be subject to special tax rules, including, without limitation:

•	holders subject to the alternative minimum tax;

•	banks, insurance companies, or other financial institutions;

•	tax-exempt organizations;

•	regulated investment companies;

•	real estate investment trusts;

•	retirement plans;

•	dealers in securities or commodities;

•	brokers;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	expatriates and former long-term residents of the United States;

•	persons that will hold the notes as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction; or

•	persons deemed to sell the notes under the constructive sale provisions of the Code.

If a holder is an entity treated as a partnership or other pass-through entity for United States federal income tax purposes, the tax treatment of a partner in such partnership or a member in such entity will generally depend upon the status of the partner or member and the activities of the partnership or other entity. Partnerships or other pass-through entities that hold our notes, and partners in such partnerships or members in such other entities, should consult their tax advisors regarding the tax consequences of the exchange of the outstanding notes for the exchange notes pursuant to this exchange offer.

This discussion of material United States federal tax consequences is for general information only and is not tax advice. You are urged to consult your tax advisor with respect to the application of United States federal income tax laws to your particular situation as well as the application of any state, local, foreign or other tax laws, including gift and estate tax laws, and any tax treaties or any tax consequences arising under the laws of any state, local, foreign or other taxing jurisdiction.

The Exchange

The exchange of the outstanding notes for the exchange notes in the exchange offer will not be treated as an “exchange” for federal income tax purposes, because the exchange notes will not be considered to differ materially in kind or extent from the outstanding notes. Accordingly, the exchange of outstanding notes for exchange notes will not be a taxable event to holders for federal income tax purposes.

PLAN OF DISTRIBUTION

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for outstanding notes where such outstanding notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of at least 90 days after consummation of the exchange offer, we will make this prospectus, as amended or supplemented, available to any broker-dealer which requests it in the letter of transmittal, for use in any such resale.

We will not receive any proceeds from any sale of exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any such exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any such resale of exchange notes and any commission or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver, and by delivering, a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

We have agreed to pay all expenses incident to the exchange offer other than commissions or concessions of any brokers or dealers and will indemnify the holders of the outstanding notes (including any broker-dealers) against certain types of liabilities, including liabilities under the Securities Act.

VALIDITY OF THE SECURITIES

The validity of the securities offered is being passed upon for us by Latham & Watkins LLP, Washington, D.C.

EXPERTS

The financial statements of CBD Holdings as of December 31, 2003 and 2002, and for the year ended December 31, 2003 and the period from March 8, 2002 to December 31, 2002, included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements of Cincinnati Bell Directory Inc. (the predecessor to CBD Holdings) as of March 7, 2002 and for the period from January 1, 2002 to March 7, 2002 and for the year ended December 31, 2001, included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

The issuers have filed with the SEC a registration statement on Form S-4 with respect to the securities they are offering. This prospectus does not contain all the information contained in the registration statement, including its exhibits and schedules. You should refer to the registration statement, including the exhibits and schedules, for further information about the issuers and the securities they are offering. Statements the issuers make in this prospectus about contracts or other documents are not necessarily complete. When the issuers make such statements, they refer you to the copies of the contracts or documents that are filed as exhibits to the registration statement because those statements are qualified in all respects by reference to those exhibits. The registration statement, including exhibits and schedules, is on file at the offices of the SEC and may be inspected without charge.

Under the terms of the indenture that governs the outstanding notes, the issuers have agreed that, whether or not required by the rules and regulations of the SEC, so long as any notes are outstanding, the issuers will furnish to the trustee for mailing to holders of the notes, within the time periods specified in the SEC’s rules and regulations (i) all quarterly and annual financial information that would be required to be contained in a filing with the SEC on Forms 10-Q and 10-K, if the issuers were required to file such Forms, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and, with respect to the annual information only, a report on the annual financial statements certified by our independent accountants and (ii) all current reports that would be required to be filed with the SEC on Form 8-K if the issuers were required to file such reports. In addition, whether or not required by the SEC, the issuers will file a copy of all such information and reports with the SEC for public availability (unless the SEC will not accept such a filing) and make such information available to securities analysts and prospective investors upon request. In addition, the issuers have agreed to furnish to the holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

Upon effectiveness of the registration statement of which this prospectus is a part, the issuers will become subject to the periodic reporting and to the informational requirements of the Exchange Act and will file information with the SEC, including annual, quarterly and special reports. You may read and copy any document the issuers file with the SEC at the SEC’s public reference room at the following address:

Public Reference Room

450 Fifth Street, N.W.

Room 1024

Washington, D.C. 20549

Please call the SEC at 1-800-SEC-0330 for further information on the operations of the public reference room. The issuers’ SEC filings are also available at the SEC’s web site at http://www.sec.gov.

You can obtain a copy of any of the issuers’ filings, at no cost, by writing to or telephoning the issuers at the following address:

CBD Media Holdings LLC

312 Plum Street, Suite 900

Cincinnati, OH 45202

(513) 397-6794

To ensure timely delivery, please make your request as soon as practicable and, in any event, no later than five business days prior to the expiration of the exchange offer.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
CBD Media Holdings LLC

Condensed Consolidated Balance Sheet as of September 30, 2004 (Unaudited)	F-2

Condensed Consolidated Statements of Operations and Comprehensive Income (Loss) (Unaudited) for the Nine Months Ended September 30, 2004 and 2003	F-3

Condensed Consolidated Statements of Members’ Capital (Unaudited) for the Nine Months Ended September 30, 2004	F-4

Condensed Consolidated Statements of Cash Flows (Unaudited) for the Nine Months Ended September 30, 2004 and 2003	F-5

Notes to the Condensed Consolidated Statements (Unaudited)	F-6

Report of Independent Registered Public Accounting Firm	F-15

Consolidated Balance Sheets as of December 31, 2003 and 2002	F-16

Consolidated Statements of Operations and Comprehensive Income (Loss) for the Year Ended December 31, 2003 and the Period from March 8, 2002 (Date of Inception) to December 31, 2002	F-17

Consolidated Statements of Members’ Capital for the Year Ended December 31, 2003 and the Period From March 8, 2002 (Date of Inception) to December 31, 2002	F-18

Consolidated Statements of Cash Flows for the Year Ended December 31, 2003 and the Period from March 8, 2002 (Date of Inception) to December 31, 2002	F-19

Notes to Condensed Consolidated Financial Statements	F-20

Cincinnati Bell Directory Inc. (Predecessor to CBD Media Holdings LLC)

Report of Independent Registered Public Accounting Firm	F-33

Balance Sheet as of March 7, 2002	F-34

Statement of Income for the Period from January 1, 2002 to March 7, 2002	F-35

Statement in Changes of Owner’s Net Investment for the Period from January 1, 2002 to March 7, 2002	F-36

Statement of Cash Flows for the Period from January 1, 2002 to March 7, 2002	F-37

Notes to Financial Statements	F-38

Report of Independent Registered Public Accounting Firm	F-44

Statement of Income and Comprehensive Income for the Year Ended December 31, 2001	F-45

Statement of Changes in Owner’s Net Investment for the Year December 31, 2001	F-46

Statement of Cash Flows for the Year Ended December 31, 2001	F-47

Notes to Financial Statements	F-48

CBD MEDIA HOLDINGS LLC

CONDENSED CONSOLIDATED BALANCE SHEET

(Dollars in thousands)

September 30, 2004
(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$14,062
Accounts receivable (net of allowance of $4,565)	6,481
Deferred directory costs	14,767
Prepaid expenses and other current assets	661
Related party receivable	922

Total current assets	36,893

PROPERTY AND EQUIPMENT (NET)	92

DEBT ISSUANCE COSTS (net of accumulated amortization of $1,908)	8,742

GOODWILL	28,299

INTANGIBLE ASSETS (NET)	241,595

TOTAL ASSETS	$315,621

LIABILITIES AND MEMBERS’ CAPITAL
CURRENT LIABILITIES:
Accounts payable	$994
Accrued liabilities	8,654
Deferred revenue	6,712
Other current liabilities	635
Related party payable	271

Total current liabilities	17,266

LONG-TERM DEBT	280,000

OTHER LONG-TERM LIABILITIES (NET OF CURRENT PORTION)	1,729

MEMBERS’ CAPITAL:
Contributed capital	10,950
Retained earnings	5,676

Total members’ capital	16,626

TOTAL LIABILITIES AND MEMBERS’ CAPITAL	$315,621

See notes to condensed consolidated financial statements.

CBD MEDIA HOLDINGS LLC

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

AND COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

(Dollars in thousands)

	For the Nine Months Ended Sept. 30, 2004	For the Nine Months Ended Sept. 30, 2003
NET REVENUE (includes related party amounts of $4,250 and $4,363 in 2004 and 2003, respectively)	$66,354	$64,646

COST OF REVENUE (includes related party amounts of $860 and $990 in 2004 and 2003, respectively)	25,069	24,303

AMORTIZATION AND DEPRECIATION	19,348	19,893

GENERAL AND ADMINISTRATIVE (includes related party amounts of $1,500 and $826 in 2004 and 2003, respectively)	5,405	2,811

OPERATING INCOME	16,532	17,639

OTHER EXPENSES:
Interest expense	14,789	20,538
Interest income	(49)	(179)

Total other expenses	14,740	20,359

NET INCOME (LOSS)	1,792	(2,720)

OTHER COMPREHENSIVE INCOME (LOSS):
Loss on interest rate swap	—	(20)
Reclassification adjustment for loss on termination of interest rate swap	—	1,099

TOTAL COMPREHENSIVE INCOME (LOSS)	$1,792	$(1,641)

See notes to condensed consolidated financial statements.

CBD MEDIA HOLDINGS LLC

CONDENSED CONSOLIDATED STATEMENT OF MEMBERS’ CAPITAL (UNAUDITED)

For the nine months ended September 30, 2004

(Dollars in thousands)

	Contributed Capital	Retained Earnings	Total Members’ Capital
BALANCE AT DECEMBER 31, 2003	$11,673	$3,884	$15,557
NET INCOME	—	1,792	1,792
DISTRIBUTIONS	(723)	—	(723)

BALANCE AT SEPTEMBER 30, 2004	$10,950	$5,676	$16,626

See notes to condensed consolidated financial statements.

CBD MEDIA HOLDINGS LLC

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

For the nine months ended September 30, 2004 and 2003

(Dollars in thousands)

	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$1,792	$(2,720)
Adjustments to reconcile net income (loss) to cash flows provided by operating activities:
Depreciation and amortization	19,348	19,893
Amortization of debt issuance costs (including write-off)	1,102	5,817
Changes in certain working capital accounts:
Accounts receivable	617	38
Prepaid expenses and other assets	(114)	127
Deferred directory costs	(3,845)	(4,064)
Accounts payable	(51)	131
Accrued liabilities	1,857	2,699
Deferred revenue	1,240	787
Other	(388)	(79)

Net cash provided by operating activities	21,558	22,629

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(39)	(48)

Net cash used in investing activities	(39)	(48)

CASH FLOWS FROM FINANCING ACTIVITIES:
Contributions	—	1,000
Distributions	(723)	(128,290)
Debt issuance costs	(600)	(10,408)
Proceeds from borrowings	—	310,000
Payments on borrowings	(28,600)	(211,400)

Net cash used in financing activities	(29,923)	(39,098)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(8,404)	(16,517)

CASH AND CASH EQUIVALENTS:
Beginning of period	22,466	33,213

End of period	$14,062	$16,696

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for interest (including interest rate swap)	$11,987	$11,407

Cash paid for income taxes	$43	$38

See notes to condensed consolidated financial statements.

CBD MEDIA HOLDINGS LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

As of and for the periods ended September 30, 2004 and 2003

(Dollars in thousands)

1. Summary of Significant Accounting Policies

Nature of Business—CBD Media Holdings LLC (“CBD Holdings”) is located in Cincinnati, Ohio and owns 100% of CBD Media LLC (“CBD Media” and, together with CBD Holdings, the “Company”). The Company publishes yellow page directories and sells directory advertising and information services in the Greater Cincinnati area, including Northern Kentucky and Southeast Indiana. These services are available to customers in the form of a traditional printed directory, an internet directory website www.cincinnatibellyellowpages.com and an electronic directory on CD-ROM. CBD Holdings is approximately 95% owned by CBD Investor, Inc., an affiliate of Spectrum Equity Investors, and has no material operations of its own or assets other than the equity interests of CBD Media.

On May 21, 2003, the Company formed a wholly-owned finance subsidiary, CBD Finance, Inc. (“CBD Finance”), which is incorporated in the state of Delaware. CBD Finance co-issued the senior subordinated notes, joint and severally, with the Company. Separate financial statements for CBD Finance are not provided because CBD Finance does not have independent assets or operations from the Company.

Substantially all of the Company’s operations are outsourced to third-party service providers, and we are dependent upon the performance of third parties for the following key components of our operations: sales of advertising, printing of directories, distribution and delivery of directories, and billing and collection. The Company has executed long-term contracts with these third-parties. A change in these suppliers could cause a disruption in the Company’s business due to the time it would take to locate and qualify an alternate supplier for these services.

Basis of Presentation—The condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information. The information disclosed in the notes to the consolidated financial statements for the year ended December 31, 2003 has not changed materially unless otherwise disclosed herein. In management’s opinion, all adjustments (consisting of normal recurring accruals) necessary for a fair presentation of the interim periods have been made.

Results of operations are not necessarily indicative of the results that may be expected for future interim periods or for the full year.

Cash and Cash Equivalents—Cash and cash equivalents represent cash on hand and demand deposits with banks and short-term, highly liquid investments.

Property and Equipment—Depreciation is computed using the straight-line method over estimated useful lives ranging from three to five years.

Goodwill and Intangible Assets—At inception the Company adopted Financial Accounting Standard No. (“FAS”) 142—“Goodwill and Other Intangible Assets.” Recorded goodwill and intangible assets with indefinite lives are not amortized, but instead are tested for impairment annually in the fourth quarter. Other intangible assets are reviewed for impairment in accordance with FAS 144—“Accounting for the Impairment or Disposal of Long-Lived Assets.” All other intangible assets except for advertiser related assets are amortized using the straight-line amortization method. Advertiser related assets are amortized using an accelerated amortization method that matches the expected benefit derived from the advertisers. The accelerated amortization method used is a method that allocates amortization expense in proportion to each year’s expected revenues to the total expected revenues over the thirty year life of the Company’s advertisers. Based on the Company’s experience, advertiser attrition is more rapid in the earlier years of the life of the Company’s advertisers.

CBD MEDIA HOLDINGS LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)

As of and for the periods ended September 30, 2004 and 2003

(Dollars in thousands)

	Advertiser list	Non-compete covenant	Listing database	Trademark and tradename licenses	Total
Carrying amount September 30, 2004	$52,000	$154,000	$200	$104,000	$310,200
Accumulated amortization	(15,370)	(39,783)	(52)	(13,400)	(68,605)

Net amount at September 30, 2004	$36,630	$114,217	$148	$90,600	$241,595

Deferred Directory Costs—Direct costs incurred related to directories published in June and November of each year are deferred and amortized over the life of the directory, generally twelve months. Primary directory costs include sales commissions paid to sales agents and printing and distribution costs associated with the directory publications.

Debt Issue Costs—The costs related to the issuance of debt are capitalized and amortized to interest expense over the life of the related loans using the effective interest method. On June 13, 2003, the Company successfully completed a recapitalization, in which the existing credit facility was terminated and the Company entered into a new $165,000 senior credit facility, and issued and sold $150,000 of 8 5/8% senior subordinated notes. The Company incurred debt issuance costs of approximately $10,408 related to the recapitalization. Existing debt issuance costs related to the Term A and Term B loans of approximately $6,242 (and accumulated amortization of approximately $1,357) were written off and charged to interest expense in conjunction with the termination of such debt. In February 2004, the Company refinanced the tranche B term loan of its new senior credit facility with a tranche C term loan to adjust the interest rate, maturity date and eliminate the annual principal reduction requirement. In connection with the refinancing the Company capitalized financing fees of approximately $600. Amortization of approximately $1,102 and $5,817 (including $4,885 related to the write-off of existing debt issuance costs) has been charged to interest expense for the nine months ended September 30, 2004 and 2003, respectively.

Vendor Incentives—The Company has long-term contracts with certain vendors under which the vendors pay cash incentives to the Company for entering into the contracts. These incentives are recorded as deferred income and amortized as a reduction of cost of sales over the related contract terms. The amount of deferred vendor incentives that are expected to be amortized within one year are recorded as a current liability within other current liabilities. The remaining portion of deferred vendor incentives are recorded within other long-term liabilities. Total deferred vendor incentives were approximately $2,364 at September 30, 2004.

Fair Value of Financial Instruments—The carrying amounts reported in the balance sheet for cash and cash equivalents, accounts receivable, accounts payable and other accrued expenses approximate their fair values due to the short-term nature of these financial instruments. The fair value of the Company’s long-term debt, including current maturities, is estimated using discounted cash flow analyses, based on the incremental borrowing rates currently available to the Company for similar debt with similar terms and maturity.

Concentration of Credit Risks—Financial instruments which potentially expose the Company to concentrations of credit risk consist primarily of accounts receivable. Management believes its credit policies are prudent and reflect normal industry terms and business risk. The Company does not anticipate non-performance by its customers and, accordingly, does not require collateral.

Revenue Recognition—Revenue is primarily the result of selling advertising that is subsequently placed in the Cincinnati Bell Yellow Pages. Revenues related to publishing directories are recognized using the “deferral and amortization method” under which revenues are recognized over the lives of the directories, generally twelve

CBD MEDIA HOLDINGS LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)

As of and for the periods ended September 30, 2004 and 2003

(Dollars in thousands)

months. Deferred revenue relates to the sale of advertising to national advertisers which is billed in advance and recognized over the lives of the directories. Net revenue includes primarily estimated sales adjustments for estimated losses due to claims resulting from publication errors, omissions in customer advertising, customer early terminations or other customer complaints. The estimated sales adjustments are determined based on our historical experience, our current knowledge of customers with disconnected phone service, and customer complaints received.

Income Taxes—No provision for federal taxes is required because the Company has elected to be taxed as a limited liability company; accordingly, each member’s respective share of income is included in its federal return. The Company has provided for certain state and city taxes which are classified within general and administrative expenses, in the amount of approximately $59 and $111 for the nine months ended September 30, 2004 and 2003, respectively.

Use of Estimates—The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from those estimates.

Reclassifications—For comparative purposes, certain prior year amounts have been reclassified to conform to current classifications.

2. Long-Term Debt

Long-term debt at September 30, 2004 consisted of the following:

8 5/8% senior subordinated notes due 2011	$150,000
Term loan facility, payable to a consortium of banks, with interest of 3.94% at September 30, 2004. Due on December 31, 2009	130,000

Total	280,000
Less current maturities	—

Total	$280,000

On June 13, 2003, the Company successfully completed a recapitalization, in which the then existing credit facility was terminated and the Company entered into a new $165,000 senior credit facility, and issued and sold $150,000 of 8 5/8% senior subordinated notes due 2011. Net of fees and expenses, the note issuance generated cash proceeds of $141,442. These proceeds, along with the proceeds from a new senior credit facility with a tranche B term loan of $160,000, and cash on hand were used to retire the then existing $50,000 Term Loan A and the $160,000 Term Loan B. As part of the recapitalization, the Company made distributions of $128,290 to its members. Substantially all assets of the Company are pledged as collateral under the existing debt agreements.

On June 13, 2003, the Company also entered into a revolving line of credit as part of the same senior credit facility as the $160,000 tranche B term loan, under which the Company may borrow up to $5,000 at the bank’s prime rate or LIBOR, plus applicable margins. This line of credit replaced the then existing line of credit, under which the Company could borrow up to $10,000 at the bank’s prime rate plus 2.25% or the LIBOR rate plus 3.25%. There were no borrowings outstanding on the revolving lines of credit at September 30, 2004.

The fair value of the Company’s debt obligations was approximately $288,445 as of September 30, 2004.

CBD MEDIA HOLDINGS LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)

As of and for the periods ended September 30, 2004 and 2003

(Dollars in thousands)

Under the terms of the loan agreements noted above, certain restrictive covenants exist regarding the Company’s ability to enter into new loan agreements, enter into interest rate hedges, buy or sell assets, enter into mergers or acquisitions, affect a liquidation of the Company, pay dividends, or amend the provisions of the Company’s bylaws, articles of incorporation or any provision of any material contract. Other restrictive covenants include leverage restrictions, interest coverage, and fixed charge coverage. At September 30, 2004 and 2003, the Company was in compliance with the restrictive covenants.

In conjunction with the previous credit facility, the Company entered into an interest rate swap agreement on October 4, 2002 that effectively converted a portion of the interest on the Term A and B loans to a fixed rate of 6.17%. In accordance with FAS 133—“Accounting for Derivative Instruments and Hedging Activities,” the Company has classified this interest rate swap agreement as a cash flow hedge. On June 18, 2003, in conjunction with the recapitalization, the Company paid approximately $2,900 to terminate this interest rate swap agreement.

In February 2004, the Company refinanced its tranche B term loan with a tranche C term loan to adjust the interest rate to the bank’s prime rate plus 1.25% or LIBOR plus 2.25%, adjust the maturity date and eliminate the annual principal reduction requirement.

In October 2004, the Company completed a recapitalization; see Note 6.

3. Related Party Transactions

BRHI Inc., an affiliate of Cincinnati Bell Inc., owns membership units of CBD Holdings. Additionally, other affiliates of Cincinnati Bell Inc. provide the Company with billing, collection and distribution services. Total fees for such services were $860 and $990 for the nine months ended September 30, 2004 and 2003, respectively. In addition, the Company provides Cincinnati Bell Telephone with advertising, printing and distribution services. Total fees for such services were $4,250 and $4,363, for the nine months ended September 30, 2004 and 2003, respectively.

Entities affiliated with CBD Holdings provide management services to the Company under the terms of an advisory agreement. Total fees for such services were $1,500 and $826 for the nine months ended September 30, 2004 and 2003, respectively.

4. Description of Equity Units

General—There are three classes of units of CBD Holdings: Class A units, Class B units and Class C units. CBD Holdings initially issued 504,062 Class A units, 470,938 Class B units and 23,570 Class C units. CBD Holdings has the right to issue additional Class A units, Class B units and/or Class C units and to issue new classes of units in the discretion of the Board of Directors, and the Board of Directors shall have the right to adjust Percentage Interests, as defined, to reflect issuances, repurchases, and transfers of units. Upon a change of control the CBD Holdings may, at its option, repurchase the Class C units at their then fair value. During 2003 in connection with the Company’s recapitalization, 196,072 Class B units were cancelled and 806 Class C units were issued. In 2004, 330 Class C units were forfeited.

Voting—Unless otherwise stated in the CBD Media Holdings LLC Agreement (“LLC Agreement”), whenever the vote, consent or approval of a group of members is required, such vote, consent or approval shall be by greater than fifty percent (50%) of such members.

CBD MEDIA HOLDINGS LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)

As of and for the periods ended September 30, 2004 and 2003

(Dollars in thousands)

The holders of Class A units are entitled to one vote per Class A unit, except for units held by BRHI Inc., a Delaware corporation (“BRHI”) which are not entitled to vote. The holders of Class B units are entitled to one vote per Class B unit, except for the units held by BRHI which are not entitled to vote. The holders of the Class C units shall not be entitled to any vote with respect to their Class C units.

CBD Investor, Inc. holds all outstanding voting units.

Each voting member has the right to vote upon the following matters: sale of assets; merger or consolidation; change in rights, preferences or privileges; increasing authorized shares, debts or options; creation of other classes of securities; additional capital contributions or loans; bankruptcy filing; dissolution; other matters; and amend the LLC Agreement.

Transfer Restriction—There are a number of restrictions upon the transfer of the units that are contained in the LLC Agreement. Except for “permitted transfers”, which is expressly defined in the LLC Agreement, no member may transfer all or a portion of its units unless approved by a majority vote of the voting members. In addition, the LLC Agreement grants “tag-along” rights to the members (other than CBD Investor, Inc.) and “drag-along” rights to (i) the voting members of the Company who desire to sell some or all of their units and (ii) the shareholders of CBD Investor, Inc.

Cash Flow Distributions—Cash Flow, as defined in the LLC Agreement, is paid first to Class C and Class A members in accordance with the LLC Agreement, and thereafter, any remaining Cash Flow is distributed to the members in accordance with the LLC Agreement as amended. Specifically, a percentage of such Cash Flow equal to the Class A Percentage is distributed to the Class A members in proportion to their respective accrued and unpaid Preferred Dividends, if any, until the aggregate cumulative distributions made (A) to the Class A members are equal to their respective accrued and unpaid Preferred Dividends, and (B) to the Class C members are made equal to the cumulative distributions made to the Class A members under clause (A) above multiplied by a fraction the numerator of which is the Class C Percentage and the denominator of which is the Class A Percentage. The term “Preferred Dividend” means, with respect to the Class A units held by each Class A member only, a cumulative amount calculated like simple interest (non-compounded) at a rate equal to seven and 5/10ths percent (7.5%) per annum on the Members’ Equity Contribution Account, as defined. In addition, in the event cash distributions are not sufficient to cover the unitholder’s Excess Tax liability, as defined, CBD Holdings is obligated to pay tax distributions.

Distributions Upon Liquidation—In the event of the Liquidation of the Company, as defined in the LLC Agreement, the assets will be liquidated as promptly as consistent with obtaining a fair value therefor, and the proceeds will be applied and distributed by the Company in the following order: (i) first, to creditors of the Company, including, without limitation, any members that are creditors, all in the order of priority as provided by law, (ii) second, to establishing any reserves for any contingent, conditional or unmatured liabilities or obligation of the Company, and (iii) thereafter, to the members, all in accordance with the LLC Agreement.

5. Management Unit Awards and Incentive Compensation

During 2002 CBD Holdings awarded 23,570 Class C units in CBD Holdings to employees of the Company. During 2003, an additional 806 Class C units were issued. In 2004, 330 Class C units were forfeited. The fair value of the Class C units awarded to management of the Company on the date of grant was determined to be less than $3. The Class C units are subject to various restrictions, including continuous employment over a four year period. Subsequent to the vesting period, any transfer or sale of the Class C units is subject to the approval of the

CBD MEDIA HOLDINGS LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)

As of and for the periods ended September 30, 2004 and 2003

(Dollars in thousands)

majority owners of CBD Holdings. Management believes that the restrictions on liquidation and lack of voting rights make the Class C units subordinate to the other classes of unit holders in CBD Holdings. Therefore, this arrangement is consistent with the definition of junior stock and is accounted for on its measurement date in accordance with Financial Accounting Standards Board Interpretation No. (“FIN”) 38—Determining the Measurement Date for Stock Option, Purchase, and Award Plans Involving Junior Stock. Compensation expense is not recorded until a measurement date is reached in accordance with FIN 38. A measurement date will be reached when the restrictions on the Class C units are removed, generally upon a change in control of the Company or approval of the majority owners of CBD Holdings. At the measurement date, the Company will recognize compensation expense equal to the fair value of the Class C units on that date.

In April 2004, the holders of the Class C units received aggregate tax distributions from the Company of $1,555. As these distributions were made by the Company without regard to vesting or eventual vesting of the Class C units, such distributions were recorded as compensation expense.

In connection with the recapitalization in June 2003, CBD Investor, Inc. established an incentive compensation program for Company employees who hold the Class C units, under which CBD Investor, Inc. paid these employees as a group, an aggregate amount of $1,000 upon consummation of the recapitalization, which was paid and expensed in July 2003. CBD Investor, Inc. also agreed to provide an additional pool to these employees of up to $4,350. This additional incentive amount is subject to vesting over a five-year period and is payable only upon the occurrence of certain specified events. Additionally, in order for any incentive amount to be payable, the aggregate value of the Class C units at such event must equal or exceed $8,600 but may not exceed $13,250. If the total value of the Class C units at the time of such event exceeds $13,250, then no incentive amount is payable. The incentive amount will be paid upon the occurrence of a qualifying event and charged to expense when the incentive payment becomes probable and in accordance with the remaining vesting period.

6. Subsequent Events

In October 2004, the Company completed a recapitalization. CBD Holdings issued and sold $100,000 of 9 1/4% senior notes due 2012. In connection with the recapitalization, the Company amended the senior credit facility by replacing the existing $130,000 tranche C term loan with a $153,000 tranche D term loan. The Company distributed approximately $7,000 of cash on hand and the proceeds of the increased term loan to CBD Holdings. CBD Holdings then distributed such funds, along with the net proceeds of the senior notes due 2012, to its equityholders.

CBD MEDIA HOLDINGS LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)

As of and for the periods ended September 30, 2004 and 2003

(Dollars in thousands)

7. Restricted Subsidiaries

CBD Holdings is a holding company with no material operations of its own or assets other than the equity interests of CBD Media. Our operations are conducted through CBD Media. In October 2004, CBD Holdings issued and sold $100,000 of 9 1/4% senior notes due 2012; see Note 6. Our ability to make payments on the notes is dependent on the earnings and distribution of funds from CBD Media through loans, dividends or otherwise. However, CBD Media is not obligated to make funds available to us for payment on the notes. The terms of the senior credit facility and the indenture governing the subsidiary notes significantly restrict CBD Media from paying dividends and otherwise transferring assets to us, except for administrative, legal and accounting services. For the nine months ended September 30, 2004 and 2003, CBD Media made net distributions to our equityholders on our behalf of $723 and $127,290, respectively.

	CBD Holdings	Restricted Subsidiaries	Eliminations	2004 Consolidated
ASSETS
CURRENT ASSETS:
Cash and cash equivalents		$14,062		$14,062
Accounts receivable (net)		6,481		6,481
Deferred directory costs		14,767		14,767
Prepaid expenses and other current assets		661		661
Related party receivable		922		922

Total current assets		36,893		36,893

PROPERTY AND EQUIPMENT (NET)		92		92
DEBT ISSUANCE COSTS (NET)		8,742		8,742
INVESTMENT IN SUBSIDIARY COMPANIES	$16,626		$(16,626)
GOODWILL		28,299		28,299
INTANGIBLE ASSETS (NET)		241,595		241,595

TOTAL ASSETS	$16,626	$315,621	$(16,626)	$315,621

LIABILITIES AND MEMBERS’ CAPITAL
CURRENT LIABILITIES:
Accounts payable		$994		$994
Accrued liabilities		8,654		8,654
Deferred revenue		6,712		6,712
Other current liabilities		635		635
Related party payable		271		271

Total current liabilities		17,266		17,266
LONG-TERM DEBT		280,000		280,000
OTHER LONG-TERM LIABILITIES		1,729		1,729
COMMITMENTS AND CONTINGENCIES
MEMBERS’ CAPITAL:
Contributed capital	$10,950	10,950	$(10,950)	10,950
Retained earnings	5,676	5,676	(5,676)	5,676

Total members’ capital	16,626	16,626	(16,626)	16,626

TOTAL LIABILITIES AND MEMBERS’ CAPITAL	$16,626	$315,621	$(16,626)	$315,621

CBD MEDIA HOLDINGS LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)

As of and for the periods ended September 30, 2004 and 2003

(Dollars in thousands)

	CBD Holdings	Restricted Subsidiaries	Eliminations	2004 Consolidated	CBD Holdings	Restricted Subsidiaries	Eliminations	2003 Consolidated
NET REVENUE		$66,354		$66,354		$64,646		$64,646
COST OF REVENUE		25,069		25,069		24,303		24,303
AMORTIZATION AND DEPRECIATION		19,348		19,348		19,893		19,893
GENERAL AND ADMINISTRATIVE EXPENSES		5,405		5,405		2,811		2,811

OPERATING INCOME		16,532		16,532		17,639		17,639
OTHER EXPENSES:
Interest expense		14,789		14,789		20,538		20,538
Interest income		(49)		(49)		(179)		(179)
Earnings in subsidiary	$1,792		$(1,792)		$(1,641)		$1,641

Total other expenses	1,792	14,740	(1,792)	14,740	(1,641)	20,359	1,641	20,359

NET INCOME (LOSS)	1,792	1,792	(1,792)	1,792	(1,641)	(2,720)	1,641	(2,720)
OTHER COMPREHENSIVE INCOME—Interest rate swap		—		—		1,079		1,079

TOTAL COMPREHENSIVE INCOME (LOSS)	$1,792	$1,792	$(1,792)	$1,792	$(1,641)	$(1,641)	$1,641	$(1,641)

CBD MEDIA HOLDINGS LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)

As of and for the periods ended September 30, 2004 and 2003

(Dollars in thousands)

	CBD Holdings	Restricted Subsidiaries	Eliminations	2003 Consolidated	CBD Holdings	Restricted Subsidiaries	Eliminations	2002 Consolidated
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$1,792	$1,792	$(1,792)	$1,792	$(1,641)	$(2,720)	$1,641	$(2,720)
Adjustments to reconcile net income (loss) to cash flows provided by operating activities:
Depreciation and amortization		19,348		19,348		19,893		19,893
Subsidiary earnings	(1,792)		1,792		1,641		(1,641)
Write-off of debt issuance costs		1,102		1,102		5,817		5,817
Changes in certain working capital accounts, excluding effect of acquisitions:
Accounts receivable		617		617		38		38
Prepaid expenses and other assets		(114)		(114)		127		127
Deferred directory costs		(3,845)		(3,845)		(4,064)		(4,064)
Accounts payable		(51)		(51)		131		131
Accrued liabilities		1,857		1,857		2,699		2,699
Deferred revenue		1,240		1,240		787		787
Other		(388)		(388)		(79)		(79)

Net cash provided by operating activities		21,558		21,558		22,629		22,629
CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures		(39)		(39)		(48)		(48)

Net cash used in investing activities	—	(39)	—	(39)	—	(48)	—	(48)
CASH FLOWS FROM FINANCING ACTIVITIES:
Distributions		(723)		(723)		(127,290)		(127,290)
Debt issuance costs		(600)		(600)		(10,408)		(10,408)
Proceeds from borrowings		—		—		310,000		310,000
Payments on borrowings		(28,600)		(28,600)		(211,400)		(211,400)

Net cash provided by (used in) financing activities	—	(29,923)	—	(29,923)	—	(39,098)	—	(39,098)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(8,404)		(8,404)		(16,517)		(16,517)
CASH AND CASH EQUIVALENTS:
Beginning of period		22,466		22,466		33,213		33,213

End of period	—	$14,062	—	$14,062	—	$16,696	—	$16,696

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for interest (including swap termination)		$11,987		$11,987		$11,407		$11,407
Cash paid for income taxes		43		43		38		38

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of CBD Media Holdings LLC

We have audited the accompanying balance sheets of CBD Media Holdings LLC, a majority owned subsidiary of CBD Investor Inc., (the “Company”) and subsidiary companies as of December 31, 2003 and 2002, and the related consolidated statements of operations and comprehensive income loss, members’ capital and cash flows for the year ended December 31, 2003 and for the period from March 8, 2002 (Date of Inception) to December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the year ended December 31, 2003 and for the period from March 8, 2002 (Date of Inception) to December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP

Cincinnati, Ohio

October 15, 2004

CBD MEDIA HOLDINGS LLC

CONSOLIDATED BALANCE SHEETS

As of December 31, 2003 and December 31, 2002

(Dollars in thousands)

	2003	2002
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$22,466	$33,213
Accounts receivable (net of allowance of $4,875 and $2,627 for 2003 and 2002, respectively)	7,020	7,063
Deferred directory costs	10,922	10,781
Prepaid expenses and other current assets	546	426
Related party receivable	1,000	301

Total current assets	41,955	51,784

PROPERTY AND EQUIPMENT (NET)	75	49
DEBT ISSUANCE COSTS (net of accumulated amortization of $806 and $905 for 2003 and 2002, respectively)	9,244	5,337

GOODWILL	28,299	28,299

INTANGIBLE ASSETS (NET)	260,921	287,431

TOTAL ASSETS	$340,494	$372,900

LIABILITIES AND MEMBERS’ CAPITAL
CURRENT LIABILITIES:
Current portion of long-term debt	$1,000	$25,200
Accounts payable	1,045	782
Accrued liabilities	6,878	8,113
Deferred revenue	5,472	5,262
Other current liabilities	659	659
Related party payable	190	200

Total current liabilities	15,244	40,216

LONG-TERM DEBT (NET OF CURRENT PORTION)	307,600	184,800

INTEREST RATE SWAP	—	1,079

OTHER LONG-TERM LIABILITIES	2,093	2,291

COMMITMENTS AND CONTINGENCIES (NOTE 6)
MEMBERS’ CAPITAL:
Contributed capital	11,673	138,963
Retained earnings	3,884	6,630
Accumulated other comprehensive loss	—	(1,079)

Total members’ capital	15,557	144,514

TOTAL LIABILITIES AND MEMBERS’ CAPITAL	$340,494	$372,900

See notes to consolidated financial statements.

CBD MEDIA HOLDINGS LLC

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

For the year ended December 31, 2003 and the period from March 8, 2002

(Date of Inception) to December 31, 2002

(Dollars in thousands)

	2003	2002
NET REVENUE (includes related party amounts of $4,491 and $4,501 in 2003 and 2002, respectively)	$86,285	$67,535

COST OF REVENUE (includes related party amounts of $1,375 and $1,257 in 2003 and 2002, respectively)	33,409	26,099

AMORTIZATION AND DEPRECIATION	26,532	22,778

GENERAL AND ADMINISTRATIVE EXPENSES (includes related party amounts of $1,300 and $400 in 2003 and 2002, respectively)	3,749	1,645

OPERATING INCOME	22,595	17,013

OTHER EXPENSES:
Interest expense (includes related party amounts of $33 in 2002)	25,549	10,544
Interest income	(208)	(161)

Total other expenses	25,341	10,383

NET INCOME (LOSS)	(2,746)	6,630

OTHER COMPREHENSIVE LOSS—Interest rate swap	—	(1,079)

TOTAL COMPREHENSIVE INCOME (LOSS)	$(2,746)	$5,551

See notes to consolidated financial statements.

CBD MEDIA HOLDINGS LLC

CONSOLIDATED STATEMENTS OF MEMBERS’ CAPITAL

For the year ended December 31, 2003 and the period from March 8, 2002

(Date of Inception) to December 31, 2002

(Dollars in thousands)

	Contributed Capital	Retained Earnings	Other Comprehensive Income (Loss)	Total Members’ Capital
Balance at March 8, 2002	$138,963			$138,963
Net income		$6,630		6,630
Other comprehensive loss—Interest rate swap	—	—	$(1,079)	(1,079)

Balance at December 31, 2002	138,963	6,630	(1,079)	144,514
Net loss		(2,746)		(2,746)
Member contributions	1,000			1,000
Distributions	(128,290)			(128,290)
Other comprehensive income—Interest rate swap	—	—	1,079	1,079

Balance at December 31, 2003	$11,673	$3,884	$—	$15,557

See notes to consolidated financial statements.

CBD MEDIA HOLDINGS LLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the year ended December 31, 2003 and the period from March 8, 2002

(Date of Inception) to December 31, 2002

(Dollars in thousands)

	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(2,746)	$6,630
Adjustments to reconcile net income (loss) to cash flows provided by operating activities:
Depreciation and amortization	26,532	22,778
Write-off of debt issuance costs	4,885
Changes in certain working capital accounts, excluding effect of acquisitions:
Accounts receivable	(655)	(1,463)
Prepaid expenses and other assets	1,137	442
Deferred directory costs	(141)	(3,873)
Accounts payable	263	782
Accrued liabilities	(1,244)	7,021
Deferred revenue	209	1,704
Other	(198)	(38)

Net cash provided by operating activities	28,041	33,983

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of business		(343,434)
Capital expenditures	(48)	(57)

Net cash used in investing activities	(48)	(343,491)

CASH FLOWS FROM FINANCING ACTIVITIES:
Member contributions	1,000	138,963
Member distributions	(128,290)
Debt issuance costs	(10,050)	(6,242)
Proceeds from borrowings	310,000	220,000
Payments on borrowings	(211,400)	(10,000)

Net cash provided by (used in) financing activities	(38,740)	342,721

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(10,747)	33,213

CASH AND CASH EQUIVALENTS:
Beginning of period	33,213

End of period	$22,466	$33,213

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for interest (including interest rate swap termination)	$19,360	$6,756

Cash paid for income taxes		$43

See notes to consolidated financial statements.

CBD MEDIA HOLDINGS LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2003 and the period from March 8, 2002

(Date of Inception) to December 31, 2002

(Dollars in thousands)

1. Summary of Significant Accounting Policies

Nature of Business—CBD Media Holdings LLC (“CBD Holdings”), a Delaware corporation, owns 100% of CBD Media LLC (and, together with CBD Holdings, the “Company”). The Company is located in Cincinnati, Ohio, through its one business segment, publishes yellow page directories and sells directory advertising and information services in the Greater Cincinnati area, including Northern Kentucky and Southeast Indiana. These services are available to customers in the form of a traditional printed directory and an internet based service known as cincinnatibellyellowpages.com and on CD-ROM. CBD Holdings is 95% owned by CBD Investor, Inc., an affiliate of Spectrum Equity Investors, and has no material operations of its own or assets other than the equity interests of CBD Media.

On May 21, 2003, the Company formed a wholly-owned finance subsidiary, CBD Finance, Inc. (“CBD Finance”), which is incorporated in the state of Delaware. In June 2003 CBD Finance co-issued senior subordinated notes, joint and severally, with the Company. Separate financial statements for CBD Finance are not provided because CBD Finance does not have independent assets or operations from the Company.

Substantially all of the Company’s operations are outsourced to third-party service providers, and we are dependent upon the performance of third parties for the following key components of our operations: sales of advertising, printing of directories, distribution and delivery of directories, and billing and collection. The Company has executed long-term contracts with these third-parties. A change in these suppliers could cause a disruption in the Company’s business due to the time it would take to locate and qualify an alternate supplier for these services.

Cash and Cash Equivalents—Cash and cash equivalents represent cash on hand and demand deposits with banks and short-term, highly liquid investments.

Property and Equipment—Depreciation is computed using the straight-line method over estimated useful lives ranging from three to five years.

CBD MEDIA HOLDINGS LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the year ended December 31, 2003 and the period from March 8, 2002

(Date of Inception) to December 31, 2002

(Dollars in thousands)

Intangible Assets—At inception the Company adopted Financial Accounting Standard No. (“FAS”) 142-Goodwill and Other Intangible Assets. Recorded goodwill and intangible assets with indefinite lives are not amortized, but instead are tested for impairment annually in the fourth quarter. Other intangible assets are reviewed for impairment in accordance with FAS 144—Accounting for the Impairment or Disposal of Long-Lived Assets. All other intangible assets except for advertiser related assets are amortized over lives ranging from 10-20 years using the straight-line method. Advertiser related assets are amortized using an accelerated amortization method that matches the expected benefit derived from the advertisers. The accelerated amortization method used is a method that allocates amortization expense in proportion to each year’s expected revenues to the total expected revenues over the thirty year life of the Company’s advertisers. Based on the Company’s experience, advertiser attrition is more rapid in the earlier years of the life of the Company’s advertisers. A thirty year life was established for the advertiser related assets because the Company’s historical experience shows that some advertisers continue to use the Company’s service for periods of up to thirty years. A summary of intangible assets is as follows:

	Advertiser list	Non-compete covenant	Listing database	Trademark and tradename	Total
Carrying amount December 31, 2003	$52,000	$154,000	$200	$104,000	$310,200
Accumulated amortization	(11,509)	(28,233)	(37)	(9,500)	(49,279)

Net amount at December 31, 2003	$40,491	$125,767	$163	$94,500	$260,921

Carrying amount December 31, 2002	$52,000	$154,000	$200	$104,000	$310,200
Accumulated amortization	(5,619)	(12,833)	(17)	(4,300)	(22,769)

Net amount at December 31, 2002	$46,381	$141,167	$183	$99,700	$287,431

Amortization of identifiable intangible assets for the next five years as of December 31, 2003 is as follows:

Year ending December 31:
2004	$25,768
2005	25,122
2006	24,560
2007	24,070
2008	23,640

Deferred Directory Costs—Directory costs incurred related to directories published in June and November of each year are deferred and amortized over the life of the directory, generally twelve months. Primary directory costs include sales commissions paid to sales agents and printing and distribution costs associated with the directory publications.

Debt Issue Costs—The costs related to the issuance of debt are capitalized and amortized to interest expense over the life of the related loans using the effective interest method. On June 13, 2003, the Company successfully completed a recapitalization, in which the existing credit facility was terminated and the Company entered into a new $165,000 senior credit facility, and issued and sold $150,000 of 8 5/8% senior subordinated notes. The Company incurred debt issuance costs of approximately $10,050 related to the recapitalization. Existing debt issuance costs related to the Term A and Term B loans of approximately $6,242 (and accumulated amortization of $1,357) were written off and charged to interest expense in conjunction with the termination of such debt.

CBD MEDIA HOLDINGS LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the year ended December 31, 2003 and the period from March 8, 2002

(Date of Inception) to December 31, 2002

(Dollars in thousands)

Amortization of approximately $6,143 ($4,885 related to the write-off of existing debt issuance costs) and $905 has been charged to interest expense for the year ended December 31, 2003 and the period from March 8, 2002 (date of inception) to December 31, 2002, respectively.

Vendor Incentives—The Company has long-term contracts with certain vendors under which the vendors pay cash incentives to the Company for entering into the contracts. These incentives are recorded as deferred income and amortized as a reduction of cost of sales over the related contract terms. The amount of deferred vendor incentives that are expected to be amortized within one year are recorded as a current liability within other current liabilities. The remaining portion of deferred vendor incentives is recorded within other long-term liabilities. Total deferred vendor incentives were approximately $2,752 and $2,950 at December 31, 2003 and 2002, respectively.

Fair Value of Financial Instruments—The carrying amounts reported in the balance sheet for cash and cash equivalents, accounts receivable, and other accrued expenses approximate their fair values due to the short-term nature of these financial instruments. The fair value of the Company’s long-term debt, including current maturities, is estimated using discounted cash flow analyses, based on the incremental borrowing rates currently available to the Company for similar debt with similar terms and maturity.

Concentration of Credit Risks—Financial instruments which potentially expose the Company to concentrations of credit risk consist primarily of accounts receivable. Management believes its credit policies are prudent and reflect normal industry terms and business risk. The Company does not anticipate non-performance by its customers and, accordingly, does not require collateral.

A roll forward of the allowance for sales adjustments for the year ended December 31, 2003 and period ended December 31, 2002 is as follows:

Balance, March 8, 2002	$0
Addition due to acquisition	2,279
Charged to revenue	3,215
Write-offs	(2,867)

Balance, December 31, 2002	2,627
Charged to revenue	4,136
Write-offs	(1,888)

Balance, December 31, 2003	$4,875

Revenue Recognition—Revenue is primarily the result of selling advertising that is subsequently placed in the Cincinnati Bell Yellow Pages. Revenues related to publishing directories are recognized using the “deferral and amortization method” under which revenues are recognized over the lives of the directories, generally twelve months. Deferred revenue relates to the sale of advertising to national advertisers which is billed in advance and recognized over the lives of the directories. Net revenue includes primarily estimated sales adjustments for estimated losses due to claims resulting from publication errors, omissions in customer advertising, customer early termination or other customer complaints. The estimated sales adjustments are determined based on our historical experience, our current knowledge of customers with disconnected phone service, and customer complaints received.

CBD MEDIA HOLDINGS LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the year ended December 31, 2003 and the period from March 8, 2002

(Date of Inception) to December 31, 2002

(Dollars in thousands)

Income Taxes—No provision for federal taxes is required because the Company has elected to be taxed as a limited liability company; accordingly, each member’s respective share of income is included in its federal return. The Company has provided for certain state and city taxes which are classified within general and administrative expenses. State and city taxes resulted in a benefit of approximately $43 for the year ended December 31, 2003 and expense of approximately $131 for the period from March 8, 2002 (date of inception) to December 31, 2002.

Use of Estimates—The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from those estimates.

Reclassifications—For comparative purposes, certain prior year amounts have been reclassified to conform to current classifications.

2. Recently Issued Accounting Standards

Effective January 1, 2003, the Company adopted FAS 146—Accounting for Costs Associated with Exit or Disposal Activities, which is effective for exit or disposal activities that are initiated after December 31, 2002. This statement requires that liabilities associated with exit or disposal activities be recognized and measured at fair value when incurred as opposed to at the date an entity commits to an exit plan. Adoption of this standard had no effect on the Company’s financial statements.

In 2003, the Company adopted FASB Interpretation No. (“Interpretation”) 45—Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. Interpretation 45 requires a guarantor to disclose information regarding the amounts, terms, maximum future payments and the carrying amount of guarantees, and to recognize a liability for the obligations undertaken at the time a guarantee is issued. Adoption of this standard had no effect on the Company’s financial statements.

FAS Interpretation No. (“Interpretation”) 46—Consolidation of Variable Interest Entities was issued in January 2003. Interpretation 46 clarifies when such entities must be consolidated. The Company does not hold any interests in such entities, therefore adoption of the standard had no effect on the Company’s financial statements.

FAS 149—Amendment of Statement 133 on Derivative Instruments and Hedging Activities was issued in April 2003. FAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts, and is effective for contracts entered into or modified after June 30, 2003. Adoption of the standard had no effect on the Company’s financial statements.

FAS 150—Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity was issued in May 2003. FAS 150 established standards for classification and measurement of certain financial instruments with characteristics of both liabilities and equity, including mandatorily redeemable stock, certain financial instruments that require or may require the issuer to buy back some of its shares in exchange for cash or other assets, and certain obligations that can be settled with shares of stock. Under FAS 150, such financial instruments are required to be classified as liabilities (or assets in some circumstances) in the statement of

CBD MEDIA HOLDINGS LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the year ended December 31, 2003 and the period from March 8, 2002

(Date of Inception) to December 31, 2002

(Dollars in thousands)

financial position. The FASB has indefinitely deferred the application of FAS 150 to non-controlling interests in a subsidiary company that are mandatorily redeemable only upon the liquidation or termination of the subsidiary company. Adoption of the portions of FAS 150 that have not been deferred had no effect on the Company’s financial statements.

In 2003 the Company adopted FAS 132 (Revised) (“FAS 132-R”)—Employer’s Disclosure about Pensions and Other Postretirement Benefits. FAS 132-R retains disclosure requirement of the original FAS 132 and requires new disclosures relating to plan assets, investment strategy, plan obligations, cash flows, and the components of net periodic benefit costs and requires certain disclosures to be included in interim and annual financial statements. Additional disclosures regarding expected future benefit payments will become effective for fiscal years ending after June 15, 2004. Adoption of the standard had no effect on the Company’s financial statements.

3. Acquisition

On March 8, 2002, the Company purchased certain assets and assumed certain liabilities of Cincinnati Bell Directory, Inc., which encompassed the yellow page operations owned by Broadwing Inc. for $343,434. Under purchase accounting, the purchase price was allocated based on the fair value of the assets acquired and liabilities assumed. The excess of the purchase price over the assets and liabilities either purchased or assumed has been recorded as goodwill. The acquired operation has been reflected in the statement of operations from the date of acquisition, March 8, 2002. The acquisition was financed by members’ equity contributions and debt borrowings.

Assets acquired and liabilities assumed were as follows:

Accounts receivable	$5,901
Prepaid expenses and deferred directory costs	6,871
Goodwill	28,299
Other intangible assets	310,200
Liabilities assumed	(7,837)

Total	$343,434

The following unaudited pro forma financial information is presented on the basis that the Company’s purchase of the yellow page operations owned by Broadwing Inc. had occurred as of January 1, 2002:

Pro forma net revenue for the period from January 1, 2002 to December 31, 2002	$81,804
Pro forma net income for the period from January 1, 2002 to December 31, 2002	$6,907

CBD MEDIA HOLDINGS LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the year ended December 31, 2003 and the period from March 8, 2002

(Date of Inception) to December 31, 2002

(Dollars in thousands)

4. Property and Equipment

Property and equipment at December 31, 2003 and 2002 consisted of the following:

	2003	2002
Furniture and office equipment	$40	$40
Computer equipment	15	12
Computer software	50	6

Total	105	58
Less accumulated depreciation	(30)	(9)

Property and equipment—net	$75	$49

5. Deferred Directory Costs

At December 31, 2003 and 2002, the Company deferred directory costs for directories in the Greater Cincinnati Area which were published in June and November 2003 and 2002, respectively. Deferred directory costs at December 31, 2003 and 2002 consisted of the following:

	2003	2002
Selling	$7,038	$6,034
Production	3,293	4,186
Distribution	591	561

Total deferred directory costs	$10,922	$10,781

6. Leases

The Company leases office space under non-cancelable operating leases. Rent paid was approximately $354 and $291 for the year ended December 31, 2003 and the period from March 8, 2002 (date of inception) to December 31, 2002, respectively.

Future minimum rent payments are as follows:

Year ending December 31:
2004	$79
2005	79
2006	79
2007	20

Total	$257

CBD MEDIA HOLDINGS LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the year ended December 31, 2003 and the period from March 8, 2002

(Date of Inception) to December 31, 2002

(Dollars in thousands)

7. Long-Term Debt

Long-term debt at December 31, 2003 and 2002 consisted of the following:

	2003	2002
Term Loan A, payable to a consortium of banks, with interest of 5.02% at December 31, 2002. Due in installments through December 31, 2007		$50,000
Term Loan B, payable to a consortium of banks, with interest of 5.02% at December 31, 2002. Due in installments through December 31, 2008		160,000
8 5/8% senior subordinated notes due 2011	$150,000
Tranche B term loan facility, payable to a consortium of banks, with interest of 4.38% at December 31, 2003. Due in installments through December 31, 2008	158,600

Total	308,600	210,000
Less current maturities	1,000	25,200

Total	$307,600	$184,800

In conjunction with the recapitalization on June 13, 2003, the Company issued $150,000 of 8 5/8% Senior Subordinated Notes due 2011. Net of fees and expenses, the issuance generated cash proceeds of $141,442. These proceeds, along with the proceeds from a new senior credit facility with a tranche B term loan of $160,000, and cash on hand were used to retire the existing $50,000 Term Loan A and the $160,000 Term Loan B. As part of the recapitalization in 2003 the Company made distributions of $128,290 to equityholders. Substantially all assets of the Company are pledged as collateral under the existing debt agreements.

On June 13, 2003, the Company also entered into a revolving line of credit as part of the same senior credit facility as the $160,000 tranche B term loan, under which the Company may borrow up to $5,000 at the bank’s prime rate or LIBOR, plus applicable margins. The tranche B term loan required annual principal reductions of $1,600 and the balance was due at maturity on December 31, 2008. The line of credit replaced the existing line of credit, under which the Company could borrow up to $10,000 at the bank’s prime rate plus 2.25% or the LIBOR rate plus 3.25%. There were no borrowings outstanding on the revolving lines of credit at December 31, 2003 or 2002.

The fair value of the Company’s debt obligations was approximately $323,045 as of December 31, 2003. The fair value of the Company’s debt obligations approximated the respective carrying value as of December 31, 2002.

Under the terms of the loan agreements noted above, certain restrictive covenants exist regarding the Company’s ability to enter into new loan agreements, enter into interest rate hedges, buy or sell assets, enter into mergers or acquisitions, affect a liquidation of the Company, pay dividends, or amend the provisions of the Company’s bylaws, articles of incorporation or any provision of any material contract. Other restrictive covenants include leverage restrictions, interest coverage, and fixed charge coverage. At December 31, 2003 and 2002, the Company was in compliance with all restrictive covenants or the Company received waivers for events of non-compliance.

In conjunction with the previous credit facility, the Company entered into an interest rate swap agreement on October 4, 2002 that effectively converted a portion of the interest on the Term A and B loans to a fixed rate

CBD MEDIA HOLDINGS LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the year ended December 31, 2003 and the period from March 8, 2002

(Date of Inception) to December 31, 2002

(Dollars in thousands)

of 6.17%. In accordance with FAS 133—Accounting for Derivative Instruments and Hedging Activities, the Company has classified this interest rate swap agreement as a cash flow hedge. On June 18, 2003, in conjunction with the recapitalization, the Company paid approximately $2,900 to terminate this interest rate swap agreement which is presented within interest expense on the accompanying consolidated statement of operations.

In February 2004, the Company refinanced its tranche B term loan to adjust its interest rate, maturity date and eliminate the annual principal reduction requirement. Prior to the refinancing, the Company made a principal payment of $8,600 thereby reducing the outstanding principal balance.

Scheduled maturities of long-term debt, after considering the impact of the February 2004 refinancing and related principal payment noted above, are as follows:

Year ending December 31:
2009	$150,000
2011	150,000

Total	$300,000

8. Related Party Transactions

BRHI Inc., an affiliate of Cincinnati Bell Inc., owns membership units of CBD Holdings. Additionally, other affiliates provide the Company with billing, collection and distribution services. Total fees for such services were approximately $1,375 and $1,287 for the year ended December 31, 2003 and the period from March 8, 2002 (date of inception) to December 31, 2002, respectively. In addition, the Company provides Cincinnati Bell Telephone with advertising sales, printing and distribution services. Total fees for such services were $4,491 and $4,501 for the year ended December 31, 2003 and the period from March 8, 2002 (date of inception) to December 31, 2002, respectively.

Entities affiliated with CBD Holdings provide management services to the Company under the terms of an advisory agreement. Total fees for such services were approximately $1,300 and $400 for the year ended December 31, 2003 and the period from March 8, 2002 (date of inception) to December 31, 2002, respectively. In addition, the Company paid transaction related costs of approximately $251 to Applegate & Collatos, Inc. in connection with the acquisition on March 8, 2002.

As of December 31, 2002, the Company had no outstanding balance on a $6,000 line of credit from CBD Investor, Inc., the majority owner of CBD Holdings. The short term note was payable on demand and had an interest rate of 2.88%. Interest expense recorded on outstanding balances on the note payable was approximately $33 for the period from March 8, 2002 (date of inception) to December 31, 2002.

9. 401(k) Plan

During 2002 the Company established a 401(k) plan. Employees who are at least 21 years old are eligible for participation. Employees may contribute a portion of their annual compensation to the plan subject to Internal Revenue Service limitations. During the year ended December 31, 2003 and the period from March 8, 2002 (date of inception) to December 31, 2002, the Company’s discretionary contributions to the 401(k) plan were approximately $62 and $33 respectively.

CBD MEDIA HOLDINGS LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the year ended December 31, 2003 and the period from March 8, 2002

(Date of Inception) to December 31, 2002

(Dollars in thousands)

10. Description of Equity Units

General—There are three classes of units: Class A units, Class B units and Class C units of CBD Holdings. CBD Holdings issued 504,062 shares of Class A units, 470,938 of Class B units and 23,570 of Class C units. CBD Holdings has the right to issue additional Class A units, Class B units and/or Class C units and to issue new classes of units in the discretion of the Board of Directors, and the Board of Directors shall have the right to adjust Percentage Interests, as defined, to reflect issuances, repurchases, and transfers of units. During 2003 in connection with the recapitalization, 196,072 Class B units were cancelled and 806 Class C units, were issued.

Voting—Unless otherwise stated in the CBD Media Holdings LLC Agreement (“LLC Agreement”), whenever the vote, consent or approval of a group of members is required, such vote, consent or approval shall be by greater than fifty percent (50%) of such members.

The holders of Class A units are entitled to one vote per Class A unit, except for units held by BRHI Inc., a Delaware corporation (“BRHI”) which are not entitled to vote.

The holders of Class B units are entitled to one vote per Class B unit, except for units held by BRHI which are not entitled to vote. The holders of the Class C units shall not be entitled to any vote with respect to their Class C units.

CBD Investor, Inc. holds all outstanding voting units.

Each voting member has the right to vote upon the following matters: sale of assets; merger or consolidation; change in rights, preferences or privileges; increasing authorized shares, debts or options; creation of other classes of securities; additional capital contributions or loans; bankruptcy filing; dissolution; other matters; and amend the LLC agreement.

Transfer Restriction—There are a number of restrictions upon the transfer of the units that are contained in the LLC Agreement. Except for “permitted transfers”, which is expressly defined in the LLC Agreement, no member may transfer all or a portion of its units unless approved by a majority vote of the voting members. In addition, the LLC Agreement grants “tag-along” and “drag-along” rights to (i) the voting members of the Company who desire to sell some or all of their units and (ii) the shareholders of CBD Investor, Inc.

Cash Flow Distributions—Cash Flow, as defined in the LLC Agreement, is paid first to Class C and Class A members in accordance with the LLC Agreement, and thereafter, any remaining Cash Flow is distributed to the members in accordance with the LLC Agreement as amended. Specifically, a percentage of such Cash Flow equal to the Class A Percentage is distributed to the Class A members in proportion to their respective accrued and unpaid Preferred Dividends, if any, until the aggregate cumulative distributions made (A) to the Class A members are equal to their respective accrued and unpaid Preferred Dividends, and (B) to the Class C members are equal to the cumulative distributions made to the Class A members under clause (A) above multiplied by a fraction the numerator of which is the Class C Percentage and the denominator of which is the Class A Percentage. The term “Preferred Dividend” means, with respect to the Class A units held by each Class A member only, a cumulative amount calculated like simple interest (non-compounded) at a rate equal to seven and 5/10ths percent (7.5%) per annum on the Members’ Equity Contribution Account. In addition, in the event cash distributions are not sufficient to cover the unitholder’s Excess Tax Liability, as defined, CBD Holdings is obligated to pay tax distribution.

CBD MEDIA HOLDINGS LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the year ended December 31, 2003 and the period from March 8, 2002

(Date of Inception) to December 31, 2002

(Dollars in thousands)

Distributions Upon Liquidation—In the event of the Liquidation of the Company, as defined in the LLC Agreement, the assets will be liquidated as promptly as consistent with obtaining a fair value therefor, and the proceeds will be applied and distributed by the Company in the following order: (i) first, to creditors of the Company, including, without limitation, any members that are creditors, all in the order of priority as provided by law, (ii) second, to establishing any reserves for any contingent, conditional or unmatured liabilities or obligation of the Company, and (iii) thereafter, to the members, all in accordance with the LLC Agreement.

11. Management Unit Awards

During 2002, CBD Holdings awarded 23,570 Class C units in CBD Holdings to employees of the Company. During 2003, an additional 806 Class C units were issued. The fair value of the Class C units awarded to management of the Company on the date of grant was determined to be less than $3. The Class C units are subject to various restrictions, including continuous employment over a four year period. Subsequent to the vesting period, any transfer or sale of the Class C units is subject to the approval of the majority owners of Holdings. Management believes that the restrictions on liquidation and lack of voting rights make the Class C units subordinate to the other classes of unit holders in CBD Holdings. Therefore, this arrangement is consistent with the definition of junior stock and is accounted for on its measurement date in accordance with Financial Accounting Standards Board Interpretation No. (“FIN”) 38—Determining the Measurement Date for Stock Option, Purchase, and Award Plans Involving Junior Stock. Compensation expense is not recorded until a measurement date is reached in accordance with FIN 38. A measurement date will be reached when the restrictions on the Class C units are removed, generally upon a change in control of the Company or approval of the majority owners of CBD Holdings. At the measurement date, the Company will recognize compensation expense equal to the fair value of the Class C units on that date.

In connection with the recapitalization in June 2003, CBD Investor, Inc. established an incentive compensation program for CBD Media’s employees who hold the Class C units, under which CBD Investor, Inc. paid these employees as a group, an aggregate amount of $1,000 upon consummation of the recapitalization, which was paid and expensed in July 2003. Additionally, CBD Investor, Inc. agreed to provide an additional pool to these employees of up to $4,350. This additional incentive amount is subject to vesting over a five-year period and is payable only upon the occurrence of certain specified events. Additionally, in order for any incentive amount to be payable, the aggregate value of the Class C units at such event must equal or exceed $8,600 but may not exceed $13,250. If the total value of the Class C units at the time of such event exceeds $13,250, then no incentive amount is payable. The incentive amount will be paid upon the occurrence of a qualifying event and charged to expense when the incentive payment becomes probable and in accordance with the remaining vesting period.

CBD MEDIA HOLDINGS LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the year ended December 31, 2003 and the period from March 8, 2002

(Date of Inception) to December 31, 2002

(Dollars in thousands)

12. Summarized Quarterly Financial Information (Unaudited)

Summarized financial information is as follows:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
2003
Net revenue	$21,077	$21,940	$21,630	$21,638	$86,285
Cost of revenue	7,805	7,952	8,547	9,105	33,409
Amortization & depreciation	6,631	6,631	6,631	6,639	26,532
General & administrative expenses	622	502	1,687	938	3,749

Operating income	6,019	6,855	4,765	4,956	22,595
Other expenses	3,031	11,889	5,439	4,982	25,341

Net income (loss)	$2,988	$(5,034)	$(674)	$(26)	$(2,746)

2002
Net revenue	$4,905	$21,114	$20,758	$20,758	$67,535
Cost of revenue	1,848	8,245	7,819	8,187	26,099
Amortization & depreciation	2,277	6,833	6,833	6,834	22,777
General & administrative expenses	82	458	557	549	1,646

Operating income	698	5,578	5,549	5,188	17,013
Other expenses	975	3,221	2,989	3,198	10,383

Net income (loss)	$(277)	$2,357	$2,560	$1,990	$6,630

CBD MEDIA HOLDINGS LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the year ended December 31, 2003 and the period from March 8, 2002

(Date of Inception) to December 31, 2002

(Dollars in thousands)

13. Restricted Subsidiaries

CBD Holdings is a holding company with no material operations of its own or assets other than the equity interests of CBD Media. Our operations are conducted through CBD Media, and our ability to make payments on the notes is dependent on the earnings and distribution of funds from CBD Media through loans, dividends or otherwise. However, CBD Media is not obligated to make funds available to us for payment on the notes. The terms of the senior credit facility and the indenture governing the subsidiary notes significantly restrict CBD Media from paying dividends and otherwise transferring assets to us, except for administrative, legal and accounting services. For the year ended December 31, 2003, CBD Media made net distributions to our equityholders on our behalf of $127,290.

	CBD Holdings	Restricted Subsidiaries	Eliminations	2003 Consolidated	CBD Holdings	Restricted Subsidiaries	Eliminations	2002 Consolidated
ASSETS
CURRENT ASSETS:
Cash and cash equivalents		$22,466		$22,466		$33,213		$33,213
Accounts receivable (net)		7,020		7,020		7,063		7,063
Deferred directory costs		10,922		10,922		10,781		10,781
Prepaid expenses and other current assets		546		546		426		426
Related party receivable		1,000		1,000		301		301

Total current assets		41,955		41,955		51,784		51,784
PROPERTY AND EQUIPMENT (NET)		75		75		49		49
DEBT ISSUANCE COSTS (NET)		9,244		9,244		5,337		5,337
INVESTMENT IN SUBSIDIARY COMPANIES	$15,557		$(15,557)		$144,514		$(144,514)
GOODWILL		28,299		28,299		28,299		28,299
INTANGIBLE ASSETS (NET)		260,921		260,921		287,431		287,431

TOTAL ASSETS	$15,557	$340,494	$(15,557)	$340,494	$144,514	$372,900	$(144,514)	$372,900

LIABILITIES AND MEMBERS’ CAPITAL
CURRENT LIABILITIES:
Current portion of long-term debt		$1,000		$1,000		$25,200		$25,200
Accounts payable		1,045		1,045		782		782
Accrued liabilities		6,878		6,878		8,113		8,113
Deferred revenue		5,472		5,472		5,262		5,262
Other current liabilities		659		659		659		659
Related party payable		190		190		200		200

Total current liabilities		15,244		15,244		40,216		40,216
LONG-TERM DEBT (NET OF CURRENT PORTION)		307,600		307,600		184,800		184,800
INTEREST RATE SWAP				—				1,079
OTHER LONG-TERM LIABILITIES		2,093		2,093		2,291		2,291
COMMITMENTS AND CONTINGENCIES				—				—
MEMBERS’ CAPITAL:
Contributed capital	$11,673	11,673	$(11,673)	11,673	$138,963	138,963	$(138,963)	138,963
Retained earnings	3,884	3,884	(3,884)	3,884	6,630	6,630	(6,630)	6,630
Accumulated other comprehensive loss				—	(1,079)	(1,079)	1,079	(1,079)

Total members’ capital	15,557	15,557	(15,557)	15,557	144,514	144,514	(144,514)	144,514

TOTAL LIABILITIES AND MEMBERS’ CAPITAL	$15,557	$340,494	$(15,557)	$340,494	$144,514	$372,900	$(144,514)	$372,900

CBD MEDIA HOLDINGS LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the year ended December 31, 2003 and the period from March 8, 2002

(Date of Inception) to December 31, 2002

(Dollars in thousands)

	CBD Holdings	Restricted Subsidiaries	Eliminations	2003 Consolidated	CBD Holdings	Restricted Subsidiaries	Eliminations	2002 Consolidated
NET REVENUE		$86,285		$86,285		$67,535		$67,535
COST OF REVENUE		33,409		33,409		26,099		26,099
AMORTIZATION AND DEPRECIATION		26,532		26,532		22,778		22,778
GENERAL AND ADMINISTRATIVE EXPENSES		3,749		3,749		1,647		1,645

OPERATING INCOME		22,595		22,595		17,013		17,013
OTHER EXPENSES:
Interest expense		25,549		25,549		10,544		10,544
Interest income		(208)		(208)		(161)		(161)
Earnings in subsidiary	$(2,746)		$2,746		$5,551		$(5,551)

Total other expenses	(2,746)	25,341	2,746	25,341	5,551	10,383	(5,551)	10,383

NET INCOME (LOSS)	(2,746)	(2,746)	2,746	(2,746)	5,551	6,630	(5,551)	6,630
OTHER COMPREHENSIVE LOSS—Interest rate swap		—		—		(1,079)		(1,079)

TOTAL COMPREHENSIVE INCOME (LOSS)	$(2,746)	$(2,746)	$2,746	$(2,746)	$5,551	$5,551	$(5,551)	$5,551

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(2,746)	$(2,746)	$2,746	$(2,746)	$5,551	$6,630	$(5,551)	$6,630
Adjustments to reconcile net income (loss) to cash flows provided by operating activities:
Depreciation and amortization		26,532		26,532		22,778		22,778
Subsidiary earnings	2,746		(2,746)		(5,551)		5,551
Write-off of debt issuance costs		4,885		4,885		—
Changes in certain working capital accounts, excluding effect of acquisitions:
Accounts receivable		(655)		(655)		(1,463)		(1,463)
Prepaid expenses and other assets		1,137		1,137		442		442
Deferred directory costs		(141)		(141)		(3,873)		(3,873)
Accounts payable		263		263		782		782
Accrued liabilities		(1,244)		(1,244)		7,021		7,021
Deferred revenue		209		209		1,704		1,704
Other		(198)		(198)		(38)		(38)

Net cash provided by operating activities		28,041		28,041		33,983		33,983
CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of business								(343,434)
Capital expenditures		(48)		(48)		(57)		(57)

Net cash used in investing activities	—	(48)	—	(48)		(343,491)		(343,491)
CASH FLOWS FROM FINANCING ACTIVITIES:
Member contributions		1,000		1,000		138,963		138,963
Distributions		(128,290)		(128,290)		—
Debt issuance costs		(10,050)		(10,050)		(6,242)		(6,242)
Proceeds from borrowings		310,000		310,000		220,000		220,000
Payments on borrowings		(211,400)		(211,400)		(10,000)		(10,000)

Net cash provided by (used in) financing activities	—	(38,740)	—	(38,740)		342,721		342,721
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(10,747)		(10,747)		33,213		33,213
CASH AND CASH EQUIVALENTS:
Beginning of period		33,213		33,213

End of period	—	$22,466	—	$22,466		$33,213		$33,213

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for interest (including swap termination)		$19,360		$19,360		$6,756		$6,756
Cash paid for income taxes						43		43

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the

Shareowners of Broadwing Inc.:

We have audited the accompanying balance sheet of Cincinnati Bell Directory Inc. (the “Company”) (a wholly-owned subsidiary of Broadwing Inc.) as of March 7, 2002, and the related statements of income, changes in owner’s net investment and cash flows for the period from January 1, 2002 to March 7, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Cincinnati Bell Directory Inc. as of March 7, 2002, and the results of its operations and its cash flows for the period from January 1, 2002 to March 7, 2002 in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP

Cincinnati, Ohio

May 9, 2003

CINCINNATI BELL DIRECTORY INC.

(PREDECESSOR TO CBD MEDIA HOLDINGS LLC)

BALANCE SHEET

(Dollars in thousands)

March 7, 2002
ASSETS
Current Assets:
Accounts receivable (net of allowance of $2,279)	$5,902
Deferred directory costs	6,572
Prepaid expenses and other current assets	300
Deferred income tax benefit	257

Total current assets	13,031
Equipment and leasehold improvements (net)	170

Total Assets	$13,201

LIABILITIES AND OWNER’S NET INVESTMENT
Current Liabilities:
Cash overdraft	$183
Accrued liabilities	1,416
Deferred revenue	3,558
Other current liabilities	1,030

Total current liabilities	6,187
Other long-term liabilities	1,958
Commitments and Contingencies (note 5)
Owner’s net investment	5,056

Total Liabilities and Owner’s Net Investment	$13,201

See notes to financial statements.

CINCINNATI BELL DIRECTORY INC.

(PREDECESSOR TO CBD MEDIA HOLDINGS LLC)

STATEMENT OF INCOME

(Dollars in thousands)

For the period from January 1, 2002 to March 7, 2002

Net revenue	$14,269
Cost of revenue (includes related party amounts of $3,121)	8,873
General and administrative expenses (includes related party amounts of $310)	419

Operating income	4,977
Other expenses—net	12

Income before income taxes	4,965
Provision for income taxes	1,954

Net income	$3,011

See notes to financial statements.

CINCINNATI BELL DIRECTORY INC.

(PREDECESSOR TO CBD MEDIA HOLDINGS LLC)

STATEMENT OF CHANGES IN OWNER’S NET INVESTMENT

For the period from January 1, 2002 to March 7, 2002

(Dollars in thousands)

Owner’s Net Investment
Balance at January 1, 2002	$10,076
Net income	3,011
Transfers to owner—net	(8,031)

Balance at March 7, 2002	$5,056

See notes to financial statements.

CINCINNATI BELL DIRECTORY INC.

(PREDECESSOR TO CBD MEDIA HOLDINGS LLC)

STATEMENT OF CASH FLOWS

For the period from January 1, 2002 to March 7, 2002

(Dollars in thousands)

Cash Flows from Operating Activities:
Net income	$3,011
Adjustments to reconcile net income to cash flows provided by operating activities:
Depreciation	24
Deferred income tax benefit	(166)
Changes in certain working capital accounts:
Accounts receivable	3,892
Prepaid expenses and other assets	870
Deferred directory costs	2,800
Other assets	915
Accrued liabilities	246
Deferred revenue	(1,756)
Other	(1,954)

Net cash provided by operating activities	7,882

Cash Flows from Financing Activities:
Cash overdraft	149
Transfers to owner—net	(8,031)

Net cash used in financing activities	(7,882)

Net Change in Cash and Cash Equivalents	—

Cash and Cash Equivalents:
Beginning of period	—

End of period	$—

See notes to financial statements.

CINCINNATI BELL DIRECTORY

(PREDECESSOR TO CBD MEDIA HOLDINGS LLC)

NOTES TO FINANCIAL STATEMENTS

For the period from January 1, 2002 to March 7, 2002

(Dollars in thousands)

1. Business Description

Nature of Business—Cincinnati Bell Directory Inc. (the “Company” or “Cincinnati Bell Directory”) is located in Cincinnati, Ohio. The Company publishes yellow page directories and sells directory advertising and information services in the Greater Cincinnati area, including Northern Kentucky and Southeast Indiana. These services are available to customers in the form of a traditional printed directory, an internet based service known as “Cincinnati Exchange” and on CD-ROM. In addition to the Yellow Page Services, the Company also produces the Cincinnati Bell White Pages for its affiliated company, Cincinnati Bell Telephone.

Cincinnati Bell Directory is a wholly-owned subsidiary of Broadwing, Inc. (“Broadwing”) which is a publicly traded company.

2. Financial Statement Presentation

For the period from January 1, 2002 to March 7, 2002, Cincinnati Bell Directory’s financial statements reflect the results of operations, financial position, cash flows and changes in owner’s net investment as if Cincinnati Bell Directory were a separate entity for the period. The financial statements have been prepared using the historical basis in the assets and liabilities and historical results of operations related to Cincinnati Bell Directory.

Cincinnati Bell Directory’s financing requirements are primarily provided through cash generated from the Company’s operations. Cincinnati Bell Directory participates in Broadwing’s centralized cash management system to finance operations. Under this system all cash generated is transferred to Broadwing and then provided to Cincinnati Bell Directory as needed. Cincinnati Bell Directory’s statement of income does not include any significant interest expense or income relating to such cash activity. The net cash advances between Cincinnati Bell Directory and Broadwing are included in the balance sheet within the owner’s net investment. Cincinnati Bell Directory has not accumulated retained earnings as earnings are accumulated at the Broadwing level.

General corporate overhead costs related to Broadwing’s corporate headquarters and shared service functions are allocated to Cincinnati Bell Directory, to the extent such amounts are applicable to Cincinnati Bell Directory, primarily based on the ratio of anticipated support provided to Cincinnati Bell Directory as compared to other subsidiaries of Broadwing. The allocation is calculated as a function of revenue, payroll and property. The allocations are recorded in the period that they are incurred. Management believes these allocations are reasonable and comparable to the costs that would have been incurred if Cincinnati Bell Directory were a stand-alone entity. As a stand-alone entity, Cincinnati Bell Directory would need to begin using its own resources or purchasing services to perform these functions and would be fully responsible for the costs and expenses associated with the management of its business.

3. Summary of Significant Accounting Policies

Cash And Cash Equivalents—Cash equivalents are highly liquid investments with a maturity of 90 days or less when purchased. There were no cash equivalents at March 7, 2002 as Cincinnati Bell Directory participates in Broadwing’s centralized cash management system which requires all cash and cash equivalents be held at the Broadwing corporate level to maximize cash management.

Deferred Directory Costs—Direct costs incurred related to directories published in June and November of each year are deferred and amortized over the life of the directory, generally one year. Primary direct costs include sales commissions paid to sales agents and printing and distribution costs associated with its directory publications.

CINCINNATI BELL DIRECTORY

(PREDECESSOR TO CBD MEDIA HOLDINGS LLC)

NOTES TO FINANCIAL STATEMENTS (continued)

For the period from January 1, 2002 to March 7, 2002

(Dollars in thousands)

Equipment and Leasehold Improvements—Equipment and leasehold improvements are stated at cost, net of accumulated depreciation and amortization. Depreciation is provided on the straight-line basis over the estimated useful lives of the assets. Amortization of leasehold improvements is provided on the straight-line basis over the lesser of the useful life or the lease term. Depreciation and amortization periods are as follows: computer equipment and software—3-5 years; furniture and fixtures—15 years; tools and equipment—7 years. When assets are retired or otherwise disposed of, the cost of the asset and the related accumulated depreciation are removed from their respective accounts and any resulting gain or loss is recognized.

Income Taxes—Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Cincinnati Bell Directory’s operations are included in the combined U.S. federal and state income tax returns filed by Broadwing. During such time, income tax expense in Cincinnati Bell Directory’s financial statements was calculated as if Cincinnati Bell Directory had filed separate income tax returns. Allocations of current income taxes payable to Broadwing are considered to have been remitted, in cash, in the period the related income tax expense was recorded.

Fair Value of Financial Instruments—The carrying amounts reported in the balance sheet for cash and cash equivalents, accounts receivable, and other accrued expenses approximate their fair values due to the short-term nature of these financial instruments.

Concentration of Credit Risks—Financial instruments which potentially expose the Company to concentrations of credit risk consist primarily of accounts receivable. Management believes its credit policies are prudent and reflect normal industry terms and business risk. The Company does not anticipate non-performance by the counterparties and, accordingly, does not require collateral.

A roll forward of the allowance for sales adjustments for the period ended March 7, 2002 is as follows:

Balance, January 1, 2002	$1,777
Charged to expense	1,925
Write-offs	(1,423)

Balance, March 7, 2002	$2,279

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition—Revenue is primarily the result of selling advertising that is subsequently placed in the Cincinnati Bell Yellow Pages. Revenues and expenses related to publishing directories are recognized using the “deferral and amortization method” under which revenues and expenses are recognized over the lives of the directories, generally twelve months.

CINCINNATI BELL DIRECTORY

(PREDECESSOR TO CBD MEDIA HOLDINGS LLC)

NOTES TO FINANCIAL STATEMENTS (continued)

For the period from January 1, 2002 to March 7, 2002

(Dollars in thousands)

Vendor Incentives—The Company has long-term contracts with certain vendors under which the vendors pay cash incentives to the Company for entering into the contracts. These incentives are recorded as deferred income and amortized as a reduction of cost of sales over the related contract terms. The amount of deferred vendor incentives that are expected to be amortized within one year are recorded as a current liability within other current liabilities. The remaining portion of deferred vendor incentives are recorded within other long-term liabilities. Total deferred vendor incentives were approximately $2,988 at March 7, 2002.

4. Equipment and Leasehold Improvements

Equipment and leasehold improvements at March 7, 2002 consisted of the following:

Computer equipment and software	$570
Furniture and fixtures	202
Leasehold improvements	21
Tools and equipment	17

Total	810
Less accumulated depreciation	(640)

Equipment and leasehold improvements—net	$170

5. Commitments and Contingencies

Operating Lease—The Company leases its facilities under noncancelable operating leases (the “facility leases”), with expected expirations between March 31, 2002 and September 30, 2003. Under the terms of these facilities leases, the Company is also responsible for maintenance and insurance. In addition to the minimum lease payments, the Company is responsible for contingent payments to cover its portion of the buildings’ operating expenses and utilities, based upon square feet occupied. In March 2002, the Company negotiated the termination of the leases. In connection with the termination of the leases the Company recorded a $125 charge in the period ended March 7, 2002.

Total rent expense for the period ended March 7, 2002 totaled $44 (excluding the $125 termination charge noted above).

6. Benefit Plans

Cincinnati Bell Directory employees are covered by Broadwing’s employee benefit plans including their defined benefit pension plans, their health care and group life insurance benefit plans, and their defined contribution plan. The pension benefit formula for the defined benefit plan is determined by a combination of compensation based credits and annual guaranteed interest credits. Funding for this plan is achieved through contributions to an irrevocable trust fund.

The health care and group life benefit plans are funded through Voluntary Employee Benefit Association trusts managed by Broadwing. It is Broadwing’s practice to fund amounts as deemed appropriate from time to time. Total expense for Cincinnati Bell Directory related to the health care and group life benefit plans for the period ended March 7, 2002 was $13.

CINCINNATI BELL DIRECTORY

(PREDECESSOR TO CBD MEDIA HOLDINGS LLC)

NOTES TO FINANCIAL STATEMENTS (continued)

For the period from January 1, 2002 to March 7, 2002

(Dollars in thousands)

Cincinnati Bell Directory’s contributions to the defined contribution plan are based on matching a portion of the employee contributions or on a percentage of employee earnings or net income for the year. Total Cincinnati Bell Directory contributions to the defined contribution plan were $12 for the period ended March 7, 2002.

7. Stock-based Compensation

Cincinnati Bell Directory employees are also eligible for participation in Broadwing’s long term incentive plan. Under this plan, certain employees of Cincinnati Bell Directory are granted stock options in Broadwing common stock and other stock-based awards. Under this plan, options are granted with exercise prices that are not less than market value of the stock at the grant date. Generally, stock options have ten-year terms and vest over three to five years. Cincinnati Bell Directory incurred no compensation expense for these options during the year, as they follow Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” and related interpretations in accounting for this plan.

Cincinnati Bell Directory follows the disclosure-only provisions of Statement of Financial Accounting Standards (“SFAS”) No. 123, “Accounting for Stock-Based Compensation,” but applies APB Opinion 25 and related interpretations in accounting for its plans. If Cincinnati Bell Directory had elected to recognize compensation cost for the issuance of Broadwing options to employees based on the fair value at the grant dates for awards consistent with the method prescribed by SFAS 123, net income for the period ended March 7, 2002 would have been impacted as follows:

Thousands of dollars except shares and per share amounts net income:
As reported	$3,011
Pro forma compensation expense—net of tax benefits	(17)

Total pro forma net income	$2,994

At December 31, 2001 and March 7, 2002, 94,720 Broadwing stock options were held by Cincinnati Bell Directory employees. The weighted average exercise price of the stock options was $19.59. During the period from January 1, 2002 to March 7, 2002 there were not any grants, forfeitures or exercises of Broadwing stock options held by Cincinnati Bell Directory employees.

At March 7, 2002, 48,765 of the Broadwing stock options held by Cincinnati Bell Directory employees were exercisable at the following amounts per share: $35.97 to $30.34 (9,688 shares), $27.78 to $20.16 (11,775 shares) and $16.75 to $9.65 (27,302 shares).

8. Related Party Transactions

Financing—Cincinnati Bell Directory participates in Broadwing’s centralized cash management system to finance operations. Cash deposits received by Cincinnati Bell Directory are transferred to Broadwing on a daily basis, and Broadwing funds Cincinnati Bell Directory’s disbursement bank accounts as required.

All related party transactions, including receivables and payables, are cleared through an intercompany account, which is ultimately settled at the Broadwing level as cash is managed centrally. No significant interest income or expense was derived from related party receivables or payables which flow through to Broadwing’s intercompany accounts.

CINCINNATI BELL DIRECTORY

(PREDECESSOR TO CBD MEDIA HOLDINGS LLC)

NOTES TO FINANCIAL STATEMENTS (continued)

For the period from January 1, 2002 to March 7, 2002

(Dollars in thousands)

Related Party Allocations—The Company’s related party allocation expenses for the period ended March 7, 2002 are summarized below:

Allocations included in cost of revenue:
Royalty for Cincinnati Bell name	$2,823
Shared services allocations	298
Allocations included in general and administrative expenses:
Payroll allocations	265
Corporate allocations	45

Total allocations	$3,431

Cincinnati Bell Directory pays Broadwing a royalty fee of $15,000 each year for the use of the Cincinnati Bell name. The royalty payment is included in cost of revenue in the statement of income.

Also included in cost of revenue in Cincinnati Bell Directory’s statement of income are expenses for shared services provided by Cincinnati Bell Telephone, which is a separate, wholly-owned subsidiary of Broadwing. Cincinnati Bell Directory’s revenues from directory advertising are billed on its customers’ Cincinnati Bell Telephone local service bill. As such, Cincinnati Bell Telephone provides the following services on the behalf of Cincinnati Bell Directory: bill processing, bill rendering, cash collections and adjustment processing. Total fees charged to Cincinnati Bell Directory for these services were $298 for the period ended March 7, 2002.

Broadwing provides corporate tax, accounting, auditing and treasury services, corporate planning and financial analysis, rental of office space, corporate communications, corporate human resources support and corporate legal support. Broadwing bills all of its subsidiaries, including Cincinnati Bell Directory, for these services on a monthly basis. Total fees charged to Cincinnati Bell Directory were $45 for the period ended March 7, 2002.

On December 31, 2001, all Cincinnati Bell Directory employees were transferred to the Cincinnati Bell Telephone payroll. Liabilities relating to the employees, including accrued payroll, accrued bonuses and accrued compensated absences, were transferred to Cincinnati Bell Telephone in connection with the transfer of the employees. For the period from January 1, 2002 to March 7, 2002 Cincinnati Bell Telephone charged Cincinnati Bell Directory $265 for the allocation of payroll costs.

The expenses allocated to Cincinnati Bell Directory for the services noted above are not necessarily indicative of the expenses that would have been incurred if Cincinnati Bell Directory had been a separate, stand-alone entity.

Product Sales and Purchases—In the normal course of business, Cincinnati Bell Directory sells white page directories and advertising to other Broadwing affiliates. Cincinnati Bell Directory had revenues from sales to other Broadwing affiliates for the period ended March 7, 2002 of $540. Cincinnati Bell Directory does not have any material purchases from other Broadwing affiliates.

CINCINNATI BELL DIRECTORY

(PREDECESSOR TO CBD MEDIA HOLDINGS LLC)

NOTES TO FINANCIAL STATEMENTS (continued)

For the period from January 1, 2002 to March 7, 2002

(Dollars in thousands)

9. Income Taxes

Provision for income taxes for the period ended March 7, 2002 consisted of:

Current provision:
U.S. Federal	$1,851
State and local—net of U.S. Federal tax benefit	269

Total current provision	2,120

Deferred benefit
U.S. Federal	(145)
State and local—net of U.S. Federal tax benefit	(21)

Total deferred benefit	(166)

Provision for income taxes	$1,954

The following table summarizes the significant differences between the U.S. Federal statutory tax rate and the Company’s effective tax rate:

Statutory U.S. Federal tax rate	35.00%
State and local taxes—net of U.S. Federal tax benefit	5.08%

Effective tax rate	40.08%

Deferred tax assets and liabilities as of March 7, 2002 consisted of the following:

Deferred tax assets:
Accrued state and local taxes	$297
New product reserve	196
Restructuring reserve	53

Total deferred tax assets	546

Deferred tax liabilities:
Bad debt reserve	284
Other	5

Total deferred tax liabilities	289

Net deferred tax assets	$257

10. Subsequent Event

On March 8, 2002, substantially all of the assets and liabilities of the Company were acquired by CBD Media (a wholly-owned subsidiary of CBD Holdings) for approximately $343,434.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors:

We have audited the accompanying statements of income and comprehensive income, changes in owner’s net investment and cash flows of Cincinnati Bell Directory Inc. (the “Company”) (a wholly-owned subsidiary of Cincinnati Bell Inc., formerly Broadwing Inc.) for the year ended December 31, 2001. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the results of operations, changes in owner’s net investment and cash flows of the Company for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP

Cincinnati, Ohio

May 11, 2004

CINCINNATI BELL DIRECTORY INC.

(PREDECESSOR TO CBD MEDIA HOLDINGS LLC)

STATEMENT OF INCOME AND COMPREHENSIVE INCOME

For the year ended December 31, 2001

(Dollars in thousands)

2001
Net revenues	$80,224
Cost of revenue (includes related party amounts of $16,766)	45,198
General and administrative expenses (includes related party amounts of $344)	2,119

Operating income	32,907
Other expenses, net	62

Income before income taxes	32,845
Provision for income taxes	13,433

Net income and comprehensive income	$19,412

The accompanying notes are an integral part of these financial statements.

CINCINNATI BELL DIRECTORY INC.

(PREDECESSOR TO CBD MEDIA HOLDINGS LLC)

STATEMENT OF CHANGES IN OWNER’S NET INVESTMENT

For the year ended December 31, 2001

(Dollar in thousands)

Owner’s Net Investment
December 31, 2000	$7,105
Net income	19,412
Transfers to owner, net	(16,441)

December 31, 2001	$10,076

The accompanying notes are an integral part of these financial statements.

CINCINNATI BELL DIRECTORY INC.

(PREDECESSOR TO CBD MEDIA HOLDINGS LLC)

STATEMENT OF CASH FLOWS

For the year ended December 31, 2001

(Dollars in thousands)

2001
Cash flows from operating activities:
Net income	$19,412
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	132
Provision for bad debts	2,932
Deferred income tax (benefit) expense	(770)
Changes in operating assets and liabilities:
Accounts receivable	(4,623)
Deferred directory costs	(474)
Prepaid expenses and other current assets	(719)
Other assets	(915)
Accrued liabilities	(437)
Deferred revenue	(259)
Other current liabilities	764
Other liabilities	1,847

Cash flows provided by operating activities	16,890

Cash flows from investing activities:
Capital expenditures	—

Cash flows used in investing activities	—

Cash flows from financing activities:
Cash overdraft	(449)
Transfers to owner, net	(16,441)

Cash flows used in financing activities	(16,890)

Decrease in cash and cash equivalents	—
Beginning cash and cash equivalents	—

Ending cash and cash equivalents	$—

The accompanying notes are an integral part of these financial statements.

CINCINNATI BELL DIRECTORY INC.

(PREDECESSOR TO CBD MEDIA HOLDINGS LLC)

NOTES TO FINANCIAL STATEMENTS

For the year ended December 31, 2001

(Dollars in thousands)

1. Business Description and Liquidity

Business Description

Cincinnati Bell Directory (the “Company”) operates in Cincinnati, Ohio and publishes yellow pages directories and sells directory advertising and information services in the Greater Cincinnati area. These services are available to the customer in the form of a traditional printed directory, an Internet-based service known as “Cincinnati Exchange” and an electronic directory on CD-Rom. In addition to the Yellow Page Services, the Company also produces the Cincinnati Bell White Pages for its affiliated company, Cincinnati Bell Telephone.

Cincinnati Bell Directory is a wholly owned subsidiary of Broadwing Inc. (“Broadwing”) which is a publicly-traded company.

2. Financial Statement Presentation

For the years ended December 31, 2001, Cincinnati Bell Directory’s financial statements reflect the results of operations, financial position, cash flows and changes in owner’s net investment as if Cincinnati Bell Directory were a separate entity for all periods. The financial statements have been prepared using the historical basis in the assets and liabilities and historical results of operations related to Cincinnati Bell Directory.

Cincinnati Bell Directory’s financing requirements are primarily provided through cash generated from the Company’s operations. Cincinnati Bell Directory participates in Broadwing’s centralized cash management system to finance operations. Under this system all cash generated is transferred to Broadwing and then provided to Cincinnati Bell Directory as needed. Cincinnati Bell Directory’s statement of income does not include any significant interest expense or income relating to such cash activity.

General corporate overhead costs related to Broadwing’s corporate headquarters and shared service functions are allocated to Cincinnati Bell Directory, to the extent such amounts are applicable to Cincinnati Bell Directory, primarily based on the ratio of anticipated support provided to Cincinnati Bell Directory as compared to other subsidiaries of Broadwing. The allocation is calculated as a function of revenue, payroll and property. The allocations are recorded in the period that they are incurred. Management believes these allocations are reasonable. As a stand-alone entity, Cincinnati Bell Directory would need to begin using its own resources or purchasing services to perform these functions and would be fully responsible for the costs and expenses associated with the management of its business.

3. Accounting Policies

The following is a summary of significant accounting policies:

Income Taxes

Cincinnati Bell Directory’s operations are included in the combined U.S. federal and state income tax returns filed by Broadwing. During such time, income tax expense in Cincinnati Bell Directory’s financial statements was calculated as if Cincinnati Bell Directory had filed separate income tax returns. Allocations of current income taxes payable to Broadwing are considered to have been remitted, in cash, in the period the related income tax expense was recorded.

CINCINNATI BELL DIRECTORY INC.

(PREDECESSOR TO CBD MEDIA HOLDINGS LLC)

NOTES TO FINANCIAL STATEMENTS (continued)

For the year ended December 31, 2001

(Dollars in thousands)

Use of Estimates

The preparation of financial statements to conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Revenue is primarily the result of selling advertising that is subsequently placed in the Cincinnati Bell Yellow Pages. Revenues and expenses related to publishing directories is recognized using the “deferral and amortization method” under which revenues and expenses are recognized over the lives of the directories, generally twelve months.

Vendor Incentives

The Company has long-term contracts with certain vendors under which the vendors pay cash incentives to the Company for entering into the contracts. These incentives are recorded as deferred income and amortized as a reduction of cost of sales over the related contract terms.

Advertising

Costs related to advertising are expensed as incurred and totaled $331 for the year ended December 31, 2001.

Other Comprehensive Income

The Company did not have any items impacting other comprehensive income for the year ended December 31, 2001.

Recently Issued Accounting Standards

Statement of Financial Accounting Standards (“SFAS”) No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended, establishes accounting and reporting standards for derivative instruments and hedging activities and requires recognition of all derivatives as either assets or liabilities measured at fair value. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation. SFAS No. 133, as amended, is effective for fiscal years beginning after June 15, 2000 and its adoption on January 1, 2001 did not have an effect on the Company’s results of operations or its financial position because the Company does not currently hold any derivative instruments.

4. Restructuring Charges 2001 Restructuring Plan

2001 Restructuring Plan

In February 2001, Broadwing Inc. initiated a reorganization of the activities of several of its Cincinnati-based subsidiaries, including Cincinnati Bell Directory. Total restructuring costs for Cincinnati Bell Directory of $355 were recorded in February and consisted of $320 related to lease terminations and $35 related to

CINCINNATI BELL DIRECTORY INC.

(PREDECESSOR TO CBD MEDIA HOLDINGS LLC)

NOTES TO FINANCIAL STATEMENTS (continued)

For the year ended December 31, 2001

(Dollars in thousands)

involuntary employee separation benefits (including severance, medical insurance and other benefits) for one employee. The severance payments were paid out in May 2001. The lease terminations are expected to be complete by September 30, 2003. Total cash outlays were $183 through December 31, 2001. The following table illustrates the activity in this reserve since February 2001.

Type of Costs:	Initial Charge	Cash Outlays	Balance December 31, 2001
Employee separations	$35	$(35)	$—
Terminate contractual obligations	320	(148)	172

Total	$355	$(183)	$172

5. Commitments and Contingencies

Operating Lease

The Company leases its facilities under noncancelable operating leases (the “facility leases”) expiring between March 31, 2002 and September 30, 2003. Under the terms of these facilities leases, the Company is also responsible for maintenance and insurance. In addition to the minimum lease payments described below, the Company is responsible for contingent payments to cover its portion of the buildings’ operating expenses and utilities, based upon square feet occupied.

Future minimum lease payments required under the facility leases are as follows:

Year Ending December 31,
2002	$104
2003	67

Total	$171

Total rent expense for the year ended December 31, 2001 totaled $252. The escalating minimum payments under the facility leases are charged to expense ratably over the lease periods.

6. Benefit Plans

Cincinnati Bell Directory employees are covered by Broadwing’s employment benefit plans including their defined benefit pension plans, their health care and group life insurance benefit plans, and their defined contribution plan. The pension benefit formula for the defined benefit plan is determined by a combination of compensation based credits and annual guaranteed interest credits. Funding for this plan is achieved through contributions to an irrevocable trust fund.

The health care and group life benefit plans are funded through Voluntary Employee Benefit Association trusts managed by Broadwing. It is Broadwing’s practice to fund amounts as deemed appropriate from time to time. Total expenses for Cincinnati Bell Directory related to the health care and group life benefit plans for the year ended December 31, 2001 were $87.

CINCINNATI BELL DIRECTORY INC.

(PREDECESSOR TO CBD MEDIA HOLDINGS LLC)

NOTES TO FINANCIAL STATEMENTS (continued)

For the year ended December 31, 2001

(Dollars in thousands)

Cincinnati Bell Directory’s contributions to the defined contribution plan are based on matching a portion of the employee contributions or on a percentage of employee earnings or net income for the year. Total Cincinnati Bell Directory contributions to the defined contribution plan were $31 for the year ended December 31, 2001.

7. Stock Based Compensation

Cincinnati Bell Directory employees are also eligible for participation in Broadwing’s long term incentive plan. Under this plan, certain employees of Cincinnati Bell Directory are granted stock options in Broadwing common stock and other stock based awards. Under this plan, options are granted with exercise prices that are not less than market value of the stock at the grant date. Generally, stock options have ten-year terms and vest over three to five years. Cincinnati Bell Directory incurred no compensation expense for these options during the year, as they follow Accounting Principles Board Opinion 25, “Accounting for Stock Issued to Employees” and related interpretations in accounting for this plan.

Cincinnati Bell Directory follows the disclosure-only provisions of SFAS 123, “Accounting for Stock-Based Compensation,” but applies APB Opinion 25 and related interpretations in accounting for its plans. If Cincinnati Bell Directory had elected to recognize compensation cost for the issuance of Broadwing options to employees based on the fair value at the grant dates for awards consistent with the method prescribed by SFAS 123, net income would have been impacted as follows:

2001
Thousands of dollars except shares and per share amounts
Net Income as reported	$19,412
Pro forma compensation expense, net of tax benefits	(92)

Total pro forma net income	$19,320

The weighted average fair value at the date of grant for Broadwing options granted to Cincinnati Bell Directory employees during 2001 was $6.84. Such amount was estimated using the Black-Scholes option pricing model with the following weighted average assumptions.

2001
Expected dividend yield	—
Expected volatility	61.4%
Risk-free interest rate	4.1%
Expected holding period—years	3

Presented below is a summary of the status of outstanding Broadwing stock options issued to Cincinnati Bell Directory employees:

	Shares	Weighted Average Exercise Price
Broadwing options held by employees at January 1, 2001	49,675	$22.77
Granted to employees	45,545	15.47
Exercised	—	—
Forfeited/expired	(500)	16.75

Broadwing options held by employees at December 31, 2001	94,720	$19.59

CINCINNATI BELL DIRECTORY INC.

(PREDECESSOR TO CBD MEDIA HOLDINGS LLC)

NOTES TO FINANCIAL STATEMENTS (continued)

For the year ended December 31, 2001

(Dollars in thousands)

At December 31, 2001, 48,765 options were exercisable. Outstanding stock options at December 31, 2001, once vested, are exercisable at the following amounts per share: $35.97 to $30.34 (9,688 shares), $27.78 to $20.16 (11,775 shares) and $16.75 to $9.65 (27,302 shares).

8. Related Party Transactions

Financing

Cincinnati Bell Directory participates in Broadwing’s centralized cash management system to finance operations. Cash deposits received by Cincinnati Bell Directory are transferred to Broadwing on a daily basis, and Broadwing funds Cincinnati Bell Directory disbursement bank accounts as required.

All related party transactions, including receivables and payables, are cleared through an intercompany account, which is ultimately settled at the Broadwing level as cash is managed centrally. No significant interest income or expense was derived from related party receivables or payables which flow through to Broadwing’s intercompany accounts.

Related Party Allocations

The Company’s related party allocation expenses are summarized below:

2001
Allocations included in cost of revenue:
Royalty for Cincinnati Bell name	$15,000
Shared services allocations	1,766
Allocations included in general and administrative expenses:
Corporate allocations	344

Total allocations	$17,110

Cincinnati Bell Directory pays Broadwing Inc. a royalty fee of $15,000 each year for the use of the Cincinnati Bell name. The royalty payment is included in cost of revenue on the statement of income.

Also included in cost of revenue of Cincinnati Bell Directory’s statement of income are expenses for shared services provided by Cincinnati Bell Telephone, which is a separate, wholly-owned subsidiary of Broadwing. Cincinnati Bell Directory’s revenues from directory advertising are billed on its customers’ Cincinnati Bell Telephone local service bill. As such, Cincinnati Bell Telephone provides the following services on the behalf of Cincinnati Bell Directory: bill processing, bill rendering, cash collections and adjustment processing. Total fees charged to Cincinnati Bell Directory for these services were $1,766 for the year ended December 31, 2001.

Broadwing Inc. provides corporate tax, accounting, auditing and treasury services, corporate planning and financial analysis, rental of office space, corporate communications, corporate human resources support and corporate legal support. Broadwing Inc. bills all of its subsidiaries, including Cincinnati Bell Directory, for these services on a monthly basis. Total fees charged to Cincinnati Bell Directory were $344 for the year ended December 31, 2001.

The expenses allocated to Cincinnati Bell Directory for the services noted above are not necessarily indicative of the expenses that would have been incurred if Cincinnati Bell Directory had been a separate, stand-alone entity.

CINCINNATI BELL DIRECTORY INC.

(PREDECESSOR TO CBD MEDIA HOLDINGS LLC)

NOTES TO FINANCIAL STATEMENTS (continued)

For the year ended December 31, 2001

(Dollars in thousands)

Employees

On December 31, 2001, all Cincinnati Bell Directory employees were transferred to the Cincinnati Bell Telephone payroll.

Product Sales and Purchases

In the normal course of business, Cincinnati Bell Directory sells white page directories and advertising to other Broadwing affiliates. Cincinnati Bell Directory had revenues from sales to other Broadwing affiliates for year ended December 31, 2001 of $385. Cincinnati Bell Directory does not have any material purchases from other Broadwing affiliates.

9. Income Taxes

Provision for income taxes consisted of:

2001
Current provision:
U.S. Federal	$12,195
State and local, net of U.S. Federal tax benefit	2,008

Total current provision	14,203
Deferred (benefit) provision:
U.S. Federal	(696)
State and local, net of U.S. Federal tax benefit	(74)

Total deferred (benefit) provision	(770)

Provision for income taxes	$13,433

The following table summarizes the significant differences between the U.S. Federal statutory tax rate and the Company’s effective tax rate:

2001
Statutory Federal tax rate	35.0%
State and local taxes, net of U.S. Federal tax benefit	5.9%

Effective tax rate	40.9%

10. Industry Segment

Cincinnati Bell Directory operates in one industry segment, the publishing of yellow pages directories and sale of directory advertising and information services in the Greater Cincinnati area.

11. Subsequent Event

On March 8, 2002, substantially all of the assets and liabilities of the Company were acquired by CBD Media (a wholly-owned subsidiary of CBD Holdings) for approximately $343,434.

CBD Media Holdings LLC

CBD Holdings Finance, Inc.

OFFER TO EXCHANGE

$100,000,000 principal amount of their

9 1/4% Senior Notes due 2012,

which have been registered under the Securities Act,

for any and all of their outstanding

9 1/4% Senior Notes due 2012

PROSPECTUS

Until May 2, 2005, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.